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11005371

Notice of 2011 Annual Meeting of Shareholders and Proxy Statement

2010 Financial Report

March 22, 2011


Pfizer

HOW TO VOTE

Most shareholders have a choice of voting on the Internet, by telephone, or by mail using a traditional proxy card. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting method(s) available to you. **If you vote by telephone or on the Internet, you do not need to return your proxy card.**

ANNUAL MEETING ADMISSION

Either an admission ticket or proof of ownership of Pfizer stock, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If you are a shareholder of record, your admission ticket is attached to your proxy card. If your shares are held in the name of a broker, bank or other holder of record, you must bring a brokerage statement or other proof of ownership with you to the Meeting, or you may request an admission ticket in advance. For further details, please see "Do I need a ticket to attend the Annual Meeting?" under "Proxy Statement—Questions and Answers About the Annual Meeting and Voting."

RECEIVE FUTURE ANNUAL MEETING MATERIALS ELECTRONICALLY

Shareholders can help us reduce printing and mailing costs by opting to receive future proxy materials electronically. Shareholders of record may enroll in the electronic proxy delivery service at any time by going directly to www.computershare-na.com/green. Beneficial owners should contact their broker, bank or other holder of record regarding the availability of this service.

HOUSEHOLDING

If you share the same last name with other shareholders living in your household, you may opt to receive only one copy of future proxy statements and financial reports. Please see "What is 'householding' and how does it affect me?" under "Proxy Statement—Questions and Answers About the Annual Meeting and Voting" for more information on this important shareholder program.

PFIZER'S 2010 ANNUAL REVIEW

Since Pfizer is working hard to be a greener company, we no longer mail paper copies of the Pfizer Annual Review to Shareholders. If you would like to view the 2010 Annual Review online, visit www.pfizer.com/annual. To receive a printed copy, call 1-800-733-4717 or write to Pfizer, P.O. Box 29483, Mission, KS 66201-9698, or request online at https://www.pfizer.com/contact/mail_annualreview.jsp.

TO OUR STAKEHOLDERS



Ian C. Read
President & CEO

It is an honor for me to lead Pfizer at this important time for both our company and the industry. I've spent my entire career at Pfizer and during this time I have seen the industry change and evolve in terms of customers' needs, regulatory standards and where growth occurs. Among these changes, one of the most important has been the increasing pressure from payers, governments and society to deliver greater value. That's why I believe there is a fundamental question facing the industry and Pfizer. Simply stated, it is: Do we have a research model that will consistently produce results that improve the lives of patients and create value for shareholders?

Pfizer is answering this fundamental question. We are taking the hard decisions that will improve the performance of our innovative core. We are focusing our R&D on human disease mechanisms in the areas where we believe we can win; we are strengthening our processes inside of research to help ensure we only bring differentiated medicines to market; we are applying rigor in how we manage our portfolio; and we are being disciplined in how we deploy capital. We are choosing the right science to create the next generation of medicines and vaccines that matter most to the people we serve and we are bringing some of the industry's best scientific minds together to solve the most difficult health challenges of our time.

In my first letter to you as Pfizer's CEO, I'll summarize our performance in 2010 and talk about the four imperatives that are driving the actions we are taking to address the challenges we face. I am optimistic about Pfizer's future because I believe we will create value in the short and long term by generating products that are innovative and science-driven, making the right capital allocation decisions, continuing to promote a culture of confidence and trust, and earning respect from society. There has never been a more dynamic or exciting period in Pfizer's history and I look forward to leading our company as we enter this new chapter.

2010: CONTINUING TO DELIVER ON OUR COMMITMENTS

In 2010 we met or exceeded our revenue and earnings per share goals. Pfizer had record sales of $67.8 billion, driven by an increasingly diverse portfolio of products. Our Biopharmaceutical organization, focused on prescription-only human health products, delivered $58.5 billion in sales, up 29 percent over 2009. This growth was largely driven by the addition of Wyeth's products. Our Diversified businesses, which include our Animal Health, Consumer Healthcare, Nutrition and Capsugel units, were greatly strengthened by the addition of Wyeth brands and collectively delivered $9.0 billion in sales, up 114 percent over 2009. We also stayed on track to achieve our previously announced, multiyear cost-reduction goal of approximately $4 billion to $5 billion by the end of 2012,[1] achieving more than $2 billion of these cost reductions in 2010.

Pfizer's adjusted diluted earnings per share[2] of $2.23 exceeded our guidance for the year. To directly enhance shareholder value, in December 2010 Pfizer's Board of Directors approved an 11 percent increase in the first-quarter 2011 dividend to 20 cents a share and in January 2011 increased the funds authorized for share buybacks to $9 billion. We expect to repurchase approximately $5 billion of common stock during 2011, with the remaining authorized amount available in 2012 and beyond.

Pfizer also met expectations in 2010 in other key performance indicators that companies in our industry are increasingly adopting. These encompass environmental sustainability, investments in treatments for neglected diseases and improvement in access to medicines.

1 Based on 2008 average foreign exchange rates, in comparison with the 2008 *pro forma* adjusted total costs (see footnote 2) of legacy Pfizer and legacy Wyeth operations, and not including the impact of the planned reduction in R&D expenditures announced in February 2011.

2 "Adjusted income" and its components and "adjusted diluted earnings per share (EPS)" are defined as "reported net income" and its components and "reported diluted EPS" excluding purchase-accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. "Adjusted total costs" represents the total of "adjusted cost of sales," "adjusted SI&A expenses" and "adjusted R&D expenses," which are income statement line items prepared on the same basis as and are components of the overall "adjusted income" measure. The definitions of "reported net income" and "reported diluted EPS," certain uses by management of the "adjusted income" measure, and a reconciliation of 2010 "adjusted income" and its components and "adjusted diluted EPS" to 2010 "reported net income" and its components and "reported diluted EPS" are provided in Pfizer's Current Report on Form 8-K dated February 1, 2011. Additional information regarding our 2010 financial performance is provided in Pfizer's Annual Report on Form 10-K for the fiscal year ended December 31, 2010. These reports can be found on www.pfizer.com in the "Investors-SEC Filings" section. The "adjusted income" and its components and "adjusted diluted EPS" measures are not, and should not be viewed as, substitutes for "reported net income" and its components and "reported diluted EPS."

ROBUST SALES, WIDER SCOPE, IMPORTANT PARTNERSHIPS

We have been working to increase Pfizer's product mix and geographic presence. In 2010 Pfizer had 15 brands that surpassed the $1 billion mark in sales, a record for our industry. Growth in our patented portfolio was driven by important medicines such as Sutent, Lyrica, Prevnar and Enbrel. We widened our geographic scope with a focus on emerging markets, where half of the world's population lives and where there is rising economic wealth. In 2010 our Biopharmaceutical revenues in emerging markets exceeded $8.5 billion,[3] up 41 percent over 2009, and, for the first time, we achieved more than $1 billion of annual revenue in both China and Brazil.

During 2010 close interaction among our development, medical, external affairs and commercialization teams helped boost registrations for Prevnar 13[4] for pediatric use to more than 80 countries and launches to more than 55 countries. This new vaccine, which helps protect infants and young children from pneumococcal disease, became our fourth-largest-selling product in its first full year since its commercial introduction, and is now available to millions of infants and young children in developed, emerging and developing nations.

We also saw developments in our late-stage pipeline during 2010, including the regulatory filing for Prevnar 13 for adult use in the U.S. and European Union, and encouraging late-stage results from our JAK inhibitor, tofacinitib, being developed to treat rheumatoid arthritis and other conditions; from crizotinib, bosutinib and axitinib for certain kinds of cancers; and from apixaban, which we are developing with Bristol-Myers Squibb as a new anticoagulant. We will continue to track these key late-stage assets throughout 2011.

We remained active in striking partnerships and alliances that continue diversifying our product portfolio and geographic reach. Partnerships announced in 2010 included an in-licensing agreement with Biocon designed to provide more alternatives to the world's diabetes patients, and an alliance with Keas that offers personalized care plans directly to patients. We also announced several strategic acquisitions, including King Pharmaceuticals, to supplement our pain-management portfolio and drug-delivery technologies, and Synbiotics Corporation, to provide Pfizer's animal health business with a foothold in the fast-growing veterinary immunodiagnostics sector. We formed a new partnership with Teuto, a Brazilian company that helps us reach more patients in a key emerging market with branded and unbranded generics. We also advanced our partnerships with numerous governments and foundations to increase access to health care, immunize millions of children with the latest pneumococcal vaccine, and help alleviate human suffering from diseases such as malaria and blinding trachoma.

OPPORTUNITIES, BUT ALSO CHALLENGES

We fully recognize the complexity of the challenges we face over the next several years and are prepared to address them by focusing on four imperatives that will allow us to distinguish ourselves from others in our industry.

IMPERATIVES FOR BUILDING VALUE

- **Be a Leader in Science and Innovation:** Marshal and manage our deep resources to generate products that are both innovative and science-driven and can profoundly impact health.
- **Continue to Use Our Financial and Commercial Strength to Enhance Competitiveness:** Take the right actions that allocate capital and leverage our commercial strength to produce profitable growth and create value for patients, health care providers, payers and shareholders.
- **Earn Respect from Society:** Enhance credibility and trust by acting with integrity and helping to expand access to health care.
- **Create a Culture of Confidence and Trust:** Develop ourselves as a learning organization, rooted in strong values, and driven by initiative, collaboration and accountability.

LEADERSHIP IN SCIENCE AND INNOVATION

We must create a sustainable platform for growth through science and innovation. Improving the performance of our innovative core is essential, and we are taking decisive steps to do that. In 2010 we centralized our global R&D team under the leadership of Dr. Mikael Dolsten. On February 1, 2011 we announced an acceleration of our R&D strategy, which sharpens our research

3 Emerging Markets include, but are not limited to, Asia (excluding South Korea and Japan), Latin America, Africa, Central and Eastern Europe, the Middle East, Russia and Turkey.

4 Known as Prevenar 13 in most markets outside the U.S.

focus on the areas that give us the best promise of scientific and commercial success. At the center of this strategy, we will sustain or increase our investments in neuroscience; cardiovascular, metabolic and endocrine diseases; oncology; inflammation and immunology; and vaccines. These areas will be augmented by the advantaged technologies delivered by Rinat and CovX, two biotechnology organizations acquired by Pfizer within the past five years. We are also establishing teams dedicated to treatments for pain and sensory disorders, and the advancement of follow-on biologics, also referred to as biosimilars, that are differentiated based on quality, manufacturing platforms and the value offered to patients. This represents a new growth opportunity for Pfizer.

Our mix of research projects is shifting to a greater proportion of large molecules (protein-based biologicals) and conjugate vaccines, where we have strong scientific expertise and higher potential for commercialization. Pfizer's R&D pipeline is rich in Phase I and Phase II entries aimed at important unmet medical needs such as Alzheimer's disease, cancer, pain and vaccines, and backed by more proof of the mechanisms of action than ever before. With biomedical science advancing on all fronts, we are working more collaboratively with academic medical centers and other pharmaceutical and biotech companies in ways that allow us to share risk and gain access to new knowledge and technologies.

Our R&D strategy is designed to strengthen our engine for innovation, provide a better mix of therapeutic approaches, deliver greater numbers of differentiated products, yield a higher return on R&D investment, and build a culture focused more intensely on ownership and accountability.

STRONG FINANCIAL AND COMMERCIAL COMPETITIVENESS

We are organized around customer-focused business units, which makes us a more adept and responsive organization. The leaders in each business unit know the health care environments they operate in, country by country, understand payers' concerns, and have critical insights about the needs of health care providers and patients. Using this knowledge, and through close collaboration with the research units, these leaders are responsible for making the right decisions on how to best allocate a major portion of our resources, and have accountability for late-stage product development and for making smart investment choices. By ensuring that a deep understanding of customers informs our research, we have become an industry leader in emerging markets and remain competitively positioned in the mature European Union and U.S. markets.

Just as we are moving forward decisively in research, we are also reviewing the value-creation potential of our portfolio of businesses by assessing their worth today and potential for creating value over the next several years. The mere fact that we have size and scale will not be a driver for how we make decisions. We will take the actions that maximize the value created by the business units so that the whole of Pfizer is greater than the sum of our individual parts.

EARNING RESPECT FROM SOCIETY

I firmly believe that credibility—doing what we say we will do, and integrity—doing the right things, enhance respect for Pfizer and open doors for our company around the world. We are a leader in an important sector—health care—and work in one of the world's most complex, highly regulated industries. I know that a Pfizer that is well respected by society will lead to new opportunities that accrue to the benefit of all our stakeholders.

We are earning respect and trust by delivering on our commitments and continuing to listen and learn from our customers and other stakeholders, including groups that monitor our commercial practices. In 2010 we modified a number of our practices to provide more clarity and disclosure on payments that we make to health care professionals to do commissioned research or provide physician education. We also issued a report on our contributions to advancing the UN Millennium Development Goals, which delineate a set of global priorities in alleviating poverty, taking care of the environment and improving maternal and child health.

In 2010 we invested heavily in training for all colleagues on the importance of integrity in all actions. In addition, we are refining a number of our processes to ensure stronger oversight. For example, in 2010 we completed the implementation of a new adverse event reporting system and launched a top-to-bottom recasting of our clinical trial process designed to ensure that we are complying with all applicable laws and regulations.

CREATING A CULTURE OF CONFIDENCE AND TRUST

In my 33 years with Pfizer, I have seen firsthand the highly competitive environment we face everywhere we operate. I know that all the major companies in our industry have outstanding talent. It's how we, as leaders, engage that talent that makes the difference.

One of my top priorities is to encourage and maintain a culture where colleagues share their diverse ideas, take initiative, act with an entrepreneurial spirit, give their best each day and believe Pfizer is a great place to work. My message to our colleagues is that they have the opportunity to make a difference in the lives of millions of people while shaping the future of a world-class organization. This great opportunity comes with equally great responsibilities: work with integrity, be accountable for results and deliver for all of our stakeholders.

MILESTONES

Late in 2010 Jeff Kindler, Pfizer's Chairman and CEO, retired from the company. He helped build much of our current foundation for growth, including our business unit structure and our landmark acquisition of Wyeth. I want to thank Jeff for his passionate leadership during his nine years with Pfizer.

Following Jeff's retirement, the Board determined that the designation of an independent, non-executive Chairman is optimal for the company at the present time and elected independent Director George A. Lorch as Non-Executive Chairman of the Board of Directors. George and I have a close working relationship. I know he will continue to be a strong advocate for Pfizer's shareholders.

Two of our Directors will retire in April 2011. Robert N. Burt, a Director who joined us from the Board of Warner-Lambert, served on nearly all of the Board's key committees, and led the Audit Committee during the critical years when Sarbanes-Oxley regulations went into effect. All of us are grateful for Bob's leadership, insight and dedication to Pfizer.

William C. Steere, Jr., Pfizer's Chairman Emeritus since 2001, has been part of Pfizer for 52 years, joining us as a sales representative in 1959 and climbing the ranks to become Chairman and CEO, serving from 1991 to 2001. He led an era that saw Pfizer move from the 14th largest pharmaceutical company in the world to an unquestioned No. 1, largely on the strength of science and innovation.

Nat Ricciardi, President of Pfizer Global Manufacturing, announced that he will retire effective April 1, 2011. Nat began his 39-year career on the night shift of the Brooklyn plant and rose to lead the world's largest biopharmaceutical production network. I am grateful for Nat's leadership of our respected production and supply team, and especially for his commitment to developing people throughout Pfizer.

COMMITMENTS MADE, COMMITMENTS KEPT—BUT MORE TO DO

I invite you to explore our first integrated Annual Review and Corporate Responsibility Report, which is posted to www.pfizer.com and provides more detail on our activities in 2010.

Pfizer had a good year, but we know we have much, much more to do. We will continue to make progress in creating a Pfizer that is both successful and sustainable. We did much in 2010 to manage our costs, reduce our dependence on a few large products, speed up our innovation and bring our products to new markets. We announced additional steps in February 2011 to help put the company on a firm course toward our third century.

I am confident that we are investing in the right areas, taking the right actions and building the right kind of culture. I firmly believe Pfizer has an enduring role to play in meeting humanity's most important priority—better health—and I look forward with great enthusiasm to our future.

Ian C. Read
President and CEO

PFIZER INC.
235 East 42nd Street
New York, New York 10017-5755

NOTICE OF 2011 ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE	8:30 a.m., Central Daylight Time, on Thursday, April 28, 2011.
PLACE	Renaissance Dallas Hotel 2222 Stemmons Freeway Dallas, Texas 75207
WEBCAST	A webcast of our Annual Meeting will be available on our website, www.pfizer.com, starting at 8:30 a.m., Central Daylight Time, on Thursday, April 28, 2011. An archived copy of the webcast will be available on our website through the first week of May 2011. Information included on our website, other than our Proxy Statement and form of proxy, is not a part of our proxy solicitation materials.
ITEMS OF BUSINESS	• To elect 13 members of the Board of Directors named in the Proxy Statement, each for a term of one year. • To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2011 fiscal year. • To conduct an advisory vote on executive compensation. • To conduct an advisory vote on the frequency of future advisory votes on executive compensation. • To consider certain shareholder proposals, if presented at the Meeting; see the Table of Contents for further information. • To transact any other business that properly comes before the Meeting and any adjournment or postponement.
RECORD DATE	You can vote if you were a shareholder of record at the close of business on March 1, 2011.
MATERIALS TO REVIEW	This booklet contains our Notice of 2011 Annual Meeting and Proxy Statement. Our 2010 Financial Report is in Appendix A to this Notice of Annual Meeting and Proxy Statement and is followed by certain Corporate and Shareholder Information. Appendix A and the Corporate and Shareholder Information, as well as the accompanying Letter to Stakeholders, are not a part of our proxy solicitation materials. You may also access them through our website at www.pfizer.com/annualmeeting.
PROXY VOTING	It is important that your shares be represented and voted at the Meeting. You can vote your shares by completing and returning your proxy card or by voting on the Internet or by telephone. See details under "How do I vote?" under "Proxy Statement—Questions and Answers About the Annual Meeting and Voting" below.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 28, 2011: This Notice of Annual Meeting and Proxy Statement and the 2010 Financial Report and Corporate and Shareholder Information are available on our website at www.pfizer.com/annualmeeting.

Matthew Lepore
Vice President and Corporate Secretary

March 22, 2011

TABLE OF CONTENTS

Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these proxy materials?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc., a Delaware corporation, of proxies to be voted at our 2011 Annual Meeting of Shareholders and at any adjournment or postponement.

You are invited to attend the Annual Meeting, which will take place on April 28, 2011, beginning at 8:30 a.m., Central Daylight Time, at the Renaissance Dallas Hotel in Dallas, Texas. See the inside back cover of this Proxy Statement for directions.

Shareholders will be admitted to the Annual Meeting beginning at 8:00 a.m., Central Daylight Time. Seating will be limited.

The Renaissance Dallas Hotel is accessible to disabled persons and, upon request, we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. Please mail your request to the address noted below under the question "Do I need a ticket to attend the Annual Meeting?"

This Notice of Annual Meeting and Proxy Statement and form of proxy or voting instruction card are being mailed starting on or about March 22, 2011.

Do I need a ticket to attend the Annual Meeting?

Yes, you will need an admission ticket or proof of ownership to enter the Annual Meeting. An admission ticket is attached to your proxy card if you hold shares in your name as a shareholder of record. If you plan to attend the Meeting, please vote your proxy but keep the admission ticket and bring it with you to the Meeting.

If your shares are held in the name of a broker, bank or other holder of record and you plan to attend the Annual Meeting, you must present proof of your ownership of Pfizer stock, such as a bank or brokerage account statement, to be admitted to the Meeting. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of Pfizer stock, to:

Pfizer Shareholder Services
235 East 42nd Street, 19th Floor
New York, New York 10017-5755

Shareholders also must present a form of personal photo identification in order to be admitted to the Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

Will the Annual Meeting be webcast?

Yes, our Annual Meeting will be audio webcast on April 28, 2011. You are invited to visit www.pfizer.com at 8:30 a.m., Central Daylight Time, on April 28, 2011, to access the webcast of the Meeting. Registration for the webcast is required and will be available beginning on April 25, 2011. An archived copy of the webcast will be available on our website through the first week of May 2011.

Who is entitled to vote at the Annual Meeting?

Holders of Pfizer common stock at the close of business on March 1, 2011 are entitled to receive the Notice of Annual Meeting and to vote their shares at the Meeting. As of that date, there were 7,991,211,930 shares of the Company's common stock outstanding and entitled to vote. In addition, shares of the Company's preferred stock having votes equivalent to 3,216,546 shares of common stock were held by one of the Company's employee benefit plan trusts. Each share of common stock is entitled to one vote on each matter properly brought before the Meeting. Shares of common stock and shares of preferred stock vote together as a single class on the matters covered in this Proxy Statement.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered in your name with Pfizer's transfer agent, Computershare Trust Company, N.A., you are the "shareholder of record" of those shares. This Notice of Annual Meeting and Proxy Statement and any accompanying documents have been provided directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this Notice of Annual Meeting and Proxy Statement and any accompanying documents have been forwarded to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet.

How do I vote?

You may vote using any of the following methods:

• By mail

Complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by your proxy card as recommended by the Board of Directors.

If you are a shareholder of record and you do not have the prepaid envelope, please mail your completed proxy card to Pfizer Inc., c/o Proxy Services, Computershare, P.O. Box 43101, Providence, RI 02940.

• By telephone or on the Internet

The telephone and Internet voting procedures established by Pfizer for shareholders of record are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded. If you are located outside the U.S., Puerto Rico and Canada, see your proxy card for additional instructions.

The website for Internet voting is www.investorvote.com/pfe. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day until 7:30 a.m., Central Daylight Time, on April 28, 2011.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction card.

• In person at the Annual Meeting

Shareholders who attend the Annual Meeting may vote in person at the Meeting. You may also be represented by another person at the Meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Meeting.

Your vote is important. You can save us the expense of a second mailing by voting promptly.

What can I do if I change my mind after I vote?

If you are a shareholder of record, you can revoke your proxy before it is exercised by:

- giving written notice to the Secretary of the Company;
- delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the Internet, in a timely manner; or
- voting by ballot at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record.

All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting.

What shares are included on the proxy card?

If you are a shareholder of record, you will receive only one proxy card for all the shares you hold of record:

- in certificate form;
- in book-entry form; and
- in book-entry form in the Pfizer Inc. Shareholder Investment Program.

If you are a Pfizer employee, you will receive a proxy or voting instruction card for all the shares you hold:

- in a Pfizer and/or Wyeth savings plan; and
- in the Grantor Trust for deferred stock received by certain legacy Wyeth employees in connection with the Wyeth acquisition.

Your proxy card will serve as a voting instruction card for the applicable savings plan and/or the Grantor Trust.

If you do not vote your shares or specify your voting instructions on your proxy or voting instruction card, the administrator of the applicable savings plan, or the trustee of the Grantor Trust, as the case may be, will vote your shares in accordance with the terms of your plan and/or the Grantor Trust. **To allow sufficient time for voting by the administrator of the applicable savings plan and the trustee of the Grantor Trust, your voting instructions must be received by April 25, 2011.**

If you hold Pfizer shares through any other Company plan, you will receive voting instructions from that plan's administrator, as applicable.

If you are a beneficial owner, you will receive voting instructions from your broker, bank or other holder of record.

What is "householding" and how does it affect me?

We have adopted a procedure, approved by the Securities and Exchange Commission ("SEC"), called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of this Notice of Annual Meeting and Proxy Statement and the 2010 Financial Report, unless we are notified that one or more of these shareholders wishes to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of this Notice of Annual Meeting and Proxy Statement and any accompanying documents, or if you hold Pfizer stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact our transfer agent, Computershare Trust Company, N.A. (in writing: 250 Royall Street, Canton, MA 02021; or by telephone: in the U.S., Puerto Rico and Canada, 1-800-733-9393, and outside the U.S., Puerto Rico and Canada, 1-781-575-4591).

If you participate in householding and wish to receive a separate copy of this Notice of Annual Meeting and Proxy Statement and any accompanying documents, or if you do not wish to continue to participate in householding and prefer to receive separate copies of these documents in the future, please contact Computershare as indicated above.

If you are a beneficial owner, you can request information about householding from your broker, bank or other holder of record.

Is there a list of shareholders entitled to vote at the Annual Meeting?

The names of shareholders of record entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting for any purpose germane to the Meeting, between the hours of 8:45 a.m. and 4:30 p.m., at our principal executive offices at 235 East 42nd Street, New York, New York, by contacting the Secretary of the Company.

What is a broker non-vote?

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required under the rules of the New York Stock Exchange ("NYSE").

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on the ratification of KPMG, even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on the election of Directors, on the advisory votes or on the shareholder proposals without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on these matters.

What is a quorum for the Annual Meeting?

The presence of the holders of stock representing a majority of the voting power of all shares of stock issued and outstanding and entitled to vote at the Annual Meeting, in person or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this Proxy Statement?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Majority of Votes Cast	No
Ratification of KPMG	Majority of Votes Cast	Yes
Advisory Vote on Executive Compensation	Majority of Votes Cast	No
Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation	Not Applicable (Shareholder Preference Only)	No
Shareholder Proposals	Majority of Votes Cast	No

If you abstain from voting or there is a broker non-vote on any matter, your abstention or broker non-vote will not affect the outcome of such vote, because abstentions and broker non-votes are not considered to be votes cast under our By-laws.

- ***Election of Directors; Majority Vote Policy***

Under our By-laws and our Corporate Governance Principles, Directors must be elected by a majority of the votes cast in uncontested elections. This means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Abstentions and, if applicable, broker non-votes are not counted as votes "for" or "against" a Director nominee. In an uncontested election, any nominee who does not receive a majority of votes cast "for" his or her election is required to tender his or her resignation promptly following the failure to receive the required vote. The Corporate Governance Committee is then required to make a recommendation to the Board as to whether it should accept such resignation. Thereafter, the Board is required to decide whether to accept such resignation, and it must disclose its decision-making process. In contested elections, the required vote would be a plurality of votes cast. Full details of this Policy are set forth in our Corporate Governance Principles (see Annex 1 to this Proxy Statement) and under "Item 1—Election of Directors."

• ***Ratification of KPMG***

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve the ratification of KPMG LLP as our independent registered public accounting firm. Abstentions are not counted as votes "for" or "against" this proposal.

• ***Advisory Vote on Executive Compensation***

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve, on an advisory basis, the compensation of our named executive officers. Abstentions and, if applicable, broker non-votes are not counted as votes "for" or "against" this proposal.

• ***Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation***

This matter is being submitted to enable shareholders to express a preference as to whether future advisory votes on executive compensation should be held every year, every two years, or every three years. Therefore, the provisions of our By-laws regarding the vote required to "approve" a proposal are not applicable to this matter. Abstentions and, if applicable, broker non-votes, will not be counted as expressing any preference.

• ***Shareholder Proposals***

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve a shareholder proposal. Abstentions and, if applicable, broker non-votes are not counted as votes "for" or "against" the shareholder proposal.

How will my shares be voted at the Annual Meeting?

At the Meeting, the Proxy Committee appointed by the Board of Directors (the persons named in the proxy card or, if applicable, their substitutes) will vote your shares as you instruct. If you sign your proxy card and return it without indicating how you would like to vote your shares, your shares will be voted as the Board of Directors recommends, which is:

- **FOR** the election of each of the Director nominees named in this Proxy Statement;
- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2011 fiscal year;
- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers;
- **FOR** future advisory votes on executive compensation to be held every two years; and
- **AGAINST** each shareholder proposal.

Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement (see "Other Business").

If you return your signed and completed proxy card or vote by telephone or on the Internet and other matters are properly presented at the Annual Meeting for consideration, the Proxy Committee appointed by the Board of Directors will have the discretion to vote for you.

Can I access the Notice of 2011 Annual Meeting and Proxy Statement and the 2010 Financial Report on the Internet?

This Notice of Annual Meeting and Proxy Statement and the 2010 Financial Report are available on our website at www.pfizer.com/annualmeeting. Instead of receiving future proxy statements and accompanying materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will save us the cost of producing documents and mailing them to your home or business, and will also give you an electronic link to the proxy voting site.

Shareholders of Record: If you vote on the Internet at www.investorvote.com/pfe, simply follow the prompts for enrolling in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to www.computershare-na.com/green and following the enrollment instructions.

Beneficial Owners: You also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your broker, bank or other holder of record regarding the availability of this service.

Who will pay for the cost of this proxy solicitation?

Pfizer will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by Directors, officers or employees in person or by telephone, electronic transmission and/or facsimile transmission. We have hired Morrow & Co. to distribute and solicit proxies. We will pay Morrow & Co. a fee of $35,000, plus reasonable expenses, for these services.

Who will count the votes?

Representatives of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of election.

GOVERNANCE OF THE COMPANY

OVERVIEW

The following sections provide an overview of Pfizer's corporate governance structure and processes, including the independence and other criteria we use in selecting Director nominees; our Board leadership structure; and certain responsibilities and activities of the Board and its Committees, including a summary of our 2010 governance activities. We also discuss how shareholders and other stakeholders can communicate with our Directors.

Our governance structure and processes are based upon a number of key governance documents, including our Corporate Governance Principles. These Principles, which are included as Annex 1 to this Proxy Statement, were first adopted in 1994 to govern the operation of the Board of Directors and its Committees and to guide the Board and our Executive Leadership Team in the execution of their responsibilities. The Principles are reviewed at least annually and are updated periodically in response to changing regulatory requirements, evolving practices, issues raised by our shareholders and other stakeholders and otherwise as circumstances warrant.

Our Corporate Governance Principles and the following additional materials relating to corporate governance at Pfizer are published on our website at: http://www.pfizer.com/about/corporate_governance/corporate_governance.jsp.

- Board of Directors—Background and Experience
- Board Committees—Current Members & Charters
- Board Policies
  - Director Qualification Standards
  - Pfizer Policies on Business Conduct & Ethics
  - Code of Business Conduct and Ethics for Directors
  - Board Policy on Pension Benefits for Executives
  - Review of Related Person Transactions
  - Policy—Criteria for Selection of Compensation Committee Consultant
- Contacting our Board of Directors
- By-laws
- Restated Certificate of Incorporation
- Frequently Asked Questions

We will provide copies of any of these items without charge upon written request to our Vice President and Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017-5755. The information on our website is not a part of this Proxy Statement.

GOVERNANCE INFORMATION

Director Qualification Standards

Our Board of Directors has adopted a formal set of Director Qualification Standards to determine Director independence. Our Standards meet or exceed the independence requirements of the NYSE corporate governance listing standards. Under our Standards, a non-employee Director must be determined to have no material relationship with the Company other than as a Director, and the Standards specify the criteria by which the independence of our non-employee Directors will be determined, including strict guidelines for such Directors and their immediate families regarding employment or affiliation with the Company or its independent registered public accounting firm. The Standards also prohibit Audit Committee members from having any direct or indirect financial relationship with the Company, and they restrict both commercial and not-for-profit relationships of all non-employee Directors with the Company. Directors may not be given personal loans or extensions of credit by the Company, and all Directors are required to deal at arm's length with the Company and its subsidiaries, and to disclose any circumstance that might be perceived as a conflict of interest.

Criteria for Board Membership

To fulfill its responsibility to recruit and recommend to the full Board nominees for election as Directors, the Corporate Governance Committee reviews the size and composition of the Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board, and works with management in attracting candidates with those qualifications. The goal of the Committee is to achieve a Board that, as a whole, provides effective oversight of the management and business of our Company, through the appropriate diversity of experience, expertise, skills, specialized knowledge and other qualifications and attributes of the individual Directors. Important criteria for Board membership include the following:

- Members of the Board should be individuals of high integrity and independence, with substantial accomplishments, and should have prior or current associations with institutions noted for their excellence.
- Members of the Board should have demonstrated leadership ability, with broad experience, diverse perspectives, and the ability to exercise sound business judgment.
- The background and experience of members of the Board should be in areas important to the operations of the Company, such as business, education, finance, government, medicine and science.
- The composition of the Board should reflect the benefits of diversity as to gender, ethnic background and experience.

The satisfaction of these criteria is implemented and assessed through ongoing consideration of Directors and nominees by the Corporate Governance Committee and the Board, as well as the Board's self-evaluation process. Based upon these activities and its review of the current composition of the Board, the Committee and the Board believe that these criteria have been satisfied.

In addition, in accordance with our Corporate Governance Principles, the Committee considers the number of boards of other public companies on which a candidate serves. Moreover, Directors are expected to act ethically at all times and adhere to the Company's Code of Business Conduct and Ethics for members of the Board of Directors.

The Corporate Governance Committee considers potential Director candidates identified on its own initiative as well as candidates referred or recommended to it by other Directors, members of management, search firms, shareholders and others (including individuals seeking to join the Board). Shareholders and others who wish to recommend candidates may contact the Committee in the manner described in "Communications with Directors." All candidates are required to meet the criteria outlined above, including those in the Director Qualification Standards, our Corporate Governance Principles and the Committee's Charter, as determined by the Committee in its sole discretion. Under our By-laws, shareholder nominations must be made according to the procedures required under our By-laws and described in this Proxy Statement under the heading "Requirements, Including Deadlines, for Submission of Proxy Proposals and Nomination of Directors." Shareholder-recommended candidates and shareholder nominees whose nominations comply with these procedures and who meet the criteria referred to above will be evaluated by the Committee in the same manner as the Committee's nominees.

In determining to recommend to the Board the nominees for election at each Annual Meeting of Shareholders, the Committee reviews the size of the Board and the criteria set forth above in order to assemble a group of nominees that, individually and as a group, is believed to satisfy the needs of the Board. Accordingly, the Committee annually reviews the composition of the Board as a whole and makes recommendations, if deemed necessary, to enhance the Board in order to achieve what it believes is the optimal mix of experience, expertise, skills, specialized knowledge, diversity and other criteria. Among other things, the Committee takes into account a skills matrix highlighting the backgrounds of our Directors in areas such as business, financial expertise, education, government and science, and reviews projected retirement dates for Board succession planning. In addition, the Committee assesses whether a particular Board member or candidate has specific skills or other attributes that may qualify a Director for service on a particular Board Committee. The Committee also reviews the independence of each member of the Board in order to ensure that a substantial majority of the Board is independent.

The Committee and the Board believe that each of the nominees for election at the Annual Meeting brings a strong and unique set of attributes, experiences and skills and provides the Board as a whole with an optimal balance of experience, leadership, competencies, qualifications and skills in areas of importance to our Company. Under "Item 1—Election of Directors—Nominees for Directors," we provide an overview of each nominee's principal occupation, business experience and other directorships, together with the key attributes, experience and skills viewed as particularly meaningful in providing value to the Board, our Company and our shareholders.

Director Independence

With the assistance of legal counsel to the Company, the Corporate Governance Committee has reviewed the applicable legal and NYSE standards for Board and Committee member independence, as well as our Director Qualification Standards. A summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director-affiliated entities have also been made available to the Committee. On the basis of this review, the Committee has delivered a report to the full Board of Directors, and the Board has made its independence determinations based upon the Committee's report and the supporting information.

As a result of this review, the Board has affirmatively determined that the following Directors are independent of the Company and its management: Drs. Dennis A. Ausiello, Michael S. Brown and Frances D. Fergusson; Ms. Constance J. Horner and Ms. Suzanne Nora Johnson; and Messrs. M. Anthony Burns, Robert N. Burt (a Director who is not standing for re-election due to his retirement), W. Don Cornwell, William H. Gray III, James M. Kilts, George A. Lorch, John P. Mascotte and Stephen W. Sanger. The Board previously determined that Dr. Dana G. Mead (who retired from our Board effective at the 2010 Annual Meeting of Shareholders) was independent during the time he was a Director and that Mr. Jeffrey B. Kindler (who retired as Chief Executive Officer and a Director of the Company in December 2010) was not independent because of his employment as CEO. The Board also has determined that Messrs. Ian C. Read and William C. Steere, Jr. (a Director who is not standing for re-election due to his retirement) are not independent. Mr. Read is not considered an independent Director because of his employment as the Company's President and CEO, and Mr. Steere is not considered an independent Director as a result of his former status as CEO.

In making these determinations, the Board considered that in the ordinary course of business, relationships and transactions may occur between the Company and its subsidiaries and entities with which some of our Directors are or have been affiliated. Under Pfizer's Director Qualification Standards, certain relationships and transactions are not considered to be material transactions that would impair a Director's independence, including the following:

- The Director is an employee of another company that does business with Pfizer, and our annual sales to or purchases from the other company in each of the last three fiscal years amount to less than 1% of the annual revenues of the other company; and
- The Director is an employee or executive officer of another company, and our indebtedness to the other company or its indebtedness to Pfizer amounts to less than 1% of the total consolidated assets of the other company.

In 2010, there was no indebtedness between Pfizer and any entity of which a Director was an employee or executive officer.

Drs. Ausiello and Brown are employed at medical institutions with which Pfizer engages in ordinary course of business transactions.

We reviewed all transactions with each of these entities and found that these transactions were made in the ordinary course of business and were below the threshold set forth in our Director Qualification Standards (i.e., 1% of the annual revenues of these entities in each of the last three years).

In addition, in determining that Mr. Kilts is independent, the Board considered Mr. Kilts' status as a Founding Partner of Centerview Partners, a firm engaged by Pfizer beginning in 2011 for advisory services. In particular, the Board noted that in April 2010, Centerview separated its private equity business, with which Mr. Kilts is engaged, from its advisory business, with which Mr. Kilts has no role or any material economic interest in current revenues. In light of this separation and the absence of any material economic interest of Mr. Kilts in the current revenues of Centerview's advisory business (including any fees paid or to be paid by Pfizer to Centerview for advisory services), the Board determined that the advisory relationship between Pfizer and Centerview has no bearing on Mr. Kilts' independence and that he qualifies as independent.

Under our Director Qualification Standards, contributions to not-for-profit entities in which a Director of the Company, or a Director's spouse, serves as an executive officer, amounting to less than two percent (or $1,000,000, whichever is greater) of that organization's latest publicly available total revenues, will not serve as a bar to the Director's independence. None of the Directors or their spouses is an executive officer of a not-for-profit organization to which Pfizer contributes. Nonetheless, a summary of charitable contributions to not-for-profit organizations with which our Directors or their spouses are affiliated was made available to the Committee. None of the contributions approached the levels set forth in our Director Qualification Standards.

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The Board understands that there is no single, generally accepted approach to providing Board leadership, and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. Consistent with this understanding, the independent Directors consider the Board's leadership structure on at least an annual basis. This consideration includes the pros and cons of alternative leadership structures in light of the Company's operating and governance environment at the time, with the goal of achieving the optimal model for effective oversight of management by the Board.

Consistent with its engagement on this matter in recent years, including discussions with shareholders and other stakeholders, the Board considered its leadership structure in connection with the retirement in December 2010 of our former Chief Executive Officer (who also served as Chairman). At that time, the Board determined that the designation of an independent, non-executive Chairman is optimal for the Company at the present time because it provides the Board with independent leadership and allows the new Chief Executive Officer to concentrate on the Company's business operations.

Executive Sessions of Non-Employee Directors

Executive sessions of non-employee Directors are held at least four times a year. At these executive sessions, the non-employee Directors review, among other things, the criteria upon which the performance of the Chief Executive Officer and other senior managers is evaluated, the performance of the Chief Executive Officer against such criteria, and the compensation of the Chief Executive Officer and other senior managers. Meetings are held from time to time with the Chief Executive Officer to discuss relevant subjects. In 2010, the non-employee Directors met in executive session six times, including at least once with only independent Directors present.

The Board's Role in Risk Oversight

Management is responsible for assessing and managing risk, subject to oversight by the Board. The Board executes its oversight responsibility for risk assessment and risk management directly and through its Committees, as follows:

- The Audit Committee has primary responsibility for overseeing the Company's Enterprise Risk Management, or "ERM," program. The Company's Chief Internal Auditor, who reports to the Committee, facilitates the ERM program, in coordination with the Company's Legal Division, as part of the Company's strategic planning process. The Committee's meeting agendas throughout the year include discussions of individual risk areas, as well as an annual summary of the ERM process. In addition, the Committee has responsibilities with respect to our compliance program. For additional information, see "Board and Committee Membership—The Audit Committee" and "Item 2—Ratification of Independent Registered Public Accounting Firm—Audit Committee Report" later in this Proxy Statement.
- The Regulatory and Compliance Committee, formed in February 2011, is to have primary responsibility for overseeing and reviewing risks associated with the Company's health care law compliance programs and the status of compliance with laws, regulations and internal procedures applicable to pharmaceutical sales and marketing activities. In addition, to further strengthen our oversight of compliance risks associated with promotional activities, Good Clinical Practices and Good Manufacturing Practices, and to facilitate consistency and early risk mitigation, we recently expanded the role of our Chief Compliance Officer to add risk oversight responsibility for these areas and have changed the title of this position to "Chief Compliance and Risk Officer." In addition, the Regulatory and Compliance Committee, in consultation with the Compensation Committee, will discuss with management the risks associated with our compensation policies and practices and the alignment of compensation practices with the Company's compliance standards. For additional information, see "Board and Committee Membership—The Regulatory and Compliance Committee" later in this Proxy Statement.
- The Board's other Committees—Compensation, Corporate Governance, and Science and Technology—oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks associated

with our compensation policies and practices, with respect to both executive compensation and compensation generally. The Board of Directors is kept abreast of its Committees' risk oversight and other activities via reports of the Committee Chairmen to the full Board. These reports are presented at every regular Board meeting and include discussions of Committee agenda topics, including matters involving risk oversight.

- The Board considers specific risk topics, including risks associated with our strategic plan, our capital structure and our development activities. In addition, the Board receives regular reports from the members of our Executive Leadership Team, or "ELT"—the heads of our principal business and corporate functions—that include discussions of the risks and exposures involved in their respective areas of responsibility. These reports are provided in connection with and discussed at Board meetings. Further, the Board is routinely informed of developments that could affect our risk profile or other aspects of our business.

Pfizer Policies on Business Ethics and Conduct

All of our employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, are required to abide by Pfizer's Policies on Business Conduct to ensure that our business is conducted in a consistently legal and ethical manner. These Policies form the foundation of a comprehensive process that includes compliance with corporate policies and procedures, an open relationship among colleagues that contributes to good business conduct, and a high level of integrity. Our policies and procedures cover all major areas of professional conduct, including employment policies, conflicts of interest, intellectual property and the protection of confidential information, as well as strict adherence to laws and regulations applicable to the conduct of our business.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of Pfizer's Policies on Business Conduct. As required by the Sarbanes-Oxley Act of 2002, our Audit Committee has procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. In addition, the Pfizer policy regarding compliance with the SEC's Attorney Conduct Rules requires all Pfizer lawyers "appearing and practicing" before the SEC to report to the appropriate persons at the Company evidence of any actual, potential or suspected material violation of state or federal law or breach of fiduciary duty by Pfizer or any of its officers, Directors, employees or agents.

Code of Conduct for Directors

Our Directors are required to comply with a Code of Business Conduct and Ethics. This Code is intended to focus the Board and the individual Directors on areas of ethical risk, help Directors recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. This Code covers all areas of professional conduct relating to service on the Pfizer Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with applicable laws and regulations, and oversight of ethics and compliance by employees of the Company. Under the Corporate Integrity Agreement Pfizer entered into in 2009 (discussed under "Board and Committee Membership—The Audit Committee" below), our Board members also have certain obligations with respect to our Policies on Business Conduct, including annually certifying that they have received and reviewed the Policies.

The full texts of both Pfizer's Policies on Business Conduct and the Code of Business Conduct and Ethics for our Directors are posted on our website at http://pfizer.com/about/corporate_governance/directors_code.jsp. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

Communications with Directors

Shareholders and other interested parties may communicate with the Non-Executive Chairman of the Board and the Chairs of our Audit, Compensation, Corporate Governance and Regulatory and Compliance Committees on Board-related issues by sending an e-mail to the appropriate address below:

- nonexecchair@pfizer.com;
- auditchair@pfizer.com;
- compchair@pfizer.com;
- corpgovchair@pfizer.com; or
- regcompliancechair@pfizer.com.

You also may write to the Board, any Director, any of the Committee Chairs or the non-employee Directors as a group at: c/o Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017-5755.

Shareholder communications are distributed to the Board, or to any individual Director or Directors, as appropriate, depending on the facts and circumstances outlined in the communication. The Board of Directors has requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded or redirected, as appropriate, such as:

- business solicitations or advertisements;
- junk mail and mass mailings;
- new product suggestions;
- product complaints;
- product inquiries;
- resumes and other forms of job inquiries;
- spam; and
- surveys.

In addition, material that is unduly hostile, threatening or similarly unsuitable will be excluded; however, any communication will be made available to any Director upon his or her request.

CORPORATE GOVERNANCE REPORT

Good corporate governance is fundamental to our business and our success. We seek to ensure that good governance and responsible business principles and practices are part of our culture and values and the way we do business.

2010 in Review

To maintain and enhance Pfizer's record of excellence in corporate governance, the Board, the Corporate Governance Committee and the Company seek to continually refine Pfizer's corporate governance policies, procedures and practices. The following are examples of how we worked to achieve these objectives in 2010.

Advisory Vote on Executive Compensation

In 2010, the Board of Directors implemented "say on pay," giving shareholders a non-binding, advisory vote on executive compensation. At the 2010 Annual Meeting, shareholders cast their first advisory vote, approving our executive compensation policies and procedures by an overwhelming 96.8% of the votes cast. At this year's Annual Meeting, the Company is giving shareholders the opportunity not only to cast another "say on pay" vote on the compensation of our "Named Executive Officers," but also to express a preference as to how often such advisory votes should be conducted in the future. The Board believes that the advisory vote is an additional means of obtaining feedback from our shareholders about executive compensation, which is set by the Compensation Committee and the independent Directors and is designed to link pay with performance. This feedback will continue to supplement Pfizer's ongoing investor outreach activities on a broad range of corporate governance topics, including executive compensation. Please see "Item 3—Advisory Vote on Executive Compensation."

Board Leadership

In December 2010, the Board, on the recommendation of the Corporate Governance Committee, elected George A. Lorch, an independent and experienced member of the Board, as Non-Executive Chairman of the Board, splitting the roles of Chairman and Chief Executive Officer and providing independent Board leadership. The Board determined that separating the offices of Chairman and CEO is the optimal leadership structure for our Company at this time. Additional information regarding our Board leadership structure is included in "Governance of the Company—Governance Information—Board Leadership Structure."

Corporate Responsibility

Through the Corporate Governance Committee, our Board takes an active role in overseeing Pfizer's corporate responsibility agenda and activities, including our role in the political process. In 2010, Pfizer's Corporate Responsibility team continued its practice of periodically reporting to the Committee on the achievement of corporate responsibility goals, and the Committee continued to provide direction on the prioritization of corporate responsibility issues.

For 2010, we integrated our annual and corporate responsibility reports into one document to communicate a more comprehensive view of Pfizer's performance to investors and other stakeholders. The integrated Annual Review can be found at www.pfizer.com/annual.

Other Activities

In addition, the Board and the Corporate Governance Committee were active in many other areas in 2010, including:

- monitoring and evaluating corporate governance developments, including legislative initiatives such as the Dodd-Frank Act and new SEC rules and proposals, including rules to implement the Act's provisions on "say on pay" and other key areas;
- reviewing leadership planning;
- reviewing shareholder communications, including proposals submitted by shareholders for inclusion in this Proxy Statement;
- assessing Director independence, Director compensation, related party transactions, and service by our senior management and Directors on other boards of directors;
- evaluating the composition of our Board Committees to assure that our independent Directors participate in the work of our Committees and that our Committees reflect our Directors' skills and the diversity of their experience and insights;
- reviewing and, where appropriate, proposing changes to our governing documents, including our Corporate Governance Principles, our Committee Charters and our By-laws; and
- reviewing the functioning of the Board in developing areas such as the use of technology.

Shareholder Outreach

The Corporate Governance Committee and the Board of Directors believe that the Company's relationships with its shareholders and other stakeholders are a critical part of our corporate governance profile, and recognize the value of taking their views into account. Among other things, engagement with our shareholders and other stakeholders helps us to understand the larger context and impact of our operations, learn about expectations for our performance, and assess emerging issues that may affect our business or other aspects of our operations. Over the years, this approach has helped us to identify mutual perspectives and goals and to adopt a collaborative approach to these relationships, and has resulted in our receiving essential input from shareholders and other stakeholders.

For example, in the wake of the United States Supreme Court's decision in *Citizens United vs. The Federal Election Commission,* we engaged in discussions with shareholders and other stakeholders seeking clarification about Pfizer's policies on corporate political expenditures. These discussions led to Pfizer's decision to prohibit the use of corporate funds for direct "independent expenditures" in connection with any federal or state election.

Additional information regarding Pfizer's political contributions can be found at: http://www.pfizer.com/responsibility/grants_contributions/lobbying_and_political_contributions.jsp.

In addition, consistent with Pfizer's commitment to seek and respond to shareholder input on corporate governance topics, the Board and management considered and discussed with investors the frequency of future advisory votes on executive compensation. Based in part on such review and discussions, the Board determined to recommend that such votes be held every two years. See "Item 4—Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation."

For additional information concerning the Corporate Governance Committee, see "Board and Committee Membership—The Corporate Governance Committee" below.

BOARD AND COMMITTEE MEMBERSHIP

During 2010, the Board of Directors met 14 times and had five Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Science and Technology Committee and the Executive Committee. The Regulatory and Compliance Committee was formed in February 2011. Each of our Directors attended at least 88% of the meetings of the Board and the Board Committees on which he or she served that were held during the time he or she was a Director in 2010.

All Board members are expected to attend the Annual Meeting unless an emergency prevents them from doing so. All the Directors attended our 2010 Meeting.

The table below provides membership and meeting information for each of the Board Committees for 2010 (except that the Regulatory and Compliance Committee was formed in February 2011).

Name	Audit	Compensation	Corporate Governance	Regulatory and Compliance	Science and Technology	Executive
Dr. Ausiello	X		X	X	X	
Dr. Brown			X		X*	
Mr. Burns	X		X			X
Mr. Burt(a)		X			X	
Mr. Cornwell	X*	X		X		
Dr. Fergusson		X		X*	X	
Mr. Gray			X*		X	
Ms. Horner(b)			X	X		X
Mr. Kilts(c)		X*			X	
Mr. Kindler(d)						X
Mr. Lorch(e)		X			X	
Mr. Mascotte			X	X	X	
Dr. Mead(f)		X			X	
Ms. Nora Johnson	X	X			X	
Mr. Read						X*
Mr. Sanger	X		X			
Mr. Steere(a)					X	
2010 Meetings	14	9	6	(g)	1	0

* Current Committee Chair

(a) Retiring from the Board effective as of the 2011 Annual Meeting.

(b) Lead Independent Director until December 13, 2010.

(c) Elected Chair of the Compensation Committee on December 13, 2010.

(d) Chair of the Executive Committee until his retirement as Chief Executive Officer and a Director on December 5, 2010.

(e) Member and, from April 22, 2010, Chair of the Compensation Committee, and a member of the Science and Technology Committee, until his election as Non-Executive Chairman of the Board on December 13, 2010.

(f) Chair of the Compensation Committee and a member of the Science and Technology Committee until his retirement on April 22, 2010.

(g) The Regulatory and Compliance Committee was formed in February 2011.

The Audit Committee

The Audit Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. The Audit Committee met 14 times in 2010. Under its Charter, the Audit Committee is responsible for reviewing with the independent registered public accounting firm, Internal Audit and management the adequacy and effectiveness of internal controls over financial reporting. The Committee also reviews and consults with management, Internal Audit and the independent registered public accounting firm on matters related to the annual audit, the published financial statements, earnings releases, and the accounting principles applied. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditors and evaluates the independent auditors' qualifications, performance and independence. The Committee reviews reports from management relating to the status of compliance with laws, regulations and internal procedures.

In addition, the Committee is responsible for reviewing and discussing with management the Company's policies with respect to risk assessment and risk management. Further detail about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "Governance Information—The Board's Role in Risk Oversight."

The Audit Committee has established policies and procedures for the pre-approval of all services provided by the independent auditors. The Audit Committee has also established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company. Further detail about the role of the Audit Committee may be found in "Item 2—Ratification of Independent Registered Public Accounting Firm—Audit Committee Report" later in this Proxy Statement.

In addition, in connection with the resolution of certain U.S. government investigations concerning various products, Pfizer entered into a Corporate Integrity Agreement ("CIA") in 2009 with the Office of the Inspector General of the U.S. Department of Health and Human Services. In the CIA, Pfizer agreed to take certain actions to promote compliance with federal health care program and U.S. Food and Drug Administration ("FDA") requirements. Under the CIA, the Audit Committee is responsible for the review and oversight of matters related to compliance with federal health care program requirements, FDA requirements and the obligations of the CIA. The CIA obligations related to the Committee include the following: (i) the Committee must meet at least quarterly to review and oversee Pfizer's compliance program; (ii) the Committee must adopt resolutions each year summarizing its review and oversight of the Company's compliance program and its compliance with federal health care program requirements, FDA requirements and the obligations of the CIA and concluding that, to the best of its knowledge, Pfizer has adopted an effective compliance program to meet those requirements and obligations; and (iii) Pfizer must promptly report any changes in the composition of the Committee or any actions or changes that would affect the Committee's ability to perform the duties necessary to meet the obligations of the CIA. The CIA is effective through 2014.

The Board of Directors has determined that each of the members of the Audit Committee is financially literate and independent, as defined by the rules of the SEC and the NYSE, as well as independent under our Director Qualification Standards. The Board of Directors also has determined that each of Ms. Nora Johnson and Messrs. Burns, Cornwell and Sanger is an "audit committee financial expert" for purposes of the SEC's rules.

A copy of the Audit Committee Charter is available on our website at http://pfizer.com/about/corporate_governance/audit_committee.jsp.

The Compensation Committee

The Compensation Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. The Compensation Committee met nine times in 2010. The Committee determines and oversees the execution of the Company's executive compensation philosophy and oversees the administration of the Company's executive compensation programs. Its responsibilities also include overseeing Pfizer's compensation and benefit plans and policies, administering its stock plans (including reviewing and approving equity grants) and reviewing and approving annually all compensation decisions for the Company's executive officers, including the Named Executive Officers identified in the 2010 Summary Compensation Table. See "Executive Compensation—Compensation Discussion and Analysis" later in this Proxy Statement for information concerning the Committee's role, processes and activities in overseeing executive compensation.

The Board of Directors has determined that each of the members of the Compensation Committee is independent, as defined by the rules of the SEC and the NYSE, as well as under our Director Qualification Standards. In addition, each Committee member is a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, and is an "outside director" as defined in Section 162(m) of the Internal Revenue Code.

A copy of the Compensation Committee Charter is available on our website at http://pfizer.com/about/corporate_governance/compensation_committee.jsp.

Compensation Committee Interlocks and Insider Participation

During 2010 and as of the date of this Proxy Statement, none of the members of the Compensation Committee was or is an officer or employee of the Company, and no executive officer of the Company served or serves on the compensation committee or board of any company that employed or employs any member of the Company's Compensation Committee or Board of Directors.

The Corporate Governance Committee

The Corporate Governance Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. The Corporate Governance Committee met six times in 2010. Under the terms of its Charter, the Corporate Governance Committee is responsible for matters of corporate governance and matters relating to the practices, policies and procedures of the Board. This includes developing criteria for Board membership and recommending and recruiting Director candidates. The Committee also considers possible conflicts of interest of Board members and senior executives, reviews related person transactions, and monitors the functions of the various Committees of the Board.

The Committee advises on the structure of Board meetings and recommends matters for consideration by the Board. The Committee also advises on and recommends Director compensation, which is approved by the full Board. The Committee is directly responsible for overseeing the evaluation of the Board and its Committees, reviewing our Director Qualification Standards, and establishing Director retirement policies. The Committee also assists management by reviewing the functions, job performance and outside activities of senior executives and reviewing succession plans for elected corporate officers.

The Board of Directors has determined that each of the members of the Corporate Governance Committee is independent, as defined by the rules of the SEC and the NYSE, as well as under our Director Qualification Standards.

A copy of the Corporate Governance Committee Charter is available on our website at http://pfizer.com/about/corporate_governance/corporate_governance_committee.jsp.

The Regulatory and Compliance Committee

The Regulatory and Compliance Committee, formed in February 2011, is comprised of five independent Directors and is governed by a Board-approved Charter stating its responsibilities. Under its Charter, the Committee is primarily responsible for overseeing and reviewing the Company's health care law compliance programs and the status of compliance with laws, regulations and internal procedures applicable to pharmaceutical sales and marketing activities. The Committee is to meet at least quarterly. The Committee will consult with management and evaluate various reports and data on matters related to compliance practices and patterns, areas of significant risks and legal exposures, health care compliance audits, significant governmental investigations, and legal claims related to compliance issues. The Committee is also responsible for overseeing the integration and implementation of the Company's compliance programs in acquired entities.

The Regulatory and Compliance Committee, in consultation with the Compensation Committee, is responsible for discussing with management the alignment of compensation practices with the Company's compliance standards, and is expected to make recommendations to the Compensation Committee on the extent, if any, to which incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in any significant misconduct, or other person with direct supervision over such employee, should be reduced or extinguished.

If agreed to by the United States Department of Health and Human Services, Office of Inspector General, the Regulatory and Compliance Committee will assume the responsibilities of the Audit Committee under the CIA described above under "The Audit Committee."

A copy of the Regulatory and Compliance Committee Charter is available on our website at http://pfizer.com/about/corporate_governance/regulatory_compliance_committee.jsp.

The Science and Technology Committee

Under the terms of its Board-approved Charter, the Science and Technology Committee is responsible for periodically examining management's direction of and investment in the Company's pharmaceutical research and development and technology initiatives. This includes evaluating the quality and direction of the Company's research and development programs, identifying emerging issues and evaluating the level of review by external experts. The Committee also reviews the Company's approaches to acquiring and maintaining technology, evaluates the technology that the Company is researching and developing and reviews the Company's patent strategy.

The Science and Technology Committee met once in 2010.

A copy of the Science and Technology Committee Charter is available on our website at http://pfizer.com/about/corporate_governance/science_ technology_committee.jsp.

The Executive Committee

The Executive Committee performs such duties and exercises such powers as may be delegated to it by the Board of Directors from time to time. The Executive Committee did not meet in 2010.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Except as described below, our non-employee Directors receive cash compensation, as well as equity compensation in the form of Pfizer stock units. Each of these components is described below. The 2010 compensation of our non-employee Directors is shown in the Director Compensation Table below. Mr. Kindler, an employee Director until his retirement on December 5, 2010, did not receive any compensation for his service as a Director. Mr. Read became a Director on December 5, 2010 and does not receive any compensation for his service as a Director.

Non-Employee Director Compensation

For 2010, compensation for our non-employee Directors consisted of the following:

- an annual retainer of $75,000 (reduced on a pro rata basis if a Director attends less than 80% of the applicable Board and Committee meetings in a year); and
- an award of 5,500 Pfizer stock units under the Pfizer Inc. Non-funded Deferred Compensation and Unit Award Plan for Non-Employee Directors (the "Unit Award Plan") to each Director upon joining the Board and an award of 5,500 stock units to each Director upon election at each Annual Meeting of Shareholders, provided the Director continues to serve as a Director following the Meeting. Stock units are not payable until the Director ceases to be a member of the Board, at or after which time they are paid in cash or in shares of Pfizer stock, at the Director's election.

In accordance with the Unit Award Plan, on the day of the 2010 Annual Meeting of Shareholders, our non-employee Directors who continued as Directors following that Meeting (other than Dr. Ausiello, as discussed below) were awarded 5,500 stock units with a value at the time of grant of $90,640 (calculated based on the closing stock price of Pfizer common stock of $16.48 per share on the grant date).

Chairs and Members of Board Committees and the Lead Independent Director received the following additional annual cash retainers for 2010:

- Audit Committee: Chair—$25,000; Member—$20,000
- Compensation Committee: Chair—$25,000; Member—$20,000
- Corporate Governance Committee: Chair—$25,000; Member—$20,000
- Science and Technology Committee: Chair—$30,000; Senior Member—$20,000; Member—$10,000
- Lead Independent Director: $30,000

The compensation arrangements for the new Regulatory and Compliance Committee of the Board (see "Board and Committee

Membership – The Regulatory and Compliance Committee") have not been determined but are expected to be substantially the same as those for the other Committees of the Board.

Under his employer's policy, Dr. Ausiello is subject to limitations on the amount of compensation he can receive from the Company and is not permitted to receive any equity compensation for serving as a Director. As a result, Dr. Ausiello receives the customary cash fees for his Board and Committee service, but the dollar value of his annual equity award (based upon the price of Pfizer stock on the date of the Annual Meeting), subject to the limitation on the amount of his compensation under the policy, is credited to a deferred cash account to be paid (with an interest equivalent) following his termination of service as a Director. The dollar value of the equity award in excess of the limitation may be contributed to charity, as determined by the Corporate Governance Committee in its sole discretion.

Upon his election as Non-Executive Chairman of the Board in December 2010, Mr. Lorch ceased receiving the compensation outlined above. Instead, the Board of Directors, on the recommendation of the Corporate Governance Committee, determined that Mr. Lorch's annual compensation as Non-Executive Chairman of the Board would be $550,000, divided equally between cash and equity. The cash portion is paid quarterly, and the equity portion is credited quarterly in the form of stock units valued at the closing price of Pfizer common stock on the last day of each quarter. Mr. Lorch will receive dividend equivalents on these units, and the units and accumulated dividends will be payable in cash or in shares of Pfizer common stock, at his election, at or after his retirement from the Board. For the period from his election as Non-Executive Chairman until year-end 2010, Mr. Lorch was paid in cash only.

Deferred Compensation

Non-employee Directors may defer all or a part of their annual cash retainers under the Unit Award Plan until they cease to be members of the Board. At a Director's election, the fees held in the Director's account may be credited either with Pfizer stock units or with interest at the rate of return of an intermediate treasury index. The rate of return of the intermediate U.S. Treasury index for 2010 was 4.98%. The numbers of Pfizer stock units are calculated by dividing the amount of the deferred fee by the closing price of our common stock on the last business day of the fiscal quarter in which the fee is earned. If fees are deferred as Pfizer stock units, the number of stock units in a Director's account is increased by crediting additional stock units based on the value of any dividends on the common stock. When a Director ceases to be a member of the Board, the amount attributable to stock units held in his or her account is paid in cash or in Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

Legacy Warner-Lambert Equity Compensation Plan

Under the Warner-Lambert Company 1996 Stock Plan, as a result of our merger with Warner-Lambert, all stock options and restricted stock awards outstanding as of June 19, 2000 became immediately exercisable or vested.

Under this plan, the directors of Warner-Lambert could elect to defer any or all of the compensation they received for their services. These deferred amounts could have been credited to a Warner-Lambert common stock equivalent account (the "Equivalent Account"). The Equivalent Account was credited, as of the day the fees would have been payable, with stock credits equal to the number of shares of Warner-Lambert common stock that could have been purchased with the dollar amount of such deferred fees. The former Warner-Lambert directors who joined our Board after the merger—Messrs. Burt, Gray and Lorch—had deferred compensation and were entitled to Warner-Lambert stock credits in the Equivalent Account under this plan. Dividend equivalents received under this plan are reinvested. Upon the closing of the merger, these Warner-Lambert stock credits were converted into Pfizer stock equivalent units. These units will be payable in Pfizer common stock at various times in accordance with the Director's election. These units are described in footnote 2 to the table entitled "Securities Ownership."

Matching Gift Programs

Our non-employee Directors may participate in Pfizer's matching gift programs, which are available to all employees. Under these programs, the Pfizer Foundation (Pfizer's philanthropic affiliate) will match contributions to eligible non-profit organizations, up to a maximum of $15,000 per year; contributions to religious and certain other types of non-profit organizations, as well as to individuals and others in need, are not eligible and are not matched. In addition, the Pfizer Foundation will match contributions made to the United Way Campaign, up to a maximum of $15,000 per year. The matching contributions made by the Pfizer Foundation with respect to our non-employee Directors are included in the 2010 Director Compensation Table below and described in footnote 2 to the Table. As indicated above, these matching contributions do not reflect all of the charitable contributions made by our Directors.

2010 DIRECTOR COMPENSATION TABLE

The following table shows 2010 compensation for our non-employee Directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
Dr. Ausiello[3]	195,000		42,425	237,425
Dr. Brown[4]	145,000	90,640	15,000	250,640
Mr. Burns	115,000	90,640		205,640
Mr. Burt	105,000	90,640	30,000	225,640
Mr. Cornwell[4]	120,000	90,640	1,000	211,640
Dr. Fergusson	105,000	90,640	14,300	209,940
Mr. Gray[4]	110,000	90,640	1,085	201,725
Ms. Horner[5]	125,000	90,640	2,700	218,340
Mr. Kilts[4]	105,253	90,640	15,000	210,893
Mr. Lorch[6]	130,750	90,640	11,500	232,890
Mr. Mascotte	105,000	90,640	15,000	210,640
Dr. Mead[7]	27,500			27,500
Ms. Nora Johnson	125,000	90,640		215,640
Mr. Sanger	115,000	90,640	15,000	220,640
Mr. Steere	85,000	90,640	73,750	249,390

(1) Represents stock units awarded in 2010, the reported value of which was calculated by multiplying the closing market price of our common stock on the grant date (April 22, 2010) by the number of units granted (5,500). At the end of 2010, the aggregate number of stock units (including dividend equivalents) held by each current non-employee Director was as follows: Dr. Ausiello, 21,000; Dr. Brown, 91,234; Mr. Burns, 74,591; Mr. Burt, 59,552; Mr. Cornwell, 73,661; Dr. Fergusson, 11,473; Mr. Gray, 95,752; Ms. Horner, 99,905; Mr. Kilts, 44,002; Mr. Lorch, 62,801; Mr. Mascotte, 11,473; Ms. Nora Johnson, 21,500; Mr. Sanger, 31,059; and Mr. Steere, 47,538. See Note 3.

(2) The amounts in this column represent: (a) charitable contributions made in 2010 by the Pfizer Foundation under its matching gift programs (see "Matching Gift Programs" above), as follows: Dr. Ausiello, $11,785; Dr. Brown $15,000; Mr. Burt, $30,000; Mr. Cornwell, $1,000; Dr. Fergusson, $14,300; Ms. Horner, $2,700; Mr. Kilts, $15,000; Mr. Lorch, $11,500; Mr. Mascotte $15,000; Mr. Sanger $15,000 and Mr. Steere, $23,750; (b) a charitable contribution of $30,640 made at the discretion of the Corporate Governance Committee in respect of Dr. Ausiello (see "Non-Employee Director Compensation" above and Note 3 below); (c) for Mr. Gray, (i) above-market interest on the deferred cash balance under a legacy Warner-Lambert equity compensation plan, paid at the prime rate plus 2%, and (ii) a charitable contribution of $795 made at his recommendation; and (d) for Mr. Steere, $50,000 relating to his consulting contract with the Company (see "Section 16(a) Beneficial Ownership Reporting Compliance, Related Person Transactions, Indemnification and Legal Proceedings—Transactions with Related Persons"). As indicated above under "Matching Gift Programs," certain charitable contributions by our Directors are not eligible for matching contributions under the programs, and the amounts in the above table therefore do not reflect all such contributions made by our Directors.

(3) Dr. Ausiello is subject to limitations on the amount of compensation he can receive from the Company and is not permitted to receive any equity compensation for serving as a Director. For 2010, he received $135,000 in cash compensation, and an additional $60,000 was credited to a deferred cash account to be paid (with an interest equivalent) following his termination of service as a Director. See "Non-Employee Director Compensation" and Note 2 above.

(4) Committee Chair (in the case of Mr. Kilts, from December 13, 2010).

(5) Lead Independent Director until December 13, 2010.

(6) Compensation Committee Chair from April 22, 2010 until December 13, 2010 and Non-Executive Chairman of the Board thereafter.

(7) Dr. Mead retired on April 22, 2010.

SECURITIES OWNERSHIP

The table below shows the number of shares of our common stock beneficially owned as of the close of business on March 1, 2011 by each of our Directors and each Named Executive Officer listed in the 2010 Summary Compensation Table, as well as the number of shares beneficially owned by all of our Directors and executive officers as a group. Together, these individuals beneficially own less than one percent (1%) of our common stock outstanding. The table and footnotes also include information about stock options, stock appreciation rights in the form of total shareholder return units ("TSRUs"), stock units, restricted stock, restricted stock units and deferred performance-related share awards credited to the accounts of our Directors and executive officers under various compensation and benefit plans.

	Number of Shares or Units		
Beneficial Owners	**Common Stock**	**Stock Units**	**Options Exercisable within 60 days**
Dennis A. Ausiello	2,362(1)	21,000(2)	
Michael S. Brown	1,200	91,234(2)	
M. Anthony Burns	54,339	74,591(2)	
Robert N. Burt	12,200	59,552(2)	
W. Don Cornwell	2,000(1)	73,661(2)	
Frank A. D'Amelio	181,452(3)	328,352(4)	292,000
Mikael Dolsten		212,298(4)	
Frances D. Fergusson		11,473(2)	
Geno J. Germano	22,427(1)	156,081(4)	
William H. Gray III	27	95,752(2)	
Constance J. Horner	15,198	99,905(2)	
James M. Kilts	2,259(1)	44,002(2)	
Jeffrey B. Kindler+	346,397(1)(3)	62,194(4)	1,996,000
Freda C. Lewis-Hall	1,758(3)	140,600(4)	
George A. Lorch	24,126	62,801(2)	
John P. Mascotte	3,940	11,473(2)	
Suzanne Nora Johnson	10,000	21,500(2)	
Ian C. Read	366,699(3)	481,755(4)	973,000
Stephen W. Sanger	1,085(1)	31,059(2)	
William C. Steere, Jr.	1,265,131(3)	47,538(2)	
All Directors and Executive Officers as a group (29)	2,892,594	3,215,777	4,821,100

\+ Ownership is as of December 5, 2010. Mr. Kindler's vested stock options for 1,996,000 shares, to the extent not exercised by March 5, 2011, were forfeited.

(1) Includes the following shares held in the names of family members: Dr. Ausiello, 2,362 shares; Mr. Cornwell, 300 shares; Mr. Germano, 1,587 shares; Mr. Kilts, 2,259 shares; Mr. Kindler, 5,365 shares; and Mr. Sanger, 1,085 shares. Dr. Ausiello and Messrs. Cornwell, Germano, Kilts and Kindler disclaim beneficial ownership of such shares.

(2) Represents units (each equivalent to a share of Pfizer common stock) awarded under our Director compensation plans (see "Compensation of Non-Employee Directors" above). This number also includes the following units resulting from the conversion into Pfizer units of previously deferred Warner-Lambert director compensation under the Warner-Lambert 1996 Stock Plan: Mr. Burt, 22,458 units; Mr. Gray, 55,488 units; and Mr. Lorch, 14,605 units. See "Compensation of Non-Employee Directors—Legacy Warner-Lambert Equity Compensation Plan" above.

(3) Includes shares credited under the Pfizer Savings Plan and/or deferred performance shares relating to previously vested awards under the Company's performance-based share award programs. These plans are described later in this Proxy Statement.

(4) In the case of Messrs. D'Amelio, Germano, Kindler and Read and Dr. Lewis-Hall, includes units (each equivalent to a share of Pfizer common stock) held under the Pfizer or Wyeth Supplemental Savings Plan. The Supplemental Savings Plan is described later in this Proxy Statement. Also includes the following unvested restricted stock units (each equivalent to a share of Pfizer common stock): Mr. D'Amelio, 312,966; Dr. Dolsten, 212,298; Mr. Germano, 152,290; Dr. Lewis-Hall, 136,354; and Mr. Read, 394,543; however, in view of Mr. Read's age and years of service with Pfizer, a prorated portion of his units would vest upon his retirement. This column does not include the following stock appreciation rights in the form of TSRUs: Mr. D'Amelio, 1,039,555; Dr. Dolsten, 530,757; Mr. Germano, 382,281; Mr. Kindler, 1,712,759; Dr. Lewis-Hall, 304,208; and Mr. Read, 2,131,948. See the "2010 Outstanding Equity Awards at Fiscal Year-End Table" and "Estimated Benefits upon Termination" for a discussion of the vesting of restricted stock units and TSRUs.

Beneficial Owners

Based on filings made under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as of February 14, 2011, the only person known by us to be the beneficial owner of more than 5% of our common stock was as follows:

Name and Address of Beneficial Owner[1]	Shares of Pfizer Common Stock[1]	Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	401,341,658	5.01%

(1) This information is based on a Schedule 13G filed with the SEC on February 8, 2011 by BlackRock, Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE, RELATED PERSON TRANSACTIONS, INDEMNIFICATION AND LEGAL PROCEEDINGS

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our Directors and certain of our officers to file reports of holdings and transactions in Pfizer equity with the SEC and the NYSE. Based on our records and other information, we believe that in 2010 our Directors and our officers who are subject to Section 16(a) met all applicable filing requirements, except for the following:

In January 2011, James M. Kilts, one of our Directors, learned that one of his portfolio managers had engaged in two transactions in Pfizer shares on his behalf without Mr. Kilts' knowledge or approval, despite the fact that Mr. Kilts had instructed the portfolio manager not to trade in Pfizer securities without his prior approval. Specifically, on Mr. Kilts' behalf, the portfolio manager executed a purchase of 549 Pfizer shares at $18.12 per share in February 2010 and a sale of those 549 shares at $17.22 per share in March 2010. Since Mr. Kilts was not aware of the transactions at the time of their execution, he failed to report them on a timely basis on Form 4. Promptly upon being informed of the transactions, Mr. Kilts reported them on a Form 4.

REVIEW OF RELATED PERSON TRANSACTIONS

The Company has adopted a Related Person Transaction Approval Policy that is administered by the Corporate Governance Committee. The Policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest. Under the Policy, Company management determines whether a transaction requires review by the Committee, and transactions requiring review are referred to the Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Committee decides whether or not to approve such transactions and approves only those transactions that are deemed to be in the best interests of the Company. If the Company becomes aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Committee. The Committee then evaluates all options available, including ratification, revision or termination of such transaction.

TRANSACTIONS WITH RELATED PERSONS

In connection with his retirement in 2001, we entered into a consulting agreement with Mr. Steere, a member of our Board of Directors. The agreement provides that Mr. Steere will serve as Chairman Emeritus of the Company and, when and as requested by the Chief Executive Officer, will provide consulting services and advice to the Company and participate in various external activities and events for the benefit of the Company. The term of the agreement, which began on July 1, 2001 after Mr. Steere ceased his employment with the Company, was for five years, with automatic extensions for successive five-year terms, unless Mr. Steere or the Company terminates the agreement at the end of its then-current term. The contract was extended for a five-year term in 2006 and currently extends until mid-2011. Mr. Steere may provide up to 30 days of service per year to the Company, subject to his reasonable availability, for his consulting services or his participation as a Company representative in external activities and events. He must obtain the approval of the Board of Directors before providing any consulting services, advice or service of any kind to any other company or organization that competes with us. For his services and commitments, the Company pays Mr. Steere (i) an annual retainer of $50,000 for his consulting services (subject to his ability to continue to provide the contemplated services), and (ii) an additional fee of $5,000 for each day in excess of 30 days per year that he renders services as described above. We also reimburse him for reasonable expenses that he incurs in providing these services for us.

In addition, under the terms of the agreement, we provide him lifetime access to Company facilities and services comparable to those that were made available to him by the Company prior to his retirement. These include the use of an office and access to the secretarial services of an administrative assistant; access to financial planning services; and the use of a car and driver and of Company aircraft. Mr. Steere has chosen to personally pay for his financial planning services and voluntarily reimburses the Company for all personal use of Company-provided transportation.

We paid Mr. Steere $50,000 in 2010 under the terms of this consulting agreement.

INDEMNIFICATION

We indemnify our Directors and our elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to the Company. This is required under our By-laws, and we have also entered into agreements with those individuals contractually obligating us to provide this indemnification to them.

LEGAL PROCEEDINGS

Beginning in September 2009, a number of shareholder derivative actions were filed in the U.S. District Court for the Southern District of New York and in the Supreme Court of the State of New York, County of New York, and the Court of Chancery of the State of Delaware against certain current and former Pfizer officers and Directors. Pfizer is named as a nominal defendant. These actions allege that the individual defendants breached fiduciary duties by causing or allowing Pfizer to engage in off-label promotion of certain drugs, including Bextra. In November 2009, the federal cases were consolidated in the Southern District of New York. In December 2010, the Court in the consolidated action granted preliminary approval of a settlement agreement among the parties; the settlement is subject to final approval by the Court.

PROPOSALS REQUIRING YOUR VOTE

ITEM 1—ELECTION OF DIRECTORS

Thirteen members of our Board are standing for re-election, to hold office until the next Annual Meeting of Shareholders. A majority of votes cast is required for the election of Directors in an uncontested election (which is the case for the election of Directors at the 2011 Annual Meeting). A majority of the votes cast means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. In contested elections (an election in which the number of nominees for election as Director is greater than the number of Directors to be elected) the vote standard would be a plurality of the votes cast.

In accordance with our Corporate Governance Principles, the Board will nominate for election only candidates who agree, if elected, to tender, promptly following their failure to receive the required vote for election at the next meeting at which they would stand for election, an irrevocable resignation that will be effective upon acceptance by the Board. In addition, the Board will fill Director vacancies and new directorships only with candidates who agree to tender the same form of resignation promptly following their election to the Board.

If an incumbent Director fails to receive the required vote for election, then, within 90 days following certification of the shareholder vote, the Corporate Governance Committee will act to determine whether to recommend acceptance of the Director's resignation and will submit the recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation. Thereafter, the Board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the SEC.

Any Director who tenders his or her resignation pursuant to this provision of our Corporate Governance Principles may not participate in the Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer. If each member of the Corporate Governance Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote will appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them. However, if the only Directors who received the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

Each nominee elected as a Director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation or retirement.

Under Pfizer's Corporate Governance Principles, a Director is generally required to retire when he or she reaches age 73 or at the first Annual Meeting of Shareholders following his or her 73rd birthday. On the recommendation of the Corporate Governance Committee, the Board may waive this requirement as to any Director if it deems a waiver to be in the best interests of the Company.

We expect each nominee for election as a Director to be able to serve if elected. If any nominee is not able to serve, proxies may be voted for substitute nominees, unless the Board chooses to reduce the number of Directors serving on the Board.

The Proxy Committee appointed by the Board of Directors intends to vote for the election of each of these nominees, unless you indicate otherwise on the proxy or voting instruction card.

The following pages contain biographical and other information about the nominees. Following each nominee's biographical information, we have provided information concerning the particular experience, qualifications, attributes and/or skills that led the Corporate Governance Committee and the Board to determine that each nominee should serve as a Director. In addition, all of our Directors serve or have served on boards and board committees (including, in many cases, as committee chairs) of other public companies, which we believe provides them with additional board leadership and governance experience, exposure to best practices, and substantial knowledge and skills that further enhance the functioning of our Board.

Your Board of Directors unanimously recommends a vote FOR the election of each of these nominees as Directors.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships

Dennis A. Ausiello 65



Jackson Professor of Clinical Medicine at Harvard Medical School and Chief of Medicine at Massachusetts General Hospital since 1996. President of the Association of American Physicians in 2006. Member of the Institute of Medicine of the National Academies of Science and a Fellow of the American Academy of Arts and Sciences. Director of TARIS BioMedical, Inc. and several non-profit organizations, including the Broad Institute for Human Genetics and Research! America. Our Director since 2006. Member of our Audit Committee, our Corporate Governance Committee, our Regulatory and Compliance Committee and our Science and Technology Committee.

Key Attributes, Experience and Skills:

Dr. Ausiello's experience and training as a practicing physician (Board certified in nephrology), a scientist and a nationally recognized leader in academic medicine enable him to bring valuable insights to the Board, including through his understanding of the scientific nature of our business and the ability to assist us in prioritizing opportunities for drug development. In addition, Dr. Ausiello oversees a large research portfolio and an extensive research and education budget at Massachusetts General Hospital, giving him a critical perspective on drug discovery and development and providing a fundamental understanding of the potential pathways contributing to disease. Through his work as the Chief of Medicine at Massachusetts General Hospital, Dr. Ausiello also brings leadership, oversight and finance experience to the Board.

Michael S. Brown 70



Distinguished Chair in Biomedical Sciences since 1989 and Regental Professor since 1985 at the University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 for discoveries concerning the regulation of cholesterol metabolism. Recipient of the Lasker Award in 1985, the National Medal of Science in 1988, and the Woodrow Wilson Award for Public Service in 2005. Member of the National Academy of Sciences, the Institute of Medicine, the American Association of Arts and Sciences, the American Philosophical Society and a Foreign Member of the Royal Society (London). Director of Regeneron Pharmaceuticals, Inc. Our Director since 1996. Chair of our Science and Technology Committee and member of our Corporate Governance Committee.

Key Attributes, Experience and Skills:

Dr. Brown and a colleague discovered the mechanism by which the human body removes cholesterol from blood, laying the scientific groundwork for the development of statin drugs, including Lipitor, which have been demonstrated to reduce heart attacks in individuals with coronary artery disease. For these and other discoveries, Dr. Brown and his colleague shared the 1985 Nobel Prize in Medicine or Physiology. Dr. Brown is the holder of 23 U.S. patents. He has also received 30 national awards for his work, and he is the recipient of nine honorary degrees. These and other achievements demonstrate his significant prestige and his strong knowledge of research and development, and enable him to bring to Pfizer a wealth of medical experience and a unique perspective on the pharmaceutical industry. A trained physician, Dr. Brown has been noted for his ability to bridge the gap between basic science and clinical medicine, enabling him to offer valuable insights to the Board. Through his former service of more than 20 years on the Scientific Resource Board of Genentech (including several years as chairman), Dr. Brown was exposed early to the biotechnolology revolution. As a result of this experience, as well as his service as a director of Regeneron Pharmaceuticals, Inc., another biotechnology company, Dr. Brown is able to provide important perspectives on issues facing biopharmaceutical companies, large and small.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships

M. Anthony Burns 68

Chairman Emeritus since 2002, Chairman of the Board from 1985 to 2002, Chief Executive Officer from 1983 to 2000, and President from 1979 to 1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of Huntsman Corporation and J.C. Penney Company, Inc. Director of Stanley Black & Decker, Inc. from March 2010 until May 2010 and of The Black & Decker Corporation from 2001 until March 2010. Life Trustee of the University of Miami. Our Director since 1988. Member of our Audit Committee, our Corporate Governance Committee and our Executive Committee.

Key Attributes, Experience and Skills:

As a result of Mr. Burns' long tenure as CEO of Ryder System, he provides valuable business, leadership and management insights into driving strategic direction and international operations, among other things. While at Ryder, Mr. Burns was responsible for Ryder's expansion into international markets, which is important as Pfizer seeks to execute its global growth strategies. In addition, Mr. Burns brings financial expertise to the Board, including through his service on (and in some cases chairmanship of) the audit committees of other public companies, as well as executive compensation experience, including through his service on the compensation committees of several public companies, including prior service on our Compensation Committee. Mr. Burns also served as co-chairman of the Business Roundtable from 1998 to 2001, providing him with exposure to, and insight from, CEOs of other large companies.

W. Don Cornwell 63



Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009 and Vice Chairman until December 2009. Granite Broadcasting Corporation filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in December 2006 and emerged from its restructuring in June 2007. Currently Director of Avon Products, Inc. and the Wallace Foundation. Director of CVS Caremark Corporation from 1994 until 2007 and the M.S. Hershey School and Trust from 1995 until 2002. Trustee of Big Brothers/Sisters of New York. Our Director since 1997. Chair of our Audit Committee and member of our Compensation Committee and our Regulatory and Compliance Committee.

Key Attributes, Experience and Skills:

Through Mr. Cornwell's 38-year career as an entrepreneur driving the growth of a consumer-focused media company, an executive in the investment banking industry and a director of several significant consumer product and health care companies, he has valuable business, leadership and management experience and brings important perspectives on the issues facing our Company. Mr. Cornwell founded and built Granite, a consumer-focused media company, through acquisitions and operating growth, enabling him to provide insight and guidance on strategic direction and growth. Mr. Cornwell's strong financial background, including his work at Goldman Sachs prior to co-founding Granite and his service on the audit and investment committees of other companies, also provides financial expertise to the Board, including an understanding of financial statements, corporate finance, accounting and capital markets.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Frances D. Fergusson 66	President Emeritus of Vassar College since 2006 and President from 1986 to 2006. Served on the Mayo Clinic Board for 14 years, the last four years as its Chairman, and as President of the Board of Overseers of Harvard University from 2007 through 2008. Director of HSBC Bank USA from 1990 through 2008 and Director of Wyeth from 2005 until 2009. Currently Director of Mattel, Inc. Our Director since 2009. Chair of our Regulatory and Compliance Committee and a member of our Compensation Committee and our Science and Technology Committee.



Key Attributes, Experience and Skills:

Dr. Fergusson has strong leadership skills, having served as President of Vassar College for 20 years and, during her tenure, developing a long-term financial plan and strengthening the College's financial position. She has also headed strategic planning projects at Vassar and other organizations. Dr. Fergusson's service on the boards of not-for-profit organizations, including the Mayo Clinic (which she chaired from 1988 to 2002), enables her to bring to the Board experience and knowledge of health care from alternate perspectives. In addition, Dr. Fergusson's past service on the Wyeth board of directors affords her extensive knowledge of Wyeth's business, operations and culture, which brings a connection to the new portion of our business and operations.

William H. Gray III 69	Co-Chairman of GrayLoeffler, LLC (formerly the Amani Group), a business advisory and consulting firm. Chairman of the Amani Group from 2004 through September 2009. Pastor Emeritus of the Bright Hope Baptist Church in Philadelphia since 2005. President and Chief Executive Officer of The College Fund/UNCF (Educational Assistance) from 1991 to 2004. U.S. Congressman from the Second District of Pennsylvania from 1979 to 1991, including service at various times as Budget Committee Chair and House Majority Whip. Director of Visteon Corporation from 2000 until January 2010. Currently Director of Dell Inc., J. P. Morgan Chase & Co. and Prudential Financial, Inc. Our Director since 2000. Chair of our Corporate Governance Committee and a member of our Science and Technology Committee.



Key Attributes, Experience and Skills:

Mr. Gray's experience as a U.S. Congressman for 12 years, including his service as Budget Committee Chair and House Majority Whip, position him to provide advice and counsel to our Company in a highly regulated industry and to provide guidance in government relations. Mr. Gray also has valuable experience running a national organization on financial literacy and macro-economic policy. Mr. Gray also brings useful corporate governance and compliance insights from, among other things, his role as an Advisory Council Member of the Business Roundtable Institute for Corporate Ethics.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Constance J. Horner 69	Guest Scholar from 1993 until 2005 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government, foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H. W. Bush and as Director of Presidential Personnel from 1991 to 1993. Deputy Secretary, U.S. Department of Health and Human Services, from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Director of Ingersoll-Rand plc and Prudential Financial, Inc.; Fellow, National Academy of Public Administration; and Member of the Board of Trustees of the Prudential Foundation. Our Director since 1993 and Lead Independent Director from 2007 until December 2010. Member of our Corporate Governance Committee, our Regulatory and Compliance Committee and our Executive Committee.



Key Attributes, Experience and Skills:

Ms. Horner is well-versed in federal health and health financing policy as well as talent management, as a result of her service as the head of the U.S. Office of Personnel Management, which, among other responsibilities, designs and administers the health insurance program for federal employees and retirees and manages policies and programs for the recruitment, training and compensation of the federal workforce; her chairmanship of a White House Competitiveness Council task force making recommendations to improve the drug approval process; and her service as Deputy Secretary of the U.S. Department of Health and Human Services, where she had responsibility for the Food and Drug Administration, the National Institutes of Health, the Public Health Service and the Health Care Financing Administration (now the Center for Medicare and Medicaid Services), lending insight into how the federal government makes health policies that affect Pfizer's ability to create products and get them to the people who need them. In addition, Ms. Horner's government experience positions her to provide oversight to our Company in government relations, including regulatory areas.

James M. Kilts 63	Founding Partner, Centerview Partners Management, LLC, a private equity firm, since 2006. Vice Chairman, The Procter & Gamble Company, from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company, from 2001 to 2005 and President, The Gillette Company, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation, from 1998 until its acquisition in 2000. Director of New York Times Company from 2005 until 2008; Procter & Gamble Company from 2005 until 2006; and Whirlpool Corporation from 1999 until 2005. Currently Chairman of The Nielsen Company Supervisory Board and Non-Executive Chairman of the Board of Nielsen Holdings, Director of Meadwestvaco Corporation and MetLife, Inc. and Trustee of Knox College and the University of Chicago, and a member of the Board of Overseers of Weill Cornell Medical College. Our Director since 2007. Member of our Compensation Committee and its Chair since December 2010 and member of our Science and Technology Committee.



Key Attributes, Experience and Skills:

Mr. Kilts' tenure as CEO of Gillette and Nabisco and as Vice Chairman of Procter & Gamble provide valuable business, leadership and management experience, including expertise in cost management, creating value and resource allocation. In addition, Mr. Kilts' knowledge of consumer businesses has given him insights on reaching consumers and on the importance of innovation – both important aspects of Pfizer's business. Through his service on the board of MetLife, an insurance company, Mr. Kilts can offer a view of health care from another perspective, and through Mr. Kilts' service on three compensation committees, including ours, he has a strong understanding of executive compensation and related areas.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships

George A. Lorch 69

Non-Executive Chairman of Pfizer Board since December 2010. Chairman Emeritus of Armstrong Holdings, Inc., a global manufacturer of flooring and ceiling materials, since 2000, having served as Chairman and Chief Executive Officer and in other executive capacities with Armstrong Holdings, Inc. and its predecessor, Armstrong World Industries, Inc., from 1993 to 2000. Director of Autoliv, Inc., Masonite International, Inc., a non-public company, and The Williams Companies, Inc. and also a Director of HSBC Finance Co. and HSBC North America Holding Company, non-public, wholly owned subsidiaries of HSBC LLC. Our Director since 2000.



Key Attributes, Experience and Skills:

Mr. Lorch's service as CEO of Armstrong Holdings provides valuable business, leadership and management experience, including expertise leading a large organization with global operations, giving him a keen understanding of the issues facing a multinational business such as Pfizer's. In addition, Mr. Lorch has significant experience with manufacturing, marketing and branding, all important areas for Pfizer. Mr. Lorch's experience on the board of directors of Autoliv, a non-U.S.-based public company, enables him to bring global perspectives and experience to the Board, including best practices gained from other countries. Moreover, his service on three compensation committees (including ours, prior to his election as Non-Executive Chairman in December 2010) has given him a strong understanding of executive compensation and related areas.

John P. Mascotte 71

Retired President and Chief Executive Officer of Blue Cross and Blue Shield of Kansas City, Inc., a position he held from 1997 through 2001. Former Chairman of Johnson & Higgins of Missouri, Inc. and former Chairman and Chief Executive Officer of The Continental Corporation. Served on the boards of The New York Public Library, Lincoln Center and The Aspen Institute and as Chairman of The Local Initiative Support Corporation, The Aspen Community Foundation and Common Cents. Director of Crown Media Holdings, Inc. from 2000 until 2006, Lab*One*, Inc. from 2002 until 2005, and Wyeth from 1995 until 2009. Our Director since 2009. Member of our Corporate Governance Committee, our Regulatory and Compliance Committee and our Science and Technology Committee.



Key Attributes, Experience and Skills:

Mr. Mascotte's service as CEO of Blue Cross and Blue Shield of Kansas City, Inc., a health care insurance company, and as Chairman and CEO of The Continental Corporation, an insurance holding company, for 12 years, provides him with valuable business, leadership and management experience, and enables him to lend insight on an insurance company's perspective of the biopharmaceutical industry. In addition, Mr. Mascotte has significant knowledge of Wyeth's business, operations and culture as a result of his 14 years of service on the Wyeth board of directors, which brings a connection to the new portion of our business and operations. Mr. Mascotte also brings financial expertise to the Board, including through his chairmanship of the audit committee of Wyeth and his prior work as a certified public accountant and tax specialist.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Suzanne Nora Johnson .... 53 	Retired Vice Chairman, Goldman Sachs Group, Inc., since 2007. During her 21-year tenure with Goldman Sachs, she served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care. Director of American International Group, Inc., Intuit Inc. and VISA Inc. Board member of the American Red Cross, The Brookings Institution, the Carnegie Institution of Washington and the University of Southern California. Our Director since 2007. Member of our Audit Committee, our Compensation Committee and our Science and Technology Committee. *Key Attributes, Experience and Skills:* Ms. Nora Johnson's careers in law and investment banking, including serving in various leadership roles at Goldman Sachs, provide valuable business experience and critical insights on the roles of the law, finance and strategic transactions to our business. In addition, Ms. Nora Johnson's extensive knowledge of health care through her role in health care investment banking and her involvement with not-for-profit organizations, such as in scientific research (The Carnegie Institution), health care policy (RAND Corporation and The Brookings Institution), and health care services (the American Red Cross), provide touchstones of public opinion and exposure to diverse, global points of view. Ms. Nora Johnson also brings financial expertise to the Board, providing an understanding of financial statements, corporate finance, accounting and capital markets.
Ian C. Read .... 57 	President and Chief Executive Officer since December 2010. Senior Vice President; Group President, Worldwide Biopharmaceutical Businesses from October 2009 through December 2010. President Worldwide Pharmaceutical Operations from August 2006 until October 2009. Since joining Pfizer in 1978 as an operational auditor, Mr. Read has held various positions of increasing responsibility in pharmaceutical operations. He worked in Latin America through 1995, holding positions including Chief Financial Officer, Pfizer Mexico, and Country Manager, Pfizer Brazil. In 1996, Mr. Read was appointed President of Pfizer's International Pharmaceuticals Group, with responsibility for Latin America and Canada. He became Executive Vice President, Europe in 2000, was named a Corporate Vice President in 2001, and assumed responsibility for Canada, in addition to Europe, in 2002. Mr. Read later became accountable for operations in both the Africa/Middle East region and Latin America as well. Currently a Director of Kimberly-Clark Corporation. Serves on the Boards of U.S. Council for International Business and the European Federation of Pharmaceutical Industries and Associations. Our Director since December 2010. Chair of our Board's Executive Committee and a member of our Executive Leadership Team. *Key Attributes, Experience and Skills:* Mr. Read brings over thirty years of business, operating and leadership experience to the Board. His extensive knowledge of the biopharmaceutical industry in general, and Pfizer's worldwide biopharmaceutical business in particular, provides crucial insight to our Board on the Company's strategic planning and operations. As President and CEO, Mr. Read provides an essential link between management and the Board on management's business perspectives. Further, his experience as a member of another public company board provides him with an enhanced perspective on issues applicable to public companies.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting		Position, Principal Occupation, Business Experience and Directorships
Stephen W. Sanger	65	Chairman of General Mills, Inc., a packaged food producer and distributor, from 1995 until his retirement in 2008 and its Chief Executive Officer from 1995 to 2007. Former Chairman of the Grocery Manufacturers of America. Recipient of the Woodrow Wilson Award for Public Service in 2009. Chaired the Fiscal Policy Committee of the Business Roundtable and served as a director of Catalyst. Director of General Mills, Inc. from 1992 until 2008. Currently Director of Target Corporation and Wells Fargo & Company. Our Director since February 2009. Member of our Audit Committee and our Corporate Governance Committee.



Key Attributes, Experience and Skills:

With more than 12 years experience as Chairman and CEO of General Mills, Mr. Sanger has valuable business, leadership and management experience, including experience in acquisitions through the purchase of Pillsbury, creating one of the world's largest food companies. As CEO of General Mills, Mr. Sanger improved sales and market position, developed innovative ideas and streamlined operations, skills from which Pfizer may benefit. In addition, Mr. Sanger has experience leading a company whose products are subject to FDA regulation, lending insight into the regulated nature of our business.







ITEM 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors has ratified the Audit Committee's selection of KPMG LLP to serve as our independent registered public accounting firm for 2011.

Representatives of KPMG LLP will be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

We are asking our shareholders to ratify the selection of KPMG LLP as our independent registered public accounting firm. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG LLP to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered a recommendation to the Board of Directors and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Your Board of Directors unanimously recommends a vote FOR the ratification of KPMG LLP as our independent registered public accounting firm for 2011.

Audit and Non-Audit Fees

The following table shows the fees for professional services rendered by KPMG LLP for the audit of the Company's annual financial statements for the years ended December 31, 2010, and December 31, 2009, and fees billed for other services rendered by KPMG LLP during those periods.

	2010	2009
Audit fees:(1)	$32,674,000	$31,000,000
Audit-related fees:(2)	1,421,000	1,258,000
Tax fees:(3)	4,898,000	5,095,000
All other fees:(4)	0	0
Total	$38,993,000	$37,353,000

(1) Audit fees were principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as statutory audits.

(2) Audit-related fees were principally for the audits of employee benefit plans.

(3) Tax fees were principally for services related to tax compliance and reporting and analysis services.

(4) KPMG LLP did not provide any "other services" during the period.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board regarding auditor independence, the Audit Committee has responsibility for appointing, setting the compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management submits for Audit Committee approval a list of services and related fees expected to be rendered during that year within each of four categories of services:

1. ***Audit*** services include audit work performed on the financial statements and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. ***Audit-related*** services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. ***Tax*** services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.

4. ***All other*** services are those services not captured in the audit, audit-related or tax categories. The Company generally does not request such services from the independent registered public accounting firm.

Prior to engagement, the Audit Committee pre-approves independent registered public accounting firm services within each category and the fees for each category are budgeted. The Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee has discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 114, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, the Committee has reviewed and discussed with the independent registered public accounting firm the auditor's independence from the Company and its management. As part of that review, the Committee has received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Committee has discussed the independent registered public accounting firm's independence from the Company.

The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

As part of its responsibilities for oversight of the Company's Enterprise Risk Management process, the Committee has reviewed and discussed Company policies with respect to risk assessment and risk management, including discussions of individual risk areas as well as an annual summary of the overall process.

The Committee has discussed with the Company's Internal Audit Department and independent registered public accounting firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance Officer, and representatives of the independent registered public accounting firm, in regular and executive sessions, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, for filing with the SEC. The Committee has selected, and the Board of Directors has ratified, the selection of the Company's independent registered public accounting firm.

The Audit Committee:

Mr. Cornwell (Chair)

Dr. Ausiello

Mr. Burns

Ms. Nora Johnson

Mr. Sanger

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

ITEM 3—ADVISORY VOTE ON EXECUTIVE COMPENSATION

In 2010, we gave our shareholders the opportunity to cast an advisory vote on our executive compensation policies and procedures; more than 96% of the votes cast supported our policies and procedures. This year, as required by Section 14A of the Securities Exchange Act of 1934, we are asking our shareholders to cast an advisory vote on the compensation of the "Named Executive Officers" identified in the 2010 Summary Compensation Table in the "Executive Compensation" section of this Proxy Statement. This vote is advisory and not binding on the Company; however, like our other investor outreach activities, it will provide feedback concerning our executive compensation program.

As noted in the Compensation Discussion and Analysis, or "CD&A," included in the "Executive Compensation" section of this Proxy Statement, the Compensation Committee of our Board of Directors believes that our executive compensation program implements and achieves the goals of our executive compensation philosophy. That philosophy, which is set by the Compensation Committee, is to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. A significant portion of the total compensation opportunity for each of our executives (including the Named Executive Officers) is directly related to Pfizer's stock price performance and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of our pharmaceutical peer group.

We seek to implement our philosophy and achieve the goals of our program by following three key principles:

- positioning total direct compensation and each compensation element at approximately the median of our peer companies, with emphasis on pharmaceutical companies with large market capitalization;
- aligning annual short-term incentive awards with annual operating financial objectives; and
- rewarding absolute and relative performance in total shareholder return through long-term equity incentive awards.

Further details concerning how we implement our philosophy and goals, and how we apply the above principles to our compensation program, are provided in the CD&A. In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to assure that performance is appropriately rewarded.

Recent Compensation Committee Actions

The Compensation Committee took a number of actions during 2010 and early 2011 to make our executive compensation program more reflective of our performance and more responsive to shareholder interests. These actions included the following:

- The Committee implemented an annual review and assessment of potential risks arising from the Company's compensation programs (including the executive compensation program) and policies.
- The Committee assessed our short- and long-term incentive plan design and actual and target compensation levels for all executives. As a result, our compensation structure remains targeted at the 50th percentile vs. our peer groups.
- The Committee reaffirmed its decision regarding the use of "Short-Term Incentive Shift Awards" implemented in 2008 and intended to be used for a limited time, and, beginning with the grants made in 2011, replaced them with seven-year "Total Shareholder Return Units."
- Effective January 1, 2011, the share ownership requirement for the CEO was increased to six times base salary.
- We made a number of changes to our benefit plans to make them more consistent with market trends while continuing to provide competitive benefits.

Compensation Best Practices

Pfizer continues to maintain best practices in designing and implementing its executive compensation program and related areas. These practices include the following:

- We prohibit our executives and Directors from hedging, or engaging in any derivatives trading with respect to, Company shares.
- We do not provide tax "gross-ups" for perquisites provided to our executive officers, other than in the case of certain relocation expenses, consistent with Pfizer's relocation policy.
- We require our executive officers and Directors to meet stock ownership requirements, and we prohibit our executive officers from selling any shares (except to meet tax withholding obligations) if doing so would cause them to fall below required levels.
- Our equity incentive plan prohibits the repricing or exchange of equity awards without shareholder approval.
- Our annual equity awards provide for minimum three-year vesting, except in limited circumstances involving termination of employment, and we no longer grant stock options to executive officers.
- None of our executive officers has an employment agreement with the Company.
- To the extent permitted by law, we can recover cash- or equity-based compensation paid to executives where the compensation is based upon the achievement of specified financial results that are the subject of a subsequent restatement.
- Our executive compensation program includes a number of controls that mitigate risk, including the executive stock ownership requirements mentioned above, and, under certain circumstances, our ability to recover compensation paid to executives.
- The Committee has engaged an independent compensation consultant that has no other ties to the Company or its management and that meets stringent selection criteria.
- We maintain a robust investor outreach program that enables us to obtain ongoing feedback concerning our compensation program, as well as how we disclose that program. In 2010, as has been the case for many years, we not only listened to our investors' views; we actively sought out those views and welcomed and implemented a number of their suggestions.

Shareholders are urged to read the CD&A and other information in the "Executive Compensation" section of this Proxy Statement. The Compensation Committee and the Board of Directors believe that the information provided in that section demonstrates that our executive compensation program aligns our executives' compensation with Pfizer's short-term and long-term performance and provides the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. Accordingly, the following resolution will be submitted for a shareholder vote at the 2011 Annual Meeting:

> "RESOLVED, that the shareholders of Pfizer Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Securities and Exchange Commission Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative disclosures."

Although the advisory vote is non-binding, the Compensation Committee and the Board will review the results of the vote. Consistent with Pfizer's record of shareholder responsiveness, the Compensation Committee will consider shareholders' concerns and take them into account in future determinations concerning our executive compensation program.

Your Board of Directors unanimously recommends a vote FOR the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers, as stated in the above resolution.

ITEM 4—ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

In addition to seeking our shareholders' advisory vote on the compensation of our Named Executive Officers, we are asking our shareholders to express a preference as to how frequently future advisory votes on executive compensation should take place. As required by Section 14A of the Securities Exchange Act of 1934, we are giving shareholders the opportunity to express a preference to cast such advisory votes annually, every two years or every three years; shareholders also have the option to abstain from voting on this matter. For the reasons discussed below, the Board of Directors recommends that advisory votes on executive compensation take place every two years, or biennially.

In 2010, when we gave our shareholders the opportunity to vote on our executive compensation policies and procedures, we indicated that the Board planned to submit an advisory vote every two years to foster a more long-term approach to evaluating our executive compensation program. At the same time, the Board believes that biennial votes provide assurance that the Board and the Compensation Committee remain accountable for executive compensation decisions on a frequent basis. Further, we maintain robust investor outreach activities through which we obtain ongoing feedback concerning our executive compensation program and how we disclose that program. In 2010, as has been the case for many years, we not only listened to our investors' views; we actively sought out those views and welcomed and implemented a number of their suggestions.

Accordingly, your Board believes that a biennial advisory vote is preferable, as it would foster a more long-term approach to evaluating our executive compensation program while maintaining accountability for executive compensation decisions. If a plurality of the votes cast on this matter at the Annual Meeting is cast in favor of biennial advisory votes on executive compensation, the Company would adopt this approach. Moreover, as a further commitment to our shareholders and to encourage their input, and even though the Company is legally required to hold advisory votes on the frequency of future advisory votes on executive compensation only once every six calendar years, the Board has determined that, should a plurality of the votes cast at the Annual Meeting express a preference for biennial advisory votes, the Company would hold frequency votes biennially as well. On this basis, the next advisory vote on executive compensation, as well as the next frequency vote, would take place at the Company's 2013 Annual Meeting.

Although the frequency vote is non-binding, the Compensation Committee and the Board will review the results of the vote. Consistent with Pfizer's record of shareholder responsiveness, they will consider shareholders' views and take them into account in determining the frequency of future advisory votes on executive compensation.

Your Board of Directors unanimously recommends that shareholders select "TWO YEARS" on the proposal concerning the frequency of future advisory votes on executive compensation.

SHAREHOLDER PROPOSALS

We expect the following proposals (Items 5 through 10 on the proxy card) to be presented by shareholders at the Annual Meeting. Some of the proposals contain assertions about Pfizer or other statements that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, the Board of Directors has recommended a vote against these proposals for broader policy reasons, as set forth following each proposal. The names, addresses and share holdings of any co-filers of these proposals, where applicable, will be supplied upon request.

ITEM 5—SHAREHOLDER PROPOSAL REGARDING PUBLICATION OF POLITICAL CONTRIBUTIONS

Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, DC 20037, who represents that she owns 1,200 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

YOUR COMPANY'S RESPONSE:

The Board believes that the Company's current disclosures provide shareholders with comprehensive information on its political contributions. Pfizer complies fully with all federal, state and local laws and reporting requirements governing its Political Action Committee (PAC) and corporate political contributions. Pfizer's Political Disclosure Policy provides that, "All federal and state contributions and expenditures made by the Company shall be disclosed semi-annually on the Pfizer Inc. website." This includes contributions to candidates as well as to political committees, ballot measures and political parties. The Pfizer PAC and Corporate Political Contributions Report details, by recipient and amount, Pfizer PAC and Pfizer Inc. contributions to political committees, corporate contributions made in state and local elections, and certain contributions to trade associations. The report also identifies, by name and title, each member of the Political Contributions Policy Committee and Pfizer PAC Steering Committee, the two committees that make political contribution decisions.

In addition, Pfizer requests that trade associations receiving $100,000 or more from the Company in a given year report the portion of Pfizer dues/payments used for political expenditures/contributions. This information, provided voluntarily on our part, is also included in the report and disclosed on our corporate website. Prior to publication, the PAC and Corporate Political Contributions Report is presented to the Board of Directors. We encourage shareholders to view the report on our corporate website at: www.pfizer.com/about/corporate_governance/political_action_committee_report.jsp.

The Company re-evaluates its reporting practices continuously to ensure that its disclosure and policies meet the needs of its shareholders and all stakeholders. Most recently, the Company adopted a policy that prohibits employees from directly making independent expenditures using corporate treasury funds. This type of expenditure, which expressly advocates the election or defeat of a clearly identified candidate, was the subject of the United States Supreme Court's decision in *Citizens United v. Federal Election Commission* in 2010. We adopted this policy to demonstrate our responsiveness to shareholder concerns prompted by the United States Supreme Court's decision.

The Board of Directors believes that adopting this proposal is not in the best interests of the Company and its shareholders. It believes that the additional information requested by the proponent, specifically to publish these contributions in certain U.S., local, and national newspapers and to provide separate shareholder reports about them, would be an unnecessary expenditure of corporate resources and would not be useful to shareholders.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 6—SHAREHOLDER PROPOSAL REGARDING PUBLIC POLICY INITIATIVES

National Legal and Policy Center, 107 Park Washington Court, Falls Church, Virginia 22046, which represents that it owns 150 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

WHEREAS:

Pfizer's primary responsibility is to create shareholder value. The Company should pursue legal and ethical means to achieve that goal, including identifying and advocating legislative and regulatory public policies that would advance Company interests and shareholder value in a transparent and lawful manner.

RESOLVED: The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, report to shareholders annually on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Identify and describe public policy issues of interest to the Company;

3. Prioritize the issues by importance to creating shareholder value; and

4. Explain the business rationale for prioritization.

Statement of Support.

Pfizer played a key role in the passage of ObamaCare, even though a majority of Americans were opposed. CEO Jeffrey Kindler organized pharmaceutical CEOs in support of the bill, promoted a massive advertising campaign, and partnered with Left-wing groups normally hostile to Pfizer's interests. For these actions, he received a multi-million dollar bonus.

According to media reports, Pfizer and other companies in 2009 made an $80 billion deal with the Obama administration. In return for support of ObamaCare, the companies received promises of a guarantee of customers and insulation from certain kinds of competition. This kind of back room dealing corrupts the political process, generates public outrage, and is inappropriate for an institution like Pfizer that pledges itself to responsible corporate citizenship.

Kindler even jointly authored an opinion article in support ObamaCare in the Huffington Post with Andrew Stern, then-president of the Service Employees International Union. Stern abruptly resigned in spring 2010 amid reports that he was the subject of federal investigations into two unrelated, and possibly illegal, financial arrangements.

Kindler might argue that the deal is good for Pfizer, but he is short-sighted to ignore the history of government intervention in the marketplace. If ObamaCare fails to control health care costs, as several studies now suggest, the government will seek savings through price controls. Shareholders ultimately will lose. Perhaps Kindler plans to retire before Pfizer is required to sell its products for less than the cost of production.

This short-sightedness also hurt Pfizer's relationship with Congress, with the House of Representatives now in Republican hands, and its standing with the American people.

Absent a system of reporting on how Pfizer develops and prioritizes its lobbying priorities, shareholders will be unable to evaluate the potential for future miscalculation and damage to the Pfizer brand name.

YOUR COMPANY'S RESPONSE:

The proponent requests that the Board prepare a report identifying and prioritizing legislative and regulatory public policy advocacy activities. The Board believes that such a report is unnecessary, as the Company already provides this information in the Public Policy Section of its website at www.pfizer.com/policy.

Engaging in public policy outreach activities, such as educating legislators and working with patient groups is an important facet of our corporate responsibility efforts. These activities facilitate and support Pfizer's efforts to improve access to medicines and health care.

Ensuring good health for the people around the world is Pfizer's enduring priority. Having a large portion of the U.S. population without health insurance or with inconsistent access to health care was not a sustainable situation. In 2009, there was a strong momentum to enact legislation that would increase coverage, and restrain the escalating costs of health care. For those reasons, much of the private health care sector, including the bio-pharmaceutical industry, agreed to work constructively to assist with the reform effort, and supported the Affordable Care Act legislation; Pfizer actively supported the parts of reform with which we agreed, and worked to improve those elements with which we disagreed.

Our Company faces many issues, including growing costs and complexity in clinical trials as we pursue new treatments and cures in novel areas such as vaccines and biologics; governmental and private payors seeking to control healthcare spending; increasing regulation related to product promotion; and increasing responsibility to manage risk ourselves rather than relying on regulatory agencies for oversight. Similarly, we are also aware of the increasing role of government in addressing health care issues, which is likely to have a direct effect on our ability to achieve commercial success and meet our obligations to all stakeholders.

In response to these pressures, we engage with governments globally, as well as with private and public institutions and our industry peers, to address a wide range of policy issues. These include policies that would limit the choices of doctors and patients, potentially dilute intellectual property protection, and allow the unfettered importation of medicines across national borders.

The Board of Directors believes that adopting this proposal is not in the best interests of the Company and its shareholders. It believes that producing a report identifying and prioritizing legislative and regulatory public policy advocacy activities would create an unnecessary expense and would not be a productive use of the Company's funds.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 7—SHAREHOLDER PROPOSAL REGARDING PHARMACEUTICAL PRICE RESTRAINTS

The Sisters of Charity of Saint Elizabeth, P.O. Box 476, Convent Station, New Jersey 07961-0476, which represents that it owns 500 shares of Pfizer common stock, and certain co-filers, have submitted the following proposal for consideration at the Annual Meeting:

WHEREAS:

The cost of brand name drugs, some of them our Company's, have skyrocketed in this country in recent years;

The Government's General Accountability Office (GAO) found that between 2000-2008, 416 brand-name drugs had "extraordinary price increases"; most of these increases ranged from 100% to 499%;

Medco's 2010 Drug Trend Report found that, while generic drug prices increased 0.3%, "inflation in branded drugs accelerated to an all-time high of 9.2%" and that the prices of specialty drugs increased 14.7%;

The Office of Actuary, Centers for Medicare and Medicaid Services projects that prescription drug expenditures will increase in 2018 92.7% from 2008 expenditures, exceeding all major categories of national health expenditures. It states: "Prescription drug spending is expected to be the fast growing component of Medicare over the projection period";

AARP's Public Policy Institute reported that the price of brand name prescriptions most widely used by Medicare beneficiaries increased by 9.7% in the 12 months ending with March 2010 and was much higher than the rate of increase observed during any of the prior eight years (2002-2009). While inflation rose 0.3% during his period, price increases for such drugs ranged from 5.3-9.3%;

AARP has also stated that the positive goals of the new health care reform law "could be eroded over the years if escalating drug prices are not addressed";

While passage of health reform legislation was a major achievement, there are ongoing concerns as to its long-term affordability and accountability for controlling costs. Failure to control costs could undermine the goals of health care reform, i.e. accessible and affordable health care for all;

This resolution's sponsors are not satisfied that the Company has made a clear case offering fiscal and moral justification for such exorbitant price increases. Neither has it given sufficient assurances that the present pattern of increases that far exceed the Consumer Price Index will not continue.

RESOLVED: Shareholders request that the Board of Directors create and implement a policy of price restraint on branded pharmaceuticals, utilizing a combination of approaches to keep drug prices at reasonable levels, such as an increase that would not exceed the previous year's Consumer Price Index, and report to shareholders by September 2011 on changes in policies and pricing procedures for pharmaceutical products (withholding any competitive information, and at reasonable cost).

YOUR COMPANY'S RESPONSE:

At Pfizer, we strive to positively impact the health of people around the world. Key to this commitment is expanding access to health care while preserving the incentive for innovation so that we maintain the potential to develop and discover new treatments and cures.

Pharmaceutical innovation is a long, high-risk and expensive enterprise. Bringing a new drug to patients generally takes more than a decade of uncertain research and development efforts and can cost, on average, in excess of $1 billion. In exchange for taking on this high-risk investment, pharmaceutical innovators are granted a limited period of market exclusivity after a new drug approval. During this period, it is essential that innovators are able to price drugs based on the value they bring to patients. It is also essential that they are able to freely change those prices to reflect new medical information, changes in cost, and emerging competition from therapeutic alternatives. This pricing freedom during the limited exclusivity period provides the right incentive to attract shareholder investment in innovation and ensures that this investment is directed towards the areas with the highest unmet medical needs.

Pfizer supports the broadest access possible to medicines and believes that having a limited income should not limit access to prescription drugs. To this end, we have established Pfizer Helpful Answers®, a family of assistance programs for the uninsured and underinsured who need help getting Pfizer medicines. These programs provide Pfizer medicines for free or at reduced cost to patients who qualify and, in some cases, offer reimbursement support services for people with insurance.

In addition, Pfizer has been a strong and early supporter of U.S. healthcare reform and its provisions aimed at improved patient access to medicines while preserving the incentive to innovate, including: (1) pharmaceutical industry reduction of the cost of medication in the Medicare "coverage gap," also known as the "doughnut hole", (2) strengthening Medicaid by paying higher Medicaid rebates and by new excise taxes to help fund insurance coverage expansion, and (3) an abbreviated pathway for follow-on biologic medications that increases competition and improves access while maintaining incentives for research. Pfizer also actively supported the Medicare Prescription Drug benefit that became law in 2003.

The proponent cites reports about the rising price of pharmaceuticals. However, reports such as the AARP's Public Policy Institute Report examine only brand prices and therefore do not take into account that approximately 70% of all prescriptions are filled with a generic product. In addition, retail prices typically do not reflect rebates enjoyed by the insured population, including Medicare part D beneficiaries.

The Board of Directors believe that the proposed resolution is not in the best interest of patients, innovation, our Company or our shareholders. The advancement of wellness, prevention, treatments and cures is an important priority for Pfizer. We work to expand access to new and better medications in many ways, while also meeting our obligations to our stakeholders to sustain a business environment for innovation – one that has the potential to foster development of new treatments and cures for many of the world's most challenging diseases.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 8—SHAREHOLDER PROPOSAL REGARDING ACTION BY WRITTEN CONSENT

Mr. William Steiner, 12 Abbottsford Gate, Piermont, New York 10968, who represents that he owns 10,700 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent research firm downgraded our company to "D" with "High Concern" for executive pay – $14 million for our CEO Jeffrey Kindler.

Jeffrey Kindler's base salary continued its annual ascent – up to $1.8 million in fiscal 2010, over the IRC tax deductibility limit. Other elements of his pay package were due to rise as well: annual incentive target to $2.7 million and long-term incentive award from $8.3 million to $12 million. Our company based these increases partly on "personal performance," a potentially subjective evaluation without pre-defined goals disclosed to shareholders.

Additionally, long-term incentives include an STI Shift Award that is based on annual results, restricted stock units that vest after only three years, and performance share awards earnable even if Pfizer's total shareholder return over a three-year period is at the 25th percentile among its peers. There were also high levels of pension earnings, discretionary special merger and acquisition activity awards, and personal use of corporate jets.

Our company's board composition suggested entrenchment and executive pay was not sufficiently linked to company performance. Eight Pfizer directors had tenures between 10 and 23 years and three of these long-tenured directors are more than 70 years old. These same directors represented majorities and/or chairmanships on all of our board's standing committees.

Our Lead Director, Constance Horner, had a 17-years long tenure which represented an independence concern. William Gray was designated a "Flagged [Problem] Director" because of his service on the Visteon board, which filed for bankruptcy.

We had no shareholder right to an independent chairman (42% shareholder support at our 2008 annual meeting), cumulative voting, to act by written consent or to call a special meeting by 10% of shareholders (51% shareholder support at our 2009 annual meeting). Our board attempted to exclude two established shareholder proposals from our 2008 ballot:

1) Cumulative Voting
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/pfizer030708-14a8.pdf

2) Shareholder Right to Call a Special Meeting
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/pfizer012908-14a8.pdf

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 8.

YOUR COMPANY'S RESPONSE:

The Board of Directors does not believe this proposal is in the best interests of all of our shareholders. The Board is acutely aware of the value of shareholder engagement. It is for that reason that the Company has afforded shareholders numerous ways to contact members of the Board and share thoughts, opinions and concerns about the Company. More importantly, the Board believes that important matters should be the subject of the annual meeting of shareholders or a special meeting of shareholders, each of which would provide the best opportunity for discussion and interaction among the Company's stakeholders so that all points of view may be considered prior to a vote. Special meetings of shareholders, which can be called by either the Board or shareholders under certain conditions, help ensure that significant corporate actions are taken when there is a clear consensus that such action is prudent and in the best interests of shareholders. This approach also helps ensure that the Company governs its affairs in the most efficient and cost-effective manner consistent with legal, regulatory and internal requirements.

At last year's annual meeting, a Company-sponsored resolution to reduce the percentage of shares required for shareholders to call a special meeting passed overwhelmingly. That vote demonstrates that shareholders consider the ability to call a special meeting an important part of shareholder empowerment, which could be jeopardized by this proposal. The proposal would allow critical actions to be approved without the benefit of a meeting and potentially without proper notice to all shareholders and the Company. If adopted, we believe this proposal could effectively disenfranchise many smaller shareholders on potentially critical matters that should be presented at an appropriately called annual or special meeting.

This proposal should also be evaluated in the context of the Company's overall corporate governance. Pfizer is a leader in providing opportunities for active engagement with shareholders. More importantly, the Board has not merely listened to shareholders; it has acted on their suggestions and implemented a number of their recommendations. Actions such as the elimination of the poison pill provision, super-majority vote requirements and the classified board, as well as more recently embracing majority voting for Directors, allowing shareholders to call special meetings and instituting a "say-on-pay" vote on executive compensation, demonstrate the Company's ongoing commitment to the principles of good governance. These and other recent actions negate the proposal's inference that it be considered in the context of the need for "improvement" in the Company's corporate governance status. The Company takes pride in its responsiveness to shareholders and its status as a leader in good governance. We believe in maintaining policies and practices that serve the interests of all shareholders.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 9—SHAREHOLDER PROPOSAL REGARDING SPECIAL SHAREHOLDER MEETINGS

Mr. Ray T. Chevedden, 5965 S. Citrus Avenue, Los Angeles, California 90043, who represents that he owns no less than 200 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint, Safeway, Motorola and R. R. Donnelley.

Our board even prevented us from voting on this well-established proposal topic at our 2008 annual meeting: Reference: *Pfizer Inc.* (January 29, 2008) no action request at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/pfizer012908-14a8.pdf

This proposal topic then won more than 51%-support at our 2009 annual meeting.

Our company then engineered to prevent us from voting on a 2010 shareholder proposal to enable 10% of shareholders to call a special meeting. Instead our company gave us the unnecessary "opportunity" to vote on a company proposal to allow 20% of shareholders to call a special meeting. Absolutely no shareholder vote was needed to adopt any proposal to allow 20% of Pfizer shareholders to call a special meeting. But our management "gave" us the unnecessary opportunity to vote on a 20% proposal in order to prevent us from voting on a 10% proposal.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

William Gray was marked a "Flagged (Problem) Director" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, because of his Visteon Corporation directorship prior to its bankruptcy. William Gray was still allowed to chair our Nomination Committee. Michael Brown, our highest negative vote-getter, also served on our Nomination Committee.

Five directors had 13 to 23-years long-tenure. As tenure goes up director independence tends to go down. This included our Lead Director, Constance Horner, with 17-years long-tenure.

Three long-tenured directors were on our Nomination Committee and two were on our Audit Committee.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Special Shareowner Meetings – Yes on 9.

YOUR COMPANY'S RESPONSE:

In October 2008, the Board of Directors unilaterally amended Pfizer's By-laws to give the holders of 25% or more of common stock the right to call a special meeting. Based on discussions with our shareholders, the Board believed that permitting the holders of 25% of the common stock to call special meetings provided an appropriate balance between ensuring the Board's accountability to shareholders and enabling the Board and management to operate the Company in an effective manner.

At the 2009 Annual Meeting of Shareholders, a shareholder proposal requesting that our By-laws be changed to allow 10% of the shareholders the right to call special meetings received a favorable vote of 51.5% of the votes cast. The Board of Directors carefully considered the close vote on this proposal, and we engaged in extensive shareholder outreach to hear from investors on this issue. As a result of this engagement, the Board determined that the 10% threshold was too low, but some action was warranted as a result of the vote at the 2009 Annual Meeting.

On December 14, 2009, the Board of Directors approved a resolution asking shareholders to approve an amendment to our By-laws to allow 20% of outstanding shares to call special meetings. At the 2010 Annual Meeting of Shareholders, the amendment was overwhelmingly approved, by more than 93% of the shares present and is now embodied in Article I, Section 9 of our By-Laws.

Based on additional discussions with shareholders, the Board continues to believe that the establishment of a 20% ownership threshold for the right to call special meetings strikes a reasonable and appropriate balance between enhancing shareholder rights and protecting against the risk that a small minority of shareholders, including shareholders with special interests, could call special meetings, with the resulting expense and disruption to our business. Allowing a small minority of shareholders, including those who could borrow shares from other shareholders in order to vote on a particular issue, to call special meetings for any reason could be detrimental to long-term shareholders. Shareholder meetings are serious events that consume significant corporate time and resources. A small minority of shareholders should not be able to trigger such an event. An overwhelming majority of shareholders have demonstrated their agreement with this view. Moreover, preparing for a shareholder meeting requires the significant attention of Pfizer's Board, officers and employees, thus diverting attention away from their primary function of operating the business in the best interests of the shareholders.

Your Board of Directors unanimously recommends a vote AGAINST this Proposal.

ITEM 10—SHAREHOLDER PROPOSAL ON ANIMAL RESEARCH

People for the Ethical Treatment of Animals, 501 Front Street, Norfolk, Virginia 23510, which represents that it owns 236 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED, to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the following:

1. The number and species of all animals used in-house and at contract research laboratories; the number and species used for explicitly required tests; the number and species used in basic research and development; and the Company's plans to reduce and phase out animal testing wherever possible;

2. Procedures to ensure compliance with basic animal welfare considerations in-house and at contract research laboratories, including enrichment measures to improve living conditions for the animals used.

Supporting Statement

Product development and testing involve ethical issues relating to animal suffering. In 2008 and 2009 alone, our Company experimented on 96,808 animals in-house. This number does not include mice and rats or animals used for Pfizer experiments in contract research laboratories. Among others, 1,725 primates, 5,317 dogs, 11,344 rabbits, 61,577 hamsters, 149 horses, and 1,807 cats were used. More than 27,000 of these animals were used in painful experiments; nearly half were given no pain relief whatsoever.[1]

Animals used in laboratory experiments experience pain, fear and stress. They spend their lives in unnatural settings – caged and deprived of companionship – and subjected to painful experiments. This is the reality for animals in laboratories. What should not be the norm is the outright torture of defenseless animals.

A recent undercover investigation of a Pfizer contract research organization, Professional Laboratory and Research Services, Inc., shows that Pfizer has hired a laboratory where animals suffered above and beyond the commissioned tests even though our Company's animal welfare policy specifically states that "we perform welfare audits of third party facilities."[2] Documentation and video footage[3] from this investigation showed:

- Sick and injured animals regularly denied veterinary care;
- An inadequately anesthetized dog struggling while an untrained worker extracts his tooth with pliers;
- Cats slammed into cages;
- Cats and dogs sprayed with pressure hoses;
- Technicians screaming obscenities at animals while dragging, throwing, and kicking them;
- One worker repeatedly tried to rip out a cat's nails;
- Filth and deafening noise.

Our company has the ability and the obligation to ensure that no animal suffers from lack of veterinary care, poor housing, or outright mistreatment. Further, our Company has an ethical and fiscal obligation to ensure that a minimum number of animals are used and that the best science possible is employed in the development of products. Given the fact that 92% of drugs deemed safe and effective when tested in animals fail when tested in humans and that, of the remaining 8%, half are later relabeled or withdrawn due to unanticipated, severe adverse effects, there is a clear scientific imperative for improving how our Company's products are tested.[4]

We urge shareholders to vote in favor of this socially and ethically important public policy proposal.

YOUR COMPANY'S RESPONSE

We appreciate our shareholders' concerns regarding the care and welfare of research animals and the importance of utilizing alternatives to animal testing wherever such methods are available and scientifically valid. However, since Pfizer already has a well-established policy and practice regarding the care and use of animals in research, and we work to utilize alternatives to animals where possible, we believe the actions required by this proposal are not necessary.

Pfizer is dedicated to helping people and animals live longer, healthier lives through the discovery and development of breakthrough medicines and therapies. We believe that animal-based biomedical research in the pharmaceutical industry remains a vital component of discovery, evaluation and regulatory processes, which lead to the development of products that save or improve human and animal lives throughout the world.

Pfizer's Animal Care and Use policy reflects our commitment to the humane treatment of animals used in research. Our Company has long recognized that ensuring the health and well-being of our research animals is not only an ethical imperative but also fundamental to good scientific outcomes in the discovery and development of safe and effective new medicines.

Furthermore, Pfizer is committed to the principles embodied by the "3 Rs" of animal research: seeking alternatives that "Reduce, Replace or Refine" our work with animals wherever such alternatives are available and appropriate. This commitment extends to all work conducted on our behalf, both internally and externally. We have invested in alternative technologies, and *in vitro* testing (laboratory tests that do not involve testing in animals or people) is now the dominant mode of pre-clinical testing employed by Pfizer. Some examples of our efforts in seeking alternatives are:

- Pfizer met with representatives from the Food and Drug Administration's Center for Drug Evaluation & Research, the Center for Biologics Evaluation & Research, the Center for Food Safety & Applied Nutrition, the Center for Devices & Radiological

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1 http://www.aphis.usda.gov/animal welfare/efoia/7023.shtml

2 *http://www.pfizer.com/research/research_*clinical_ trials/laboratory_animal_care.jsp

3 *http://origin.*www.peta.org/tv/videos/animal-experimentationl/599609536001.aspx

4 FDA Commissioner: http://www.fda.gov/NewsEvents/Speeches/ucm053539.htm Recent advances biology can do much to reduce and replace the use of animals in experiments.

Health, and the National Center for Toxicological Research to discuss the use of alternatives to animal testing.

- Pfizer has been involved in the Environmental Protection Agency's ToxCast program and has served as a core member of the Innovative Medicine Initiative's eTox project. Both programs are designed to develop better predictive models.

Consistent with the 3 Rs, and to further assure that we maintain the highest possible standards of laboratory animal care and use, we have adopted the following guidelines:

- Our standards of animal care and welfare meet or exceed those required by applicable local, national, and international laws and regulations.
- When animal experimentation is necessary, great care is taken to choose the most appropriate animal species for the research and to optimize the study design to ensure that the results will be as meaningful as possible.
- All studies are carefully designed to gain the maximum information from the fewest number of animals possible.
- Each proposed use of animals is reviewed and approved by a panel of experts prior to performing any experiments to ensure that the use of the animals is consistent with sound scientific practices and ethical considerations.
- Our veterinarians and scientists evaluate every proposed animal procedure with an emphasis on eliminating or minimizing any potential for pain or distress which may be experienced by the animals. In cases where animals must undergo research procedures involving accompanying pain, appropriate anesthetic or analgesic drugs are given to relieve the pain or distress as appropriate in accordance with the research protocol.
- We regularly monitor our animals for signs of ill health or distress and take prompt action wherever appropriate. We make veterinary care available to our animals at all times.
- We train all Pfizer colleagues involved in the care, welfare and use of animals to ensure that they are competent in the care of the animals and in the procedures required to complete the proposed work, that they are aware of the ethical issues involved in the use of animals, and that they demonstrate respect and humane treatment towards the animals in their care.
- We contractually require our contract research organizations (CROs), collaborators and vendors to maintain standards for animal research that are at least equivalent to Pfizer's high standards. Parties conducting animal-based research for Pfizer at their facilities are required to adhere to Pfizer's Animal Care and Use policy and to comply with applicable laws and regulations. We perform welfare audits of third party facilities in accordance with our quality assurance policies.

Information related to our Company's standards in animal research is published on our Company's website at www.pfizer.com. In addition, the online version of our Company's Annual Review includes a statement of our commitment to the highest standards of humane treatment of animals used in research, the high level of care we provide to research animals, and our commitment to implement scientifically appropriate and validated alternative methods whenever possible. Furthermore, we report numbers and species of animals used by our Company in research in accordance with the USDA's specific annual reporting requirements.

As stated above, we hold our CROs that are involved with animal research to the same standards that Pfizer requires for its own research. We have processes in place, including an audit program, to assess each CRO, both before engagement and during an engagement, to ensure that the CRO complies with our standards of humane treatment of animals. When we learn of actual or alleged activities at a CRO that may have fallen below our standards, we either discontinue working with the CRO or work with the organization to change its practices in order to improve animal welfare conditions to meet our standards.

In addition, despite the concerns raised in the proposal about the value of animal testing in ensuring human safety in research and product use, the majority of the testing we do in animals is mandated by laws in the United States and other countries in which we market our products. In addition, we believe that we are subject to ethical obligations to ensure that our new products are safe and effective before they reach patients. Based on the current state of scientific knowledge and progress, animal testing remains an important component of this assurance process.

In summary, we believe that Pfizer's commitment to animal welfare and the use of appropriate alternatives is very strong, as evidenced by our corporate policy and the many programs we support internally and externally related to the humane care and use of research animals and the discovery and implementation of valid alternatives. We believe the activities requested by this proposal would not add any greater transparency to our existing Animal Care and Use policy or to our practices regarding minimizing animal use. In addition, the disclosure of details such as numbers of animals, species and purpose of use, as requested by this proposal, are unlikely to be meaningful to shareholders as they may be taken out of context and will fluctuate depending on current research activity and the size of our Company. Based on all of the reasons stated above, we believe that requiring the activities requested by this proposal would not serve any useful purpose to the Company.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

COMPENSATION COMMITTEE REPORT

COMPENSATION DISCUSSION AND ANALYSIS

REWARDING PERFORMANCE

2011 COMPENSATION ACTIONS

POST-EMPLOYMENT COMPENSATION

EMPLOYMENT AND RETIREMENT BENEFITS

PERQUISITES

OTHER COMPENSATION POLICIES

ROLE OF COMPENSATION CONSULTANT

COMPENSATION TABLES

FINANCIAL MEASURES

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis section of the Company's 2011 Proxy Statement. Based on our review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Pfizer's 2011 Proxy Statement.

Mr. Robert N. Burt

Mr. W. Don Cornwell

Dr. Frances D. Fergusson

Ms. Suzanne Nora Johnson

Mr. James M. Kilts, Chair[1]

[1] Mr. Kilts has been Chair of the Committee since December 13, 2010. Mr. George A. Lorch served as Chair of the Committee from April 2010 until his appointment as Non-Executive Chairman of the Board on December 13, 2010.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis, or "CD&A," describes Pfizer's executive compensation program for 2010 and certain elements of the 2011 program. We use this program to attract, motivate, and retain the colleagues who lead our business. In particular, this CD&A explains how the Compensation Committee (the "Committee") of the Board of Directors (the "Board") made compensation decisions for 2010 for our executives, including our continuing Named Executive Officers and our former Chairman and Chief Executive Officer. The continuing Named Executive Officers are Ian C. Read, our President and Chief Executive Officer ("CEO"); Frank A. D'Amelio, our Executive Vice President, Business Operations and Chief Financial Officer ("CFO"); and our three other most highly compensated executive officers: Dr. Mikael Dolsten, President, Worldwide Research and Development; Dr. Freda C. Lewis-Hall, Executive Vice President and Chief Medical Officer; and Geno Germano, President and General Manager, Specialty Care and Oncology. Jeffrey B. Kindler served as Chairman and Chief Executive Officer until December 5, 2010.

PHILOSOPHY, GOALS AND PRINCIPLES OF OUR EXECUTIVE COMPENSATION PROGRAM

The Committee believes that Pfizer's executive compensation program implements and achieves the goals of our executive compensation philosophy. Pfizer's executive compensation philosophy, which is set by the Committee, is to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. A significant portion of the total compensation opportunity for each of our executives (including the Named Executive Officers) is directly related to Pfizer's stock price performance and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of our pharmaceutical peer group described below.

We seek to implement our philosophy and achieve the goals of our program by following three key principles:

- positioning total direct compensation and each compensation element at approximately the median of our peer companies, with emphasis on pharmaceutical companies with large market capitalization;
- aligning annual short-term incentive awards with annual operating financial objectives; and
- rewarding absolute and relative performance in total shareholder return through long-term equity incentive awards.

Further details concerning how we implement our philosophy and goals, and how we apply the above principles to our compensation program, are provided throughout the remainder of this CD&A. In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to assure that performance is appropriately rewarded.

RECENT COMMITTEE ACTIONS

We took a number of actions during 2010 and early 2011 to make our executive compensation program more reflective of our performance and make it more responsive to shareholder interests. These actions included the following:

- At our 2010 Annual Meeting, we gave our shareholders the opportunity to cast an advisory vote on our executive compensation policies and procedures. More than 96% of the votes cast supported these policies and procedures. In view of the level of support for our executive compensation policies and procedures, as reflected in the voting results, we did not make any changes to our executive compensation program in response to the vote. However, as part of our shareholder outreach activities (discussed below), we discussed the voting results and certain aspects of our executive compensation program with certain shareholders, including shareholders who cast votes against our policies and procedures.
- The Committee implemented an annual review and assessment of potential risks arising from the Company's compensation programs (including the executive compensation program) and policies.
- The Committee also assessed our short- and long-term incentive plan design and actual and target compensation levels for all executives. As a result, our compensation structure remains targeted at the 50th percentile vs. our peer groups.
- As indicated in the 2010 Proxy Statement, the Committee reaffirmed its decision regarding the use of "Short-Term Incentive Shift Awards" implemented in 2008 and intended to be used only during our transformational period, and, beginning with the grants made in 2011, replaced them with seven-year "Total Shareholder Return Units."
- Effective January 1, 2011, the share ownership requirement for our CEO was increased to six times base salary.
- We made a number of changes to our benefit plans to make them more consistent with market trends while continuing to provide competitive benefits.

These and other actions relating to our compensation program are discussed in greater detail below under "Recent Compensation Committee Actions" and "Key Compensation Actions for 2010."

COMPENSATION BEST PRACTICES

Pfizer continues to implement and maintain best practices in its compensation program and related areas. These practices include the following:

- We prohibit our executives and Directors from hedging, or engaging in any derivatives trading with respect to, Company shares (see "Derivatives Trading" below).

- We do not provide tax "gross-ups" for perquisites provided to our executive officers, other than in the case of certain relocation expenses, consistent with Pfizer's relocation policy (see "Perquisites" below).
- We require our executive officers to meet stock ownership requirements, and we prohibit them from selling any shares (except to meet tax withholding obligations) if doing so would cause them to fall below required levels (see "Stock Ownership" below). We also have stock ownership requirements for our Directors, as discussed elsewhere in this Proxy Statement.
- Our equity incentive plan prohibits the repricing or exchange of equity awards without shareholder approval.
- Our annual equity awards provide for minimum three-year vesting, except in limited circumstances involving termination of employment, and we no longer grant stock options to executive officers.
- None of our executive officers has an employment agreement with the Company.
- To the extent permitted by law, we can recover cash- or equity-based compensation paid to executives where the compensation is based upon the achievement of specified financial results that are the subject of a subsequent restatement (see "Compensation Recovery" below).
- Our executive compensation program includes a number of controls that mitigate risk, including executive stock ownership requirements and, under certain circumstances, our ability to recover compensation paid to executives, each as mentioned above.
- The Committee has engaged an independent compensation consultant that has no other ties to the Company or its management and that meets stringent selection criteria (see "Role of Compensation Consultant" below).
- We maintain a robust investor outreach program that enables us to obtain ongoing feedback concerning our compensation program, as well as how we disclose that program. In 2010, as has been the case for many years, we not only listened to our investors' views; we actively sought out those views and welcomed and implemented a number of their suggestions.

APPLYING OUR COMPENSATION PHILOSOPHY, GOALS AND PRINCIPLES

We apply our compensation philosophy, goals and principles as follows:

- Both individual compensation elements and total direct compensation are structured to be closely aligned with the median compensation of similarly-sized U.S.-based pharmaceutical companies. Our salary midpoints and target annual short- and long-term incentives continue to approximate competitive medians.
- Our annual incentive program (the "Global Performance Plan" or "GPP") utilizes a pool that is funded based on Pfizer's performance on three financial metrics: Total Revenue (Revenue), Adjusted Diluted Earnings per Share (EPS), and Cash Flow from Operations (Cash Flow). The pool funding percentage ranges from 0% to 200% of target award levels; performance must exceed a threshold level of performance or the pool is not funded (the threshold levels are shown in the "Financial Objective" chart under "Evaluating Performance—Results on Common Objectives—Financial Results" below). Earned individual payouts also range from 0% to 200% of target and reflect allocations from the available earned pool based on corporate, business unit, and individual performance, as discussed later in further detail.
- Awards under our Executive Long-Term Incentive Program are aligned with the interests of our shareholders because they deliver value based on relative and absolute shareholder return, encourage stock ownership and promote retention of key talent.
- Our executive compensation structure is designed to deliver a significant portion of total direct compensation – more than 50% for our Named Executive Officers, or "NEOs" — in the form of long-term incentive awards.

The following chart summarizes recent significant actions taken by the Committee under the program:

RECENT COMPENSATION COMMITTEE ACTIONS

ACTION	PRIOR PRACTICE	REASON FOR ACTION
• Approved providing shareholders with a biennial advisory vote on executive compensation policies and procedures	• Executive compensation policies and procedures were not subject to an advisory shareholder vote	• In response to the passage of a shareholder proposal at the 2009 Annual Meeting, to reflect evolving practices, and to facilitate shareholder outreach activities and provide an additional means of receiving shareholder input
• Implemented an annual review and assessment of potential risks to the company from its compensation program and policies, including incentive, sales incentive and commission plans	• Thorough reviews of potential risks associated with compensation program and policies	• To insure that our compensation program for all colleagues, including senior management, does not encourage excessive risk taking and includes a number of controls to mitigate risk, including executive stock ownership guidelines and clawback provisions for both cash and equity awards
• Conducted an assessment of • Pfizer's short- and long-term incentive plan design and • Actual and target compensation levels for all executives, including the Executive Leadership Team (the "ELT" – those executives reporting directly to the CEO)	• Compensation structure remains targeted to the 50th percentile vs. our Pharmaceutical Peer Group and General Industry Comparator Group after having been aligned with 75th percentile target pay	• To insure that our short- and long-term incentive plans continue to be aligned with shareholder interests; to offer flexibility to appropriately motivate and reward performance; and to remain consistent with current market practices • To insure that our actual and target pay levels continue to be aligned for internal equity comparison purposes and with market-based pay (targeted at the 50th percentile) vs. our Pharmaceutical Peer Group and General Industry Comparator Group
• Revised the Executive Long-Term Incentive (ELTI) program to replace Short-Term Incentive Shift (STI Shift) Awards with 7-Year Total Shareholder Return Units (7-Year TSRUs) (See "2011 Long-Term Equity Incentive Awards" below)	• 25% of the annual grant value was denominated as an STI Shift Award payable for ELT members 50% in cash and 50% in RSUs based on one-year performance	• Consistent with the intent upon adoption in 2008 to grant STI Shift Awards for only a 2-3 year transformational period. The 7-Year TSRUs provide alignment with shareholders over a seven-year performance period since they provide value based on the change in stock price plus dividend equivalents over the performance period
• Continued active involvement in the development of compensation arrangements for ELT members	• Committee reviewed and approved all compensation arrangements for the ELT	• To insure that compensation arrangements are competitive and facilitate Pfizer's ability to recruit, motivate and retain top talent and to insure a consistent market-based approach to compensation

ACTION	PRIOR PRACTICE	REASON FOR ACTION
• Approved changes in the composition of the Pharmaceutical Peer Group and General Industry Comparator Group used to measure performance and benchmark compensation • Due to the elimination of Schering-Plough and Wyeth as a result of their acquisitions, we added Novartis, Roche and Sanofi-Aventis to the Pharmaceutical Peer Group effective for 2010 performance share awards • Reduced the General Industry Comparator Group to 23 companies to reflect mergers, differences in pay models, unavailability of compensation data and other factors	• Pharmaceutical Peer Group consisted of ten comparator companies, eight of which were U.S.-based • General Industry Comparator Group consisted of 46 *Fortune* 100 companies	• To ensure that our Pharmaceutical Peer Group more closely aligns with the companies with which we compete, including for talent • To ensure that our General Industry Comparator Group is more reflective of the companies most similar to Pfizer and use similar pay models
• Amended the Performance Matrix for determining performance share payouts for outstanding grants in light of the elimination of two peer group companies (due to industry consolidation) and established a tiered matrix for grants made in 2010 and beyond	• Ranked the 11 companies in the peer group (which included Pfizer) from high to low based on performance as measured by relative total shareholder return over a three-year period	• In view of the impact recent industry consolidation has had on the relative performance measurement, the Committee modified the Performance Matrix, consistent with the original design, for outstanding awards and adopted a tiered matrix for new grants (see "2010 Performance Share Awards" below)
• Approved changes to our benefit plans		
• Effective January 1, 2011, participation in the Pfizer Consolidated Pension Plan (PCPP) is closed to new employees; retirement benefits for employees hired on or after January 1, 2011 will be provided solely under the Pfizer Savings Plan (PSP)	• Participation in the PCPP was open to all eligible employees	• These changes are consistent with market trends and move Pfizer's benefits closer to market median when compared to our Pharmaceutical Peer Group; they also better reflect current and projected career patterns and eliminate the market risks inherent with maintaining a defined benefit pension plan for new employees
• Effective for employees hired on or after January 1, 2011, an additional annual company contribution will be made to the PSP using a sliding scale, ranging from 5% to 9% of eligible pay, based on age and service (in lieu of providing benefits under the PCPP)	• As participation in the PCPP was open to all eligible employees, additional annual company contribution to the PSP was not made	• In addition to the above, provides a competitive retirement program in lieu of participation in the PCPP
• Effective January 2012, the formulas under the legacy Warner-Lambert, Pharmacia and Wyeth pension and savings plans will be harmonized to the Pfizer Retirement Annuity Plan (PRAP) formula in the PCPP and PSP formula for current participants	• Although consolidated in the PCPP, pension formulas under legacy pension plans remain unchanged since the completion of the acquisitions of Warner-Lambert (in 2000), Pharmacia (in 2003) and Wyeth (in 2009). Although consolidated in the PSP, the Wyeth matching formula remains unchanged since the Wyeth acquisition	• Harmonizes various benefit formulas and features on a prospective basis while significantly reducing the complexity of plan administration and administrative costs

KEY COMPENSATION ACTIONS FOR 2010

The following highlights the Committee's key compensation decisions for 2010, as reported in the 2010 Summary Compensation Table. These decisions were made with the advice of the Committee's independent consultant, Frederic W. Cook & Co. (see "Role of Compensation Consultant" below), and are discussed in greater detail elsewhere in this CD&A. All discussion of Mr. Kindler's compensation, including compensation relating to his retirement, is set forth below in the section entitled "Compensation Actions Relating to the Former Chairman and Chief Executive Officer."

- In February 2010, the Committee lifted the salary freeze imposed in 2009. 2010 salary increases for Messrs. Read, D'Amelio and Germano became effective April 1, 2010 (see "Rewarding Performance – Cash Compensation – 2010 Salary"). The increases were based on their individual performance, tenure in position and existing salary levels in relation to comparable peer company positions. Salaries for Drs. Dolsten and Lewis-Hall were set as part of their original employment offers (Dr. Dolsten on the closing of the Wyeth merger in October 2009 and Dr. Lewis-Hall in May 2009).
- Annual incentives for 2010 were determined in February 2011. The 2010 awards for the continuing Named Executive Officers were paid at an average of 125% of target as compared to 133% for all Named Executive Officers in 2009. There were no changes in 2010 annual incentive target award amounts for the continuing Named Executive Officers, because these amounts represent a percentage of each executive's salary grade midpoint, and the midpoints were unchanged for 2010. The awards were based on the Company's strong 2010 operating performance, which exceeded the goals set by the Committee for Total Revenue, Adjusted Diluted Earnings per Share, and Cash Flow from Operations (see "Financial Measures").

CEO COMPENSATION FOR 2011

In connection with the election of Mr. Read as President and CEO in December 2010, the Committee adjusted his salary grade and made a number of adjustments to his compensation, effective January 1, 2011. These adjustments were based upon the Committee's review and consideration of competitive market data, as well as the advice of the Committee's independent consultant, and were as follows:

- His annual base salary was set at $1.7 million, up from $1.2 million.
- To reflect the change in his position to CEO and the related change in salary grade and compensation targets, Mr. Read's 2011 annual incentive target award increased from 100% of salary grade midpoint, or $1.2 million, to 150% of salary grade midpoint, or $2.6 million.
- To reflect the change in his position to CEO and the related change in salary grade and compensation targets, Mr. Read's 2011 long-term incentive target award value is $10.0 million, up from $3.4 million in 2010.

These changes are intended to more appropriately align Mr. Read's compensation with that of peer company CEOs. Additional information regarding Mr. Read's compensation appears elsewhere in this Proxy Statement.

CFO COMPENSATION FOR 2011

In connection with the assumption of increased responsibilities for Global Supply, the Committee adjusted Mr. D'Amelio's salary grade and made a number of adjustments to his compensation, effective January 1, 2011.

- His annual base salary increased from $1.1 million to $1.2 million.
- To reflect the change in his salary grade and the related change in compensation targets, Mr. D'Amelio's 2011 annual incentive target award increased to 100% of the salary grade midpoint, or $1.125 million, from 90% of the salary grade midpoint, or $879,120.
- To reflect the change in salary grade and the related change in compensation targets, his 2011 long-term incentive target award value increased to $3.6 million from $3.2 million.

These adjustments were also based upon the Committee's review and consideration of competitive market data and internal pay relationships, as well as the advice of the Committee's independent consultant.

COMPENSATION ACTIONS RELATING TO THE FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER

2010 Annual Compensation Actions

In February 2010, as part of its annual compensation and performance assessment process, the Committee, upon review and consideration of competitive market data, and with the advice of its independent consultant, adjusted Mr. Kindler's salary grade to reflect the increased size and complexity of the organization following the completion of the Wyeth transaction, with a commensurate increase in his annual base salary from $1.6 million to $1.8 million, effective April 1, 2010. His 2010 annual incentive target award remained at 150% of his new salary grade midpoint, increasing from $2.4 million to $2.7 million. In addition, in February 2010, he received an annual long-term incentive award with a value at grant of $12.0 million, up from $8.3 million in 2009.

Separation Agreement

In December 2010, the Company entered into a Separation Agreement pursuant to which Mr. Kindler retired from the Company effective December 5, 2010 and received or will receive the following payments and benefits:

- A cash payment of $3,252,500, representing his annual incentive award for 2010 (at 120% of the target level award); this payment was made on or before March 15, 2011.
- A cash payment, on or before March 15, 2011, of $1,800,000, in full settlement of his STI Shift Award for 2010. This amount represents 120% of the portion of the Award payable in cash (50%). The remaining 50% of the Award that would have been payable in Restricted Stock Units ("RSUs") was forfeited.

- A cash severance payment of $4,510,500, equal to the sum of Mr. Kindler's annual base salary plus his target bonus for 2010. This payment will be made on or around July 1, 2011.
- Mr. Kindler's Restricted Stock Units (RSUs), Performance Share Awards (PSAs) and Total Shareholder Return Units/Stock Appreciation Rights (TSRUs/SARs), which had been granted annually, vested pro rata as if he remained in the Company's employ through February 26, 2011. The RSUs were settled in 377,586 shares of Pfizer stock in December 2010. In accordance with the terms of the grants, the PSAs will be settled in shares of Pfizer stock at the end of the respective performance periods, with a payment range of 0% to 200%, if and to the extent that the relative total shareholder return goals for the respective performance periods are attained and contingent on the Committee's approval of the payment (which will be on the same terms applicable to other executives and former executives). The TSRUs/SARs will be settled in shares of Pfizer stock with a value equal to the change in the market price of a share of Pfizer stock, plus the value of dividend equivalents accumulated over the five-year performance period, if and to the extent that this is a positive amount at the time of settlement.
- Mr. Kindler's 1,996,000 vested stock options under previous annual grants, to the extent not exercised, were forfeited. In addition, Mr. Kindler forfeited unvested performance-based stock options covering 500,000 shares granted in connection with his election in 2006 as Chairman and Chief Executive Officer.
- A retirement benefit with a present value of approximately $6.9 million, of which $5.3 million was vested at the time of his retirement. The remaining amount (approximately $1.6 million) results from the treatment of Mr. Kindler's retirement as if it were an early retirement for purposes of the Pfizer Inc non-funded Supplemental Retirement Plan (Supplemental Retirement Plan).
- Continuation of certain health and welfare coverage for 12 months at active employee rates.

All of Mr. Kindler's long-term awards (RSUs, PSAs, TSRUs, and STI Shift Awards) remain subject to recovery by the Company if, at any time within one year of settlement, he engages in activity harmful to the Company, as specified in the terms and conditions of the applicable grant. The Separation Agreement also provides for mutual releases of claims and non-disparagement obligations and for Mr. Kindler's cooperation with the Company with respect to ongoing litigation and other transition matters. In addition, the Separation Agreement contains provisions relating to non-competition, non-solicitation and confidentiality obligations.

The above arrangements and the terms of Mr. Kindler's Separation Agreement were based upon negotiation between the parties and were approved by the Committee and the Board, based upon the advice of the Committee's independent compensation consultant and outside legal counsel.

ELEMENTS OF TOTAL COMPENSATION

The elements of total compensation for our executives are as follows:

Rewarding Short-Term Performance

- Salary—The fixed amount of compensation for performing day-to-day responsibilities.
- GPP—This program provides competitively based short-term incentive opportunities for our executives to earn annual incentive awards for achieving Pfizer's short-term financial goals and other strategic objectives measured over the current year.

Rewarding Long-Term Performance

- Long-Term Incentive Awards—These annual awards are designed to build executive stock ownership, retain executives, and align their compensation with the achievement of Pfizer's long-term financial goals, creating shareholder value and achieving strategic objectives as measured over multi-year periods.

Other Elements of Total Compensation

- Retirement Benefits—Amounts accrued for Pfizer pension benefits.
- Other Compensation—Matching contributions to the Pfizer Savings Plans, perquisites and health and welfare benefits.

GENERAL OVERVIEW—COMPETITIVE POSITIONING

Creating an Executive Compensation Framework

In support of our compensation philosophy, we target the median compensation values of both a peer group of pharmaceutical companies and a general industry comparator group to determine an appropriate total value and mix of pay for our executives. The Committee reviews these peer groups on an annual basis.

Our pharmaceutical peer group for 2010 consisted of the following companies, which were selected based on their size and market capitalization and the complexity of their businesses, as well as the availability of comparative data. The Committee recognizes that while data are available on the performance of our non-U.S.-based peer companies, the compensation data are limited in terms of comparable benchmarks and other information as compared to peers based in the U.S.

2010 Pharmaceutical Peer Group

Abbott Laboratories	Johnson & Johnson
Amgen	Merck
AstraZeneca	Novartis
Bristol-Myers Squibb	Roche
Eli Lilly	Sanofi-Aventis
GlaxoSmithKline	

Our general industry comparator group for 2010 was selected based on the same criteria as described above, from other industry sectors determined by the Committee.

2010 General Industry Comparator Group

Alcoa	Honeywell
Altria Group	IBM
Boeing	Lockheed Martin
Caterpillar	PepsiCo
Chevron	Procter & Gamble
Coca-Cola	TimeWarner
Comcast	United Parcel Service
Dell	United Technologies
Dow Chemical	UnitedHealth Group
DuPont	Verizon
FedEx	Walt Disney
General Electric	

The chart below compares Pfizer's 2010 revenue, net income and market capitalization to the median revenue, net income and market capitalization for our pharmaceutical peer group and general industry comparator group.

in Billions	Pfizer	Pharmaceutical Peer Group Median	General Industry Comparator Group Median
Revenue*	$67.8	$30.8	$49.5
Reported Net Income*	$8.3	$4.6	$3.5
Market Capitalization*	$152.5	$55.4	$66.6

* Revenue and Net Income based on published earnings releases. Market Capitalization as of February 22, 2011.

Applying the Compensation Framework to Executive Positions

The Committee uses median compensation data for similar positions in both the pharmaceutical peer and general industry comparator groups, as well as an evaluation of internal equity among positions, as a guide in setting compensation targets for each executive. Each compensation target is assigned a numbered salary grade to simplify the compensation administration process and help maintain internal equity.

Salary grades are used to determine the preliminary salary recommendation, target annual incentive award opportunity, and target long-term equity incentive award value for each executive position. Each salary grade is expressed as a range, with minimum, midpoint, and maximum salary levels. Minimum and maximum salary range levels for each grade are set 25% below and above the salary range midpoint, which is intended to approximate the bottom and top quartiles for positions assigned to that grade. This framework provides a guide for the Committee's determinations. The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median, as explained below.

Setting Compensation Targets

On an annual basis, the Committee reviews the total compensation of each ELT member, including salary, target annual incentive award opportunity, target long-term incentive award value, perquisites, retirement benefits, health and welfare benefits, and potential severance. The Committee then sets each ELT member's compensation target for the current year. This generally involves establishing annual and long-term incentive award opportunities.

Regular salary adjustments, if any, typically become effective on April 1 of each year. The Committee's decisions are reviewed and ratified by the independent members of the Board.

In making these compensation decisions, the Committee uses several resources and tools, including competitive market information. In addition, the Committee reviews a "tally sheet" for each ELT member. The tally sheet assigns a dollar amount to each compensation element, including current cash compensation (salary and target annual incentive opportunity), annual long-term incentive awards, accumulated deferred compensation, outstanding equity awards, retirement, health and welfare benefits, perquisites, and potential payments upon various termination scenarios. The Committee believes that the tally sheet is useful in evaluating each ELT member's total compensation opportunities in relation to competitive market practice and performance.

For 2010, the Committee set target levels for the financial and strategic objectives relating to annual incentive award opportunities for the ELT and concluded that the relationship between the payments generated at the various levels of achievement and the degree of difficulty of the targets was significant and reasonable given the business environment and related factors. It also reviewed the target levels for the annual grant of long-term incentive awards and concluded that they were appropriate. The Committee also concluded that the targets do not encourage unnecessary or excessive risk taking.

EVALUATING PERFORMANCE

Setting Performance Objectives

The performance objectives for our Named Executive Officers reflect the goals that the Committee believes should be focused on during the year in order to achieve Pfizer's strategic plan. Progress against these objectives is monitored and reviewed with the Committee during the year. The Committee recognizes that increasing total shareholder return (defined as change in stock price plus dividends) should be emphasized; however, the Committee also acknowledges that performance against this objective may not be reflected in a single 12-month period.

Decisions about individual compensation elements and total compensation are ultimately made by the Committee, using its judgment, focusing primarily on each Named Executive Officer's performance against his or her individual financial and strategic objectives, as well as Pfizer's overall performance. The Committee also considers a variety of qualitative factors, including the business environment in which the results were achieved. Therefore, the Committee determines each Named Executive Officer's compensation based on multiple factors, including the competitive market, individual performance, internal equity and affordability.

For 2010, the performance objectives of our Named Executive Officers followed the framework below:

Common Objectives: These objectives reflect collective goals applicable to all members of the ELT (including our Named Executive Officers) and are intended to ensure continued financial strength, to generate revenue growth, to increase shareholder value and to ensure strong leadership of an engaged workforce. For 2010, the Common Objectives were:

- **Financial Objectives:**
  - Total Revenue
  - Adjusted Diluted EPS
  - Cash Flow from Operations
- **Enhancing the Product Portfolio:**
  - Actions to enhance Pfizer's product pipeline (representing the Committee's qualitative assessment of Pfizer's performance in improving its product pipeline).
- **Wyeth Transaction:**
  - Driving integration implementation
- **People Management:**
  - Improving colleague engagement, increasing diversity and reducing the inclusion gap between senior-level men and women.

Individual Strategic and Operating Division Objectives: Each of the Named Executive Officers also had individual Strategic and Operating Division/Business Unit Objectives comprised of Division/ Business Unit-specific goals to advance the strategic and operating plans of both the Division/Business Unit and Pfizer. These objectives, including specific performance targets within these objectives, are discussed below.

Results on Common Objectives:

Financial Results: The Company exceeded the target goals for 2010 set by the Committee for annual incentive purposes (Total Revenue of $68.0 billion, Adjusted Diluted EPS of $2.15 and Cash Flow from Operations of $5.5 billion) by achieving Total Revenue of $68.1 billion, Adjusted Diluted EPS of $2.27 and Cash Flow from Operations of $7.1 billion. These targets for compensation purposes were set by the Committee based on its evaluation of the budget amounts and its determination that there was a sufficient degree of stretch in the targets.

Financial Objective	2009 Results[d]	2010 Threshold	2010 Target	2010 Results
Total Revenue[a]	$45.5 Billion	$66.0 Billion	$68.0 Billion	$68.1 Billion
Adjusted Diluted EPS[b]	$1.98	$1.95	$2.15	$2.27
Cash Flow from Operations [c]	$11.2 Billion	$3.5 Billion	$5.5 Billion	$7.1 Billion

(a) Total Revenue for annual incentive purposes is based on budgeted foreign exchange rates, excludes certain non-recurring items, and for 2009 excludes post-closing Wyeth results. Therefore, 2010 and 2009 results differ from U.S. GAAP revenue of $67.8 billion and $50.0 billion, respectively. See "Financial Measures" for a reconciliation of the U.S. GAAP amount to Total Revenue for 2010 and 2009.

(b) Adjusted Diluted EPS for annual incentive purposes is based on budgeted foreign exchange rates, excludes certain non-recurring items, and for 2009 excludes post-closing Wyeth results. See "Financial Measures" for a reconciliation of the U.S. GAAP amount to the Adjusted amount for 2010 and 2009.

(c) 2010 Target and Results exclude certain tax and other discretionary timing items for compensation purposes.

(d) 2009 Results do not include any post-closing Wyeth results. See notes (a) and (b) above.

See "Financial Measures" for reconciliations of 2010 and 2009 U.S. GAAP revenues and U.S. GAAP diluted EPS to Total Revenue and Adjusted Diluted EPS for annual incentive purposes. Adjusted Diluted EPS is defined as U.S. GAAP diluted EPS excluding purchase-accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Total Revenue and Adjusted Diluted EPS for annual incentive purposes are not, and should not be viewed as, substitutes for U.S. GAAP revenues and U.S. GAAP diluted EPS, respectively.

Enhancing the Product Portfolio: During 2010, we continued to improve the product portfolio with the approval in the U.S. of Prevnar 13 infant and in the E.U. of an additional Phase III indication for Sutent. In partnership with Bristol-Myers Squibb, we initiated a rolling submission in the U.S. for Apixaban. The acquisition of FoldRx, and our agreement to acquire King Pharmaceuticals (which was completed in early 2011), complemented and enhanced our portfolios for pain treatment as well as orphan and rare diseases. In addition, we are more competitively positioned in the diabetes market with our alliance with Biocon.

Wyeth Transaction: During 2010, we continued the smooth integration of our legacy Wyeth businesses. Specific accomplishments included the achievement of our 2010 cost synergy targets; the implementation of our plant network strategy; the divestiture of certain products within regulatory timelines; and 100% of our markets "going live."

People Management: In 2010, we continued to make progress on our people management goals, including: a statistically significant improvement (as determined by an independent survey organization) in colleague engagement; increased percentages of senior-level women of 1.1 percentage points (globally) and senior-level minorities of 1.0 percentage point (U.S. only) in our workforce. We have made dramatic progress in the three years that we have utilized these measures, having increased senior-level women by 5.0 percentage points (globally) and senior-level minorities by 4.1 percentage points (U.S. only) over this period.

Results on Individual Strategic and Operating Division Objectives: The achievement of Individual Strategic and Operating Division Objectives for each continuing Named Executive Officer was as follows:

Mr. Read, President and Chief Executive Officer (these achievements relate to Mr. Read's previous role as Group President, Worldwide Biopharmaceutical Businesses (WBB))

- Achieved WBB divisional revenue of $58.9 billion (at budgeted foreign exchange rates) and exceeded targeted income before adjustments (IBA) of $36.4 billion (101% of target);
- Optimized the patent protected portfolio with the launch of Prevnar 13 in the U.S. and continued our accelerated emerging markets strategy by increasing the number of cities covered in China by approximately 20% and our China field force by approximately 16%;
- Enhanced our portfolios for pain treatment and orphan and rare diseases with the acquisition of FoldRx and our agreement to acquire King Pharmaceuticals (which was completed in early 2011);
- Improved our competitive position in the diabetes market with our alliance with Biocon;
- Gained new access to pharmacies and customers in Brazil under our agreement with Laboratorio Teuto Brasileiro;

- Made six Phase III investment decisions in 2010 as a result of our newly established portfolio review process, which is designed to insure strong probability of technical and regulatory success for programs through a qualitative assessment of business-critical assets, prioritization of the portfolio and active risk identification and mitigation planning; and
- Recognized significant cost reduction with the integration of legacy Wyeth product franchises (savings of $134 million in excess of budgeted amounts) and reduced WBB headcount by 7.24%.

Mr. D'Amelio, CFO

- Effectively led the Wyeth integration: exceeded synergy targets, ensured integration activities were implemented in 100% of markets and that the Pfizer and Wyeth combined R&D portfolio rationalization and manufacturing plant network strategy were completed;
- Generated $4.5 billion of operating cash flow through various finance and business operations initiatives;
- Effectively allocated financial resources for business development activities, including the acquisition of FoldRx and the agreement to acquire King Pharmaceuticals (which was completed in early 2011), and for partnerships, including those with Biocon in India and Teuto in Brazil, among others;
- Successfully negotiated the acquisition of King Pharmaceuticals;
- Prioritized capital to support high-priority areas of expected growth;
- Realized a 49% reduction in capital expenditures versus budget for Finance and Business Operations by focusing on cash and capital discipline; and
- Met or exceeded all elements of 2010 guidance through careful collaboration and teamwork with the Company's leadership team.

Dr. Dolsten, President, Worldwide Research and Development (WRD)

- Met WRD expense budget of $3.28 billion;
- Delivered five new molecular entity proofs of concept;
- Achieved 22 First in Human study starts;
- Advanced 32 compounds into preclinical assessment;
- Made strong progress in accessing external capabilities, innovation and assets to enhance Pfizer's R&D portfolio;
- Provided high-quality drug discovery and development sciences support for on-time completion of key late-stage clinical programs and regulatory submissions, including Tofacitinib Phase III study and Prevnar 13 Adult filings in the U.S. and Europe; and
- Completed two key initiatives in support of the R&D strategy – "Science and Technology for Next Generation Medicines" and "Breakthrough R&D." From this work, WRD launched the Centers for Therapeutic Innovation with leading academic medical centers such as University of California San Francisco, Mount Sinai Hospital, Memorial Sloan-Kettering Cancer Center, Rockefeller University Hospital and New York University.

Dr. Lewis-Hall, Chief Medical Officer

- Met divisional expense budget of $604.5 million;
- Ensured the safe, effective, and appropriate use of Pfizer products worldwide, from "first use in human" clinical trials through last approved use, using diligent pharmacovigilance, safety monitoring, and processes designed to assure full compliance with safety rules and regulatory authorities;
- Improved quality management processes for ensuring good clinical and laboratory practices across Pfizer's clinical trial sites worldwide, and responded to and put in place corrective measures to address regulatory agency concerns;
- Increased the effectiveness of systems for collection and reporting of adverse events, and migrated safety data from legacy Wyeth systems to Pfizer's systems, significantly ahead of the internal target delivery date; and
- Enhanced Pfizer's relationship with global healthcare organizations and key stakeholders and played a key role in advancing critical medical policy dialog in the interest of improved patient outcomes.

Mr. Germano, President and General Manager, Specialty Care and Oncology (these achievements are related to Mr. Germano's previous role as President and General Manager, Specialty Care)

- Achieved $15 billion in sales for the Specialty Care Business Unit, with excellent growth across all regions, and achieved 102% of the IBA target for the business unit;
- Obtained regulatory approval for Prevenar 13 in 62 countries and launched the vaccine in 56 of those countries (and Prevenar 13 was included in 27 national immunization programs);
- Achieved several key milestones in advancing the Specialty Care late-stage pipeline, including:
  - Presentation of Phase III data in rheumatoid arthritis and Phase II data in psoriasis, as well as initiation of Phase III trials for psoriasis indication for the JAK inhibitor, tofacitinib (formerly tasocitinib);
  - Submission of supplemental applications for Prevnar 13/Prevenar 13 in the U.S. and EU to expand the use of the product to adults 50 years and older for the prevention of pneumococcal disease caused by the 13 vaccine serotypes;
  - Completion of the FoldRx acquisition; and
- Transformed the Specialty Care Business Unit following the Wyeth integration, laying out the strategy and goals, attracting and retaining key leaders, and restructuring the organization.

Mr. Kindler's goals were set at the beginning of 2010; however, in view of his retirement in December 2010, his 2010 performance was not assessed. His 2010 annual incentive award and 2010 STI Shift Award were paid pursuant to the Separation Agreement between him and the Company, discussed above.

REWARDING PERFORMANCE

CASH COMPENSATION

2010 Salary

In 2010, the Committee made its compensation decisions for the ELT (including the Named Executive Officers), considering the recommendations of the CEO and based upon its evaluation (and those of the other independent members of the Board) of each individual's performance and considering salary data from the peer and comparator groups, internal pay relationships among ELT members based on relative duties and responsibilities, the individual's future advancement potential, his or her impact on Pfizer's results and for retention purposes.

The table below shows the annual salaries set by the Committee, effective April 1, 2010. Drs. Dolsten and Lewis-Hall did not receive salary increases, as Dr. Dolsten's salary became effective in October 2009 upon the closing of the Wyeth transaction and Dr. Lewis-Hall's salary was set when she joined the Company in May 2009.

2010 Salary

	Prior Salary Effective	Prior Salary ($)	2010 Salary Midpoint ($)	Salary Effective 4/1/2010 ($)	% Increase
I. Read	4/1/2009	1,166,000	1,156,000	1,210,000	3.77%
F. D'Amelio	4/1/2008	1,060,000	976,800	1,100,000	3.77%
M. Dolsten	10/16/2009	900,000	976,800	900,000	0.00%
F. Lewis-Hall	5/15/2009	800,000	809,500	800,000	0.00%
G. Germano	10/16/2009	800,000	897,900	824,000	3.00%
J. Kindler	4/1/2008	1,600,000	1,807,000	1,800,000	12.50%

2010 Performance Year Annual Incentive Awards

As indicated above, the target annual incentive award opportunity for our Named Executive Officers represents a percentage of salary midpoint based on salary grade. Target annual incentive levels are reviewed annually to ensure alignment with our compensation philosophy to target compensation at the market median and are based on an evaluation of competitive market data and internal equity among the ELT members. For 2010, target annual incentive opportunities for the continuing Named Executive Officers ranged from 70%–100% of salary midpoint, as indicated in the table below. As discussed previously, Mr. Kindler's 2010 annual incentive award (with a target of 150% of salary midpoint) was determined by the Committee and the Board at the time of his retirement and was paid at the same time as the payments were made to the continuing Named Executive Officers in March 2011.

Based on his evaluation of the performance of their respective business units and/or areas of responsibility, Mr. Read submitted 2010 annual incentive award recommendations to the Committee for each of the other ELT members (including the other continuing Named Executive Officers). The Committee, with input from the other independent members of the Board, reviewed these recommendations and considered its evaluation of each executive's performance, his/her relative contribution to the Company's overall performance and his/her response to unplanned or unforeseen events to determine the amounts awarded. The Committee reviewed Mr. Read's performance for 2010, with input from the other independent members of the Board, and determined Mr. Read's 2010 performance year annual incentive award which, along with the recommendations for the other ELT members, was ratified by the independent members of the Board.

The 2010 annual incentive award opportunities and the actual annual incentive award payouts for each of the continuing Named Executive Officers are presented in the following table:

2010 Annual Cash Incentive Awards

Name	Target Payout as a % of Salary Midpoint	Payout Range as a % of Salary Midpoint	Target Award ($)	Maximum Award ($)[1]	Actual Award ($)
I. Read	100%	0-200%	1,156,000	2,312,000	1,500,000
F. D'Amelio	90%	0-180%	879,120	1,758,240	1,175,000
M. Dolsten	90%	0-180%	879,120	1,758,240	1,000,000
F. Lewis-Hall	70%	0-140%	566,700	1,133,400	630,000
G. Germano	75%	0-150%	673,425	1,346,850	930,000

(1) Maximum award is 200% of target award.

For annual incentive awards to be deductible under Section 162(m) of the Internal Revenue Code (IRC), the total amount of any annual incentive that can be paid to an executive officer in any one year is limited to a maximum of 0.3% of Pfizer's "adjusted net income" (defined for this purpose as operating income from continuing operations, reduced by taxes and interest expense, and adjusted for any one-time gains or other non-recurring events). Since actual incentive amounts are based on Pfizer's performance and the Committee's assessment of each executive's level of achievement against his or her specified goals, an executive's annual incentive award may be more or less than target, subject to the overall adjusted net income limitation.

2010 LONG-TERM EQUITY INCENTIVE AWARDS

In February 2010, executives received long-term equity incentive awards consisting of RSUs, PSAs, TSRUs and the portion of their long-term equity value delivered as STI Shift Awards.

2010 Long-Term Instruments	Objective
RSUs with dividend equivalents*, payable in shares of common stock and only on vesting	To encourage ownership and retention while providing alignment with shareholders
PSAs with dividend equivalents*, payable on vesting in shares of common stock and only on the number of shares earned	To reward relative total shareholder return over a three-year performance period
TSRUs with dividend equivalents*, payable in shares of common stock and only on settlement	To link rewards to absolute total shareholder return over a five-year period
STI Shift Award	To promote the achievement of Pfizer's annual financial, operating and strategic objectives during our transformational period as we strengthen the link to shareholder value

* See description below for treatment of dividend equivalents.

RSUs represent a promise to deliver shares of Pfizer common stock upon the completion of three years of service from the date of grant. RSUs are not considered "performance-based compensation" for purposes of IRC Section 162(m) and, therefore, the value of these awards made to our executives who are subject to IRC Section 162(m) may not be deductible by Pfizer. To mitigate this result, upon vesting, the Named Executive Officers (excluding the CFO) are required to defer receipt of their RSUs until they are no longer subject to IRC Section 162(m). Also to comply with the provisions of Section 409A, upon termination of employment, certain executives, including the Named Executive Officers, are required to defer receipt of their RSUs until at least six months following their termination date. Dividend equivalents on RSUs are reinvested in additional stock units, and dividend equivalents on deferred RSUs are subject to the same restrictions on receipt.

PSAs, which also vest on the third anniversary of the grant date, provide the opportunity to earn shares of Pfizer common stock based on our total shareholder return (defined as the change in stock price plus dividend equivalents), measured over that three-year period relative to our pharmaceutical peer group (see "General Overview—Competitive Positioning"). Upon completion of the performance period, dividend equivalents that would have been earned over the three-year period on the shares covered by the earned award are paid in additional shares of common stock.

TSRUs, which deliver value based on total shareholder return, vest three years following the date of grant and settle on the fifth anniversary of the grant date. The value delivered equals the difference between the settlement price and the grant price (both as described below), plus dividend equivalents accumulated during the five-year term. If the difference between the two prices is negative, the accumulated dividend equivalents are reduced by the amount of the difference, to achieve the total shareholder return reward result. The grant price is the closing stock price on the date of grant (for the TSRUs granted on February 25, 2010, $17.69 per share) and the settlement price is the 20-day average of the closing prices ending on the fifth anniversary of the grant. The value is delivered in shares of common stock.

The STI Shift Award represents 25% of the long-term target incentive compensation value, and promotes the achievement of Pfizer's annual financial objectives during our transformational period while strengthening the link to shareholder value. The actual award payout for the 2010 grants was determined in early 2011 based on 2010 performance using the same methodology that was used to compute the size of the pool under the annual incentive program (see "Applying Our Compensation Philosophy, Goals and Principles"), adjusted for business unit and individual performance and limited by the total pool. Except for Mr. Germano, who was not an ELT member at the time of the grant, and who elected to receive 100% cash, the awards were distributed 50% in cash and 50% in RSUs that vest in three years. Consistent with the Committee's initial strategy to use this vehicle only during our transformational period, STI Shift Awards were discontinued after the annual grant in February 2010 and were replaced in 2011 with TSRUs that will vest after three years and settle seven years following the grant date.

2010 Equity Award Target Values

The target value of each Named Executive Officer's long-term equity incentive award is based on competitive market data and is initially targeted at the median value of such data. The targets for the 2010 grants were as follows: Mr. Read: $3.375 million; Mr. D'Amelio: $3.150 million; Dr. Dolsten: $3.150 million; Dr. Lewis-Hall: $1.800 million; Mr. Germano: $1.980 million; and Mr. Kindler: $12.0 million. All executives in the same salary grade receive the same preliminary target award value. However, the Committee may, in its discretion, adjust these target award values to reflect individual performance or for other reasons. For 2010, the Committee exercised its discretion to positively adjust these target award values for Messrs. Read and D'Amelio, and Dr. Dolsten to recognize and reward individual performance, to recognize the executive's potential to assume greater responsibility, and to ensure retention. Pursuant to the terms of the agreements under which they joined Pfizer upon the closing of the Wyeth acquisition in 2009, Dr. Dolsten and Mr. Germano received advances in the form of RSUs of a portion ($700,000 and $500,000, respectively) of their 2010 long-term award value, which would otherwise have been granted in February 2010. Past equity awards have not significantly influenced individual award values, because the Committee determined that none of the executive officers had been materially advantaged or disadvantaged by its recent grant practices to an extent that required a current adjustment.

2010 Equity Award Allocations

The long-term incentives granted in February 2010 to our Named Executive Officers were equally split (i.e., 25% each), on a grant value basis, among RSUs, PSAs, TSRUs and STI Shift Awards.

These incentives were structured to emphasize the Committee's expectation that our executive officers would focus their efforts on improving Pfizer's stock price performance, both on an absolute basis (since the value realized from the TSRUs is consistent with the total shareholder return of Pfizer's shareholders) and on a relative basis (through their PSAs, which are earned based on Pfizer's total shareholder return compared to peer companies in the pharmaceutical industry). RSUs are used for their potential retention value, and the STI Shift Awards were intended to promote the achievement of the annual financial objectives in the short term during our transformational period. The allocation of value among the four types of incentives was based on an analysis of the type and size of the equity awards granted to the executives of the companies in the peer and comparator groups and, in part, the areas on which the Committee wanted our executives to focus their attention and energies in executing our long-term business strategy. Once the target long-term equity incentive award values were set and the allocation among incentives was determined, 75% of the respective target values for the Named Executive Officers was converted into a number of units/TSRUs using the estimated grant values of the awards, with 25% allocated to the STI Shift Award.

2010 Performance Share Awards

The number of shares that may be earned under the PSA awards granted in February 2010 is based on a formula comparing Pfizer's total shareholder return, including reinvestment of dividend equivalents, over a three-year period in relation to the pharmaceutical peer group (see "General Overview—Competitive Positioning"). The award is expressed as a percentage of target as shown in the chart below. Because PSAs are intended to qualify as performance-based compensation under IRC Section 162(m), the target payout is considered the maximum percentage in the relevant payout range. However, at the end of the performance period, the Committee in its sole discretion may adjust the payout range downward to a percentage not less than the bottom of the payout range. In no event will the payout exceed the maximum payout for the respective range.

2010 Performance Share Award Payout Matrix

Tier	Ranking	Payout Range
1	1st or 2nd	166%-200%
2	3rd or 4th	133%-166%
3	5th or 6th	100%-133%
4	7th or 8th	66%-100%
5	9th or 10th	33%-66%
6	11th or 12th	0%-33%

The Committee continues to believe that total shareholder return, defined as change in stock price plus dividends, is the most appropriate measure of relative performance in relation to Pfizer's business objectives and therefore selected relative total shareholder return as the sole performance measure for the 2010 PSA cycle. In the Committee's view, our relative total shareholder return compared with the pharmaceutical peer group remains a strategic priority during this period.

Our 2008 and 2009 long-term equity incentive grants to our executive officers also included PSAs. The peer group companies for these awards included: Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Schering-Plough and Wyeth. However, with the acquisitions of Wyeth and Schering-Plough in 2009, their results would not be representative of the full performance period (for 2008 PSAs, 2008-2010 and for 2009 PSAs, 2009-2011). Consequently, the Committee eliminated Wyeth and Schering-Plough from the peer group for purposes of measuring Pfizer's relative performance for these awards, using the remaining eight pharmaceutical peer companies against which payout of the 2008 and 2009 performance share awards will be determined. The terms of the awards do not permit the addition of new peer companies, so we have not added the new companies (see "General Overview—Competitive Positioning") to the pharmaceutical peer group for purposes of outstanding grants.

The specific performance levels were set by the Committee at the points shown in the table below to ensure that the value realized under the PSAs would directly correlate to targeted performance for above median performance, lower awards for threshold performance and substantially greater awards for maximum performance. The revised matrix for the 2008 and 2009 performance share awards is shown below:

2008 and 2009 Performance Share Awards Relative Performance/Payout Matrix

Pfizer Relative Performance	Maximum Payout as a % of Target
1 (highest)	200%
2	175%
3	150%
4	100%
5	75%
6	50%
7 (threshold)	25%
8	0%
9 (lowest)	0%

The following table shows Pfizer's performance ranking, based on total shareholder return (as reported), compared to the performance of those companies and the corresponding performance share payout.

Performance Share Award Payout for the 2008-2010 Performance Award Cycle

Name[1]	Award Type	Performance Period	Relative Total Shareholder Return Ranking out of # of Peer Companies	Payout as a % of Target	Target Award at Grant (#)	Actual Award Shares[2] (#)	Target Award Value at Grant[3] ($)	Actual Award Value at $18.90 Per Share ($)
I. Read	PSA	2008-2010	7 out of 9	25%	41,703	11,971	940,403	226,252
F. D'Amelio	PSA	2008-2010	7 out of 9	25%	41,703	11,971	940,403	226,252
J. Kindler[4]	PSA	2008-2010	7 out of 9	25%	98,771	28,351	2,227,286	535,834

(1) Based on their hire dates, Drs. Dolsten and Lewis-Hall and Mr. Germano do not have any outstanding awards for the 2008-2010 performance period.

(2) These amounts include accumulated dividends on 25% of the target award for the three-year period, converted into shares at $18.90.

(3) This column represents the target award value based on the February 28, 2008 stock price of $22.55.

(4) Mr. Kindler retired in December 2010. See "Compensation Actions Relating to the Former Chairman and Chief Executive Officer."

2011 COMPENSATION ACTIONS

2011 SALARY AND ANNUAL INCENTIVE TARGETS

The Committee approved 2011 salaries and target annual incentive award levels for the continuing Named Executive Officers as follows:

2011 Salary and Annual Incentive Targets

Name	Year-End 2010 Salary ($)	January 1, 2011 Salary ($)	April 1, 2011 Salary ($)[1]	2011 Salary Midpoint ($)	2011 Target Annual Incentive (%)	2011 Target Annual Incentive[2] ($)
I. Read	1,210,000	1,700,000		1,725,000	150%	2,587,500
F. D'Amelio	1,100,000	1,200,000		1,125,000	100%	1,125,000
M. Dolsten	900,000	1,100,000		1,125,000	100%	1,125,000
F. Lewis-Hall	800,000	800,000	820,000	825,700	70%	578,000
G. Germano	824,000	875,000		1,020,000	90%	918,000

(1) Messrs. Read, D'Amelio and Germano and Dr. Dolsten received salary increases in January 2011 (rather than as part of the usual April 1 cycle) as a result of their assumption of new responsibilities in December 2010: Mr. Read as CEO; Mr. D'Amelio in light of his additional responsibility for Global Supply; Mr. Germano in light of his appointment as a member of the ELT with additional responsibility for Oncology; and Dr. Dolsten in light of his additional responsibility for portfolio management. They did not receive salary increases on April 1, 2011.

(2) 2011 target annual incentive amounts are based on a percentage of 2011 salary midpoints.

2011 ANNUAL INCENTIVE CRITERIA

For 2011, a portion of each continuing Named Executive Officer's annual incentive will be based on the financial performance of the Company and his or her business unit. Business unit financial performance will be measured by revenue and income before taxes, and Company financial performance will be measured by the following metrics:

- Total Revenue
- Adjusted Diluted EPS
- Cash Flow from Operations

The remainder of their annual incentives will be based on the Committee's assessment of their respective individual performance and the achievement of selected strategic and business unit goals.

The ELT members, including the continuing Named Executive Officers, will also be accountable for achieving these financial and strategic goals.

EQUITY AWARD GRANT PRACTICES

The Committee customarily grants equity awards to eligible employees, including the Named Executive Officers, at its meeting held in late February of each year. Equity grants to certain newly hired employees, including executive officers, are effective on the last business day of the month of hire. Special equity grants to continuing employees are effective on the last business day of the month in which the award is approved. Stock option and TSRU/SAR grants have an exercise price equal to the closing market price of Pfizer's common stock on their grant date. Our equity incentive plans prohibit the repricing or exchange of equity awards without shareholder approval.

2011 LONG-TERM EQUITY INCENTIVE AWARDS

In February 2011, the Committee granted long-term equity incentive awards to the continuing Named Executive Officers in consideration of their 2010 performance and their expected future performance. These awards included RSUs, PSAs and 5-Year and 7-Year TSRUs. The 7-Year TSRUs vest three years from the date of grant, are settled seven years from the date of grant and deliver value as described above for 5-Year TSRUs but over a seven-year performance period. The 7-Year TSRUs replace STI Shift Awards. Consistent with the Committee's initial strategy to use this vehicle only during our transformational period, STI Shift Awards were discontinued after the annual grants in 2010.

2011 Long-Term Equity Incentive Awards

Name	Performance Period (or Other Period Maturation or Payment Period)	Estimated Future Payouts Under the Performance Share Program[1] PSA Grants Threshold[2] (#)	Target[3] (#)	Maximum[2] (#)	5-Year TSRU Grant[4] (#)	7-Year TSRU Grant[5] (#)	RSU Grant[6] (#)
I. Read	1/1/11 - 12/31/13	43,674	132,345	264,690	584,112	903,559	132,345
F. D'Amelio	1/1/11 - 12/31/13	15,723	47,644	95,288	210,280	174,081	47,644
M. Dolsten	1/1/11 - 12/31/13	15,723	47,644	95,288	210,280	174,081	47,644
F. Lewis-Hall	1/1/11 - 12/31/13	8,298	25,146	50,292	110,981	91,876	25,146
G. Germano	1/1/11 - 12/31/13	12,229	37,057	74,114	163,551	135,397	37,057

(1) The actual number of shares, if any, that will be paid out at the end of the performance period cannot be determined because the shares earned by the continuing Named Executive Officers will be based upon our future performance compared to the future performance of the pharmaceutical peer group. Dividend equivalents on any shares earned will be paid in shares of common stock at the end of the performance period.

(2) Varying amounts of common stock, up to the maximum, will be earned, based on the Company's performance as compared to the performance of our pharmaceutical peers. The Committee will apply the matrix (see "2010 Performance Share Awards" elsewhere in this Proxy Statement), subject to negative discretion, to determine the payout, although in no event shall the payout exceed the maximum payout of the respective range. The payout range for threshold performance ranges from 0% to 33% of target.

(3) The target amounts vary based on the individual's salary grade at the time of grant.

(4) 5-Year TSRUs vest on the third anniversary of the grant date (February 24, 2014) and will be settled in shares on the fifth anniversary of the grant date (February 24, 2016). The value delivered at settlement, if any, will equal the difference between the settlement price (the average of the closing prices of Pfizer common stock for the 20 trading days ending February 24, 2016) and the TSRU grant price ($18.90), plus dividend equivalents accrued during the life of the TSRUs divided by the settlement price, subject to the result being positive.

(5) 7-Year TSRUs vest on the third anniversary of the grant date (February 24, 2014) and will be settled in shares on the seventh anniversary of the grant date (February 24, 2018). The value delivered at settlement, if any, will equal the difference between the settlement price (the average of the closing prices of Pfizer common stock for the 20 trading days ending February 24, 2018) and the TSRU grant price ($18.90), plus dividend equivalents accrued during the life of the TSRUs divided by the settlement price, subject to the result being positive. The amount for Mr. Read includes 420,000 Supplemental Premium-Priced 7-Year TSRUs with a grant price of $20.90, representing a 25% premium over the closing stock price on December 3, 2010, the last trading day prior to Mr. Read being elected President and CEO. Other than the grant price, all terms are identical to those of the annual grant described above.

(6) RSUs vest on the third anniversary of the grant date (February 24, 2014). Dividend equivalents are reinvested as additional RSUs during the restricted period.

NOTE: The PSA and RSU values were converted to units using the closing stock price on February 22, 2011 of $18.89. The 5-Year TSRU values were converted to TSRUs using $4.28; the 7-Year TSRU values were converted to TSRUs using $5.17; and the 7-Year Premium-Priced TSRU value was converted to TSRUs using $4.29, determined as of February 22, 2011. The TSRUs have a grant price of $18.90, the closing stock price on February 24, 2011 (the grant date); the 7-Year Premium-Priced TSRUs have a grant price of $20.90, representing a 25% premium over the closing stock price on December 3, 2010.

POST-EMPLOYMENT COMPENSATION

EXECUTIVE SEVERANCE PLAN

The Executive Severance Plan became effective in February 2009 and provides for severance benefits to ELT members in the event of involuntary termination of employment without cause. Benefits under the Executive Severance Plan consist of cash severance equal to the greater of (a) one times pay (defined as base salary plus target annual incentive) or (b) 13 weeks pay plus three weeks pay per year of service, subject to a maximum of 104 weeks' pay. In addition, eligible participants in the GPP receive a pro rata target annual incentive for the year of termination as well as certain health and welfare benefits. Severance payments and benefits under the Executive Severance Plan are described in the section headed "Estimated Benefits Upon Termination" elsewhere in this Proxy Statement.

EMPLOYMENT AND RETIREMENT BENEFITS

DEFERRED COMPENSATION

We permit our executive officers to defer receipt of their earned annual incentives and any shares earned under performance share awards. (As noted above under "Rewarding Performance – 2010 Long-Term Equity Incentive Awards," certain of our Named Executive Officers are required to defer the receipt of RSUs.) Annual incentives may be deferred into either a Pfizer stock unit fund or a cash fund earning interest at 120% of the applicable federal long-term rate (which fluctuated between 3.92% and 5.24% in 2010). The Pfizer stock unit fund is credited with reinvested dividend equivalent units. PSAs may be deferred only into Pfizer common stock units.

INSURANCE PLANS

We provide a number of health and family security benefits, such as medical insurance, dental insurance, life insurance and long-term disability insurance. These benefits are available to all U.S.- and Puerto Rico-based employees, including the continuing Named Executive Officers, and are comparable to those provided by the companies in the pharmaceutical and general industry comparator groups. These programs are designed to provide certain basic quality of life benefits and protections to Pfizer employees, including the continuing Named Executive Officers, and at the same time enhance Pfizer's attractiveness as an employer of choice. The Company's annual cost of the benefits for each continuing Named Executive Officer ranges from approximately $13,000 to $22,000.

RETIREMENT AND SAVINGS PLANS

Pfizer maintains qualified defined benefit pension plans for the benefit of all its eligible U.S.- and Puerto Rico-based employees hired prior to January 1, 2011, including the continuing Named Executive Officers. For those U.S. employees earning in excess of the IRC limit ($245,000 for 2010), including the continuing Named Executive Officers, Pfizer maintains a related supplemental benefit restoration plan. The provisions and features of the qualified defined benefit pension plans and the related supplemental benefit restoration plan apply to all participants in those plans, including the continuing Named Executive Officers. These plans are described in the narrative accompanying the "2010 Pension Benefits Table" and the "2010 Non-Qualified Deferred Compensation Table" below. Pfizer maintains savings plans that permit participants to make pre-tax, after-tax and/or Roth contributions of a portion of their eligible pay, up to certain limits. In addition, the Company maintains non-qualified savings plans that permit eligible participants to make pre-tax contributions in excess of tax law limitations on qualified plans. The Company provides matching contributions, which vary by legacy company, on employee contributions, up to certain limits. The provisions and features of the qualified savings plans and the related non-qualified supplemental savings plans apply to all participants in those plans, including the continuing Named Executive Officers (see the 2010 Summary Compensation Table).

RETIREE HEALTH CARE BENEFITS

In addition to active employee benefits, we provide post-retirement medical and dental benefits to retirees. For those employees who retired prior to January 1, 2010, medical, and/or dental benefits are provided according to each "legacy company" plan under which the eligible employees are covered. A "legacy company" is the employee's original employer, before Pfizer's acquisitions of Warner-Lambert, Pharmacia and Wyeth, as applicable.

Effective January 1, 2010, all legacy Pfizer U.S. active employees (excluding legacy Wyeth U.S. active employees but including the continuing Named Executive Officers other than Dr. Dolsten and Mr. Germano) who have at least 15 years of service after age 40 are eligible for post-retirement medical coverage. The value of the post-retirement medical coverage currently ranges from $123,000 to $275,000 over the course of retirement. Until December 31, 2011, legacy Wyeth U.S. active employees, including Dr. Dolsten and Mr. Germano, are eligible for post-retirement medical coverage under legacy Wyeth plan provisions that require employees to be at least age 55 with at least 10 years of service at retirement. Beginning January 1, 2012, legacy Wyeth U.S. active employees (including Dr. Dolsten and Mr. Germano) will be eligible to participate in Pfizer's post-retirement medical benefits, which requires at least 15 years of service after age 40.

PERQUISITES

We provide a limited number of perquisites and other personal benefits to our Named Executive Officers, including the limited personal use of company aircraft, financial counseling services and, for the CEO, the use of a company car and driver. These benefits provide increased travel efficiencies, allowing more productive use of our executives' time, which, in turn, allows greater focus on Pfizer-related activities. We do not provide tax "gross-ups" for perquisites provided to our executive officers, other than in the case of certain relocation expenses (consistent with our relocation policy for U.S.-based employees generally). Therefore, any taxes on perquisites (other than certain relocation expenses) are paid by the executives.

COMPANY AIRCRAFT

The Company's aircraft may be used in the following situations:

- ELT members are eligible to use the aircraft for business purposes.
- An ELT member may be accompanied by his/her spouse or partner. Spouse/partner travel is generally considered personal use and is subject to taxation and disclosure.
- Under our policies, approximately 20 hours of personal use per calendar year for each type of aircraft (helicopter and plane) are allowed for each ELT member.
- As a result of the recommendations contained in an independent, third-party security study, the Board requires that the CEO use Company-provided aircraft for all air travel, including personal travel, to the maximum extent practicable. The security study also recommends that the CEO's spouse and dependent children use Company-provided aircraft when they accompany the CEO, to the maximum extent practicable. Travel by the CEO's spouse or dependent children is generally considered personal use and is subject to taxation and disclosure.
- Non-employee Directors, including the Non-Executive Chairman of the Board, may use Pfizer aircraft to attend director functions and for other Pfizer business purposes. Occasionally, non-employee Directors may be accompanied by family members when traveling on Pfizer business. Travel by such family members is generally considered personal and is subject to taxation and disclosure.

The amounts disclosed in the "All Other Compensation" column in the 2010 Summary Compensation Table and in the table below were valued based on the incremental costs to the Company for the personal use of Company aircraft. Incremental costs for personal use consist of the variable costs incurred by Pfizer to operate the aircraft for such use, including fuel costs; crew expenses, including travel, hotels and meals; in-flight catering; landing, parking and handling fees; communications expenses; certain trip-related maintenance; and other trip-related variable costs, as well as the costs of any "deadhead" flights. Such costs do not include fixed or non-variable costs that would be incurred whether or not there was any personal use of the aircraft, such as crew salaries and benefits, insurance costs, aircraft purchase costs, depreciation, and scheduled maintenance.

Tax Reporting—Personal Use of Aircraft

Amounts associated with personal use of corporate aircraft are imputed as income to ELT members, including the CEO, in accordance with IRS regulations. These amounts are not grossed up for taxes and are generally lower than the incremental costs shown in the table below.

CAR AND DRIVER

The Company's policy on the use of cars and drivers is as follows:

- cars and drivers are available to all ELT members for business reasons;
- ELT members (other than the CEO, as discussed below) are required to reimburse the Company for personal use;
- for security reasons, cars and drivers are available to the CEO for personal use (including commuting); and
- spouse/partner travel is generally considered personal use, and the incremental cost of such travel must be reimbursed to the Company.

Incremental cost to the Company is calculated as a portion of the cost of the annual lease, a portion of the cost of the driver, and fuel used.

The costs of personal use of a car and driver by the CEO need not be reimbursed, and the unreimbursed incremental cost to the Company of personal use of a car and driver by Messrs. Read and Kindler in 2010 (for the period in which each was CEO) is reflected in the table below and in the "All Other Compensation" column in the 2010 Summary Compensation Table. For tax purposes, the cost of the cars and fuel is imputed as income to the CEO and is not grossed up for taxes by the Company. As a result of the recommendations contained in the independent, third-party security study referred to above, the cost of the drivers is not reportable as income to the CEO.

OTHER PERQUISITES

The Company provides a taxable allowance of up to $10,000 to our executive officers for financial counseling services, which may include tax preparation and estate planning services. We value this benefit based on the actual charges for the services.

Home security systems are available to the ELT members. The cost of any such systems is imputed as income to the recipients, as required.

The Company purchases season and other tickets to sporting, cultural and other events for use in connection with its business. On occasion, these tickets are provided to employees, including ELT members, and non-employee Directors for personal use. There is no incremental cost associated with such tickets or other items. In addition, ELT members and/or non-employee Directors may from time to time receive tickets or other items from third parties (subject to our policies on conflicts of interest). The Company does not provide or reimburse for country club memberships for any executive officers.

The following table summarizes the incremental value of perquisites for the Named Executive Officers in 2010.

2010 Incremental Cost of Perquisites Provided to Named Executive Officers

Name	Aircraft Usage ($)	Financial Counseling ($)	Car Usage ($)	Home Security ($)	Other ($)[2]	Total ($)
I. Read[1]	67,982	10,000	2,400	—	750	81,132
F. D'Amelio[1]	65,216	12,029	—	3,628	—	80,873
M. Dolsten	29,217	2,575	—	—	1,087	32,879
F. Lewis-Hall[1]	75,820	8,850	—	—	13,269	97,939
G. Germano	108	—	—	—	—	108
J. Kindler[1]	86,536	8,284	45,654	1,217	1,087	142,778

(1) There is a $10,000 annual limit on financial counseling services provided to each Named Executive Officer. Mr. D'Amelio's amount includes $2,825 of financial counseling services provided in 2009 but not paid until 2010. The amounts shown for Mr. Read and Dr. Lewis-Hall reflect such services provided in 2009 but not paid until 2010, and the amount shown for Mr. Kindler includes $2,309 for services provided in 2009 but not paid until 2010.

(2) The amount shown in this column for Dr. Lewis-Hall represents the cost of relocation benefits of $12,711 and a tax gross-up of $558, consistent with Pfizer's relocation policy for U.S.-based employees. The amounts shown for Mr. Read, Dr. Dolsten and Mr. Kindler represent certain personal benefits provided in association with business travel.

OTHER COMPENSATION POLICIES

TAX POLICIES

IRC Section 162(m) limits to $1.0 million the amount of remuneration that Pfizer may deduct in any calendar year for its CEO and the three other highest-paid Named Executive Officers, other than the CFO. We have structured our annual cash incentive awards, TSRUs and PSAs to meet the exception to this limitation for "performance-based" compensation, as defined in IRC Section 162(m), so that these amounts are fully deductible for income tax purposes. However, RSUs do not qualify as "performance-based" compensation, except for those awarded under the STI Shift Awards, where they are earned for performance. Consequently, as discussed above (see "Rewarding Performance – 2010 Long-Term Equity Incentive Awards" and "Employment and Retirement Benefits – Deferred Compensation"), certain of our continuing Named Executive Officers are required to defer the receipt of RSUs.

To maintain flexibility, we do not have a policy requiring all compensation to be deductible. Since the salary paid to Mr. Read exceeds $1.0 million, a portion of his salary, and the value of his perquisites and certain other benefits, are not deductible.

DERIVATIVES TRADING

Executive officers, including the Named Executive Officers, may not purchase or sell options on Pfizer common stock, or engage in short sales of Pfizer common stock. Also, trading by executive officers in puts, calls, straddles, equity swaps, or other derivative securities that are directly linked to Pfizer common stock (sometimes referred to as "hedging") is prohibited. These provisions also apply to our non-employee Directors.

STOCK OWNERSHIP

We have stock ownership requirements for our executive officers, including the ELT members. Effective January 1, 2011, the CEO is required to own Pfizer common stock equal in value to at least six times annual salary, and each other ELT member is required to own Pfizer common stock equal in value to at least four times annual salary. For purposes of these requirements, ownership includes not only shares owned directly by the executive, but also shares and certain units held through various Pfizer plans and programs. We have also established milestone guidelines that we use to monitor progress toward meeting these targets over a five-year period, at the end of which the executive is expected to have reached the applicable ownership level.

Until an executive reaches that ownership level, he or she may not sell any shares (except to meet tax withholding obligations); and once the ownership level is met, he or she may not sell shares if doing so would cause his or her ownership to fall below that level. As of March 1, 2011, Mr. Read owned Pfizer common stock equal in value to more than seven times his salary. Although Pfizer does not require its executive officers to hold Pfizer common stock for specified periods of time, we believe that the above requirements result in the ownership by our executives of significant amounts of common stock and align the interests of our executives with those of our shareholders.

COMPENSATION RECOVERY

The Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to Named Executive Officers and other executives where a payment is predicated upon the achievement of specified financial results that are the subject of a subsequent restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by the individual executive officer. In addition, all of the equity incentive awards that we grant contain compensation recovery provisions.

ROLE OF COMPENSATION CONSULTANT

Since 2003, the Committee has engaged the firm of Frederic W. Cook & Co., represented by George Paulin, its Chief Executive Officer, as the Committee's independent compensation consultant, to fulfill the following responsibilities in accordance with the policy outlined below:

- advise the Committee on management proposals, as requested;
- undertake special projects at the request of the Committee;
- advise the Committee on setting agenda items for Committee meetings;
- review Committee agendas and supporting materials in advance of each meeting;
- attend Committee meetings;
- review the Company's compensation philosophy, peer group and competitive positioning for reasonableness and appropriateness;
- review the Company's executive compensation program and advise the Committee of plans or practices that might be changed to improve effectiveness;
- review the selected peer group and survey data for competitive comparisons;
- oversee and review survey data on executive pay practices and amounts that come before the Committee;
- provide market data and recommendations on CEO compensation without prior review by management (except for necessary fact-checking);

- review the Compensation Discussion and Analysis, compensation tables and other compensation-related disclosures included in our proxy statements;
- review any significant executive offer letters or termination arrangements in advance of being presented to the Committee for approval;
- periodically review the Committee's charter and recommend changes; and
- proactively advise the Committee on best-practice ideas for governance of executive compensation as well as areas of concern and risk in the Company's program.

In 2010, as part of his ongoing services to the Committee, as described above, Mr. Paulin attended all nine of the meetings of the Committee. During 2010, he:

- advised the Committee on the appropriate payout ranges for determining performance share payouts for outstanding grants in light of the acquisition of two peer group companies and for grants made in 2010 and beyond;
- provided the Committee with an analysis of the company's executive compensation policies and programs to insure that there is no "potential high-risk" in their design;
- reviewed and recommended to the Committee adjustments to the executive pay structure;
- advised the Committee on the appropriate long-term incentive structure to best align executive performance with shareholder interests;
- advised the Committee on appropriate executive performance goals and metrics;
- advised the Committee on proxy recommendations relating to executive pay from shareholder groups;
- advised the Committee on legislative and regulatory developments related to compensation policies and programs and compensation-related disclosure;
- advised the Committee on market trends and developments; and
- advised the Committee on severance benefits.

In addition, Mr. Paulin advised the Committee and the Board on the retirement arrangement for Mr. Kindler and compensation adjustments for Mr. Read in connection with his election as CEO.

The total amount of fees paid to Frederic W. Cook & Co. for 2010 services to the Committee was $160,810. In addition, the Committee reimburses Frederic W. Cook & Co. for Mr. Paulin's reasonable travel and business expenses. Frederic W. Cook & Co. receives no other fees or compensation from the Company, except a fee of less than $5,000 to provide an annual executive compensation survey.

POLICY—CRITERIA FOR SELECTION OF COMMITTEE CONSULTANT

The Committee has established the following criteria used to select a consultant to the Compensation Committee:

- Degree of independence
  - Financial independence—measured by dollar volume of other business conducted with Pfizer
  - Independent thinking—subjectively assessed by their known work as well as information gathered in screening interviews
- Familiarity with the business environment
  - Knowledge of the pharmaceutical industry
  - Specific knowledge of Pfizer, its senior management, and Board of Directors
  - Broad knowledge of general industry current practices and emerging trends
  - Public relations
- Particular strengths and/or distinguishing characteristics including, but not limited to:
  - Creative thinking
  - Strong understanding of corporate governance
  - Special areas of expertise
  - Ability to establish rapport and dynamic presence with groups
- References from current clients where the consultant acts in an advisory role similar to the role desired by the Committee
- Potential issues
  - Conflicts of interest with other clients
  - Degree of availability/accessibility

COMPENSATION TABLES

2010 SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus[1] ($) (d)	Stock Awards[2] ($) (e)
I. Read Group President, Worldwide Biopharmaceutical Businesses (until December 5, 2010); President and Chief Executive Officer thereafter	2010	1,199,000		2,673,276
	2009	1,139,500	500,000	2,854,366
	2008	1,051,500		3,189,034
F. D'Amelio EVP, Business Operations and Chief Financial Officer	2010	1,090,000		2,673,276
	2009	1,060,000	600,000	2,904,366
	2008	1,051,500		3,189,034
M. Dolsten[7] President, Worldwide Research and Development	2010	900,000	1,050,000	1,985,860
F. Lewis-Hall[8] EVP, Chief Medical Officer	2010	800,000	1,000,000	1,374,832
	2009	503,030	1,626,700	1,000,003
G. Germano[9] President and General Manager, Specialty Care and Oncology	2010	818,000	750,000	1,130,414
J. Kindler[10] former Chairman and Chief Executive Officer (until December 5, 2010)	2010	1,620,455		9,165,462
	2009	1,600,000		5,534,285
	2008	1,575,000		7,553,015

(1) The amounts shown in this column represent one-time cash incentive awards made in 2010 and 2009. The 2010 amounts shown for Dr. Dolsten and Mr. Germano relate to sign-on cash incentive awards of $2.1 million and $750,000, respectively, under their employment offers. Dr. Dolsten's award of $2.1 million was payable in two equal installments in 2009 and 2010; the first installment of $1.05 million was paid upon his hire and the second installment was paid on the first anniversary of his hire date. If his employment is voluntarily terminated prior to the second anniversary of his hire date, he will be required to repay $1.05 million to the Company. Mr. Germano's cash incentive award of $750,000 was paid on the first anniversary of his hire date. If his employment is voluntarily terminated prior to the second anniversary of his hire date, he will be required to repay $750,000 to the Company. Also shown for 2010 is the first installment of Dr. Lewis-Hall's sign-on cash incentive award of $2.0 million, which is payable in two equal installments in 2010 and 2011. If her employment is voluntarily terminated prior to the third anniversary of her hire date, she will be required to repay $1.0 million to the Company. In 2009, Dr. Lewis-Hall received a one-time sign-on cash incentive award of $1.06 million, and her 2009 annual incentive was guaranteed at target ($566,700). If her employment is voluntarily terminated prior to the second anniversary of her commencement of employment, she will be required to repay $530,000 to the Company. In October 2009, Messrs. Read and D'Amelio received special one-time cash and equity incentive awards totaling $1.0 million and $1.2 million, respectively, in recognition of their performance and leadership in connection with the successful completion of the Wyeth acquisition on October 15, 2009, of which 50% was paid in cash.

(2) The amounts shown in this column represent the grant date fair values for the RSU, PSA and STI Shift Awards granted in 2010, 2009 and 2008, respectively, including RSUs granted to Messrs. Read and D'Amelio in connection with the Wyeth transaction (see Note 1). The 2008 amounts were recalculated from those shown in the 2009 Proxy Statement to reflect the grant date fair values for the 2008 awards, as required by SEC rules beginning in 2010. Further information regarding the 2010 awards is included in the "2010 Grants of Plan-Based Awards" and "2010 Outstanding Equity Awards at Fiscal Year-End" tables elsewhere in this Proxy Statement. The grant date fair values of the performance-based awards reflected in this column (the PSA and STI Shift Awards) are the target payouts based on the probable outcome of the performance condition, determined as of the grant date. The maximum potential values of the PSA and STI Shift Awards would be 200% of target, which in the case of Mr. Read's PSA and STI Shift Awards would be $1,871,884 and $1,750,000, respectively; in the case of Mr. D'Amelio's PSA and STI Shift Awards would be $1,871,884 and $1,750,000, respectively; in the case of Dr. Dolsten's PSA and STI Shift Awards would be $1,390,540 and $1,300,000, respectively; in the case of Dr. Lewis-Hall's PSA and STI Shift Awards would be $962,688 and $900,000, respectively; in the case of Mr. Germano's PSA and STI Shift Awards would be $791,540 and $740,000, respectively; and in the case of Mr. Kindler's PSA Award would be $6,417,830 (his STI Shift Award was settled in March 2011 in connection with his retirement in December 2010). Information related to the performance-based award program is included in "Rewarding Performance—2010 Performance Share Awards" elsewhere in this Proxy Statement. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's 2010 Financial Report (Note 15, Share-Based Payments).

(3) The amounts shown in this column represent the grant date fair values of the TSRUs awarded in 2010, 2009 and 2008, respectively, including the TSRUs granted to Messrs. Read and D'Amelio in connection with the Wyeth transaction (see Note 1). The 2008 amounts were recalculated from those shown in the 2009 Proxy Statement to reflect the grant date fair value of the 2008 awards, as required by SEC rules beginning in 2010. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's 2010 Financial Report (Note 15, Share-Based Payments).

(4) The amounts shown in this column represent annual cash incentive awards made to the Named Executive Officers under the GPP. Further information regarding the 2010 awards is included in the "2010 Annual Cash Incentive Awards" table elsewhere in this Proxy Statement.

Option Awards[3] ($) (f)	Non-Equity Incentive Plan Compensation[4] ($) (g)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5] ($) (h)	All Other Compensation[6] ($) (i)	Total ($) (j)
837,556	1,500,000	10,976,628	209,652	17,396,112
1,154,478	1,657,000	1,915,639	226,643	9,447,626
938,189	1,250,000	963,274	237,188	7,629,185
837,556	1,175,000	530,418	193,823	6,500,073
1,204,478	1,420,000	465,428	205,287	7,859,559
938,189	1,250,000	423,085	127,303	6,979,111
622,183	1,000,000	284,639	61,004	5,903,686
430,742	630,000	107,144	231,275	4,573,993
		65,195	1,894,749	5,089,677
354,165	930,000	803,880	25,648	4,812,107
2,871,623	3,252,500	2,812,035	4,966,774	24,688,849
2,575,250	3,500,000	1,238,772	449,731	14,898,038
2,222,026	3,000,000	759,298	438,261	15,547,600

(5) The Company does not pay "above market" interest on non-qualified deferred compensation to employees; therefore, this column reflects pension accruals only. The 2010 pension accrual amounts represent the difference between the December 31, 2009 and December 31, 2010 present values of age 65 accrued pension, or the current benefit if the Named Executive Officer is eligible for an unreduced pension under the Retirement Plan and supplemental retirement plan, based on the pension plan assumptions for each year, as shown in the footnotes to the "Pension Plan Assumptions" table later in this Proxy Statement. The amount for Mr. Read reflects his attainment of the "Rule of 90" (age plus service equals or exceeds 90) in November 2010. This means that he will receive an unreduced pension benefit upon his retirement. The 2008 value for Mr. D'Amelio includes additional pension service credit that he will receive after he completes five years of service. As a former employee of Pharmacia, Dr. Lewis-Hall participates in the legacy Pharmacia formula under the PCPP. Both Dr. Dolsten and Mr. Germano participate in the legacy Wyeth pension plan. Further information regarding pension plans is included in the "2010 Pension Benefits Table" later in this Proxy Statement. For Mr. Kindler also includes $1,595,083 reflecting the treatment of his retirement as if it were an early retirement for purposes of the Supplemental Retirement Plan.

(6) The amounts shown in this column represent the sum of the Company's Savings Plan and Supplemental Savings Plan matching contributions and the incremental cost to the Company of perquisites received by the Named Executive Officers. The Savings Plan matching contributions include Company matching funds under the Pfizer Savings Plan/Wyeth Savings Plan (a tax-qualified retirement savings plan) and under the related Supplemental Savings Plan. These plans are discussed in more detail in the "2010 Non-Qualified Deferred Compensation" table later in this Proxy Statement. The 2009 amount shown for Dr. Lewis-Hall includes a special one-time credit of $1.12 million. Dr. Lewis-Hall's matching contributions under the plans are based on the legacy Pharmacia calculation. Also included in this amount is a payment of $523,524 relating to a sign-on award and relocation benefit reimbursement to Dr. Lewis-Hall's prior employer. Certain 2009 amounts reflect minor adjustments to amounts previously reported. Additional information regarding 2010 perquisites is provided under "Perquisites." For Mr. Kindler the 2010 amount also includes severance of $4,510,500 and $83,076 of accrued vacation pay, both payable in 2011.

(7) Dr. Dolsten joined Pfizer on the closing of the Wyeth transaction in October 2009 as President, Worldwide BioTherapeutics. Dr. Dolsten was not a Named Executive Officer for 2009 or 2008. Under his employment offer, he received sign-on awards valued at $3.1 million. The equity incentive award of $1.0 million granted in the form of RSUs is payable on the third anniversary of the grant date (October 30, 2012). In addition, he received a one-time long-term incentive award advancement of $700,000, granted in the form of RSUs payable on the third anniversary of the grant date (October 30, 2012), and is entitled to receive, upon retirement, a pension make-up equal to the difference between the respective total straight life pension plan annuity and $49,728 per year, to the extent applicable.

(8) Dr. Lewis-Hall joined Pfizer effective May 15, 2009 as Chief Medical Officer and was not a Named Executive Officer for 2008. Under her employment offer, she received sign-on awards. The equity incentive award of $1.0 million granted in the form of RSUs is payable on the third anniversary of the grant date (May 29, 2012). In addition, she received a $1.12 million credit to the Pfizer Supplemental Savings Plan, which vests 20% on her commencement of employment and 20% on each of the next four anniversaries of her commencement of employment. Also included in her employment offer was a reimbursement of $523,524 to her prior employer relating to a sign-on award and relocation benefit reimbursements paid to Dr. Lewis-Hall and recoverable under her agreement with that company (see Note 6).

(9) Mr. Germano joined Pfizer on the closing of the Wyeth transaction in October 2009 as President and General Manager, Specialty Care. Mr. Germano was not a Named Executive Officer for 2009 or 2008. Under his employment offer, he received sign-on awards valued at $2.5 million, consisting of (a) an equity incentive award of $1.0 million granted in the form of RSUs, payable on the third anniversary of the grant date (October 30, 2012), and (b) $1.5 million in cash, of which $750,000 is subject to repayment if his employment is voluntarily terminated prior to the second anniversary of his hire date. In addition, he received a one-time long-term incentive award advancement of $500,000, granted in the form of RSUs and payable on the third anniversary of the grant date (October 30, 2012), and is entitled to receive, upon retirement, a pension make-up equal to the difference between the respective total straight life pension plan annuity and $547,000 per year, to the extent applicable.

(10) Mr. Kindler retired from Pfizer on December 5, 2010 (see "Compensation Actions Relating to the Former Chairman and Chief Executive Officer" in the CD&A).

The following Grants of Plan-Based Awards Table provides additional information about RSUs, PSAs, SARs/TSRUs and the STI Shift Awards granted to our Named Executive Officers during the year ended December 31, 2010. The Company's annual incentive plan is its only non-equity incentive award plan; however, the Company cannot estimate future annual incentives under this plan and has therefore omitted the corresponding columns. The grants in the following table were made under the 2004 Stock Plan, as amended and restated, and are described in the CD&A section headed "2010 Long-Term Equity Incentive Awards."

2010 GRANTS OF PLAN-BASED AWARDS TABLE

		Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[1]	All Other TSRU Awards: Number of Securities Underlying TSRUs[1]	Exercise or Base Price of TSRU Awards	Grant Date Fair Value of Stock, TSRUs and Short-Term Incentive Shift Awards[2]
Name (a)	Grant Date (b)	Threshold (#) (f)	Target (#)/($)[1] (g)	Maximum (#)/($) (h)	(#) (i)	(#) (j)	($/Sh) (k)	($) (l)
I. Read	2/25/2010					197,072	17.69	837,556
					48,747			862,334
		16,087[3]	48,747[3]	97,494[3]				935,942
		0	875,000[4]	1,750,000[4]				875,000
F. D'Amelio	2/25/2010					197,072	17.69	837,556
					48,747			862,334
		16,087[3]	48,747[3]	97,494[3]				935,942
		0	875,000[4]	1,750,000[4]				875,000
M. Dolsten	2/25/2010					146,396	17.69	622,183
					36,212			640,590
		11,950[3]	36,212[3]	72,424[3]				695,270
		0	650,000[4]	1,300,000[4]				650,000
F. Lewis-Hall	2/25/2010					101,351	17.69	430,742
					25,070			443,488
		8,273[3]	25,070[3]	50,140[3]				481,344
		0	450,000[4]	900,000[4]				450,000
G. Germano	2/25/2010					83,333	17.69	354,165
					20,613			364,644
		6,802[3]	20,613[3]	41,226[3]				395,770
		0	370,000[4]	740,000[4]				370,000
J. Kindler[5]	2/25/2010					675,676	17.69	2,871,623
					167,131			2,956,547
		55,153[3]	167,131[3]	334,262[3]				3,208,915
		0	3,000,000[4]	6,000,000[4]				3,000,000

(1) The PSA and RSU award values were converted to units using the closing stock price of $17.95 on February 22, 2010; the TSRU values were converted using $4.44, the estimated value using the Monte Carlo Simulation model as of February 22, 2010.

(2) The amounts shown in this column represent the award values as of the grant dates. The values of RSUs, PSAs and TSRUs are shown at the respective fair values of $17.69, $19.20 and $4.25, as of February 25, 2010. The STI Shift Award values represent the target values as of the February 25, 2010 grant date.

(3) The amounts represent the threshold, target, and maximum share payouts under our Performance Share Award Program for the January 1, 2010 – December 31, 2012 performance period. The payment for threshold performance ranges from 0% to 33% of target.

(4) The STI Shift Award represents 25% of the long-term incentive award value. The actual award payout ranges from 0% to 200% of the target value and was determined in 2011 based on 2010 performance. The payout was made as 50% RSUs/50% cash. The RSUs were delivered in February 2011; the cash portion was paid in March 2011. Mr. Germano was not an ELT member at the time of the grant. Pursuant to a prior election, he received 100% of the award in cash.

(5) Mr. Kindler retired from the Company on December 5, 2010. See "Compensation Actions Relating to the Former Chairman and Chief Executive Officer" in the CD&A.

The following table summarizes the equity awards we have made to our Named Executive Officers that were outstanding as of December 31, 2010.

2010 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

		Option/SAR/TSRU Awards[2]							Stock Awards[3]			
Name (a)	Grant Date/ Performance Share Period[1]	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Number of Securities Underlying Unexercised SARs/TSRUs Vested (#) (b)	Number of Securities Underlying Unexercised SARs/TSRUs Unvested (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option/ SAR/ TSRU Exercise Price ($) (e)	Option/ SAR/ TSRU Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
I. Read	2/22/2001	170,000					45.34	2/21/2011				
	2/28/2002	100,000					41.30	2/27/2012				
	2/27/2003	120,000					29.33	2/26/2013				
	2/26/2004	140,000					37.15	2/25/2014				
	2/24/2005	145,000					26.20	2/23/2015				
	2/23/2006	193,000					26.20	2/22/2016				
	2/22/2007	250,000					25.87	2/21/2017				
	9/28/2007	25,000					24.43	9/27/2017				
	2/28/2008				168,739		22.55	2/28/2013	48,208	844,122		
	2/26/2009				223,881		12.70	2/26/2014	72,942	1,277,214		
	2/26/2009[4]								55,842	977,793		
	10/30/2009				54,585		17.03	10/30/2014	15,459	270,687		
	2/25/2010				197,072		17.69	2/25/2015	50,352	881,664		
	2/25/2010[4]								37,404	654,944		
	1/1/2008-12/31/2010										41,703	730,220
	1/1/2009-12/31/2011										67,822	1,187,563
	1/1/2010-12/31/2012										48,747	853,560
F. D'Amelio	9/28/2007	292,000					24.43	9/27/2017				
	2/28/2008				168,739		22.55	2/28/2013	48,208	844,122		
	2/26/2009				223,881		12.70	2/26/2014	72,942	1,277,214		
	2/26/2009[4]								55,842	977,793		
	10/30/2009				65,502		17.03	10/30/2014	18,551	324,828		
	2/25/2010				197,072		17.69	2/25/2015	50,352	881,664		
	2/25/2010[4]								37,404	654,944		
	1/1/2008-12/31/2010										41,703	730,220
	1/1/2009-12/31/2011										67,822	1,187,563
	1/1/2010-12/31/2012										48,747	853,560
M. Dolsten	10/30/2009								61,839	1,082,801		
	10/30/2009								43,287	757,955		
	2/25/2010				146,396		17.69	2/25/2015	37,404	654,944		
	3/5/2009[5]									3,000,100		
	1/1/2010-12/31/2012										36,212	634,072
F. Lewis-Hall	5/29/2009								70,025	1,226,138		
	2/25/2010				101,351		17.69	2/25/2015	25,895	453,421		
	1/1/2010-12/31/12012										25,070	438,976
G. Germano	10/30/2009								61,840	1,082,818		
	10/30/2009								30,920	541,409		
	2/25/2010				83,333		17.69	2/25/2015	21,292	372,823		
	3/5/2009[5]									1,492,500		
	1/1/2010-12/31/2012										20,613	360,934
J. Kindler	1/2/2002	150,000					39.65	3/5/2011				
	2/27/2003	200,000					29.33	3/5/2011				
	2/26/2004	225,000					37.15	3/5/2011				
	2/24/2005	261,000					26.20	3/5/2011				
	2/23/2006	400,000					26.20	3/5/2011				
	2/22/2007	760,000					25.87	3/5/2011				
	2/28/2008				399,645		22.55	2/28/2013				
	2/26/2009				637,438		12.70	2/26/2014				
	2/25/2010				675,676		17.69	2/25/2015				
	1/1/2008-12/31/2010										98,771	1,729,480
	1/1/2009-12/31/2011										103,547	1,813,108
	1/1/2010-12/31/2012										64,258	1,125,158

(1) For a better understanding of this table, we have included an additional column showing the grant dates of stock options, SARs, TSRUs and RSUs and the associated performance period for the performance share awards. Information concerning the 2010 STI Shift Awards is included in the "2010 Grants of Plan-Based Awards" table elsewhere in this Proxy Statement.

(2) Stock options become exercisable in accordance with the vesting schedule below:

Grant Date	Vesting
2/22/2001	1/5 per year beginning on the first anniversary of the grant
2/22/2001	90,000 full vesting after 3 years- Mr. Read
1/2/2002	1/3 per year in years 3, 4 and 5
2/28/2002	1/3 per year in years 3, 4 and 5
2/27/2003	1/3 per year in years 3, 4 and 5
2/26/2004	1/3 per year in years 3, 4 and 5
2/24/2005	1/3 per year in years 3, 4 and 5
2/23/2006	3-year cliff vesting
2/22/2007	3-year cliff vesting
9/28/2007	1/3 per year in years 1, 2 and 3 - Mr. D'Amelio
9/28/2007	3-year cliff vesting - Mr. Read

SARs and TSRUs vest in accordance with the schedule below:

Grant Date	Vesting
2/28/2008	Full vesting after 3 years and payable after 5 years
2/26/2009	Full vesting after 3 years and payable after 5 years
10/30/2009	Full vesting after 3 years and payable after 5 years
2/25/2010	Full vesting after 3 years and payable after 5 years

(3) Restricted Stock Units vest in accordance with the schedule below:

Grant Date	Vesting
2/28/2008	3-year cliff vesting
2/26/2009	3-year cliff vesting
5/29/2009	3-year cliff vesting
10/30/2009	3-year cliff vesting
2/25/2010	3-year cliff vesting

(4) This RSU grant represents the 50% portion paid from the 2008 and 2009 STI Shift Award. The remaining 50% from the 2009 STI Shift Award was paid in cash and is reported in the "2010 Option Exercises and Stock Vested" table elsewhere in this Proxy Statement.

(5) This represents the Wyeth 2009 Cash Long-Term Awards. This will be settled in cash 3 years following the grant date. No interest is earned on these awards.

The following Option Exercises and Stock Vested Table provides additional information about the value realized by the Named Executive Officers on option award exercises, stock award vesting and the STI Shift Award payouts during the year ended December 31, 2010.

2010 OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Restricted Stock/ Restricted Stock Units			Performance Shares 2008-2010 Paid Feb 2011[1]			STI Shift Award
Name[2]	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting[4] ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting[4] ($)	Value Realized on Vesting[5] ($)
I. Read	—	—	25,923	0[3]	462,705	11,971	4,239	226,252	650,000
F. D'Amelio	—	—	91,499	42,411	1,594,837	11,971	4,352	226,252	650,000
J. Kindler	—	—	377,586	174,522	6,313,238	28,351	11,039	535,834	1,370,500

(1) The performance shares in this table have been determined based on relative TSR performance over the 2008-2010 performance period and were paid in February 2011 and includes dividends on the earned shares.

(2) Drs. Dolsten and Lewis-Hall and Mr. Germano did not have any option exercises, stock vested or STI Shift Award payouts for 2010.

(3) Under IRC Section 162(m), which applies to our CEO and the Named Executive Officers (excluding the CFO), when RSUs vest, the payment of these shares will automatically be deferred until the earlier of the time they are no longer subject to IRC Section 162(m) or the January 31st following termination of employment.

(4) The RSUs vested on February 22, 2010 at $17.95 and September 28, 2010 at $17.43 for Mr. Read; September 28, 2010 at $17.43 for Mr. D'Amelio; and December 5, 2010 at $16.72 for Mr. Kindler. Performance shares vested on February 24, 2011 at $18.90.

(5) The amount shown in this column represents the 50% cash payout from the February 26, 2009 STI Shift Award paid in 2010. The remaining 50% RSU award (excluding Mr. Kindler, as discussed under "Compensation Actions Relating to the Former Chairman and Chief Executive Officer" in the CD&A) was reported in the "2010 Outstanding Equity Awards at Fiscal Year-End" table.

The following 2010 Pension Benefits Table shows the present value of accumulated benefits payable to each of our Named Executive Officers under the Pfizer Consolidated Pension Plan (the "Retirement Plan"), which retains the pension formulas under the legacy plans, including the Pfizer Retirement Annuity Plan (the "PRAP"), the Wyeth Retirement Plan-United States (the "Wyeth Plan") and the Pharmacia Pension Plan (the "Pharmacia Plan"), and the related non-funded legacy Pfizer Supplemental Retirement Plan (the "Supplemental Retirement Plan"), the non-funded legacy Wyeth Supplemental Executive Retirement Plan (the "Wyeth Supplemental Retirement Plan), and the non-funded legacy Pharmacia Supplemental Pension Plan (the "Supplemental Pension Plan") (collectively, the "Supplemental Plans").

2010 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service (#)	Age 65 Single-Life Annuity Payment ($)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)	Immediate Annuity Payable on 12/31/2010 ($)	Lump Sum Value[2] ($)
J. Read[3]	Qualified Plan	32	119,574	1,636,773		119,574	1,742,102
	Supplemental Plan		1,356,810	18,864,297		1,356,810	19,767,624
F. D'Amelio	Qualified Plan	3	12,645	75,891			
	Supplemental Plan[4]		367,204	2,271,030			
M. Dolsten[5]	Qualified Plan	2	11,133	71,668			
	Supplemental Plan		72,450	472,511			
F. Lewis-Hall[6]	Qualified Plan	2	5,917	41,559			
	Supplemental Plan		18,413	130,780			
G. Germano[5]	Qualified Plan	23	97,490	554,259			
	Supplemental Plan		372,237	2,148,525			
J. Kindler[7]	Qualified Plan	9	32,959	190,171		13,621	190,171
	Supplemental Plan		704,052	4,522,785		320,532	4,522,785

(1) The present value of these benefits is based on the December 31, 2010 assumptions as shown below, used in determining our annual pension expense for fiscal 2011.

(2) These amounts reflect the values of annuities if paid as a lump sum benefit as of January 1, 2011, as indicated above only for Named Executive Officers eligible to retire as of that date. Note that Mr. Kindler does not meet the eligibility requirements for a lump sum under the Qualified Plan and has elected a Joint & 50% Survivor annuity from the Supplemental Plan. Therefore, the value shown for him is the present value of the Joint & 50% Survivor annuity based on the December 31, 2010 disclosure assumptions rather than a lump sum value.

(3) The amount for Mr. Read reflects his attainment of the "Rule of 90" (age plus service equals or exceeds 90) in November 2010. This means that he will receive an unreduced pension benefit upon his retirement.

(4) As previously disclosed, under the terms of Mr. D'Amelio's 2007 employment offer, he will receive an additional six years of benefit accrual service for pension purposes after he completes five years of service in 2012. The amounts shown above include $244,189 in the Supplemental Plan Age 65 Single-Life Annuity Payment and $1,510,224, in the Supplemental Plan Present Value of Accumulated Benefit, both of which are attributable to the additional six years of service.

(5) The retirement benefits for Dr. Dolsten and Mr. Germano are based on the provisions of the Wyeth Retirement Plan formula of the Pfizer Consolidated Pension Plan and the Wyeth Supplemental Retirement Plan. Under the terms of Dr. Dolsten's and Mr. Germano's offer letters, Pfizer will provide a pension make-up equal to the difference between the respective total straight life pension plan annuity and $49,728 per year for Dr. Dolsten and $547,000 per year for Mr. Germano, to the extent applicable.

(6) Dr. Lewis-Hall's retirement benefits are based on the provisions of the Pharmacia Pension Plan formula of the Pfizer Consolidated Pension Plan, the Pharmacia Supplemental Pension Plan, and the Pharmacia Retiree Benefits Program, due to her prior service with Pharmacia.

(7) Mr. Kindler retired from the Company on December 5, 2010.

The Retirement Plan

The Retirement Plan is a funded, tax-qualified, noncontributory defined benefit pension plan that covers certain employees, including the Named Executive Officers.

Retirement Plan (PRAP formula) and Supplemental Retirement Plan—Messrs. Read, D'Amelio and Kindler

Benefits under the Retirement Plan (PRAP formula) are based on the employee's years of service and highest average earnings for a five calendar-year period and are payable after retirement in the form of an annuity or a lump sum.

Benefits under the Retirement Plan are calculated as an annuity equal to the greater of:

- 1.4% of the employee's highest final average earnings multiplied by years of service; or
- 1.75% of such earnings less 1.5% of the primary Social Security benefit multiplied by years of service.

Years of service under these formulas cannot exceed 35.

Compensation covered by the Retirement Plan and the related Supplemental Plan for Messrs. Read, D'Amelio and Kindler for 2010 equals the sum of the amounts set forth for 2010 in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the 2010 Summary Compensation Table. Mr. Read's covered compensation also includes restricted stock awards granted on or prior to April 26, 2001 and any performance-based share awards granted for performance periods beginning before January 1, 2001. After the payment of the awards for the five-year period ended on December 31, 2004, no further performance-based share awards are included in the determination of pensions under the Retirement Plan or the Supplemental Retirement Plan.

Retirement Plan (Wyeth Plan formula) and Wyeth Supplemental Retirement Plan—Dr. Dolsten and Mr. Germano

Benefits under the Retirement Plan (Wyeth Plan formula) are based on the employee's years of service and the employee's final average pension earnings for the five highest years of service within the last 10 years of service and are payable after retirement in the form of an annuity or a lump sum. Compensation covered under the Wyeth Plan formula and the related Wyeth Supplemental Plan for Dr. Dolsten and Mr. Germano for 2010 includes 2010 salary and the bonus paid in 2010 for 2009 performance.

Benefits under the Retirement Plan (Wyeth Plan formula) are calculated as an annuity equal to 2% of the employee's final average pension earnings, multiplied by years of credited service less 1/60th of the annual primary Social Security benefit, multiplied by years of credited service.

Years of service under this formula cannot exceed 30.

Retirement Plan (Pharmacia Plan formula) and Supplemental Pension Plan—Dr. Lewis-Hall

Benefits under the Retirement Plan (Pharmacia Plan formula) are based on the employee's years of service and the employee's final average compensation for the 36 highest complete and consecutive months of service within the last 120 complete and consecutive months of employment and are payable after retirement in the form of an annuity or a lump sum. Compensation covered by the Pharmacia Plan and the related Pharmacia Supplemental Pension Plan for Dr. Lewis-Hall for 2010 includes 2010 salary and the bonus paid in 2010 for 2009 performance.

Benefits under the Retirement Plan (Pharmacia Plan formula) are calculated as an annuity equal to 1% of the employee's final average compensation, multiplied by years of credited service, except for the period from July 2002 to December 2002, when her accrual rate was 2%.

General

Contributions to the Retirement Plan, including benefits under the Wyeth Plan and the Pharmacia Plan formulas, are made entirely by Pfizer and are paid into a trust fund from which the benefits are paid.

The amount of annual earnings that may be considered in calculating benefits under the Retirement Plan is limited by law. For 2010, the annual limitation was $245,000. The Plans currently limit pensions paid under the Plans to an annual maximum of $195,000, payable at age 65 in accordance with IRS requirements. Under the Supplemental Plans, Pfizer provides, out of its general assets, amounts substantially equal to the difference between the amount that may be paid under the Retirement Plan and the amount that would be paid in the absence of these IRS limits. The Supplemental Plans also treat as covered compensation certain earnings that are excluded in calculating pension benefits under the Retirement Plan. The Supplemental Plans are non-funded; however, in certain circumstances Pfizer has established and funded trusts to secure obligations to make payments under the Supplemental Plans.

Beginning January 1, 2012, all legacy Wyeth and Pharmacia employees (including Dr. Dolsten, Mr. Germano and Dr. Lewis-Hall) will begin to earn benefits under the PRAP formula in the Retirement Plan.

The present value of accumulated benefits has been computed based on the assumptions as of December 31, 2010 in the following table, which were used in developing our financial statement disclosures:

PENSION PLAN ASSUMPTIONS[1]

Assumptions as of	12/31/2008	12/31/2009	12/31/2010
Discount Rate	6.40%	6.30% for qualified pension plans, 6.20% for non-qualified pension plans	5.90% for qualified pension plans, 5.80% for non-qualified pension plans
Lump Sum Interest Rate	6.00% for annuity payments expected to be made during first 5 years, 6.64% for payments made between 5 and 20 years, and 5.70% for payments made after 20 years, prior to reflecting 5-year phase-in from GATT 30-year Treasury rate of 3.80%	2.70% for annuity payments expected to be made during first 5 years, 6.00% for payments made between 5 and 20 years, and 6.80% for payments made after 20 years prior to reflecting the 5-year phase-in from GATT 30-year Treasury rate of 4.35%	2.00% for annuity payments expected to be made during first 5 years, 5.20% for payments made between 5 and 20 years, and 6.50% for payments made after 20 years prior to reflecting the 5-year phase-in from GATT 30-year Treasury rate of 4.40% For legacy Wyeth, 3.25%
Percent Electing Lump Sum	80% / 70%[2]	80% / 70%[2] - Pfizer 70% - Pharmacia	80% / 70%[2] - Pfizer 70% - Pharmacia 85% - Wyeth
Mortality Table for Lumps Sums	Unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7 - 15 years)	Unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7 - 15 years)	For legacy Pfizer and Pharmacia, unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7-15 years). For legacy Wyeth, Unisex 1994 Group Annuity Mortality Table, blended 50% Male and 50% Female
Mortality Table for Annuities	Separate annuitant and non-annuitant rates for the 2009 plan year, as set forth in regulation 1.412(l)(7)-1	Separate annuitant and non-annuitant rates for the 2010 plan year, as set forth in regulation 1.412(l)(7)-1	Separate annuitant and non-annuitant rates for the 2011 plan year, as set forth in regulation 1.412(l)(7)-1

(1) These assumptions are also used to determine the change in pension value in the 2010 Summary Compensation Table.

(2) 80% relates to the Qualified and 70% relates to the Supplemental Plan. Only applies to the extent the executive is eligible to receive a lump sum.

We have included an additional column titled "Age 65 Single-Life Annuity Payment" in the 2010 Pension Benefits Table. The amounts listed in this column represent the amount payable to the executive upon attaining age 65, assuming retirement. We have also added a column showing the immediately payable pension benefit as well as a column showing the lump sum value of that benefit for those Named Executive Officers who meet the retirement criteria under the Plans.

- **Early Retirement Provisions**

Under the Retirement Plan and Supplemental Retirement Plan, the normal retirement age is 65. Under the Retirement Plan (PRAP formula), if a participant terminates employment with an age and years of service combination equal to or greater than 90, the employee is entitled to receive either an annuity or a lump sum that is not reduced under the terms of the Retirement Plan or the Supplemental Retirement Plan for early payment. Mr. Read attained this milestone during 2010. If an employee retires on or after age 55 with 10 or more years of service, that participant may elect to receive either an early retirement annuity payment reduced by 4% per year (prorated for partial years) for each year between benefit commencement and age 65, or a lump sum payment. If an employee does not satisfy any of the above criteria and has five years of vesting service under the Retirement Plan, that participant may elect to receive an annuity starting on or after age 55, which is reduced 6% per year for each year (prorated for partial years) prior to age 65; a lump sum payment is not available.

Under the Retirement Plan (Pharmacia Plan formula) and Supplemental Pension Plan, the normal retirement age is 65. If Dr. Lewis-Hall retires with 5 or more years of service, she may elect to receive either an early retirement payment reduced by 6% per year (prorated for partial years) for each year between benefit commencement and age 65, or a lump sum payment. As Dr. Lewis-Hall is the only ELT member participating in this Plan, discussion of the provisions is limited to those applicable to her.

Under the Retirement Plan (Wyeth Plan formula) and the Wyeth Supplemental Retirement Plan, the normal retirement age is 65. If an employee retires on or after age 55 with 10 or more years of vesting service, the employee may elect to receive an early retirement benefit, reduced by 3% per year (prorated for partial years) for each year between benefit commencement and age 65. If an employee does not satisfy any of the above criteria, and has at least 5 but less than 10 years of vesting service under the Retirement Plan, that employee may elect to receive his or her benefit on or after age 55, which benefit is reduced by the actuarial present value (on average 6% per year) for each year between benefit commencement and age 65.

Beginning January 1, 2012, all legacy Pharmacia and legacy Wyeth employees (including Drs. Lewis-Hall and Dolsten and Mr. Germano) will begin to earn benefits under the Retirement Plan according to the Pfizer PRAP formula.

• Board Policy on Pension Benefits for Executives

The Board has adopted a policy providing that it will seek shareholder approval prior to the payment of amounts to any senior executive from the Company's defined benefit pension plans if his or her benefit, computed as a single life annuity, will exceed 100% of the senior executive's final average salary, as calculated at the discretion of the Committee. This policy applies to all benefit accruals after January 1, 2006. For purposes of this policy, "final average salary" means the average of the highest five calendar years' earnings (as defined by the Committee and not based on the legacy pension plan definition), where earnings includes salary earned during the year and annual cash incentives (or bonus) earned for the year.

The following Non-Qualified Deferred Compensation Table summarizes the activity during 2010 and account balances in our various non-qualified savings and deferral plans for our Named Executive Officers. The following plans and programs permit the executives to defer amounts previously earned on a pre-tax basis: Pfizer Supplemental Savings Plan ("PSSP"), Global Performance Plan ("GPP"), Performance Share Awards ("PSA"), Wyeth Supplemental Employee Savings Plan ("Wyeth SESP") and Wyeth Deferred Compensation Plan ("Wyeth DCP"). The PSSP and Wyeth SESP are supplemental 401(k) plans that provide Company matching contributions based on the executive's contributions. Other than the matching contributions (and the earnings thereon) in the PSSP and Wyeth SESP, the account balances in these plans are generally attributable to deferrals of previously earned compensation and the earnings on those amounts.

2010 NON-QUALIFIED DEFERRED COMPENSATION TABLE[1]

Name	Plan[2]	Executive Contributions in Last FY ($)	Pfizer Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
J. Read	PSSP	156,660	117,495	22,461		1,509,310
	Deferred GPP					
	Deferred PSA			17,008		2,967,300
	Deferred RSU[3]	462,705		6,464		779,444
	Total:	619,365	117,495	45,933		5,256,054
F. D'Amelio	PSSP	135,900	101,925	60,990		654,970
	Deferred GPP					
	Deferred PSA					
	Total:	135,900	101,925	60,990		654,970
M. Dolsten	Wyeth SESP	41,550	20,775	4,777		83,822
	Deferred GPP					
	Total:	41,550	20,775	4,777		83,822
F. Lewis-Hall	PSSP[4]	56,085	112,170	58,685		1,409,760
	Deferred GPP					
	Deferred PSA					
	Total:	56,085	112,170	58,685		1,409,760
G. Germano	Wyeth SESP	36,380	18,189	11,781		245,582
	Deferred GPP					
	Deferred Wyeth DCP	131,040		73,859		859,893
	Total:	167,420	18,189	85,640		1,105,475
J. Kindler	PSSP	292,527	219,395	189,921	34,896	2,785,705
	Deferred GPP					
	Deferred PSA			9,813		1,712,071
	Deferred RSU[3]			3,510		612,415
	Total:	292,527	219,395	203,244	34,896	5,110,191

(1) Contribution amounts reflected in this table are and have been reflected in the 2010 Summary Compensation Table and prior years' summary compensation tables, as applicable. Aggregate earnings are not reflected in the 2010 Summary Compensation Table or prior years' summary compensation tables.

(2) The PSSP contributions were based on the executive's deferral election and the salary shown in the 2010 Summary Compensation Table, as well as annual incentive awards paid in 2010, previously reported. The Wyeth SESP contributions were based on the executive's deferral election and the salary shown in the 2010 Summary Compensation Table.

(3) Represents RSU awards that vested on February 22, 2010 and September 28, 2010 and were deferred due to IRC Section 162(m). Further information regarding RSU vesting is reported in the 2010 Option Exercises and Stock Vested Table.

(4) Upon commencement of employment, Dr. Lewis-Hall received a $1.12 million one-time credit to the PSSP, which vests 20% upon hire and 20% on each of the next four anniversaries of her hire date. Her participation in the PSSP is based on the legacy Pharmacia matching calculation for the contributions.

• Pfizer Savings Plans

The Company provides the Pfizer Savings Plan (the "Savings Plan") to U.S.-based employees of the Company and the Pfizer Supplemental Savings Plan (the 'PSSP') to employees who meet the eligibility requirements. Legacy Wyeth executives (including Dr. Dolsten and Mr. Germano) are covered under the Wyeth Supplemental Employee Savings Plan (the "Wyeth SESP"). The Wyeth Savings Plan was merged into the Pfizer Savings Plan effective October 1, 2010, but the Wyeth matching formula was retained. Contribution amounts are reflected in the 2010 Summary Compensation Table or prior years' summary compensation tables, as applicable. Earnings have not been included. These plans are described below.

The Savings Plan is a tax-qualified retirement savings plan. Participating employees may contribute up to 20% of "regular earnings" on a before-tax basis, Roth 401(k) basis and after-tax basis, into their Savings Plan accounts. "Regular earnings" for the Savings Plan include both salary and bonus or annual incentive awards. Total combined before-tax, Roth 401(k) and after-tax contributions may not exceed 20% of regular earnings. In addition, under the Savings Plan, we generally match an amount equal to one dollar for each dollar contributed by participating employees on the first 3% of their regular earnings, and fifty cents for each additional dollar contributed on the next 3% of their regular earnings. Matching contributions generally are invested in our common stock. In addition, plan participants have the ability to diversify the matching contribution investments.

Dr. Dolsten and Mr. Germano are subject to a legacy Wyeth plan formula under which they may contribute up to 50% of base salary. Under the plan, Dr. Dolsten and Mr. Germano receive a 3% match if they contribute 6% or more of base pay, as defined under the legacy Wyeth plan. Matching contributions generally are invested in accordance with the instructions provided by the employee.

Dr. Lewis-Hall is subject to a legacy Pharmacia plan formula based on her age and option plan selection, under which she receives a 10% match if she contributes 5% or more of regular earnings, as defined under the legacy Pharmacia plan.

Beginning January 1, 2012, all legacy Pharmacia and legacy Wyeth employees (including Dr. Lewis-Hall, Dr. Dolsten and Mr. Germano) will begin to earn benefits under the Pfizer plan formula of the Savings Plan. In addition, for eligible legacy Wyeth employees (including Dr. Dolsten and Mr. Germano), participation in the Wyeth SESP will be frozen on December 31, 2011, and beginning January 1, 2012 eligible legacy Wyeth employees (including Dr. Dolsten and Mr. Germano) will be able to participate in the PSSP.

Pursuant to tax law limitations, effective for 2010, the Savings Plan limits the "additions" that can be made to a participating employee's account to $49,000 per year. "Additions" include our matching contributions, before-tax contributions, Roth 401(k) contributions and after-tax contributions.

The tax law limits the amounts that may be allocated to tax-qualified savings plans and the amount of compensation that can be taken into account in computing benefits under the Savings Plan. The 2010 maximum before-tax and Roth 401(k) contribution limit is $16,500 per year (or $22,000 per year for eligible participants age 50 and over). In addition, no more than $245,000 of annual compensation may be taken into account in computing benefits under the Savings Plan.

The PSSP and Wyeth SESP are intended to pay, out of the general assets of the Company, an amount substantially equal to the difference between the amount that would have been allocated to an employee's account as before-tax contributions, our matching contributions and the amount actually allocated under the Savings Plan if the limits described in the preceding paragraph did not exist. Under the PSSP, participants can elect to defer up to 20% of eligible wages on a before-tax basis. Under the Wyeth SESP, participants can elect to defer up to 6% of the eligible wages on a before-tax basis. Generally, under the PSSP, participants can elect to receive payments as a lump sum or in one to twenty annual installments following termination from service. Participants who do not make an election receive lump sum payments. Generally, under the Wyeth SESP, participants can elect to receive payments as a lump sum, or under limited circumstances, can elect to roll over their balances into the Wyeth Deferred Compensation Plan. In certain circumstances, we fund trusts established to secure our obligations to make payments under the PSSP and Wyeth SESP.

Amounts deferred, if any, under the PSSP or Wyeth SESP by the Named Executive Officers for 2010 are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the 2010 Summary Compensation Table. In the Non-Qualified Deferred Compensation table, PSSP/Wyeth SESP values are shown for each Named Executive Officer. Executive contributions reflect the percent of salary and bonus the executive has elected to defer under the PSSP/Wyeth SESP. This matching contribution is shown in the "Pfizer Contributions" column of the table. For the Named Executive Officers, the Company's matching contributions under the Savings Plan and the PSSP/Wyeth SESP are shown in the "All Other Compensation" column of the 2010 Summary Compensation Table. The "Aggregate Earnings" column in the above table represents the amount by which the PSSP/Wyeth SESP balance changed in the past fiscal year, net of employee and employer contributions.

ESTIMATED BENEFITS UPON TERMINATION

The following table shows the estimated benefits payable upon a hypothetical termination of employment under the Executive Severance Plan and under various termination scenarios as of December 31, 2010. The Executive Severance Plan does not provide for any pension enhancements upon a termination or a change in control. Mr. Kindler retired effective December 2010 (see "Compensation Actions Relating to the Former Chairman and Chief Executive Officer" elsewhere in this Proxy Statement). Therefore, his benefits upon termination are not shown below.

Estimated Benefits Upon Various Termination Scenarios

Name	Severance[1] (A) ($)	Other[2] (B) ($)	Termination Without Cause: Long-Term Award Payouts[3] (C) ($)	Termination Without Cause: Total (A+B+C) ($)	Termination on Change in Control: Long-Term Award Payouts[4] (D) ($)	Termination on Change in Control: Total (A+B+D) ($)	Death or Disability: Long-Term Award Payouts[5] ($)
I. Read	4,732,000	13,801	6,843,387	11,589,188	10,043,474	14,789,275	10,043,474
F. D'Amelio	1,979,120	18,737	6,306,402	8,304,259	10,112,462	12,110,319	10,112,462
M. Dolsten	1,779,120	12,712	5,901,144	7,692,976	6,832,575	8,624,407	6,832,575
F. Lewis-Hall	1,366,700	15,314	1,384,033	2,766,047	2,605,021	3,987,035	2,605,021
G. Germano	2,361,324	13,328	3,720,278	6,094,930	4,250,469	6,625,121	4,250,469

(1) These amounts represent severance equal to the greater of: (a) one year's pay (defined as base salary and target bonus) or (b) 13 weeks' pay plus 3 weeks' pay per year of service, subject to a maximum of 104 weeks. These amounts do not include payments, if any, under the GPP.

(2) These amounts represent the Company's cost of 12 months of active employee medical and life insurance coverage.

(3) These amounts represent the value of long-term incentive awards which vest on termination of employment without cause using our closing stock price of $17.51 on December 31, 2010.

(4) These amounts represent the value of long-term incentive awards which vest following a change in control using our closing stock price of $17.51 on December 31, 2010.

(5) These amounts represent the value of long-term incentive awards which vest on termination of employment due to death or disability using our closing stock price of $17.51 on December 31, 2010.

The continuing Named Executive Officers are eligible for the following potential payments upon death, disability, retirement and a change in control, as described below:

• Payments Made Upon Disability

Under our legacy Pfizer flexible benefits program, eligible employees, including the continuing Named Executive Officers other than Dr. Dolsten and Mr. Germano, are provided with Company-paid long-term disability coverage of 50% of total pay, and may buy an increased level of coverage of up to 70% of total pay, subject to a $500,000 annual benefit limit. If the employee is vested in the Retirement Plan, those benefits continue to accrue while receiving disability benefits and health and life insurance coverage is continued. Under the legacy Wyeth health and insurance program, eligible employees, including Dr. Dolsten and Mr. Germano, have the ability to purchase long-term disability coverage of up to 60% of base pay, subject to a $360,000 annual benefit limit and health and life insurance coverage is continued for 24 months.

Under the Long-Term Incentive Program, in the event of disability, PSAs and STI Shift Awards are paid out at target; RSUs are paid in full; SARs/TSRUs vest and are settled on the fifth anniversary of the date of grant; and outstanding stock options continue to vest and become exercisable for the full option term, provided the executive remains permanently and totally disabled.

• Payments Made Upon Death

Under our legacy Pfizer flexible benefits program, eligible employees, including the continuing Named Executive Officers other than Dr. Dolsten and Mr. Germano, have the ability to purchase life insurance benefits of eight times pay (subject to evidence of insurability requirements) up to a maximum of $4.0 million. Pfizer provides one times base pay with a maximum cap of $2.0 million paid by the Company. The deceased executive's pension and deferred compensation are also payable in accordance with the plans and the executive's election.

Under our legacy Wyeth health and insurance benefits program, eligible employees, including Dr. Dolsten and Mr. Germano, have the ability to purchase up to eight times base pay in life insurance benefits with no limit. In addition, coverage of one times base pay, with no maximum in coverage, is paid by the Company. The deceased executive's pension and other retirement savings and deferred compensation are also payable in accordance with the plans and the executive's election.

Under the Long-Term Incentive Program, in the event of death, PSAs and STI Shift Awards are paid out at target; RSUs are paid in full; SARs/TSRUs vest and are immediately settled; and stock options immediately vest and become exercisable for the remainder of the option term if the participant is eligible for retirement; if not, the stock options remain exercisable for up to two years.

• Payments Made Upon Retirement

Under the Long-Term Incentive Program, if a participant retires (after attaining age 55 with at least 10 years of service) after the first anniversary of the grant date, RSUs are prorated based on service subsequent to the grant date; SARs/TSRUs continue to vest and are settled on the fifth anniversary of the grant date; and outstanding stock options continue to vest and become exercisable for the full term of the option. PSAs may be prorated at the end of the performance period (at the discretion of the Committee) if the participant is employed through December 31 of the year of grant. If the retirement takes place prior to the first anniversary of the grant date, these long-term awards are forfeited. Based on age and years of service, Mr. Read is the only continuing Named Executive Officer eligible for retirement treatment and would receive $6,390,162 under his long-term awards as of December 31, 2010 in the event of his retirement.

See "Retirement and Savings Plans" and "Retiree Health Care Benefits" for further information on health care, retirement and savings plan benefits under Pfizer's plans.

• Payments Made Upon Change in Control

Under the Long-Term Incentive Program, if a participant's employment is terminated within 24 months of a change in control, PSAs and STI Shift Awards are paid out at target; RSUs are paid in full; TSRUs/SARs vest and are immediately settled; and stock options immediately vest and become exercisable for the remainder of the option term.

This table provides certain information as of December 31, 2010 with respect to our equity compensation plans:

EQUITY COMPENSATION PLAN INFORMATION

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	486,368,443[1]	$27.72	405,002,652[2]
Equity compensation plans not approved by security holders	0	N/A	0
Total	486,368,443	$27.72	405,002,652

(1) This amount includes the following:

- 427,226,176 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $28.03.
- 5,168,654 shares issuable pursuant to outstanding share awards that have been granted under the Pfizer Inc. 2004 Stock Plan, as amended and restated (the "2004 Stock Plan"), but not yet earned as of December 31, 2010. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined by a formula that measures our performance, in terms of total shareholder return, over the applicable performance period relative to the performance of the pharmaceutical peer group, as discussed above. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).
- 41,177,286 shares subject to restricted stock units, granted under the 2004 Stock Plan. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).
- 12,637,205 non-vested shares and 159,122 vested shares pursuant to TSRUs granted under the 2004 Stock Plan with a weighted average exercise price of $17.38. The number of shares, if any, to be issued pursuant to outstanding TSRUs will be determined by the difference between the defined settlement price and the grant price, plus the dividends accumulated during a 5-year term. (As discussed elsewhere in this Proxy Statement, 7-Year TSRUs were first granted in 2011 and therefore are not shown in this table.) The settlement price is the 20-day average closing stock price ending on the fifth anniversary of the grant.

(2) This amount represents the number of shares available (405,002,652) for issuance pursuant to stock options and awards that could be granted in the future under the 2004 Stock Plan. Under the 2004 Stock Plan, any option granted reduces the available number of shares on a one-to-one basis and any whole share award granted reduces the available number of shares on a two-to-one basis.

In 2003, Pfizer acquired Pharmacia Corporation and assumed various stock-based plans. No further grants may be made under any of these plans. As of December 31, 2010, under the Pharmacia 2001 Long-Term Incentive Plan, 23,430,064 shares were issuable upon the exercise of outstanding stock options at a weighted average exercise price of $31.58. In addition, under the other assumed Pharmacia plans, as of December 31, 2010, there were 7,948,160 shares issuable upon the exercise of outstanding stock options, and those options had a weighted average exercise price per share of $32.24. Information regarding these various options is not included in the above table.

In 2000, Pfizer acquired Warner-Lambert Company and assumed 264,056 shares issuable pursuant to the Warner-Lambert 1996 Stock Plan in settlement of Warner-Lambert directors' compensation that had been deferred by certain former Warner-Lambert directors prior to Pfizer's acquisition of Warner-Lambert. Information regarding those shares is not included in the above table.

On October 15, 2009, Pfizer acquired Wyeth and assumed the Wyeth Management Incentive Plan (the "MIP Plan"), pursuant to which no subsequent awards have been or will be made. As of December 31, 2010 there were 168,155 shares issuable in settlement of the participants' accounts, which will be delivered upon separation from Pfizer, subject to meeting the requirements of the MIP Plan. Information regarding these shares is not included in the above table.

FINANCIAL MEASURES

The following table contains reconciliations of 2010 and 2009 U.S. GAAP revenues and U.S. GAAP diluted EPS to revenues and adjusted diluted EPS for annual incentive purposes relating to the Financial Performance Table within this Proxy Statement (Unaudited).

Financial Measures

(Billions, except per common share data)	2010	2009
Revenues	$67.8	$50.0
Foreign exchange impact relative to rates in effect for budget purposes	0.3	(1.3)
Exclusion of non-recurring items	—	0.1
Subtotal	$68.1	$48.8
Revenues from legacy Wyeth products	—	(3.3)
Revenues for Annual Incentive purposes*	$68.1	$45.5
Diluted EPS*	$1.02	$1.23
Purchase accounting adjustments—net of tax	0.76	0.38
Acquisition-related costs—net of tax	0.36	0.40
Discontinued operations—net of tax	—	—
Certain significant items—net of tax	0.09	0.01
Adjusted diluted EPS	$2.23	$2.02
Foreign exchange impact relative to rates in effect for budget purposes	0.04	(0.06)
Exclusion of non-recurring items	—	0.02
Adjusted diluted EPS for Annual Incentive purposes*	$2.27	$1.98

* Revenues and adjusted diluted EPS used for annual Incentive purposes in 2009 reflected Pfizer stand-alone results. The weighted average shares used for adjusted diluted EPS for annual Incentive purposes in 2009 was 6,767 million. For a full reconciliation of adjusted diluted EPS see the Financial Report incorporated by reference in our 2010 Annual Report on Form 10-K.

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS AND NOMINATION OF DIRECTORS

Under the rules of the SEC, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2012 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 235 East 42nd Street, New York, NY 10017-5755 by November 23, 2011. The proposal should be sent to the attention of the Secretary of the Company.

Under our By-laws, certain procedures are provided that a shareholder must follow to nominate persons for election as Directors or to introduce an item of business at an Annual Meeting of Shareholders. These procedures provide that nominations for Director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to the Secretary of the Company at our principal executive offices. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2012 Annual Meeting:

- if the 2012 Annual Meeting is being held within 25 days before or after the anniversary of the date of this year's Annual Meeting (April 28, 2011), we must receive notice not less than 90 days nor more than 120 days in advance of the anniversary of the 2011 Annual Meeting; or
- 10 days following the date on which notice of the date of the 2012 Annual Meeting is mailed or the public disclosure of the date of the 2012 Annual Meeting is made, whichever first occurs.

For any other meeting, the nomination or item of business must be received by the tenth day following the date of public disclosure of the date of the meeting.

Our Annual Meeting of Shareholders is generally held on the fourth Thursday of April. Assuming that our 2012 Annual Meeting is held on schedule, we must receive notice of your intention to introduce a nomination or other item of business at that Meeting between December 30, 2011 and January 30, 2012. If we do not receive notice during that time period, or if we meet certain other requirements of the SEC rules, the persons named as proxies in the proxy materials relating to that Meeting will use their discretion in voting the proxies when any such matters are raised at the Meeting.

The nomination must contain the following information about the nominee (amongst other information, as specified in the By-laws):

- name;
- age;
- business and residence addresses;
- principal occupation or employment;
- the class and number of shares of capital stock owned (beneficially and of record) by the nominee;
- the information that would be required under the rules of the SEC in a proxy statement or other filing required to be made in connection with the solicitation of proxies for election as directors pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder; and
- a signed consent of the nominee to serve as a Director of the Company, if elected.

Notice of a proposed item of business must include (amongst other information, as specified in the By-laws):

- a brief description of the substance of, and the reasons for conducting, such business at such Meeting; and
- as to the stockholder proponent and the beneficial owner, if any, on whose behalf the proposal is being made:
  - the name and address of each such person and of any holder of record of the stockholder proponent's shares as they appear on our records;
  - the class and number of all shares of capital stock owned by each such person (beneficially and of record) (with supporting documentation where appropriate);
  - any material interest of each such person, or any affiliates or associates of each such person, in such business; and
  - any other information relating to each such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by each such person with respect to the proposed business to be brought by each such person before the annual meeting pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

OTHER BUSINESS

The Board is not aware of any matters that are expected to come before the 2011 Annual Meeting other than those referred to in this Proxy Statement and the possible submission of the Walden Proposal, discussed below, which is not included in this Proxy Statement but may be presented by Walden Asset Management ("Walden") at the Annual Meeting. If the Walden Proposal is presented at the Annual Meeting, the Proxy Committee appointed by the Board of Directors will have discretionary authority pursuant to Rule 14a-4(c) under the Securities Exchange Act of 1934 with respect to the Walden Proposal and intends to exercise such discretion to vote AGAINST the proposal. If any other matter should come before the Annual Meeting, the Proxy Committee intends to vote the proxies in accordance with its best judgment.

Walden has advised the Company that it plans to present a proposal (the "Walden Proposal") at the Annual Meeting requesting that the Board review and report to shareholders concerning the Company's role on the board of directors of the U.S. Chamber of Commerce. The Walden Proposal was not submitted under Rule 14a-8 of the Securities Exchange Act of 1934, and Walden did not seek to have the Walden Proposal included in this Proxy Statement. If presented at the Annual Meeting, the adoption of the Walden Proposal, like the other shareholder proposals that are on the Company's agenda for the Annual Meeting, would require the approval of a majority of the votes cast. Abstentions and broker non-votes would not be considered as votes cast and would have no effect on the outcome of the vote on the Walden Proposal.

The Chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the procedures described above under "Requirement, including Deadlines, for Submission of Proxy Proposals and Nomination of Directors."

Whether or not you plan to attend the Meeting, please vote by telephone, on the Internet, or by mail.

If you vote by telephone, the call is toll-free within the U.S., U.S. territories and Canada. No postage is required for mailing in the United States if you vote by mail using the enclosed prepaid envelope.

By order of the Board of Directors,

Matthew Lepore
Vice President and Corporate Secretary

PFIZER INC.
CORPORATE GOVERNANCE PRINCIPLES

Role and Composition of the Board of Directors

1. General. The Board of Directors, which is elected by the shareholders, is the ultimate decision-making body of the Company, except with respect to those matters reserved to the shareholders. It selects the Chief Executive Officer and other members of the senior management team, which is charged with the conduct of the Company's business. Having selected the senior management team, the Board acts as an advisor and counselor to senior management and ultimately monitors its performance. The function of the Board to monitor the performance of senior management is facilitated by the presence of non-employee Directors of stature who have substantive knowledge of the Company's business.

2. Succession Planning. The Board also plans for succession to the position of Chief Executive Officer as well as certain other senior management positions. To assist the Board, the Chief Executive Officer annually provides the Board with an assessment of senior managers and their potential to succeed him or her. He or she also provides the Board with an assessment of persons considered potential successors to certain senior management positions.

3. Board Leadership. The independent Directors will annually elect a Chairman of the Board, who may or may not be the Chief Executive Officer of the Company. If the individual elected as Chairman of the Board is the Chief Executive Officer, the independent Directors shall also elect a Lead Independent Director. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board as a whole. He or she shall perform such other duties, and exercise such powers, as from time to time shall be prescribed in the Company's By-laws or by the Board of Directors. The Lead Independent Director shall preside over executive sessions of the Company's independent Directors, facilitate information flow and communication among the Directors, and perform such other duties as may be specified by the Board and outlined in the Charter of the Lead Independent Director.

4. Director Independence. It is the policy of the Company that the Board consist of a majority of independent Directors. The Corporate Governance Committee of the Board has established Director Qualification Standards to assist it in determining Director independence, which either meet or exceed the independence requirements of the New York Stock Exchange ("NYSE") corporate governance listing standards. The Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the Director, but also from that of persons or organizations with which the Director has an affiliation.

5. Board Size. It is the policy of the Company that the number of Directors not exceed a number that can function efficiently as a body. The Corporate Governance Committee considers and makes recommendations to the Board concerning the appropriate size and needs of the Board. The Corporate Governance Committee considers candidates to fill new positions created by expansion and vacancies that occur by resignation, by retirement or for any other reason.

6. Selection Criteria. Candidates are selected for, among other things, their integrity, independence, diversity of experience, leadership and their ability to exercise sound judgment. Scientific expertise, prior government service and experience at policy-making levels involving issues affecting business, government, education, technology, as well as areas relevant to the Company's global business, are among the most significant criteria. Final approval of a candidate is determined by the full Board.

7. Voting for Directors. In accordance with the Corporation's By-laws, unless the Secretary of the Company determines that the number of nominees exceeds the number of Directors to be elected as of the record date for any meeting of the shareholders, a nominee must receive more votes cast for than against his or her election or re-election in order to be elected or re-elected to the Board. The Board expects a Director to tender his or her resignation if he or she fails to receive the required number of votes for re-election. The Board shall nominate for election or re-election as Director only candidates who agree to tender, promptly following such person's failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon Board acceptance of such resignation. In addition, the Board shall fill Director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other Directors in accordance with this Corporate Governance Principle.

If an incumbent Director fails to receive the required vote for re-election, then, within 90 days following certification of the shareholder vote, the Corporate Governance Committee will act to determine whether to accept the Director's resignation and will submit such recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation. The Corporate Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a Director's resignation.

Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer.

Thereafter, the Board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission.

If each member of the Corporate Governance Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.

However, if the only Directors who receive the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

8. Director Service on Other Public Boards. Ordinarily, Directors should not serve on more than four other boards of public companies in addition to the Company's Board. Current positions in excess of these limits may be maintained unless the Board of Directors determines that doing so would impair the Director's service on the Company's Board.

9. Former Chief Executive Officer as Director. Effective 2001, upon retirement from the Company, the former Chief Executive Officer will not retain Board membership.

10. Change in Director Occupation. When a Director's principal occupation or business association changes substantially during his or her tenure as a Director, that Director shall tender his or her resignation for consideration by the Corporate Governance Committee. The Corporate Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

11. Director Compensation. The Corporate Governance Committee annually reviews the compensation of Directors.

12. Ownership Requirements. All non-employee Directors are required to hold at least $300,000 worth of Pfizer stock, and/or the units issued as compensation for Board service, while serving as a Director of the Company. New Directors will have five years to attain this ownership threshold. Shares or units held by a Director under any deferral plan are included in calculating the value of ownership to determine whether this minimum ownership requirement has been met.

13. Director Retirement. Directors are required to retire from the Board when they reach the age of 73; a Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholders meeting coincident with or next following his or her 73rd birthday. On the recommendation of the Corporate Governance Committee, the Board may waive this requirement as to any Director if it deems such waiver to be in the best interests of the Company.

14. Board and Committee Self-Evaluation. The Board, and each Committee, are required to conduct a self-evaluation of their performance at least annually.

15. Term Limits. The Board does not endorse arbitrary term limits on Directors' service, nor does it believe in automatic annual re-nomination until Directors reach the mandatory retirement age. The Board self-evaluation process is an important determinant for continuing service.

16. Committees. It is the general policy of the Company that all major decisions be considered by the Board as a whole. As a consequence, the Committee structure of the Board is limited to those Committees considered to be basic to, or required or appropriate for, the operation of the Company. Currently these Committees are the Executive Committee, Audit Committee, Compensation Committee, Corporate Governance Committee, Regulatory and Compliance Committee and Science and Technology Committee.

The members and chairs of these Committees are recommended to the Board by the Corporate

Governance Committee. The Audit Committee, Compensation Committee and Corporate Governance Committee are made up of only independent Directors. The membership of these Committees is rotated from time to time. In addition to the requirement that a majority of the Board satisfy the independence standards noted above in Paragraph 4, Director Independence, members of the Audit Committee also must satisfy an additional NYSE independence standard. Specifically, they may not accept directly or indirectly any consulting, advisory or other compensatory fee from Pfizer or any of its subsidiaries other than their Director compensation. As a matter of policy, the Board also will apply a separate and heightened independence standard to members of both the Compensation and Corporate Governance Committees. No member of either Committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from Pfizer or any of its subsidiaries.

17. Director Orientation and Continuing Education. In furtherance of its policy of having major decisions made by the Board as a whole, the Company has a full orientation and continuing education process for Board members that includes extensive materials, meetings with key management and visits to Company facilities.

18. Chief Executive Officer Performance Goals and Annual Evaluation. The Compensation Committee is responsible for setting annual and long-term performance goals for the Chief Executive Officer and for evaluating his or her performance against such goals. The Committee meets annually with the Chief Executive Officer to receive his or her recommendations concerning such goals. Both the goals and the evaluation are then submitted for consideration by the independent Directors at a meeting or executive session of that group. The Committee then meets with the Chief Executive Officer to evaluate his or her performance against such goals.

19. Senior Management Performance Goals. The Compensation Committee also is responsible for setting annual and long-term performance goals and compensation for the direct reports to the Chief Executive Officer. These decisions are approved or ratified by action of the independent Directors at a meeting or executive session of that group.

20. Communication with Stakeholders The Chief Executive Officer is responsible for establishing effective communications with the Company's stakeholder groups, i.e., shareholders, customers, Company associates, communities, suppliers, creditors, governments and corporate partners.

It is the policy of the Company that management speaks for the Company. This policy does not preclude non-employee Directors, including the Chairman of the Board or the Lead Independent Director, from meeting with shareholders, but it is suggested that in most circumstances any such meetings be held with management present.

21. Annual Meeting Attendance. All Board members are expected to attend our Annual Meeting of Shareholders unless an emergency prevents them from doing so.

Board Functions

22. Agenda. The Chief Executive Officer, with approval from the Chairman of the Board or the Lead Independent Director, shall set the agenda for Board meetings with the understanding that the Board is responsible for providing suggestions for agenda items that are aligned with the advisory and monitoring functions of the Board. Agenda items that fall within the scope of responsibilities of a Board Committee are reviewed with the chair of that Committee. Any member of the Board may request that an item be included on the agenda.

23. Board Materials. Board materials related to agenda items are provided to Board members sufficiently in advance of Board meetings to allow the Directors to prepare for discussion of the items at the meeting.

24. Board Meetings. At the invitation of the Board, members of senior management recommended by the Chief Executive Officer shall attend Board meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Board are made by the manager responsible for that area of the Company's operations.

25. Director Access to Corporate and Independent Advisors. In addition, Board members have free access to all other members of management and employees of the Company and, as necessary and appropriate, Board members may consult with independent legal, financial, accounting and other advisors to assist in their duties to the Company and its shareholders.

26. Executive Sessions. Executive sessions or meetings of non-employee Directors without management present are held regularly (at least four times a year) to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chief Executive Officer and other senior managers is based, the performance of the Chief Executive Officer against such criteria, the compensation of the Chief Executive Officer and other senior managers, and any other relevant matters. Meetings are held from time to time with the Chief Executive Officer for a general discussion of relevant subjects.

27. Annual Board Self-Evaluation. The Board, under the direction of the Corporate Governance Committee, will prepare an annual performance self-evaluation.

Committee Functions

28. Independence. The Audit, Compensation and Corporate Governance Committees consist only of independent Directors. A majority of the members of the Regulatory and Compliance Committee must be independent Directors.

29. Meeting Conduct. The frequency, length and agenda of meetings of each of the Committees are determined by the chair of the Committee. Sufficient time to consider the agenda items is provided. Materials related to agenda items are provided to the Committee members sufficiently in advance of the meeting where necessary to allow the members to prepare for discussion of the items at the meeting.

30. Scope of Responsibilities. The responsibilities of each of the Committees are determined by the Board from time to time.

31. Annual Committee Self-Evaluation. Each Committee is responsible for preparing an annual performance self-evaluation.

Policy on Poison Pills

32. Expiration of Rights Agreement. The Board amended Pfizer's Rights Agreement, or "Poison Pill," to cause the Agreement to expire on December 31, 2003. The term Poison Pill refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt.

The Board has adopted a statement of policy that it shall seek and obtain shareholder approval before adopting a Poison Pill; provided, however, that the Board may determine to act on its own to adopt a Poison Pill, if, under the circumstances, the Board, including the majority of the independent members of the Board, in its exercise of its fiduciary responsibilities, deems it to be in the best interest of Pfizer's shareholders to adopt a Poison Pill without the delay in adoption that would come from the time reasonably anticipated to seek shareholder approval.

If the Board were ever to adopt a Poison Pill without prior shareholder approval, the Board would either submit the Poison Pill to shareholders for ratification, or would cause the Poison Pill to expire within one year.

The Corporate Governance Committee will review this Poison Pill policy statement on an annual basis, including the stipulation which addresses the Board's fiduciary responsibility to act in the best interest of the shareholders without prior shareholder approval, and report to the Board any recommendations it may have concerning the policy.

Periodic Review of Corporate Governance Principles

33. These principles are reviewed by the Board at least annually.

Appendix A

2010 Financial Report

Financial Review

Pfizer Inc. and Subsidiary Companies

Introduction

Our Financial Review is provided to assist readers in understanding the results of operations, financial condition and cash flows of Pfizer Inc. (the Company). It should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements. The discussion in this Financial Review contains forward-looking statements that involve substantial risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors such as those discussed in Part 1, Item 1A, "Risk Factors" of our 2010 Annual Report on Form 10-K and in the "Forward-Looking Information and Factors That May Affect Future Results", "Our Operating Environment" and "Our Strategy" sections of this Financial Review.

In accordance with Pfizer's international year-end, the financial information included in our consolidated financial statements for our subsidiaries operating outside the United States (U.S.) is as of and for the year ended November 30 for each year presented. On October 15, 2009, we completed our acquisition of Wyeth in a cash-and-stock transaction valued on that date at approximately $68 billion. Commencing from the acquisition date, our financial statements reflect the assets, liabilities, operating results and cash flows of Wyeth. As a result, legacy Wyeth operations are reflected in our results of operations for the year ended December 31, 2010. In accordance with our domestic and international fiscal year-ends, our consolidated financial statements for the year ended December 31, 2009 reflect approximately two-and-a-half months of the fourth calendar quarter of 2009 in the case of Wyeth's U.S. operations and approximately one-and-a-half months of the fourth calendar quarter of 2009 in the case of Wyeth's international operations.

The Financial Review is organized as follows:

- *Overview of Our Performance, Operating Environment, Strategy and Outlook.* This section, beginning on page 2, provides information about the following: our business; our 2010 performance; our operating environment, including the impacts and anticipated impacts of the U.S. healthcare legislation enacted in March 2010; our strategy, including our recently announced initiative to improve the innovation and overall productivity of our research and development operation; our business development initiatives, such as acquisitions, dispositions, licensing and collaborations; our financial guidance for 2011; and our financial targets for 2012.
- *Accounting Policies.* This section, beginning on page 10, discusses those accounting policies that we consider important in understanding Pfizer's consolidated financial statements. For additional discussion of our accounting policies, see Notes to Consolidated Financial Statements—*Note 1. Significant Accounting Policies.*
- *Acquisition of Wyeth.* This section, beginning on page 15, discusses our acquisition of Wyeth, the use of fair value and the recognition of assets acquired and liabilities assumed in connection with our acquisition of Wyeth. For additional details related to the acquisition of Wyeth, see Notes to Consolidated Financial Statements—*Note 2. Acquisition of Wyeth.*
- *Analysis of the Consolidated Statements of Income.* This section begins on page 20, and consists of the following sections:
  - *Revenues.* This section, beginning on page 20, provides an analysis of our revenues and products for the three years ended December 31, 2010, including an overview of important product developments.
  - *Costs and Expenses.* This section, beginning on page 32, provides a discussion about our costs and expenses.
  - *Provision for Taxes on Income.* This section, beginning on page 36, provides a discussion of items impacting our tax provision for the periods presented and of two items that will impact our results beginning in 2011.
  - *Adjusted Income.* This section, beginning on page 37, provides a discussion of an alternative view of performance used by management.
- *Financial Condition, Liquidity and Capital Resources.* This section, beginning on page 41, provides an analysis of our consolidated balance sheets as of December 31, 2010 and 2009, and consolidated cash flows for each of the three years ended December 31, 2010, 2009 and 2008, as well as a discussion of our outstanding debt and other commitments that existed as of December 31, 2010. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to help fund Pfizer's future activities.
- *New Accounting Standards.* This section, on page 45, discusses accounting standards that we recently have adopted, as well as those that recently have been issued but not yet adopted by us.
- *Forward-Looking Information and Factors That May Affect Future Results.* This section, beginning on page 45, provides a description of the risks and uncertainties that could cause actual results to differ materially from those discussed in forward-looking statements presented in this Financial Review relating to our financial and operating performance, business plans and prospects, in-line products and product candidates, and share-repurchase and dividend-rate plans. Such forward-looking statements are based on management's current expectations about future events, which are inherently susceptible to uncertainty and changes in circumstances. Also included in this section are discussions of Financial Risk Management and Legal Proceedings and Contingencies.

Overview of Our Performance, Operating Environment, Strategy and Outlook

Our Business

Our mission is to apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines for people and animals. Our diversified global healthcare portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as nutritional products and many of the world's best-known consumer products. Every day, we work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. We also collaborate with other biopharmaceutical companies, healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. Our revenues are derived from the sale of our products, as well as through alliance agreements, under which we co-promote products discovered by other companies.

Our 2010 Performance

Revenues increased 36% in 2010 to $67.8 billion, compared to $50.0 billion in 2009, due to the inclusion of revenues from legacy Wyeth products for a full year in 2010 compared to part of the year in 2009, which favorably impacted revenues by $18.1 billion or 37%, and the favorable impact of foreign exchange, which increased revenues by approximately $1.1 billion, or 2%, partially offset by the net revenue decrease from legacy Pfizer products of $1.4 billion, or 3%.

The significant impacts on revenues for 2010, compared to 2009, are as follows:

	2010 vs. 2009	
(MILLIONS OF DOLLARS)	INCREASE/ (DECREASE)	% CHANGE
Enbrel (outside the U.S. and Canada)[(a)]	$2,896	*
Prevnar/Prevenar 13[(a)]	2,416	*
Effexor[(a), (b)]	1,198	*
Prevnar/Prevenar (7-valent)[(a)]	966	*
Premarin family[(a)]	827	*
Zosyn/Tazocin[(a)]	768	*
Protonix[(a)]	622	*
BeneFIX[(a)]	545	*
Pristiq[(a)]	384	*
ReFacto AF/Xyntha[(a)]	357	*
Detrol/Detrol LA	(141)	(12)
Camptosar[(b)]	(215)	(64)
Norvasc[(b)]	(467)	(24)
Lipitor[(b)]	(701)	(6)
Alliance revenues[(a)]	1,159	40
All Other Biopharmaceutical[(a), (c)]	890	12
Animal Health[(a)]	811	29
Consumer Healthcare[(a)]	2,278	*
Nutrition[(a)]	1,676	*

(a) Reflects the inclusion of revenues from legacy Wyeth products.
(b) Effexor lost exclusivity in the U.S. in July 2010. Lipitor lost exclusivity in Canada in May 2010, Spain in July 2010 and Brazil in August 2010 and faces intense competition in the U.S. and other markets from generic and branded products. Camptosar lost exclusivity in Europe in July 2009. Norvasc lost exclusivity in Canada in July 2009.
(c) Relates to "All Other" category included in the *Revenues—Major Biopharmaceutical Products* table presented in this Financial Review.
* Calculation not meaningful.

Income from continuing operations was $8.3 billion in 2010 compared to $8.6 billion in 2009, reflecting:

- the inclusion of a full year of expenses associated with the legacy Wyeth operations in 2010, compared to part of the year in 2009;
- the impact of purchase accounting adjustments primarily related to the Wyeth acquisition on *Cost of sales* and *Amortization of intangible assets*;
- impairment charges of $2.1 billion (pre-tax) primarily related to certain intangible assets acquired as part of the Wyeth acquisition and one legacy Pfizer product, Thelin (see further discussion in the "Costs and Expenses—Other (Income)/Deductions—Net" section of this Financial Review and Notes to Consolidated Financial Statements—*Note 2. Acquisition of Wyeth, Note 3B. Other Significant Transactions and Events: Asset Impairment Charges, Note 6. Other (Income)/Deductions—net* and *Note 12B. Goodwill and Other Intangible Assets: Other Intangible Assets*);
- higher net interest expense, mainly due to the issuance of debt in connection with the acquisition of Wyeth and the addition of legacy Wyeth debt, as well as lower interest income due to lower interest rates coupled with lower average investment balances;
- an additional charge of $1.3 billion (pre-tax) for asbestos litigation related to our wholly owned subsidiary Quigley Company, Inc. (see Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies*);

- lower revenues for legacy Pfizer products;
- a write-off of Wyeth-related inventory of $212 million (pre-tax) (which includes a purchase accounting fair value adjustment of $104 million) (see Notes to Consolidated Financial Statements—*Note 3B. Other Significant Transactions and Events: Asset Impairment Charges* and *Note 10. Inventories*); and
- the non-recurrence of a $482 million gain recorded in 2009 related to ViiV Healthcare Limited (ViiV), a joint venture with GlaxoSmithKline plc (see Notes to Consolidated Financial Statements—*Note3E. Other Significant Transactions and Events: Equity-Method Investments*),

partially offset by:

- higher revenues for legacy Wyeth products due to the inclusion of a full year of revenues from legacy Wyeth products in 2010 compared to part of the year in 2009;
- a decrease in the 2010 effective tax rate (see further discussion in the "Provision for Taxes on Income" section of this Financial review);
- the favorable impact of foreign exchange; and
- lower *Restructuring charges and certain acquisition-related costs*.

Our Operating Environment

U.S. Healthcare Legislation

Principal Provisions Affecting Us

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (together, the U.S. Healthcare Legislation), was enacted in the U.S. This legislation has both current and longer-term impacts on us, as discussed below.

Certain provisions of the U.S. Healthcare Legislation became effective in 2010 or on January 1, 2011, while other provisions will become effective on various dates over the next several years. The principal provisions affecting us provide for the following:

- an increase, from 15.1% to 23.1%, in the minimum rebate on branded prescription drugs sold to Medicaid beneficiaries (effective January 1, 2010);
- extension of Medicaid prescription drug rebates to drugs dispensed to enrollees in certain Medicaid managed care organizations (effective March 23, 2010);
- expansion of the types of institutions eligible for the "Section 340B discounts" for outpatient drugs provided to hospitals meeting the qualification criteria under Section 340B of the Public Health Service Act of 1944 (effective January 1, 2010);
- discounts on branded prescription drug sales to Medicare Part D participants who are in the Medicare "coverage gap," also known as the "doughnut hole" (effective January 1, 2011); and
- an annual fee payable to the federal government (which is not deductible for U.S. income tax purposes) based on our prior-calendar-year share relative to other companies of branded prescription drug sales to specified government programs (effective January 1, 2011, with the total fee to be paid each year by the pharmaceutical industry increasing annually through 2018).

In addition, the U.S. Healthcare Legislation includes provisions that affect the cost of certain of our postretirement benefit plans. Companies currently are permitted to take a deduction for federal income tax purposes in an amount equal to the subsidy received from the federal government related to their provision of prescription drug coverage to Medicare-eligible retirees. Under the U.S. Healthcare Legislation, effective for tax years beginning after December 31, 2012, companies will no longer be able to take that deduction. While the loss of this deduction will not take effect for a few years, under U.S. generally accepted accounting principles, we were required to account for the impact in the first quarter of 2010, the period when the provision was enacted into law, through a write-off of the deferred tax asset associated with those previously expected future income tax deductions. Other provisions of the U.S. Healthcare Legislation relating to our postretirement benefit plans will affect the measurement of our obligations under those plans, but those impacts are not expected to be significant.

Current and Anticipated Financial Impacts

Our revenues were adversely impacted by $289 million in 2010, compared to last year, as a result of the increase in the minimum rebate on branded prescription drugs sold to Medicaid beneficiaries and the extension of Medicaid prescription drug rebates to drugs dispensed to enrollees in certain Medicaid managed care organizations and, to a lesser extent, the expansion of the types of institutions eligible for the "340B discounts" for outpatient drugs.

In December 2010, the Financial Accounting Standards Board (FASB) issued an accounting standard update which provides guidance that the annual fee based on branded prescription drug sales to specified government programs should be recorded as an operating expense rather than as a reduction of revenues. After consideration of this new accounting standard, we currently expect that the provisions of the U.S. Healthcare Legislation that became effective in 2010, together with the discounts on branded prescription drug sales to Medicare Part D participants who are in the Medicare "doughnut hole" that became effective on January 1, 2011, will adversely affect revenues by approximately $600 million in 2011 and $500 million in 2012. In addition, we currently expect that the annual fee based on branded prescription drug sales to specified government programs will adversely affect *Selling, informational and administrative expenses* by approximately $300 million in each of 2011 and 2012. These estimates are reflected in our 2011 financial guidance and 2012 financial targets, announced on February 1, 2011 (see the "Our Financial Guidance for 2011" and "Our Financial Targets for 2012" sections of this Financial Review for additional information).

In 2010, our income tax expense was impacted by, among other things, the write-off, in the first quarter of 2010, of the deferred tax asset of approximately $270 million to account for the loss of the deduction, for tax years beginning after December 31, 2012, of an amount equal to the subsidy from the federal government related to our provision of prescription drug coverage to Medicare-eligible retirees. This write-off was recorded in *Provision for taxes on income* in our Consolidated Statement of Income. For additional information on the impact of this write-off on our effective tax rate for 2010, see the "Provision for Taxes on Income" section of this Financial Review.

The financial impact of U.S. healthcare reform may be affected by certain additional factors over the next few years, including pending implementation guidance relating to the U.S. Healthcare Legislation and certain healthcare reform proposals. In addition, the U.S. Healthcare Legislation requires that, except in certain circumstances, individuals obtain health insurance beginning in 2014, and it also provides for an expansion of Medicaid coverage in 2014. It is expected that, as a result of these provisions, there will be a substantial increase in the number of Americans with health insurance beginning in 2014, a significant portion of whom will be eligible for Medicaid. We anticipate that this will increase demand for pharmaceutical products overall. However, in view of the many uncertainties, we are unable at this time to determine whether and to what extent sales of Pfizer prescription pharmaceutical products in the U.S. will be impacted.

Biotechnology Products

The U.S. Healthcare Legislation provides an abbreviated legal pathway to approve biosimilars (also referred to as "follow-on biologics"). Innovator biologics were granted 12 years of exclusivity, with a potential six-month pediatric extension. After the exclusivity period expires, the U.S. Food and Drug Administration (FDA) could approve biosimilar versions of innovator biologics. The regulatory implementation of these provisions is ongoing and expected to take several years. If competitors are able to obtain marketing approval for biosimilars referencing our biotechnology products, our biotechnology products may become subject to competition from biosimilars, with the attendant competitive pressure.

The budget proposal submitted to Congress by President Obama in February 2011 includes a provision that would reduce the base exclusivity period for biologics from 12 years to seven years. There is no assurance that this provision will be enacted into law.

<u>Other Industry-Specific Challenges</u>
The majority of our revenues come from the manufacture and sale of Biopharmaceutical products. The biopharmaceutical industry is highly competitive and we face a number of industry-specific challenges, which can significantly impact our results. These factors include among others: the loss or expiration of intellectual property rights, the regulatory environment and pipeline productivity, pricing and access pressures, and increasing competition among branded products.

The Loss or Expiration of Intellectual Property Rights—As is inherent in the biopharmaceutical industry, the loss or expiration of intellectual property rights can have a significant adverse effect on our revenues. Many of our products have multiple patents that expire at varying dates, thereby strengthening our overall patent protection. However, once patent protection has expired or has been lost prior to the expiration date as a result of a legal challenge, we lose exclusivity on these products, and generic pharmaceutical manufacturers generally produce similar products and sell them for a lower price. This price competition can substantially decrease our revenues for products that lose exclusivity, often in a very short period of time. While small molecule products are impacted in such a manner, biologics currently have additional barriers to entry related to the manufacture of such products and, therefore, generic competition may not be as significant. A number of our current products are expected to face significantly increased generic competition over the next few years.

In the U.S., we lost exclusivity for Effexor XR in July 2010, Aricept 5mg and 10mg tablets in November 2010, for Protonix in January 2011, and Vfend tablets in February 2011. We lost exclusivity for Lipitor in Canada in May 2010, Spain in July 2010 and Brazil in August 2010. In addition, the basic patent for Vfend tablets in Brazil expired in January 2011. We expect to lose exclusivity for various products over the next few years, including the following in 2011:

- Xalatan in the U.S. in March 2011;
- Aromasin in the U.S. in April 2011 and in the European Union (EU) and Japan in July 2011;
- Xalatan and Xalacom in the majority of major European markets in July 2011. We are pursuing a pediatric extension for Xalatan in the EU. If we are successful, the exclusivity period for both Xalatan and Xalacom in the majority of major European markets will be extended by six months to January 2012; and
- Lipitor and Caduet in the U.S. in November 2011 (see additional discussion below).

We expect that we will lose exclusivity for Lipitor in the U.S. in November 2011 and, as a result, will lose the substantial portion of our U.S. revenues from Lipitor shortly thereafter. We have granted Watson Laboratories, Inc. (Watson) the exclusive right to sell the authorized generic version of Lipitor in the U.S. for a period of five years, which is expected to commence in November 2011. As Watson's exclusive supplier, we will manufacture and sell generic atorvastatin tablets to Watson. In markets outside the U.S., Lipitor has lost exclusivity in certain countries and will lose exclusivity at various times in certain other countries. We expect to maintain a significant portion of the Lipitor revenues in developed markets outside the U.S. through 2011. We are pursuing a pediatric extension for Lipitor in the EU. If we are successful, the exclusivity period for Lipitor in the majority of major European markets will be extended by six months to May 2012. We do not expect that Lipitor revenues in emerging markets will be materially impacted by the loss of exclusivity in 2011 or over the next several years. In 2010, revenues from Lipitor were approximately $5.3 billion in the U.S. (approximately 18% of our total 2010 U.S. revenues) and approximately $5.4 billion in markets outside the U.S. (about 14% of our total 2010 international revenues, of which approximately $900 million was attributable to emerging markets).

Our financial guidance for 2011 and our financial targets for 2012 reflect the anticipated impact in those years of the loss of exclusivity of various products (see the "Our Financial Guidance for 2011" and "Our Financial Targets for 2012" sections of this Financial Review).

Pipeline Productivity and Regulatory Environment—The discovery and development of safe, effective new products, as well as the development of additional uses for existing products, are necessary for the continued strength of our businesses. We are confronted by increasing regulatory scrutiny of drug safety and efficacy, even as we continue to gather safety and other data on our products, before and after the products have been launched. Our product lines must be replenished over time in order to offset revenue losses when products lose their exclusivity, as well as to provide for revenue and earnings growth. We devote considerable resources to research and development (R&D) activities. These activities involve a high degree of risk and may take many years, and with respect to any specific research and development project, there can be no assurance that the development of any particular product candidate or new indication for an in-line product will achieve desired clinical endpoints and safety profile or will be approved by regulators and lead to a successful commercial product.

We received "warning letters" from the FDA in April 2010 with respect to the clinical trial for Geodon for the treatment of bipolar mania in children and in June 2010 with respect to the reporting of certain post-marketing adverse events relating to certain drugs. We are working with the FDA to address the issues raised in those letters.

Pricing and Access Pressures—Governments, managed care organizations and other payer groups continue to seek increasing discounts on our products through a variety of means such as leveraging their purchasing power, implementing price controls, and demanding price cuts (directly or by rebate actions). In particular, as a result of the economic environment in Europe, the industry has experienced significant pricing pressures in European markets. There were government-mandated price reductions for certain biopharmaceutical products in certain European countries in 2010, and we anticipate continuing pricing pressures in Europe in 2011. Also, health insurers and benefit plans continue to limit access to certain of our medicines by imposing formulary restrictions in favor of the increased use of generics. In prior years, Presidential advisory groups tasked with reducing healthcare spending have recommended and legislative changes have been proposed that would allow the U.S. government to directly negotiate prices with pharmaceutical manufacturers on behalf of Medicare beneficiaries, which we expect would restrict access to and reimbursement for our products. There have also been a number of legislative proposals seeking to allow importation of medicines into the U.S. from countries whose governments control the price of medicines, despite the increased risk of counterfeit products entering the supply chain. If importation of medicines is allowed, an increase in cross-border trade in medicines subject to foreign price controls in other countries could occur and negatively impact our revenues.

Competition Among Branded Products—Many of our products face competition in the form of branded products, which treat similar diseases or indications. These competitive pressures can have an adverse impact on our future revenues.

The Overall Economic Environment

In addition to industry-specific factors, we, like other businesses, continue to face the effects of the challenging economic environment, which have impacted our biopharmaceutical operations in the U.S. and Europe, affecting the performance of products such as Lipitor, Celebrex and Lyrica. We believe that patients, experiencing the effects of the challenging economic environment, including high unemployment levels, and increases in co-pays sometimes are switching to generics, delaying treatments, skipping doses or using less effective treatments to reduce their costs. Challenging economic conditions in the U.S. also have increased the number of patients in the Medicaid program, under which sales of pharmaceuticals are subject to substantial rebates and, in many states, to formulary restrictions limiting access to brand-name drugs, including ours. In addition, during 2010, we continued to experience pricing pressure as a result of the economic environment in Europe, with government-mandated reductions in prices for certain biopharmaceutical products in certain European countries.

Despite the challenging financial markets, Pfizer maintains a strong financial position. Due to our significant operating cash flows, financial assets, access to capital markets and available lines of credit and revolving credit agreements, we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future. Our long-term debt is rated high quality by both Standard & Poor's and Moody's Investors Service. As market conditions change, we continue to monitor our liquidity position. We have taken and will continue to take a conservative approach to our financial investments. Both short-term and long-term investments consist primarily of high-quality, highly liquid, well-diversified, available-for-sale debt securities. For further discussion of our financial condition, see the "Financial Condition, Liquidity and Capital Resources" section of this Financial Review.

A significant portion of our revenues and earnings is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments and foreign currency debt. As we operate in multiple foreign currencies, including the euro, the U.K. pound, the Japanese yen, the Canadian dollar and approximately 100 other currencies, changes in those currencies relative to the U.S. dollar will impact our revenues and expenses. If the U.S. dollar weakens against a specific foreign currency, our revenues will increase, having a positive impact, and our overall expenses will increase, having a negative impact, on net income. Likewise, if the U.S. dollar strengthens against a specific foreign currency, our revenues will decrease, having a negative impact, and our overall expenses will decrease, having a positive impact, on net income. Therefore, significant shifts in currencies can impact our short-term results as well as our long-term forecasts and targets.

Our Strategy

We believe that our medicines provide significant value for both healthcare providers and patients, not only from the improved treatment of diseases but also from a reduction in other healthcare costs, such as emergency room or hospitalization costs, as well as improvements in health, wellness and productivity. We continue to actively engage in dialogues about the value of our products and how we can best work with patients, physicians and payers to prevent and treat disease and improve outcomes. We will work within the current legal and pricing structures, as well as continue to review our pricing arrangements and contracting methods with payers, to maximize access to patients and minimize any adverse impact on our revenues.

In response to the challenging operating environment, we have taken and continue to take many steps to strengthen our Company and better position ourselves for the future. We believe in a comprehensive approach to our challenges—organizing our business to maximize research, development and commercial opportunities, diversifying our sources of revenue, restructuring when necessary to capture cost-reduction opportunities, opportunistically investing in acquisitions and collaboration arrangements and protecting our intellectual property. Selected highlights are as follows:

- We believe that our Primary Care, Specialty Care, Established Products, Oncology and Emerging Markets biopharmaceutical business unit structure enables us to better:
  - manage our products' growth and development from proof-of-concept throughout their entire time on the market;
  - bring innovation to our "go to market" promotional and commercial strategies;
  - develop ways to further enhance the value of established products, including those that have lost or are about to lose their exclusivity;
  - expand our already substantial presence in emerging markets; and
  - create product-line extensions where feasible.
- Our Animal Health, Consumer Healthcare, Nutrition and Capsugel business units provide diverse sources of revenues.
- Through our PharmaTherapeutics research group (discovery of small molecules and related modalities) and BioTherapeutics research group (large-molecule research, including vaccines), we continue to develop and deliver innovative medicines that will benefit patients around the world and make the investments that we believe are necessary to serve patients' needs and to generate long-term growth.

  On February 1, 2011, we announced that we are continuing to closely evaluate our global research and development function and will accelerate our current strategies to improve innovation and overall productivity by prioritizing areas with the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas with the highest potential to deliver value in the near term and over time. To that end, our research will primarily focus on five high-priority areas that have a mix of small and large molecules—immunology and inflammation, oncology, cardiovascular and metabolic diseases, neuroscience and pain and vaccines. In addition to reducing the number of disease areas the Company will focus on, key steps in this process include a realigned research and development footprint, with a planned exit from the Company's Sandwich, United Kingdom (U.K.) site, subject to works council and union consultations, the planned shift of selected resources from the Company's Groton, Connecticut site to its Cambridge, Massachusetts site, and the planned outsourcing of certain functions that do not drive competitive advantage for Pfizer. As a result of these actions, we expect significant reductions in our annual research and development expenses, which are reflected in our 2011 financial guidance and 2012 financial targets, and we expect to incur significant costs, which are also reflected in our 2011 financial guidance and 2012 financial targets. For additional information, see the "Our Financial Guidance for 2011", "Our Financial Targets for 2012" and "Costs and Expenses—Cost-Reduction and Productivity Initiatives and Related Costs" sections of this Financial Review.

  While a significant portion of R&D is done internally, we continue to seek to expand our pipeline by entering into agreements with other companies to develop, license or acquire promising compounds, technologies or capabilities. Collaboration, alliance and license agreements and acquisitions allow us to capitalize on these compounds to expand our pipeline of potential future products. In addition, collaborations and alliances allow us to share risk and to access external scientific and technological expertise.

  For information about our pending new drug applications (NDA) and supplemental filings, see the "Revenues—Product Developments-Biopharmaceutical" section of this Financial Review.
- Our acquisition strategy included the acquisition of Wyeth in 2009, which significantly increased our diversification. We continue to build on our broad portfolio of businesses through various business development transactions announced in 2010. We believe the following transactions will complement our businesses as follows:
  - Our acquisition of King Pharmaceuticals, Inc. complements our current portfolio of pain treatments in our Primary Care unit and provides potential growth opportunities in our Established Products and Animal Health units.
  - Our acquisition of FoldRx Pharmaceuticals, Inc. is expected to strengthen our presence in the growing rare medical disease market, which complements our Specialty Care unit.
  - Our alliance with Biocon complements our Established Products and Emerging Markets unit by advancing our strategies in biosimilars and positions us competitively in the diabetes market over time.
  - Our investment in and commercial agreements with Laboratório Teuto Brasileiro S.A. (Teuto) complement our Emerging Markets unit by giving us access to a large network of independent distributors in Brazil and provide us the opportunity to commercialize Teuto's products outside of Brazil which may also provide opportunities for our Established Products unit.

- Our pending acquisition of Ferrosan's consumer healthcare business will strengthen our presence in dietary supplements with a new set of brands and pipeline products. Also, we believe that the acquisition will allow us to expand the marketing of Ferrosan's brands through Pfizer's global footprint and provide greater distribution and scale for certain Pfizer brands, such as Centrum® and Caltrate®, in Ferrosan's key markets.

For additional details related to these transactions and for other strategic investments see the "Our Business Development Initiatives" section of this Financial Review.

- We continue to aggressively defend our patent rights against increasingly aggressive infringement whenever appropriate (see Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies*), and we will continue to support efforts that strengthen worldwide recognition of patent rights while taking necessary steps to ensure appropriate patient access. In addition, we will continue to employ innovative approaches to prevent counterfeit pharmaceuticals from entering the supply chain and to achieve greater control over the distribution of our products, and we will continue to participate in the generics market for our products, whenever appropriate, once they lose exclusivity.

- We remain focused on achieving an appropriate cost structure for the Company. For information regarding our cost-reduction initiatives, see the "Costs and Expenses—Cost-Reduction and Productivity Initiatives and Related Costs" section of this Financial Review.

- We continue to review the value-creation potential of all of our businesses, including the investments required to make them market leaders, their competitive position globally and whether they can create the most value within or outside of Pfizer. We expect to complete this review during 2011.

Our strategy also includes directly enhancing shareholder value through dividends and share repurchases. In December 2010, our Board of Directors declared a first-quarter 2011 dividend of $0.20 per share, an increase from the $0.18 per-share quarterly dividend paid during 2010. On February 1, 2011, we announced that the Board of Directors authorized a new $5 billion share-repurchase plan, which increased our total current repurchase authorization to $9 billion. We expect to repurchase approximately $5 billion of our common stock during 2011, with the remaining authorized amount available in 2012 and beyond.

Our Business Development Initiatives

We are committed to capitalizing on growth opportunities by advancing our own pipeline and maximizing the value of our in-line products, as well as through various forms of business development, which can include alliances, licenses, joint ventures, dispositions and acquisitions. We view our business-development activity as an enabler of our strategies, and we seek to generate profitable revenue growth and enhance shareholder value by pursuing a disciplined, strategic and financial approach to evaluating business-development opportunities. We are especially interested in opportunities in our Emerging Markets and Established Products units within our Biopharmaceutical segment and our high-priority therapeutic areas—immunology and inflammation, oncology, cardiovascular and metabolic diseases, neuroscience and pain, and vaccines. Some of our most significant business-development transactions since 2008 are described below.

- On January 31, 2011, we completed our tender offer for all of the outstanding shares of common stock of King Pharmaceuticals, Inc. (King). Upon completion of the tender offer, we accepted for purchase all of the shares validly tendered and not validly withdrawn at a purchase price of $14.25 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. As a result, we paid approximately $3.3 billion in cash for approximately 92.5% of the outstanding shares of King common stock. Also, in accordance with the terms of the merger agreement, individuals designated by Pfizer now constitute a majority of the King Board of Directors. We intend to complete the acquisition of King through a merger on or about February 28, 2011, without a vote of the remaining shareholders of King. As a result of the merger, each remaining share of King common stock will be converted into the right to receive $14.25 per share, net in cash, without interest and less any required withholding taxes. Upon completion of the merger, we expect to pay approximately $300 million for the remaining shares of King, which will then become a wholly owned subsidiary of Pfizer.

  King's principal businesses consist of a prescription pharmaceutical business focused on delivering new formulations of pain treatments designed to discourage common methods of misuse and abuse; the Meridian auto-injector business for emergency drug delivery, which develops and manufactures the EpiPen®; and an animal health business that offers a variety of feed-additive products for a wide range of species.

  The assets acquired and liabilities assumed from King, the consideration paid to acquire King, and the results of King's operations are not reflected in our consolidated financial statements as of and for the twelve months ended December 31, 2010.

- On February 7, 2011 we announced that we have entered into a definitive agreement to purchase the Ferrosan consumer healthcare business, which is principally comprised of dietary supplement products, including multivitamins, probiotics and Omega-3 fish oils. Ferrosan markets its products in the Nordic region as well as Russia, Turkey and many countries in Central and Eastern Europe. The transaction, which is subject to customary closing conditions, including regulatory approval in certain jurisdictions, is expected to close during the second quarter of 2011.

- On November 8, 2010 we consummated our partnership to develop and commercialize generic medicines with Laboratório Teuto Brasileiro S.A. (Teuto) a leading generics company in Brazil. As part of the transaction, we acquired a 40 percent equity stake in Teuto, and the companies entered into a series of commercial agreements. The partnership is expected to enhance our position in Brazil, a key emerging market, by providing access to Teuto's portfolio of products. Through this partnership, we expect to also have access to significant distribution networks in rural and suburban areas in Brazil and the opportunity to register and commercialize Teuto's products in various markets outside of Brazil. Under the terms of our purchase agreement with Teuto, we made an upfront payment at the closing of approximately $230 million (subject to certain post-closing adjustments). In addition, Teuto will be eligible to receive a performance-based milestone payment from us in 2012 of up to approximately $200 million. We have an option to acquire the remaining 60 percent of Teuto's shares beginning in 2014, and Teuto's shareholders have an option to sell their 60 percent stake to us beginning in 2015.

We are accounting for our interest in Teuto as an equity method investment due to the significant influence we have over the operations of Teuto through our board representation, minority veto rights and 40% voting interest. Our investment in Teuto is reported as a private equity investment in *Long-term investments and loans* in our consolidated balance sheet as of December 31, 2010. Our share of Teuto's income and expenses is recorded in *Other deductions—net.* See also Notes to Consolidated Financial Statements—*Note 3E. Other Significant Transactions and Events: Equity-Method Investments.*

- On October 18, 2010, we entered into a strategic global agreement with Biocon, a biotechnology company based in India, for the worldwide commercialization of Biocon's biosimilar versions of insulin and insulin analog products: Recombinant Human Insulin, Glargine, Aspart and Lispro. We will have exclusive rights to commercialize these products globally, with certain exceptions, including co-exclusive rights for all of the products with Biocon in Germany, India and Malaysia. We will also have co-exclusive rights with existing Biocon licensees with respect to certain of these products, primarily in a number of developing markets. Biocon will remain responsible for the clinical development, manufacture and supply of these biosimilar insulin products, as well as for regulatory activities to secure approval for these products in various markets. Biocon's Recombinant Human Insulin formulations are approved in 27 countries in developing markets, and commercialized in 23 of those countries, while Biocon's Glargine has been launched in its first market, India. Under the terms of the strategic global agreement, we made upfront payments totaling $200 million in the fourth quarter of 2010, of which $100 million was paid to Biocon (recorded in *Research and development expenses*) and $100 million was paid into an escrow account. The payment into the escrow account will be released to Biocon based on achievement of certain milestones. Biocon also is eligible to receive additional development and regulatory milestone payments of up to $150 million and will receive additional payments based on our sales of Biocon's four insulin biosimilar products across global markets.

- On October 6, 2010, we completed our acquisition of FoldRx Pharmaceuticals, Inc. (FoldRx), a privately held drug discovery and clinical development company, whose portfolio includes clinical and preclinical programs for investigational compounds to treat diseases caused by protein misfolding. FoldRx's lead product candidate, tafamidis meglumine, is in registration in both the U.S. and the EU as a first-in-class oral therapy for the treatment of transthyretin amyloid polyneuropathy (ATTR-PN), a progressively fatal genetic neurodegenerative disease, for which liver transplant is the only treatment option currently available. The total consideration for the acquisition was approximately $400 million, which consisted of an upfront payment to FoldRx's shareholders of about $200 million and contingent consideration with an estimated acquisition-date fair value of about $200 million. The contingent consideration consists of up to $455 million in additional payments that are contingent upon the attainment of future regulatory and commercial milestones. For additional information see Notes to Consolidated Financial Statements—*Note 3D. Other Significant Transactions and Events: Acquisitions.*

- On October 15, 2009 (the acquisition date), we acquired all of the outstanding equity of Wyeth in a cash-and-stock transaction, valued, based on the closing market price of Pfizer common stock on the acquisition date, at $50.40 per share of Wyeth common stock, or a total of approximately $68 billion. In connection with our acquisition of Wyeth, we are required to divest certain animal health assets. Certain of these assets were sold in 2009. In addition, in 2010, we completed the divestiture of certain animal health products and related assets in Australia, China, the EU, Switzerland and Mexico. It is possible that additional divestitures of animal health assets may be required based on ongoing regulatory reviews in other jurisdictions worldwide, but they are not expected to be significant to our business. For additional information related to our acquisition of Wyeth, see the "Acquisition of Wyeth" section of this Financial Review and see Notes to Consolidated Financial Statements—*Note 2. Acquisition of Wyeth.*

- In April 2009, we announced that we entered into an agreement with GlaxoSmithKline plc (GSK) to create a new company focused solely on research, development and commercialization of human immunodeficiency virus (HIV) medicines. The transaction closed on October 30, 2009, and the new company, ViiV Healthcare Limited (ViiV), began operations on November 2, 2009. We and GSK have contributed certain HIV-related product and pipeline assets to the new company. ViiV has a broad product portfolio of 11 marketed products, including innovative leading therapies such as Combivir and Kivexa products and Selzentry/Celsentri (maraviroc), and has a pipeline of six innovative and targeted medicines, including four compounds in Phase 2 development. ViiV has contracted R&D and manufacturing services directly from GSK and us and also has entered into a research alliance agreement with GSK and us. Under this alliance, ViiV is investing in our and GSK's programs for discovery research and development into HIV medicines. ViiV has exclusive rights of first negotiation in relation to any new HIV-related medicines developed by either GSK or us. We recorded a pre-tax gain of $482 million in connection with the formation of the new company and we currently hold a 15% equity interest and GSK holds an 85% equity interest. The equity interests will be adjusted in the event that specified sales and regulatory milestones are achieved. Our equity interest in ViiV could vary from 9% to 30.5%, and GSK's equity interest could vary from 69.5% to 91%, depending upon the milestones achieved with respect to the original pipeline assets contributed by us and by GSK to ViiV. Each company may also be entitled to preferential dividend payments to the extent that specific sales thresholds are met in respect of the marketed products and pipeline assets originally contributed. For additional information on our investment in ViiV, see Notes to Consolidated Financial Statements—*Note 3E. Other Significant Transactions and Events: Equity-Method Investments.*

- In December 2008, we entered into an agreement with Auxilium Pharmaceuticals, Inc. (Auxilium) to develop, commercialize and supply Xiapex, a novel, first-in-class biologic, for the treatment of Dupuytren's contracture and Peyronie's disease. Under the collaboration agreement with Auxilium, we will receive exclusive rights to commercialize Xiapex in the EU and 19 other European and Eurasian countries. We submitted an application for Xiapex for the treatment of Dupuytren's contracture in the EU in December 2009. Under the agreement with Auxilium, we made an upfront payment of $75 million in 2008 and a $15 million milestone payment in 2010, which is included in *Research and development expenses* in 2008. We also may make additional payments to Auxilium of up to approximately $400 million based upon regulatory and commercialization milestones, as well as additional milestone payments based upon the successful commercialization of the product.

- In the fourth quarter of 2008, we completed the acquisition of a number of animal health product lines from Schering-Plough Corporation (Schering-Plough) for approximately $170 million.
- In October 2008, an agreement with Medivation, Inc. (Medivation) to develop and commercialize Latrepirdine (Dimebon), Medivation's investigational drug for treatment of Alzheimer's disease and Huntington's disease went into effect. Latrepirdine currently is being evaluated in a Phase 3 trial in patients with mild-to-moderate Alzheimer's disease and in a Phase 3 trial in patients with Huntington's disease. Under the collaboration agreement with Medivation, we made an upfront payment of $225 million, which is included in *Research and development expenses* in 2008. We also agreed to make additional payments of up to $500 million based upon development and regulatory milestones, as well as additional milestone payments based upon the successful commercialization of the product.
- In the second quarter of 2008, we acquired Encysive Pharmaceuticals Inc. (Encysive), a biopharmaceutical company whose main product was Thelin, through a tender offer, for approximately $200 million, including transaction costs (see the "Product Developments-Biopharmaceutical" section of this Financial Review and Notes to Consolidated Financial Statements—*Note 3B. Other Significant Transactions and Events: Asset Impairment Charges*). In addition, in the second quarter of 2008, we acquired Serenex, Inc. (Serenex), a privately held biotechnology company. In connection with these acquisitions, we recorded approximately $170 million in *Acquisition-related in-process research and development charges* and approximately $450 million in intangible assets in 2008.
- In the second quarter of 2008, we entered into an agreement with a subsidiary of Celldex for an exclusive worldwide license to CDX-110, an experimental therapeutic vaccine in Phase 2 development for the treatment of glioblastoma multiforme, and exclusive rights to the use of EGFRvIII vaccines in other potential indications. Under the license and development agreement, an upfront payment was made in 2008. In September 2010, we terminated this agreement.
- In the first quarter of 2008, we acquired CovX, a privately held biotherapeutics company, and we acquired all the outstanding shares of Coley Pharmaceutical Group, Inc., (Coley), a biopharmaceutical company. In connection with these and two smaller acquisitions related to Animal Health, we recorded approximately $440 million in *Acquisition-related in-process research and development charges* in 2008. In 2010 and 2009, we resolved certain contingencies and met certain milestones associated with CovX and recorded $125 million in 2010 and $68 million in 2009 of *Acquisition-related in-process research and development charges.*

Our Financial Guidance for 2011

We forecast 2011 revenues of $66.0 billion to $68.0 billion, Reported diluted earnings per common share (EPS) of $1.09 to $1.24 and Adjusted diluted EPS of $2.16 to $2.26. The current exchange rates assumed in connection with the 2011 financial guidance are the mid-January 2011 exchange rates. For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.

A reconciliation of 2011 Adjusted income and Adjusted diluted EPS guidance to 2011 Reported Net income attributable to Pfizer Inc. and Reported diluted EPS attributable to Pfizer Inc. common shareholders guidance follows:

	FULL-YEAR 2011 GUIDANCE	
(BILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	NET INCOME[a]	DILUTED EPS[a]
Adjusted income/diluted EPS[b] guidance	~$17.1-$17.9	~$2.16-$2.26
Purchase accounting impacts of transactions completed as of 12/31/10	(4.7)	(0.59)
Acquisition-related costs	(1.9-2.2)	(0.25-0.28)
Non-acquisition-related restructuring costs[c]	(1.4-1.6)	(0.18-0.20)
Reported Net income attributable to Pfizer Inc./diluted EPS guidance	~$8.6-$9.9	~$1.09-$1.24

[a] Assumes the completion of the acquisition of all remaining shares of King Pharmaceuticals, Inc., but does not assume the completion of any other business-development transactions not completed as of December 31, 2010. Also excludes the potential effects of the resolution of litigation-related matters not substantially resolved as of December 31, 2010.
[b] For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.
[c] Amounts relate to actions to be taken in connection with our planned reduction in R&D spending, including our realigned R&D footprint. In our reconciliation between *Net income attributable to Pfizer Inc.*, as reported under principles generally accepted in the United States of America (U.S. GAAP), and Adjusted income, these amounts will be categorized as Certain Significant Items.

For a description of the savings and costs associated with our integration of Wyeth and our new Research and Development productivity initiative, please see "Our Financial Targets for 2012" below.

Our 2011 financial guidance is subject to a number of factors and uncertainties—as described in the "Forward-Looking Information and Factors That May Affect Future Results", "Our Operating Environment" and "Our Strategy" sections of this Financial Review and in Part I, Item 1A, "Risk Factors", of our 2010 Annual Report on Form 10-K.

Our Financial Targets for 2012

At exchange rates in effect in mid-January 2011, we are targeting 2012 revenues of $63.0 billion to $65.5 billion, Reported diluted EPS between $1.58 and $1.73 and Adjusted diluted EPS between $2.25 and $2.35. For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.

A reconciliation of 2012 Adjusted income and Adjusted diluted EPS targets to 2012 Reported Net income attributable to Pfizer Inc. and Reported diluted EPS attributable to Pfizer Inc. common shareholders targets follows:

	FULL-YEAR 2012 TARGETS	
(BILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	NET INCOME[(a),(b)]	DILUTED EPS[(a), (b)]
Adjusted income/diluted EPS[(c)] targets	~$17.2-$17.9	~$2.25-$2.35
Purchase accounting impacts of transactions completed as of 12/31/10	(3.8)	(0.50)
Acquisition-related costs	(0.7-1.0)	(0.09-0.12)
Non-acquisition-related restructuring costs[(d)]	(0.3-0.4)	(0.03-0.05)
Reported Net income attributable to Pfizer Inc./diluted EPS targets	~$12.0-$13.1	~$1.58-$1.73

(a) Assumes the completion of the acquisition of all remaining shares of King Pharmaceuticals, Inc., but does not assume the completion of any other business-development transactions not completed as of December 31, 2010. Also excludes the potential effects of the resolution of litigation-related matters not substantially resolved as of December 31, 2010.
(b) Given the longer-term nature of these targets, they are subject to greater variability and less certainty as a result of potential material impacts related to foreign exchange fluctuations, macroeconomic activity including inflation, and industry-specific challenges including changes to government healthcare policy, among others.
(c) For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.
(d) Amounts relate to actions to be taken in connection with our planned reduction in R&D spending, including our realigned R&D footprint. In our reconciliation between *Net income attributable to Pfizer Inc.*, as reported under U.S. GAAP, and Adjusted income, these amounts will be categorized as Certain Significant Items.

We expect to generate cost reductions associated with the Wyeth acquisition, net of investments in the business, of approximately $4 billion to $5 billion, by the end of 2012, at 2008 average foreign exchange rates, in comparison with the 2008 pro forma combined adjusted total costs of the legacy Pfizer and legacy Wyeth operations. (For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.) We achieved more than $2 billion of these cost savings in 2010. For a description of the associated costs, expected to range from $2.0 billion to $4.0 billion during 2011 and 2012, see the "Costs and Expenses—Cost-Reduction and Productivity Initiatives and Related Costs" section of this Financial Review.

In addition, we expect to generate significant reductions in our annual research and development expenses by the end of 2012. Specifically, we expect adjusted R&D expenses to be approximately $8.0 billion to $8.5 billion in 2011 and approximately $6.5 billion to $7.0 billion in 2012 (for an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review). For a description of the associated costs, expected to range from $2.2 billion to $2.9 billion during 2011 and 2012, see the "Costs and Expenses—Cost-Reduction and Productivity Initiatives and Related Costs" section of this Financial Review.

For further information on our research and development strategy, see also the "Our Strategy" section this Financial Review.

Our 2012 financial targets are subject to a number of factors and uncertainties—as described in the "Forward-Looking Information and Factors That May Affect Future Results", "Our Operating Environment" and "Our Strategy" sections of this Financial Review and in Part I, Item 1A, "Risk Factors", of our 2010 Annual Report on Form 10-K.

Accounting Policies

We consider the following accounting policies important in understanding our operating results and financial condition. For additional accounting policies, see Notes to Consolidated Financial Statements—*Note 1. Significant Accounting Policies.*

Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures, including amounts recorded in connection with acquisitions, such as our acquisition of Wyeth on October 15, 2009. These estimates and underlying assumptions can impact all elements of our financial statements. For example, in the consolidated statements of income, estimates are used when accounting for deductions from revenues (such as rebates, chargebacks, sales returns and sales allowances), determining cost of sales, allocating cost in the form of depreciation and amortization, and estimating restructuring charges and the impact of contingencies. On the consolidated balance sheets, estimates are used in determining the valuation and recoverability of assets, such as accounts receivable, investments, inventories, fixed assets and intangible assets (including goodwill), and estimates are used in determining the reported amounts of liabilities, such as taxes payable, benefit obligations, the impact of contingencies, rebates, chargebacks, sales returns and sales allowances, and restructuring reserves, all of which also will impact the consolidated statements of income.

We regularly evaluate our estimates and assumptions, using historical experience and other factors, including the economic environment. Our estimates often are based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and, in some cases, unpredictable.

As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. Market conditions, such as illiquid credit markets, volatile equity markets, dramatic fluctuations in foreign currency rates and economic downturns, can increase the uncertainty already inherent in our estimates and assumptions. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes will generally be reflected in our financial statements on a prospective basis unless they are required to be treated retrospectively under the relevant accounting standard. Although we believe our estimates are reasonable and our assumptions supportable, it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We are also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. These and other risks and uncertainties are discussed throughout this Financial Review, particularly in the sections "Our Operating Environment", "Our Strategy" and "Forward-Looking Information and Factors That May Affect Future Results", and in Part I, Item 1A, "Risk Factors" of our 2010 Annual Report on Form 10-K.

Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental, and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. For tax matters, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a "more-likely-than-not" standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not (see Notes to Consolidated Financial Statements—*Note 7D. Taxes on Income: Tax Contingencies*). We also evaluate tax matters that are sustainable under the "more-likely-than-not" standard in determining our accruals for income tax contingencies. We consider many factors in making these assessments. Because litigation and other contingencies are inherently unpredictable and excessive verdicts do occur, these assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions.

Acquisitions

Our consolidated financial statements include an acquired business's operations after the completion of the acquisition. We account for acquired businesses using the acquisition method of accounting. The acquisition method of accounting for acquired businesses requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date and that the fair value of acquired in-process research and development (IPR&D) be recorded on the balance sheet. Also, transaction costs are expensed as incurred. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill. For acquisitions consummated prior to January 1, 2009, amounts allocated to acquired IPR&D were expensed at the date of acquisition. When we have acquired net assets that do not constitute a business under U.S. GAAP, no goodwill has been recognized.

Contingent consideration is included within the acquisition cost and is recognized at its fair value on acquisition date. A liability resulting from contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. Changes in fair value are recognized in earnings.

Fair Value

We often are required to measure certain assets and liabilities at fair value, either upon initial measurement or for subsequent accounting or reporting. For example, we use fair value extensively in the initial measurement of net assets acquired in a business combination and when accounting for and reporting on certain financial instruments. We estimate fair value using an exit price approach, which requires, among other things, that we determine the price that would be received to sell an asset or paid to transfer a liability in an orderly market. The determination of an exit price is considered from the perspective of market participants, considering the highest and best use of assets and, for liabilities, assuming the risk of non-performance will be the same before and after the transfer. Many, but not all, of our financial instruments are carried at fair value. In addition, as required under accounting rules for business combinations, most of the assets acquired and liabilities assumed from Wyeth on October 15, 2009 have been recorded at their estimated fair values as of the acquisition date (see the "Acquisition of Wyeth" section of this Financial Review for additional information). For additional information on the valuation approaches allowed under U.S. GAAP to determine fair value, including a description of the inputs used, see Notes to Consolidated Financial Statements—*Note 1F. Significant Accounting Polices: Fair Value.* Also, for information on the use of fair value for our financial instruments, see Notes to Consolidated Financial Statements—*Note 9. Financial Instruments.*

Revenues

Revenue Recognition—We record revenues from product sales when the goods are shipped and title passes to the customer. At the time of sale, we also record estimates for a variety of sales deductions, such as rebates, discounts and incentives, and product returns. When we cannot reasonably estimate the amount of future product returns, we record revenues when the risk of product return has been substantially eliminated. We record sales of certain of our vaccines to the U.S. government as part of the Pediatric Vaccine Stockpile program. These rules require that for fixed commitments made by the U.S. government we record revenues when risk of ownership of the completed product has been passed to the U.S. government. There are no specific performance obligations associated with products sold under this program.

Deductions from Revenues—As is typical in the biopharmaceutical industry, our gross product sales are subject to a variety of deductions that generally are estimated and recorded in the same period that the revenues are recognized and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations with respect to our biopharmaceutical products. These deductions represent estimates of the related obligation and, as such, judgment and knowledge of market conditions and practice are required when estimating the impact of these sales deductions on gross sales for a reporting period.

Specifically,

- In the U.S., we record provisions for pharmaceutical Medicaid, Medicare and contract rebates based upon our experience ratio of rebates paid and actual prescriptions written during prior quarters. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to better match our current experience or our expected future experience. In assessing this ratio, we consider current contract terms, such as changes in formulary status and discount rates. If our ratio is not indicative of future experience, our results could be materially affected.

- Outside the U.S., the majority of our pharmaceutical rebates, discounts and price reductions are contractual or legislatively mandated, and our estimates are based on actual invoiced sales within each period; both of these elements help to reduce the risk of variations in the estimation process. Some European countries base their rebates on the government's unbudgeted pharmaceutical spending, and we use an estimated allocation factor (based on historical payments) and total revenues by country against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us monitor the adequacy of these accruals. If our estimates are not indicative of actual unbudgeted spending, our results could be materially affected.
- Provisions for pharmaceutical chargebacks (primarily reimbursements to wholesalers for honoring contracted prices to third parties) closely approximate actual as we settle these deductions generally within two to five weeks of incurring the liability.
- Provisions for pharmaceutical returns are based on a calculation in each market that incorporates the following, as appropriate: local returns policies and practices; returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf life by product; and an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as loss of exclusivity, product recalls or a changing competitive environment. In most markets, returned products are destroyed, and customers are refunded the sales price in the form of a credit.
- We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs.

Historically, our adjustments to actual have not been material; on a quarterly basis, they generally have been less than 1.0% of Biopharmaceutical net sales and can result in a net increase to income or a net decrease to income. The sensitivity of our estimates can vary by program, type of customer and geographic location. However, estimates associated with U.S. Medicaid and contract rebates are most at-risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, our adjustments to actual can incorporate revisions of several prior quarters.

Collaborative Arrangements—Payments to and from our collaboration partners are presented in the statements of income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable accounting guidance. Under co-promotion agreements, we record the amounts received from our partners as alliance revenues, a component of *Revenues,* when our co-promotion partners are the principal in the transaction and we receive a share of their net sales or profits. Alliance revenues are recorded when our co-promotion partners ship the product and title passes to their customers and the related expenses for selling and marketing these products are included in *Selling, informational and administrative expenses.* In collaborative arrangements where we manufacture a product for our partner, we record revenues when our partner sells the product and title passes to its customer. All royalty payments to collaboration partners are recorded as part of *Cost of sales.*

Pension and Postretirement Benefit Plans

We provide defined benefit pension plans for the majority of our employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans, as well as other postretirement benefit plans, consisting primarily of healthcare and life insurance for retirees (see Notes to Consolidated Financial Statements—*Note 13. Pension and Postretirement Benefit Plans and Defined Contribution Plans*).

The accounting for benefit plans is highly dependent on actuarial estimates, assumptions and calculations, which result from a complex series of judgments about future events and uncertainties (see the "Accounting Policies—Estimates and Assumptions" section of this Financial Review). The assumptions and actuarial estimates required to estimate the employee benefit obligations for the defined benefit and postretirement plans may include the discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality (life expectancy); expected return on assets; and healthcare cost trend rates. Our assumptions reflect our historical experiences and our best judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of our benefit plans can materially impact our results of operations.

The following table shows the expected versus actual rate of return on plan assets and the discount rate used to determine the benefit obligations for the U.S. qualified pension plans:

	2010	2009	2008
Expected annual rate of return	**8.5%**	8.5%	8.5%
Actual annual rate of return	**10.8**	14.2	(20.7)
Discount rate	**5.9**	6.3	6.4

As a result of the global financial market downturn during 2008, the fair value of the assets held in our pension plans decreased by approximately 21% in 2008 and we estimate those losses will be amortized over a 10-year period. We maintained our expected long-term return on plan assets of 8.5% in 2010 for our U.S. pension plans, which impacts net periodic benefit cost. In early 2009, in order to reduce the volatility of our plan funded status and the probability of future contribution requirements, we shifted from an explicit target asset allocation to asset allocation ranges. However, we did not significantly change the asset allocation during 2009 and the allocation was largely consistent with that of 2008. No further changes to the strategic asset allocation were made in 2010 and, therefore, we maintained the 8.5% expected long-term rate of return on assets in 2010.

The assumption for the expected return on assets for our U.S. and international plans reflects our actual historical return experience and our long-term assessment of forward-looking return expectations by asset classes, which is used to develop a weighted-average expected return based on the implementation of our targeted asset allocation in our respective plans. The expected return for our U.S. plans and the majority of our international plans is applied to the fair market value of plan assets at each year end.

Holding all other assumptions constant, the effect of a 0.5 percentage-point decline in the return-on-assets assumption would increase our 2011 U.S. qualified pension plans' pre-tax expense by approximately $49 million.

The discount rate used in calculating our U.S. defined benefit plan obligations as of December 31, 2010, is 5.9%, which represents a 0.4 percentage-point decrease from our December 31, 2009, rate of 6.3%. The discount rate for our U.S. defined benefit plans is based on a bond model constructed from a portfolio of high-quality corporate bonds rated AA or better for which the timing and amount of cash flows approximate the estimated payouts of the plans. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better, including where there is sufficient data, a yield curve approach. Holding all other assumptions constant, the effect of a 0.1 percentage-point decrease in the discount rate assumption would increase our 2011 U.S. qualified pension plans' pre-tax expense by approximately $27 million and increase the U.S. qualified pension plans' projected benefit obligations as of December 31, 2010, by approximately $221 million.

Asset Impairment Reviews—Long-Lived Assets

We review all of our long-lived assets, including goodwill and other intangible assets, for impairment indicators throughout the year and we perform detailed impairment testing for goodwill and indefinite-lived assets annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets.

Examples of events or circumstances that may be indicative of impairment include:

- A significant adverse change in legal factors or in the business climate that could affect the value of the asset. For example, a successful challenge of our patent rights likely would result in generic competition earlier than expected.
- A significant adverse change in the extent or manner in which an asset is used. For example, restrictions imposed by the FDA or other regulatory authorities could affect our ability to manufacture or sell a product.
- A projection or forecast that demonstrates losses or reduced profits associated with an asset. This could result, for example, from a change in a government reimbursement program that results in an inability to sustain projected product revenues and profitability. This also could result from the introduction of a competitor's product that results in a significant loss of market share or the inability to achieve the previously projected revenue growth, as well as the lack of acceptance of a product by patients, physicians and payers. For IPR&D projects, this could result from, among other things, a change in outlook based on clinical trial data, a delay in the projected launch date or additional expenditures to commercialize the product.

When determining fair value, any single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions (see the "Accounting Policies—Estimates and Assumptions" section of this Financial Review). Although we believe that our judgments and assumptions are reasonable, the judgments made in determining an estimate of fair value can materially impact our results of operations.

Our impairment review process is described in the Notes to Consolidated Financial Statements—*Note 1L. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets* and, for deferred tax assets, in *Note 1P. Significant Accounting Policies: Deferred Tax Assets and Income Tax Contingencies.*

Intangible Assets Other than Goodwill

As a result of our intangible asset impairment review work, described in detail below, we recognized a number of impairments of intangible assets other than goodwill.

During 2010, we recorded the following intangible asset impairment charges in *Other deductions—net:*

- $1.8 billion related to intangible assets acquired from Wyeth primarily as a result of our updated estimate of the fair value of these assets as compared with their assigned fair values as of the Wyeth acquisition date, October 15, 2009. Our updated forecasts reflected, among other things, the following: for IPR&D assets, the impact of changes to the development programs, the projected development and regulatory timeframes and the risk associated with these assets; for Brand assets, the current competitive environment and planned investment support; and, for Developed Technology Rights, an increased competitive environment.
- Approximately $300 million related to our product Thelin as a result of our decisions to voluntarily withdraw Thelin in regions where it is approved and to discontinue clinical studies worldwide.

Of these amounts, about $1.4 billion related to our Biopharmaceutical segment and about $700 million related to our Diversified segment.

During 2009, we recorded $417 million in asset impairment charges primarily associated with certain materials used in our research and development activities in our Biopharmaceutical segment that were no longer considered recoverable.

Accounting Policy and Specific Procedures

- For finite-lived intangible assets, such as Developed Technology Rights, whenever impairment indicators are present, we perform a review for impairment. We calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.

- For indefinite-lived intangible assets, such as Brands and IPR&D assets, each year and whenever impairment indicators are present, we determine the fair value of the asset and record an impairment loss for the excess of book value over fair value, if any. In addition, in all cases of an impairment review other than for IPR&D assets, we re-evaluate whether continuing to characterize the asset as indefinite-lived is appropriate.

When we are required to determine the fair value of intangible assets other than goodwill, we use an income approach, specifically the multi-period excess earnings method, also known as the discounted cash flow method. We start with a forecast of all the expected net cash flows associated with the asset, which includes the application of a terminal value for indefinite-lived assets, and then we apply an asset-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections and the impact of technological risk associated with in-process research and development assets as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

Future Impairment Risks
While all intangible assets other than goodwill can confront events and circumstances that can lead to impairment, in general, intangible assets other than goodwill that are most at risk of impairment include in-process research and development assets ($3.4 billion as of December 31, 2010) and newly acquired or recently impaired indefinite-lived assets ($7.4 billion as of December 31, 2010). In-process research and development assets are high-risk assets, as research and development is an inherently risky activity. Newly acquired and recently impaired indefinite-lived assets are more vulnerable to impairment as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value at the end of each reporting period. As such, immediately after acquisition or impairment, even small declines in the outlook for these products can negatively impact our ability to recover the carrying value and can result in an impairment loss.

One of our indefinite-lived Biopharmaceutical assets, Xanax, has a fair value that is only marginally higher than its $1.4 billion carrying value and is therefore at risk for future impairment. Any negative change in the undiscounted cash flows, discount rate and/or tax rate could result in an impairment charge. Xanax, which was launched in the mid 1980's and acquired in 2003, must continue to remain competitive against its generic challengers or the associated asset may become impaired. We will continue to closely monitor this asset.

Goodwill
As a result of our goodwill impairment review work, described in detail below, none of our goodwill is impaired as of December 31, 2010, and we do not believe the risk of impairment is significant at this time.

Accounting Policy and Specific Procedures
Annually and whenever impairment indicators are present, we calculate the fair value of each reporting unit and compare the fair value to its book value. If the carrying amount is found to be greater, we then determine the implied fair value of goodwill by subtracting the fair value of all the identifiable net assets other than goodwill from the fair value of the reporting unit and record an impairment loss for the excess, if any, of book value of goodwill over the implied fair value.

In determining the fair value of a reporting unit, as appropriate for the individual reporting unit, we may use the market approach, the income approach or a weighted-average combination of both approaches.

- The market approach is a historical approach to estimating fair value and relies primarily on external information. Within the market approach are two methods that we may use:

  - Guideline public company method—this method employs market multiples derived from market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market and the application of the identified multiples to the corresponding measure of our reporting unit's financial performance.

  - Guideline transaction method—this method relies on pricing multiples derived from transactions of significant interests in companies engaged in the same or similar lines of business and the application of the identified multiples to the corresponding measure of our reporting unit's financial performance.

  The market approach is only appropriate when the available external information is robust and deemed to be a reliable proxy for the specific reporting unit being valued; however, these assessments may prove to be incomplete or inaccurate. Some of the more significant estimates and assumptions inherent in this approach include: the selection of appropriate guideline companies and transactions and the determination of applicable premiums and discounts based on any differences in ownership percentages, ownership rights, business ownership forms or marketability between the reporting unit and the guideline companies and transactions.

- The income approach is a forward-looking approach to estimating fair value and relies primarily on internal forecasts. Within the income approach, the method that we use is the discounted cash flow method. We start with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then we apply a reporting unit-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of technological risk and competitive, legal and/or regulatory forces on the projections as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

Specifically, our 2010 goodwill impairment assessment involved the following:

- To estimate the fair value of our Biopharmaceutical reporting unit, we used a combination of approaches and methods. We used the income approach and the market approach, which were weighted 75% and 25% respectively, in our analysis. We relied more on the income approach due to the size of our Biopharmaceutical reporting unit within the pharmaceutical market. For the income approach, we used the discounted cash flow method and for the market approach, we used the guideline public company method.
- To estimate the fair value of our Consumer Healthcare reporting unit, we used a combination of approaches and methods. We used the income approach and the market approach, which were weighted equally in our analysis. We weighted them equally as we have equal confidence in the appropriateness of the approaches for our Consumer Healthcare reporting unit. For the income approach, we used the discounted cash flow method and for the market approach, we used both the guideline public company method and the guideline transaction method, which were weighted equally to arrive at our market approach value.
- To estimate the fair value of our Nutrition, Animal Health and Capsugel reporting units, we used the income approach, relying exclusively on the discounted cash flow method.
- As a test of the reasonableness of our valuation results, we also performed sensitivity analyses and reconciled the aggregate fair value of our reporting units to an estimate of the market value of our company.

Future Impairment Risks
While all reporting units can confront events and circumstances that can lead to impairment, in general, reporting units that are most at risk of goodwill impairment are reporting units that are newly acquired, such as our Consumer Healthcare and Nutrition reporting units, which were acquired as part of our acquisition of Wyeth in 2009. Because we did not have a Consumer Healthcare or Nutrition reporting unit immediately prior to the acquisition, the assets and liabilities of both reporting units, in their entirety, were recorded at their fair value as of the acquisition date. As such, immediately after the acquisition date, even small declines in the outlook for these reporting units can negatively impact our ability to recover the associated goodwill. Also, the asset impairments in these reporting units were carefully considered during our goodwill impairment review process, as part of understanding the future expectations for these reporting units. At the end of 2010,

- For our Consumer Healthcare reporting unit, we estimate that it would take a significant negative change in the undiscounted cash flows, the discount rate and/or the market multiples in the consumer industry for the Consumer Healthcare reporting unit goodwill to be impaired. Our Consumer Healthcare reporting unit performance and consumer healthcare industry market multiples are highly correlated with the overall economy and our specific performance is also dependent on our and our competitors' innovation and marketing effectiveness, and on regulatory developments affecting claims, formulations and ingredients of our products.
- For our Nutrition reporting unit, we estimate that it would take a significant negative change in the undiscounted cash flows and/or the discount rate for the Nutrition reporting unit goodwill to be impaired. Our Nutrition reporting unit performance is dependent on our ability to organically expand our share within a steady growing market.

For all of our reporting units, there are a number of future events and factors that may impact future results and that could potentially have an impact on the outcome of subsequent goodwill impairment testing. For a list of these factors, see the "Forward-Looking Information and Factors That May Affect Future Results" section of this Financial Review.

Acquisition of Wyeth

Description of Transaction

On October 15, 2009 (the acquisition date), we acquired all of the outstanding equity of Wyeth in a cash-and-stock transaction, valued at the acquisition date at approximately $68 billion. In 2009, we recorded provisional amounts for the assets acquired and liabilities assumed, which were adjusted in the first year after the acquisition date (measurement period adjustments). See Notes to Consolidated Financial Statements—*Note 2. Acquisition of Wyeth.*

Wyeth's core business was the discovery, development, manufacture and sale of prescription pharmaceutical products, including vaccines, for humans. Other operations of Wyeth included the discovery, development, manufacture and sale of consumer healthcare products (over-the-counter products), nutritionals and animal health products. Our acquisition of Wyeth has made us a more diversified healthcare company, with product offerings in human, animal, and consumer health, including vaccines, biologics, small molecules and nutrition across developed and emerging markets. The acquisition of Wyeth also added to our pipeline of biopharmaceutical development projects endeavoring to develop medicines to help patients in critical areas, including oncology, pain, inflammation, Alzheimer's disease, psychoses and diabetes.

Recording of Assets Acquired and Liabilities Assumed

The transaction has been accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet.

While most assets and liabilities were measured at fair value, a single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. Our judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

The table below summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date, as well as adjustments made in the first year after the acquisition date to the amounts initially recorded in 2009 (measurement period adjustments). The measurement period adjustments primarily affected intangible assets, including IPR&D assets, inventories and the net tax accounts. The adjustments for identifiable intangible assets consist of adjustments recorded to reflect changes in the estimated fair values of certain intangibles (IPR&D, Brands and Developed Technology Rights), and the related impacts on the associated inventories and deferred tax accounts. These adjustments were made largely to better reflect market participant assumptions about facts and circumstances existing as of the acquisition date, such as the following: for IPR&D assets, long-term expectations as to patient population, general market potential, and the risk associated with these assets; for Brand assets, consensus views of the competitive environment, as well as market potential; and, for Developed Technology Rights, expected revenues after loss of exclusivity. The measurement period adjustments did not result from intervening events subsequent to the acquisition date.

The measurement period adjustments did not have a significant impact on our earnings, balance sheets or cash flows in any period and, therefore, we have not retrospectively adjusted our financial statements. In addition, neither the measurement period adjustments nor the underlying scientific and market data leading to the changes impacted our financial guidance for 2011 or our financial targets for 2012 (see the "Our Financial Guidance for 2011" and "Our Financial Targets for 2012" sections of this Financial Review).

The following table summarizes the recording of the assets acquired and liabilities assumed as of the acquisition date:

(MILLIONS OF DOLLARS)	AMOUNTS PREVIOUSLY RECOGNIZED AS OF ACQUISITION DATE (PROVISIONAL)[a]	MEASUREMENT PERIOD ADJUSTMENTS	AMOUNTS RECOGNIZED AS OF ACQUISITION DATE (FINAL)
Working capital, excluding inventories[b]	$ 16,342	$ 24	$ 16,366
Inventories	8,388	(417)	7,971
Property, plant and equipment	10,054	(216)	9,838
Identifiable intangible assets, excluding in-process research and development	37,595	(1,533)	36,062
In-process research and development	14,918	(1,096)	13,822
Other noncurrent assets	2,394	—	2,394
Long-term debt	(11,187)	—	(11,187)
Benefit obligations	(3,211)	36	(3,175)
Net tax accounts[c]	(24,773)	1,035	(23,738)
Other noncurrent liabilities	(1,908)	—	(1,908)
Total identifiable net assets	48,612	(2,167)	46,445
Goodwill[d]	19,954	2,163	22,117
Net assets acquired	68,566	(4)	68,562
Less: Amounts attributable to noncontrolling interests	(330)	4	(326)
Total consideration transferred	$ 68,236	$ —	$ 68,236

[a] As previously reported in Pfizer's 2009 Annual Report on Form 10-K.
[b] Includes cash and cash equivalents, short-term investments, accounts receivable, other current assets, assets held for sale, accounts payable and other current liabilities.
[c] As of the acquisition date, included in *Taxes and other current assets* ($1.2 billion), *Taxes and other noncurrent assets* ($2.8 billion), *Income taxes payable* ($500 million), *Other current liabilities* ($11.1 billion), *Noncurrent deferred tax liabilities* ($14.0 billion) and *Other taxes payable* ($2.1 billion, including accrued interest of $300 million).
[d] Goodwill recognized as of the acquisition date totaled $19,340 million for our Biopharmaceutical segment and $2,777 million for our Diversified segment.

Below is a summary of the methodologies and significant assumptions used in estimating the fair value of certain classes of assets and liabilities of Wyeth, as well as other information about recorded amounts.

- *Financial instruments*—Our valuation approach was consistent with our valuation methodologies used for our legacy Pfizer financial instruments. For additional information on the valuation of our financial instruments, see Notes to Consolidated Financial Statements—*Note 9. Financial Instruments*.
- *Inventories*—The fair value of acquired inventory was determined as follows:
  - *Finished goods*—Estimated selling price, less an estimate of costs to be incurred to sell the inventory, and an estimate of a reasonable profit allowance for that selling effort.
  - *Work in process*—Estimated selling price of an equivalent finished good, less an estimate of costs to be incurred to complete the work-in-process inventory, an estimate of costs to be incurred to sell the inventory and an estimate of a reasonable profit allowance for those manufacturing and selling efforts.
  - *Raw materials and supplies*—Estimated cost to replace the raw materials and supplies.

The amounts recorded for the major components of acquired inventories are as follows:

(MILLIONS OF DOLLARS)	AMOUNTS RECOGNIZED AS OF ACQUISITION DATE
Finished goods	$2,596
Work in process[(a)]	4,969
Raw materials	406
Total Inventories	$7,971

[(a)] As of the acquisition date, includes pre-launch inventory associated with Prevnar/Prevenar 13 Infant, which did not launch until 2010. Prevnar/ Prevenar 13 Infant was approved by the EU member states in December 2009 and in the U.S. in February 2010.

The fair value of inventory is recognized in our results of operations as the inventory is sold. Some of the more significant estimates and assumptions inherent in the estimate of the fair value of inventory include stage of completion, costs to complete, costs to dispose and selling price. All of these judgments and estimates can materially impact our results of operations.

- *Property, Plant and Equipment*—The fair value of acquired property, plant and equipment is determined using a variety of valuation approaches, depending on the nature of the asset and the quality of available information. If multiple approaches are used for a single asset or a group of assets, those approaches are compared and reconciled to arrive at a single estimate of fair value. The fair value of acquired property, plant and equipment was primarily determined as follows:

  - *Land*—Market, a sales comparison approach that measures value of an asset through an analysis of sales and offerings of comparable property.
  - *Buildings*—Replacement cost, an approach that measures the value of an asset by estimating the cost to acquire or construct comparable assets. For buildings that are not highly specialized or that could be income producing if leased to a third party, we also considered market and income factors.
  - *Machinery and Equipment*—Replacement cost.
  - *Furniture and Fixtures*—Replacement cost.
  - *Construction in Progress*—Replacement cost, generally assumed to equal historical book value.

The amounts recorded for the major components of acquired property, plant and equipment are as follows:

(MILLIONS OF DOLLARS)	USEFUL LIFE (YEARS)	AMOUNTS RECOGNIZED AS OF ACQUISITION DATE
Land	—	$ 303
Buildings	33 ⅓-50	5,135
Machinery and equipment	8-20	3,068
Furniture and fixtures	3-12 ½	443
Construction in progress	—	889
Total Property, plant and equipment		$9,838

The fair value of property, plant and equipment will be recognized in our results of operations over the expected useful life of the individual depreciable assets.

Some of the more significant inputs, estimates and assumptions inherent in the estimate of the fair value of property, plant and equipment include the nature, age, condition or location of the land, buildings, machinery and equipment, furniture and fixtures, and construction in progress, as applicable, as well as the estimate of market and replacement cost and the determination of the appropriate valuation premise, in-use or in-exchange. The in-use valuation premise assesses the value of an asset when used in combination with other assets (for example, on an installed basis), while the in-exchange valuation assesses the value of an asset on a stand alone basis. All of these judgments and estimates can materially impact our results of operations.

- *Identifiable Intangible Assets*—The fair value of acquired identifiable intangible assets generally is determined using an income approach. This method starts with a forecast of all of the expected future net cash flows associated with the asset and then involves adjusting the forecast to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.

The amounts recorded for the major components of acquired identifiable intangible assets are as follows:

(MILLIONS OF DOLLARS)	AMOUNTS RECOGNIZED AS OF ACQUISITION DATE	WEIGHTED-AVERAGE USEFUL LIVES (YEARS)
Developed technology rights—finite-lived	$27,065	12
Brands—finite-lived	615	14
Brands—indefinite-lived	7,993	—
In-process research and development—indefinite-lived[(a)]	13,822	—
Other—finite-lived	389	4
Total	$49,884	

(a) Includes $9.9 billion associated with Prevnar/Prevenar 13 Infant. Prevenar 13 Infant was approved by the EU member states in December 2009 and as a result, was reclassified to Developed technology rights—finite-lived. Prevnar 13 Infant was approved in the U.S. in February 2010.

- *Developed Technology Rights*—Developed technology rights include the right to develop, use, market, sell and/or offer for sale a product, compound or other intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. Developed Technology Rights acquired include Enbrel, and to a lesser extent, Premarin and Effexor, among others. As of the acquisition date, Prevnar/Prevenar 13 Infant was classified in IPR&D, but received regulatory approval in a major market in December 2009. As a result, we reclassified the asset from IPR&D to Developed Technology Rights—finite-lived and began to amortize the asset.

- *Brands*—Brands generally represent the value associated with tradenames and know-how, as the products themselves usually no longer receive patent protection. Brands acquired include Advil, Centrum, Robitussin, Caltrate, ChapStick, Preparation H, 1st Age Nutrition, 2nd Age Nutrition and 3rd Age Nutrition, among others.

- *In-Process Research and Development*—IPR&D intangible assets represent the right to develop, use, sell and/or offer for sale a compound or other intellectual property that we have acquired with respect to compounds and/or processes that have not been completed or approved. These assets are required to be classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. Accordingly, during the development period after the date of acquisition, these assets will not be amortized until approval is obtained in a major market, typically either the U.S. or the EU, or in a series of other countries, subject to certain specified conditions and management judgment. At that time, we will determine the useful life of the asset, reclassify the asset out of IPR&D and begin amortization. The useful life of an amortizing asset generally is determined by identifying the period in which substantially all of the cash flows are expected to be generated.

  If the associated research and development effort is abandoned, the related IPR&D assets likely will be written off, and we will record an impairment loss in our consolidated statements of income.

  As of the acquisition date, IPR&D included Prevnar/Prevenar 13 Infant (see below), and to a lesser extent, Prevnar/Prevenar 13 Adult, and Neratinib (treatment of cancer), among others (see the "Analysis of Consolidated Statements of Income: Product Developments—Biopharmaceutical: New Drug Candidates in Late-Stage Development" section of this Financial Review). In December 2009, Prevnar/Prevenar 13 Infant received regulatory approval in a major market and, as a result, we reclassified the asset from IPR&D to Developed Technology Rights and began to amortize the asset.

The fair value of finite-lived identifiable intangible assets will be recognized in our results of operations over the expected useful life of the individual assets.

Some of the more significant estimates and assumptions inherent in the estimate of the fair value of identifiable intangible assets include all assumptions associated with forecasting product profitability from the perspective of a market participant.

Specifically:

- Revenue—We use historical, forecast, industry or other sources of market data, including estimates of the number of units to be sold, selling prices, market penetration, market share and year-over-year growth rates over the product's life cycle.

- Cost of sales, Sales and marketing expenses, General and administrative expenses—We use historical, forecast, industry or other sources of market data.

- R&D expenses—In the case of approved products, we estimate the appropriate level of ongoing R&D support, and for unapproved compounds, we estimate the amount and timing of costs to develop the R&D into viable products.

- Estimated life of the asset—We assess the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry, as well as expected changes in standards of practice for indications addressed by the asset.

- Inherent risk—We use a discount rate that is based on the weighted-average cost of capital with an additional premium to reflect the risks associated with the specific intangible asset, such as country risks (political, inflation, currency and property risks) and commercial risks. In addition, for unapproved assets, an additional risk factor is added for the risk of technical and regulatory success, called the probability of technical and regulatory success (PTRS).

The discount rates used in the intangible asset valuations ranged from 9% to 17%, and the estimated cash flows were projected over periods extending up to 20 years or more. For IPR&D assets, the PTRS rates ranged from 4% to 90%. Within this broad range, we recorded approximately $600 million of assets with a PTRS of up to 25%; approximately $500 million of assets with a PTRS of 26% to 50%; approximately $500 million of assets with a PTRS of 51% to 75%; and approximately $12.2 billion of assets with a PTRS above 75% (which includes Prevnar/Prevenar 13 for Infant and Adult). All of these judgments and estimates can materially impact our results of operations.

For IPR&D assets, the risk of failure has been factored into the fair value measure and there can be no certainty that these assets ultimately will yield a successful product. The nature of the biopharmaceutical business is high-risk and requires that we invest in a large number of projects as a mechanism for achieving a successful portfolio of approved products. As such, it is likely that many of the IPR&D assets will become impaired and be written off at some time in the future (also see the "Accounting Policies—Asset Impairment Reviews—Long-Lived Assets" section of this Financial Review and Notes to Consolidated Financial Statements—*Note 3B. Other Significant Transactions and Events: Asset Impairment Charges*).

- *Other Matters, including Contingencies*—In the ordinary course of business, Wyeth incurred liabilities for environmental, legal and tax matters as well as guarantees/indemnifications. These matters may have included contingencies. Generally, contingencies are required to be measured at fair value, if the acquisition-date fair value of the asset or liability arising from a contingency can be determined. If the acquisition-date fair value of the asset or liability cannot be determined, the asset or liability would be recognized at the acquisition date if both of the following criteria were met: (i) it is probable that an asset existed or that a liability had been incurred at the acquisition date and (ii) the amount of the asset or liability can be reasonably estimated.

  - *Environmental Matters*—In the ordinary course of business, Wyeth incurred liabilities for environmental matters such as remediation work, asset retirement obligations, and environmental guarantees and indemnifications. Virtually all liabilities for environmental matters, including contingencies, were measured at fair value and approximated $570 million as of the acquisition date.

  - *Legal Matters*—Wyeth was involved in various legal proceedings, including product liability, patent, commercial, environmental, antitrust matters and government investigations of a nature considered normal to its business, (see Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies*). Due to the uncertainty of the variables and assumptions involved in assessing the possible outcomes of events related to these items, an estimate of fair value was not determinable. As such, these contingencies were measured under the same "probable and estimable" standard previously used by Wyeth. Liabilities for legal contingencies approximated $1.3 billion as of the acquisition date, which included the recording of additional adjustments of approximately $260 million for legal matters that we intended to resolve in a manner different from what Wyeth had planned or intended.

  - *Tax Matters*—In the ordinary course of business, Wyeth incurred liabilities for income taxes. Income taxes are exceptions to both the recognition and fair value measurement principles associated with the accounting for business combinations. Liabilities for income tax continue to be measured under the benefit recognition model as previously used by Wyeth (see Notes to Consolidated Financial Statements—*Note 1P. Significant Accounting Policies: Deferred Tax Assets and Income Tax Contingencies*). Net liabilities for income taxes approximated $23.7 billion as of the acquisition date, which included $1.8 billion for uncertain tax positions (not including $300 million of accrued interest). The net tax liability included the recording of additional adjustments of approximately $14.4 billion for the tax impact of fair value adjustments and $10.5 billion for income tax matters that we intended to resolve in a manner different from what Wyeth had planned or intended. For example, because we planned to repatriate certain overseas funds, we provided deferred taxes on Wyeth's unremitted earnings, as well as on certain book/tax basis differentials related to investments in certain foreign subsidiaries for which no taxes had been previously provided by Wyeth as it was Wyeth's intention to permanently reinvest those earnings and investments.

Analysis of the Consolidated Statements of Income

	YEAR ENDED DECEMBER 31,			% CHANGE	
(MILLIONS OF DOLLARS)	**2010**	2009	2008	**10/09**	09/08
Revenues	**$67,809**	$50,009	$48,296	**36**	4
Cost of sales	**16,279**	8,888	8,112	**83**	10
% of revenues	**24.0%**	17.8%	16.8%		
Selling, informational and administrative expenses	**19,614**	14,875	14,537	**32**	2
% of revenues	**29.0%**	29.7%	30.1%		
R&D expenses	**9,413**	7,845	7,945	**20**	(1)
% of revenues	**13.9%**	15.7%	16.5%		
Amortization of intangible assets	**5,404**	2,877	2,668	**88**	8
% of revenues	**8.0%**	5.8%	5.5%		
Acquisition-related IPR&D charges	**125**	68	633	**84**	(89)
% of revenues	**0.2%**	0.1%	1.3%		
Restructuring charges and certain acquisition-related costs	**3,214**	4,337	2,675	**(26)**	62
% of revenues	**4.7%**	8.7%	5.5%		
Other deductions—net	**4,338**	292	2,032	*****	(86)
Income from continuing operations before provision for taxes on income	**9,422**	10,827	9,694	**(13)**	12
% of revenues	**13.9%**	21.7%	20.1%		
Provision for taxes on income	**1,124**	2,197	1,645	**(49)**	34
Effective tax rate	**11.9%**	20.3%	17.0%		
Discontinued operations—net of tax	**(9)**	14	78	**(164)**	(81)
Less: Net income attributable to noncontrolling interests	**32**	9	23	**256**	(59)
Net income attributable to Pfizer Inc.	**$ 8,257**	$ 8,635	$ 8,104	**(4)**	7
% of revenues	**12.2%**	17.3%	16.8%		

Percentages may reflect rounding adjustments.
* Calculation not meaningful.

Revenues

Total revenues of $67.8 billion in 2010 increased by approximately $17.8 billion compared to 2009, primarily due to:

- the inclusion of revenues from legacy Wyeth products of $18.1 billion; and
- the favorable impact of foreign exchange, which increased revenues by approximately $1.1 billion,

partially offset by:

- the net revenue decrease from legacy Pfizer products of $1.4 billion resulting primarily from continuing generic competition and the loss of exclusivity on certain products.

Total revenues of $50.0 billion in 2009 increased by approximately $1.7 billion compared to 2008, primarily due to:

- the inclusion of revenues from legacy Wyeth products of $3.3 billion; and
- net revenue growth of legacy Pfizer products of $247 million,

partially offset by:

- the unfavorable impact of foreign exchange, which decreased revenues by approximately $1.8 billion in 2009.

In 2010, Lipitor, Enbrel, Lyrica, Prevnar/Prevenar 13 and Celebrex each delivered at least $2 billion in revenues, while Viagra, Xalatan/Xalacom, Effexor (which lost exclusivity in the U.S. in July 2010), Norvasc, Prevnar/Prevenar (7-valent), Zyvox, Sutent, the Premarin family, Geodon/Zeldox and Detrol/Detrol LA each surpassed $1 billion in revenues.

In 2009, Lipitor, Lyrica and Celebrex each delivered at least $2 billion in revenues, while Norvasc, Viagra, Xalatan/Xalacom, Detrol/Detrol LA, Zyvox and Geodon/Zeldox each surpassed $1 billion in revenues. In 2009, we did not record more than $1 billion in revenues for any individual legacy Wyeth product since the Wyeth acquisition date of October 15, 2009.

In 2008, Lipitor, Norvasc (which lost U.S. exclusivity in March 2007), Lyrica and Celebrex each delivered at least $2 billion in revenues, while Geodon/Zeldox, Zyvox, Viagra, Detrol/Detrol LA and Xalatan/Xalacom each surpassed $1 billion in revenues.

Revenues exceeded $500 million in each of 18 countries outside the U.S. in 2010, in each of 13 countries outside the U.S. in 2009 and in each of 14 countries outside the U.S. in 2008. The increase in the number of countries outside the U.S. in which revenues exceeded $500 million in 2010 was due to the inclusion of revenues from legacy Wyeth products for the full year in 2010. The decrease in the number of countries outside the U.S. in which revenues exceeded $500 million in 2009 was due to the unfavorable impact of foreign exchange. The U.S. was the only country to contribute more than 10% of total revenues in each year.

Our policy relating to the supply of pharmaceutical inventory at domestic wholesalers, and in major international markets, is to generally maintain stocking levels under one month on average and to keep monthly levels consistent from year to year based on patterns of utilization. We historically have been able to closely monitor these customer stocking levels by purchasing information from our customers directly or by obtaining other third-party information. We believe our data sources to be directionally reliable but cannot verify their accuracy. Further, as we do not control this third-party data, we cannot be assured of continuing access. Unusual buying patterns and utilization are promptly investigated.

As is typical in the pharmaceutical industry, our gross product sales are subject to a variety of deductions, that are generally estimated and recorded in the same period that the revenues are recognized, and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations for our pharmaceutical products. These deductions represent estimates of the related obligations and, as such, judgment and knowledge of market conditions and practice are required when estimating the impact of these sales deductions on gross sales for a reporting period. Historically, our adjustments to actual results have not been material to our overall business. On a quarterly basis, our adjustments to actual results generally have been less than 1% of Biopharmaceutical net sales and can result in either a net increase or a net decrease in income. Product-specific rebate charges, however, can have a significant impact on year-over-year individual product growth trends.

Certain deductions from revenues follow:

	YEAR ENDED DECEMBER 31,		
(BILLIONS OF DOLLARS)	2010	2009	2008
Medicaid and related state program rebates[(a)]	$1.3	$0.7	$0.5
Medicare rebates[(a)]	1.3	0.9	0.8
Performance-based contract rebates[(a), (b)]	2.6	2.3	2.1
Chargebacks[(c)]	3.0	2.3	1.9
Total	$8.2	$6.2	$5.3

(a) Rebates are product-specific and, therefore, for any given year are impacted by the mix of products sold.
(b) Performance-based contracts are with managed care customers, including health maintenance organizations and pharmacy benefit managers, who receive rebates based on the achievement of contracted performance terms for products.
(c) Chargebacks primarily represent reimbursements to wholesalers for honoring contracted prices to third parties.

The rebates and chargebacks for 2010 were higher than 2009, primarily as a result of:

- the inclusion of rebates and chargebacks related to legacy Wyeth products;
- the impact of increased Medicaid rebate rates due to the U.S. Healthcare Legislation, in addition to higher rates for certain products that are subject to rebates; and
- an increase in chargebacks for our branded products as a result of increasing competitive pressures and increasing sales for certain branded products subject to chargebacks,

partially offset by, among other factors:

- changes in product mix; and
- the impact on chargebacks of decreased sales within our generics business.

Our accruals for Medicaid rebates, Medicare rebates, performance-based contract rebates and chargebacks were $3.0 billion as of December 31, 2010 and $2.1 billion as of December 31, 2009, and primarily are all included in *Other current liabilities*.

Revenues by Business Segment

Effective with the acquisition of Wyeth, we operate in the following two distinct commercial organizations, which constitute our two business segments:

- **Biopharmaceutical** consists of the Primary Care, Specialty Care, Oncology, Established Products and Emerging Markets units and includes products that prevent and treat cardiovascular and metabolic diseases, central nervous system disorders, arthritis and pain, infectious and respiratory diseases, urogenital conditions, cancer, eye diseases and endocrine disorders, among others. Biopharmaceutical's segment profit includes costs related to research and development, manufacturing, and sales and marketing activities that are associated with the products in our Biopharmaceutical segment.
- **Diversified** includes Animal Health products and services that prevent and treat diseases in livestock and companion animals, including vaccines, parasiticides and anti-infectives; Consumer Healthcare products that include over-the-counter healthcare products such as pain management therapies (analgesics and heat wraps), cough/cold/allergy remedies, dietary supplements, hemorrhoidal care and personal care items; Nutrition products that consist mainly of infant and toddler nutritional products; and Capsugel, which represents our capsule products and services business. Diversified's segment profit includes costs related to research and development, manufacturing, and sales and marketing activities that are associated with the products in our Diversified segment.

Revenues by Segment and Geographic Area

Worldwide revenues by segment and geographic area follow:

	YEAR ENDED DECEMBER 31,									% CHANGE					
	WORLDWIDE			U.S.			INTERNATIONAL			WORLDWIDE		U.S.		INTERNATIONAL	
(MILLIONS OF DOLLARS)	**2010[(a)]**	2009[(a)]	2008	**2010[(a)]**	2009[(a)]	2008	**2010[(a)]**	2009[(a)]	2008	**10/09**	09/08	**10/09**	09/08	**10/09**	09/08
Biopharmaceutical	**$58,523**	$45,448	$44,174	**$25,962**	$20,010	$18,817	**$32,561**	$25,438	$25,357	**29**	3	**30**	6	**28**	—
Diversified	**8,966**	4,189	3,592	**2,981**	1,646	1,383	**5,985**	2,543	2,209	**114**	17	**81**	19	**135**	15
Corporate/Other[(b)]	**320**	372	530	**103**	93	201	**217**	279	329	**(14)**	(30)	**11**	(54)	**(22)**	(15)
Total Revenues	**$67,809**	$50,009	$48,296	**$29,046**	$21,749	$20,401	**$38,763**	$28,260	$27,895	**36**	4	**34**	7	**37**	1

[(a)] Legacy Wyeth revenues are included for a full year in 2010. 2009 includes revenues from legacy Wyeth products commencing on the Wyeth acquisition date, October 15, 2009, in accordance with Pfizer's domestic and international year-ends.
[(b)] Includes Pfizer CentreSource, which includes contract manufacturing and bulk pharmaceutical chemical sales.

Revenues by Segment and Unit

Worldwide revenues by segment and by unit follow:

	YEAR ENDED DECEMBER 31,			% CHANGE	
(MILLIONS OF DOLLARS)	**2010[(a)]**	2009[(a),(b)]	2008[(b)]	**10/09**	09/08
Biopharmaceutical:					
Primary Care[(c)]	**$23,328**	$22,576	$23,160	**3**	(3)
Specialty Care[(d)]	**15,021**	7,414	6,000	**103**	24
Established Products[(e)]	**10,098**	7,790	7,588	**30**	3
Emerging Markets[(f)]	**8,662**	6,157	6,053	**41**	2
Oncology[(g)]	**1,414**	1,511	1,590	**(6)**	(5)
Returns adjustment	**—**	—	(217)	**—**	*
Total Biopharmaceutical	**58,523**	45,448	44,174	**29**	3
Diversified:					
Animal Health	**3,575**	2,764	2,825	**29**	(2)
Consumer Healthcare	**2,772**	494	—	*****	*
Nutrition	**1,867**	191	—	*****	*
Capsugel	**752**	740	767	**2**	(4)
Total Diversified	**8,966**	4,189	3,592	**114**	17
Corporate/Other[(h)]	**320**	372	530	**(14)**	(30)
Total Revenues	**$67,809**	$50,009	$48,296	**36**	4

[(a)] Legacy Wyeth revenues are included for a full year in 2010. 2009 reflects revenues from legacy Wyeth products commencing on the Wyeth acquisition date, October 15, 2009, in accordance with Pfizer's domestic and international year-ends.
[(b)] Within the Biopharmaceutical segment, revenues from South Korea in 2009 and 2008 have been reclassified from the Emerging Markets unit to the appropriate developed market units to conform to the current-year presentation, which reflects the fact that the commercial operations of South Korea, effective January 1, 2010, are managed within the appropriate developed market units.
[(c)] The legacy Pfizer Primary Care unit was negatively impacted by 2% in 2010 due the loss of exclusivity of Lipitor in Canada in May 2010 and in Spain in July 2010, as well as by developed Europe pricing pressures and U.S. healthcare reform. These negative impacts were partially offset by the growth from selected brands, including Lyrica, Champix and Celebrex, among others, in key international markets, most notably Japan.
[(d)] The legacy Pfizer Specialty Care unit was negatively impacted in 2010 by developed Europe pricing pressures, U.S. healthcare reform and a decline in certain therapeutic markets.
[(e)] The legacy Pfizer Established Products unit was negatively impacted by 4% in 2010 due to the loss of exclusivity for Norvasc in Canada in July 2009, which was partially offset by the favorable impact of 1% in 2010 due to the reclassification of Camptosar's European revenues to the Established Products unit, effective January 1, 2010.
[(f)] The legacy Pfizer Emerging Markets unit was negatively impacted in 2010 primarily by the loss of exclusivity of Viagra and Lipitor in Brazil in June and August 2010, respectively and emerging Europe pricing pressures, but positively impacted by growth in key markets, including China and Brazil.
[(g)] Legacy Pfizer Oncology unit revenues in 2010 do not include Camptosar's European revenues due to Camptosar's loss of exclusivity in Europe in July 2009. The reclassification of those revenues to the Established Products unit effective January 1, 2010, as discussed above, negatively impacted the legacy Pfizer Oncology unit's performance by 17% in 2010 compared to 2009.
[(h)] Includes Pfizer CentreSource, which includes contract manufacturing and bulk pharmaceutical chemical sales.
* Calculation not meaningful.

Biopharmaceutical Revenues

Biopharmaceutical revenues contributed approximately 86% of our total revenues in 2010 and 91% of our total revenues in 2009 and 2008.

We recorded direct product sales of more than $1 billion for each of 15 Biopharmaceutical products in 2010 and for each of nine legacy Pfizer Biopharmaceutical products in 2009 and 2008. These products represented 60% of our Biopharmaceutical revenues in 2010, 56% of our Biopharmaceutical revenues in 2009 and 60% of our Biopharmaceutical revenues in 2008. We did not record more than $1 billion in revenues for any individual legacy Wyeth product in 2009 as the Wyeth acquisition date was October 15, 2009. While Wyeth's revenues are not included in our 2008 amounts, as Wyeth had not yet been acquired, Wyeth had five products with direct product revenues of more than $1 billion in 2008.

2010 vs. 2009

Worldwide Biopharmaceutical revenues in 2010 were $58.5 billion, an increase of 29% compared to 2009, due to:

- the inclusion of operational revenues from legacy Wyeth products of approximately $13.7 billion, which favorably impacted Biopharmaceutical revenues by 30%; and
- the weakening of the U.S. dollar relative to other currencies, primarily the Canadian dollar, Australian dollar, Japanese yen and Brazilian real, which favorably impacted Biopharmaceutical revenues by approximately $900 million, or 2%,

partially offset by:

- the decrease in operational revenues of approximately $1.5 billion, or 3%, from legacy Pfizer products overall, including Norvasc, Camptosar, Lipitor and Detrol/Detrol LA.

Geographically,

- in the U.S., Biopharmaceutical revenues increased 30% in 2010, compared to 2009, reflecting the inclusion of revenues from legacy Wyeth products of $6.6 billion, which had a favorable impact of 33%, partially offset by lower overall revenues from legacy Pfizer products, including Lipitor, Detrol/Detrol LA, Celebrex, Lyrica, Chantix and Caduet and the impact of increased rebates in 2010 as a result of the U.S. Healthcare Legislation, all of which had an unfavorable impact of $664 million, or 3%; and
- in our international markets, Biopharmaceutical revenues increased 28% in 2010, compared to 2009, reflecting the inclusion of operational revenues from legacy Wyeth products of $7.1 billion, which had a favorable impact of 28%, and the favorable impact of foreign exchange on international Biopharmaceutical revenues of approximately $900 million, or 3%, partially offset by lower operational revenues from legacy Pfizer products of $819 million, or 3%. The decrease in operational revenues of legacy Pfizer products was due to lower operational revenues from, among other products, Lipitor, Norvasc and Camptosar, all of which were impacted by the loss of exclusivity in certain international markets.

During 2010, international Biopharmaceutical revenues represented 56% of total Biopharmaceutical revenues, consistent with 2009.

Effective July 1, 2010, January 1, 2010, August 14, 2009, and January 3, 2009, we increased the published prices for certain U.S. Biopharmaceutical products. These price increases had no material effect on wholesaler inventory levels in comparison to the prior year.

2009 vs. 2008

Worldwide Biopharmaceutical revenues in 2009 were $45.4 billion, an increase of 3% compared to 2008, primarily due to:

- the inclusion of operational revenues from legacy Wyeth products of approximately $2.5 billion; and
- solid operational performance from certain legacy Pfizer products, including Lyrica, Sutent and Revatio, and higher legacy Pfizer alliance revenues,

partially offset by:

- the strengthening of the U.S. dollar relative to other currencies, primarily the euro, U.K. pound, Canadian dollar, Australian dollar and Brazilian real, which unfavorably impacted Biopharmaceutical revenues by approximately $1.7 billion, or 4%, in 2009; and
- a decrease in revenues from certain legacy Pfizer products, including Lipitor, Norvasc, Campostar and Chantix/Champix.

Geographically,

- in the U.S., Biopharmaceutical revenues increased 6% in 2009, primarily due to revenues from legacy Wyeth products of approximately $1.6 billion, or 9%, which were partially offset by lower revenues from certain legacy Pfizer products, including Lipitor and Celebrex, compared to 2008, as a result of continued generic pressures. Legacy Pfizer revenues also were adversely affected by the loss of exclusivity of Camptosar and Zyrtec/Zyrtec D, lower sales of Chantix following the changes to the product label, increased rebates partly as a result of the impact of certain contract changes, and increased pricing pressures. These factors were partially offset by the solid performance from certain legacy Pfizer products, including Lyrica, Viagra, Revatio, Xalatan and Sutent, and alliance revenues in 2009; and
- in our international markets, Biopharmaceutical revenues were flat in 2009, compared to 2008. Higher revenues due to the addition of legacy Wyeth products of $931 million, or 4%, and higher operational revenues from legacy Pfizer products of $783 million, or 3%, were offset by the unfavorable impact of foreign exchange on international revenues of $1.7 billion, or 7%. The increase in operational revenues of legacy Pfizer products was due to operational growth from Lipitor, Lyrica, Zyvox, Vfend, Sutent and alliance products, partially offset by lower revenues of Norvasc and Camptosar, among others.

Diversified Revenues

2010 vs. 2009

Worldwide Diversified revenues increased 114% in 2010, compared to 2009, due to:

- the inclusion of operational revenues from legacy Wyeth products of approximately $4.4 billion in 2010, which favorably impacted Diversified revenues by 106%. The increase was primarily due to the addition of the legacy Wyeth Consumer Healthcare and Nutrition operations. In addition, worldwide Diversified revenues were favorably impacted by the operational revenue increase in legacy Pfizer Diversified businesses of 3% in 2010, and the favorable impact of foreign exchange of 5%.

Revenues from Animal Health increased 29% in 2010, compared to 2009, reflecting:

- the inclusion of operational revenues from legacy Wyeth Animal Health products of 22%;
- higher operational revenues from legacy Pfizer Animal Health products of 4% due primarily to growth in the companion animal and livestock businesses; and
- the favorable impact of foreign exchange of 3%.

2009 vs. 2008

Worldwide Diversified revenues in 2009 were $4.2 billion, an increase of 17% compared to 2008, due to:

- revenues from legacy Wyeth products of approximately $764 million, primarily from the addition of the legacy Wyeth Consumer Healthcare and Nutrition operations,

partially offset by:

- a decrease in revenues from legacy Pfizer Animal Health products and the Capsugel business, primarily due to the unfavorable impact of foreign exchange.

Revenues from Animal Health products decreased 2% in 2009 compared to 2008, reflecting the unfavorable impact of foreign exchange of 5%, flat operational performance of legacy Pfizer Animal Health products and the revenue increase from the addition of legacy Wyeth Animal Health products of 3%.

The following factors impacted 2009 Animal Health results:

- the global recession, which negatively affected global spending on veterinary care;
- historically low milk prices, which hurt the profitability of dairy farmers and negatively impacted our livestock business; and
- a change in terms with U.S. distributors resulting in an anticipated, one-time reduction in U.S. distributor inventories in the first quarter of 2009.

Revenues—Major Biopharmaceutical Products

Revenue information for several of our major Biopharmaceutical products follows:

(MILLIONS OF DOLLARS)		YEAR ENDED DECEMBER 31,			% CHANGE	
PRODUCT	PRIMARY INDICATIONS	**2010**	2009	2008	**10/09**	09/08
Lipitor	Reduction of LDL cholesterol	**$10,733**	$11,434	$12,401	**(6)**	(8)
Enbrel[(a), (b)]	Rheumatoid, juvenile rheumatoid and psoriatic arthritis, plaque psoriasis and ankylosing spondylitis	**3,274**	378	—	*	*
Lyrica	Epilepsy, post-herpetic neuralgia and diabetic peripheral neuropathy, fibromyalgia	**3,063**	2,840	2,573	**8**	10
Prevnar/Prevenar 13[(a)]	Vaccine for prevention of invasive pneumococcal disease	**2,416**	—	—	*	*
Celebrex	Arthritis pain and inflammation, acute pain	**2,374**	2,383	2,489	**—**	(4)
Viagra	Erectile dysfunction	**1,928**	1,892	1,934	**2**	(2)
Xalatan/Xalacom	Glaucoma and ocular hypertension	**1,749**	1,737	1,745	**1**	—
Effexor[(a)]	Depression and certain anxiety disorders	**1,718**	520	—	*	*
Norvasc	Hypertension	**1,506**	1,973	2,244	**(24)**	(12)
Prevnar/Prevenar(7-valent)[(a)]	Vaccine for prevention of invasive pneumococcal disease	**1,253**	287	—	*	*
Zyvox	Bacterial infections	**1,176**	1,141	1,115	**3**	2
Sutent	Advanced and/or metastatic renal cell carcinoma (mRCC) and refractory gastrointestinal stromal tumors (GIST)	**1,066**	964	847	**11**	14
Premarin family[(a)]	Menopause	**1,040**	213	—	*	*
Geodon/Zeldox	Schizophrenia; acute manic or mixed episodes associated with bipolar disorder; maintenance treatment of bipolar mania	**1,027**	1,002	1,007	**2**	(1)
Detrol/Detrol LA	Overactive bladder	**1,013**	1,154	1,214	**(12)**	(5)
Zosyn/Tazocin[(a)]	Antibiotic	**952**	184	—	*	*
Genotropin	Replacement of human growth hormone	**885**	887	898	**—**	(1)
Vfend	Fungal infections	**825**	798	743	**3**	7
Chantix/Champix	An aid to smoking cessation	**755**	700	846	**8**	(17)
Protonix[(a)]	Gastroesophageal reflux disease	**690**	68	—	*	*
BeneFIX[(a)]	Hemophilia	**643**	98	—	*	*
Zoloft	Depression and certain anxiety disorders	**532**	516	539	**3**	(4)
Caduet	Reduction of LDL cholesterol and hypertension	**527**	548	589	**(4)**	(7)
Aromasin	Breast cancer	**483**	483	465	**—**	4
Revatio	Pulmonary arterial hypertension (PAH)	**481**	450	336	**7**	34
Pristiq[(a)]	Depression	**466**	82	—	*	*
Medrol	Inflammation	**455**	457	459	**—**	—
Aricept[(c)]	Alzheimer's disease	**417**	432	482	**(3)**	(10)
Zithromax/Zmax	Bacterial infections	**415**	430	429	**(3)**	—
Cardura	Hypertension/Benign prostatic hyperplasia	**413**	457	499	**(10)**	(8)
ReFacto AF/Xyntha[(a)]	Hemophilia	**404**	47	—	*	*
BMP2[(a)]	Development of bone and cartilage	**400**	81	—	*	*
Rapamune[(a)]	Immunosuppressant	**388**	57	—	*	*
Fragmin	Anticoagulant	**341**	359	316	**(5)**	14
Tygacil[(a)]	Antibiotic	**324**	54	—	*	*
Alliance revenues[(d)]	Various	**4,084**	2,925	2,251	**40**	30
All other[(e)]	Various	**8,307**	7,417	7,753	**12**	(4)

[(a)] Legacy Wyeth products. Legacy Wyeth operations are included for a full year in 2010. In accordance with Pfizer's domestic and international year-ends, 2009 includes approximately two-and-a-half months of Wyeth's U.S. operations and approximately one-and-a-half months of Wyeth's international operations.
[(b)] Outside the U.S. and Canada.
[(c)] Represents direct sales under license agreement with Eisai Co., Ltd.
[(d)] Enbrel (in the U.S. and Canada)[(a)], Aricept, Exforge, Rebif and Spiriva.
[(e)] Includes legacy Pfizer products in 2010, 2009 and 2008. Also includes legacy Wyeth products in 2010 and, as described in note (a) above, during a portion of 2009.
* Calculation not meaningful.

Certain amounts and percentages may reflect rounding adjustments.

Biopharmaceutical—Selected Product Descriptions

- **Lipitor**, for the treatment of elevated LDL-cholesterol levels in the blood, is the most widely used branded prescription treatment for lowering cholesterol and the best-selling prescription pharmaceutical product of any kind in the world. Lipitor recorded worldwide revenues of $10.7 billion, or a decrease of 6%, in 2010, compared to 2009 due to:

  - the continuing impact of an intensely competitive lipid-lowering market with competition from generics and branded products worldwide;
  - increased payer pressure worldwide;
  - slower growth in the lipid-lowering market in the U.S. due, in part, to a slower rate of growth in the Medicare Part D population and, reflecting challenging economic conditions, heightened overall patient cost-sensitivity in the U.S. and adoption of non-prescription treatment options; and
  - loss of exclusivity in Canada in May 2010, Spain in July 2010 and Brazil in August 2010,

  partially offset by:

  - the favorable impact of foreign exchange, which increased revenues by $220 million, or 2%.

  Geographically,

  - in the U.S., Lipitor revenues were $5.3 billion, a decrease of 6% in 2010, compared to 2009; and
  - in our international markets, Lipitor revenues were $5.4 billion, a decrease of 6%, in 2010, compared to 2009. The impact of foreign exchange increased international revenues by 4% in 2010, compared to 2009.

  See the "Our Operating Environment" section of this Financial Review for a discussion concerning the expected loss of exclusivity for Lipitor in various markets.

  During the period from August through December 2010, we implemented four voluntary recalls of Lipitor 40 mg tablets due to a small number of reports of an uncharacteristic odor related to the bottles in which Lipitor is packaged. Our recalls involved a total of 20 lots in the U.S. and Canada. The odor related to bottles that were manufactured by a third-party supplier, most of which entered the supply chain before August 2010. A medical assessment by us has determined that the odor is not likely to cause adverse health consequences. We have identified the source of the odor, and we are implementing rigorous measures to prevent odor-related issues going forward. While the rate of odor complaints is very low, we cannot rule out the possibility of further recalls based on our quality control measures in the event that there are any future odor-related observations. These recalls have not had any significant impact on our results of operations, and we do not expect any disruptions in the supply of Lipitor.

- **Enbrel**, for the treatment of rheumatoid arthritis, polyarticular juvenile rheumatoid arthritis, psoriatic arthritis, plaque psoriasis and ankylosing spondylitis, a type of arthritis affecting the spine, recorded worldwide revenues, excluding the U.S. and Canada, of $3.3 billion in 2010. Enbrel revenues from the U.S. and Canada are included in alliance revenues. The approval of competing products for the treatment of psoriasis has increased competition with respect to Enbrel in 2010.

  Under our co-promotion agreement with Amgen Inc. (Amgen), we and Amgen co-promote Enbrel in the U.S. and Canada and share in the profits from Enbrel sales in those countries, recorded as alliance revenues. The co-promotion term is scheduled to end in October 2013, and, subject to the terms of the agreement, we are entitled to a royalty stream for 36 months thereafter, which is significantly less than our current share of Enbrel profits from U.S. and Canadian sales. Following the end of the royalty period, we will not be entitled to any further alliance revenues from Enbrel sales in the U.S. and Canada. Our exclusive rights to Enbrel outside the U.S. and Canada will not be affected by the expiration of the co-promotion agreement with Amgen.

- **Lyrica**, indicated for the management of post-herpetic neuralgia (PHN), diabetic peripheral neuropathy (DPN), fibromyalgia, and as adjunctive therapy for adult patients with partial onset seizures in the U.S., and for neuropathic pain, adjunctive treatment of epilepsy and general anxiety disorder (GAD) in certain countries outside the U.S., recorded an increase in worldwide revenues of 8% in 2010, compared to 2009. Lyrica had a strong operational performance in international markets in 2010, including Japan, where Lyrica was launched as the first product approved for the peripheral neuropathic indication. In the U.S., revenues have been adversely affected by increased generic competition, as well as managed care pricing and formulary pressures.

- **Prevnar/Prevenar 13**, launched in Germany in late 2009 and in the U.S. in early 2010 with launches in other markets during 2010, is our 13-valent pneumococcal conjugate vaccine for preventing invasive pneumococcal disease in infants and young children. Prevnar/Prevenar 13 had worldwide revenues of $2.4 billion in 2010. To date, Prevnar/Prevenar 13 has been approved in over 80 countries and launched in over 55 of those countries. The launch of Prevnar/Prevenar 13 has resulted in a reduction of our Prevnar/Prevenar (7-valent) revenues. We expect this trend to continue.

- **Celebrex** is a treatment for the signs and symptoms of osteoarthritis and rheumatoid arthritis and acute pain in adults. Celebrex worldwide revenues were relatively flat in 2010, compared to 2009. In the U.S., revenues have been adversely affected by generic competition. Celebrex is supported by continued educational and promotional efforts highlighting its efficacy and safety profile for appropriate patients.

- **Viagra** remains the leading treatment for erectile dysfunction and one of the world's most recognized pharmaceutical brands after more than a decade. Viagra worldwide revenues increased 2% in 2010, compared to 2009. In the U.S., Viagra revenues increased 3% in 2010, compared to 2009. Internationally, Viagra revenues increased 1%, due to a favorable impact of foreign exchange in 2010 compared to 2009. Viagra began facing generic competition in Spain and Finland in December 2009.

- **Xalabrands** consists of **Xalatan**, a prostaglandin, the world's leading branded agent to reduce elevated eye pressure in patients with open-angle glaucoma or ocular hypertension, and **Xalacom,** a fixed combination prostaglandin (Xalatan) and beta blocker (timolol) that is available outside the U.S. Xalatan/Xalacom worldwide revenues increased 1% in 2010, compared to 2009. The increase was due to higher revenues in the U.S., partially offset by lower international revenues due to the launch of generic latanoprost in Japan in May 2010 and in Italy in July 2010. Additionally, foreign exchange had a favorable impact in 2010, compared to 2009. We expect to lose exclusivity for Xalatan in the U.S. in March 2011 and for Xalatan and Xalacom in the majority of major European markets in July 2011. We are pursuing a pediatric extension for Xalatan in the EU. If we are successful, the exclusivity period for both Xalatan and Xalacom in the majority of major European markets will be extended by six months to January 2012.

- **Effexor XR (extended release capsules)**, an antidepressant for treating adult patients with major depressive disorder, GAD, social anxiety disorder and panic disorder, recorded worldwide revenues of $1.7 billion in 2010. Effexor XR faces generic competition outside the U.S. and, it has faced generic competition in the U.S. since July 1, 2010. This generic competition had, in 2010, and will continue to have a significant adverse impact on our revenues for Effexor XR.

- **Norvasc**, for treating hypertension, lost exclusivity in the U.S. in March 2007. Norvasc also has experienced patent expirations in other major markets, including Canada in July 2009 and Japan in March 2008. Norvasc worldwide revenues decreased 24% in 2010, compared to 2009.

- **Prevnar/Prevenar (7-valent),** our 7-valent pneumococcal conjugate vaccine for preventing invasive pneumococcal disease in infants and young children, had worldwide revenues of $1.3 billion in 2010. Certain markets have transitioned from the use of Prevnar/ Prevenar (7-valent) to Prevnar/Prevenar 13 (see discussion above) resulting in lower revenues for Prevnar/Prevenar (7-valent). We expect this trend to continue.

- **Zyvox** is the world's best-selling branded agent for the treatment of certain serious Gram-positive pathogens, including Methicillin-Resistant Staphylococcus-Aureus (MRSA). Zyvox worldwide revenues increased 3% in 2010, compared to 2009, primarily due to growth in emerging markets and developed markets in Europe. In the U.S., revenues have been adversely affected by flat market growth and increased generic and branded competition.

- **Sutent** is for the treatment of advanced renal cell carcinoma, including metastatic renal cell carcinoma (mRCC), and gastrointestinal stromal tumors (GIST) after disease progression on, or intolerance to, imatinib mesylate. Sutent worldwide revenues increased 11% in 2010, compared to 2009, primarily due to strong operational performance in international markets. We continue to drive total revenue and prescription growth, supported by cost-effectiveness data and efficacy data in first-line mRCC—including two-year survival data, which represent the first time that overall survival of two years has been seen in the treatment of advanced kidney cancer, as well as through increasing access and healthcare coverage. As of December 31, 2010, Sutent was the best-selling medicine in the world for the treatment of first-line mRCC.

  On July 1, 2010 the FDA approved revised labeling for Sutent, which includes a boxed warning concerning hepatotoxicity and related changes to the warnings and precautions section. In addition, as part of a risk mitigation and communication plan, the revised label includes a Medication Guide that patients will receive when Sutent is dispensed.

  Pfizer maintains a global safety database, monitoring all sponsored clinical trials and spontaneous adverse event reports. Hepatic failure has been uncommonly observed in clinical trials (0.3%) and post-marketing experience, consistent with the very low rate of hepatic failure observed in the clinical trials of Sutent used to support original registration in 2006. Over 91,000 patients worldwide have been treated with Sutent.

  The risk-benefit profile of Sutent in both mRCC and second-line GIST has been well established through large, randomized clinical trials evaluating its safety and efficacy. Sutent remains an important treatment option for these two difficult-to-treat cancers.

- Our **Premarin** family of products remains the leading therapy to help women address moderate-to-severe menopausal symptoms. It had worldwide revenues of $1.0 billion in 2010.

- **Geodon/Zeldox**, an atypical antipsychotic, is indicated for the treatment of schizophrenia, as monotherapy for the acute treatment of bipolar manic or mixed episodes, and as an adjunct to lithium or valproate for the maintenance treatment of bipolar disorder. Geodon worldwide revenues increased 2% in 2010, compared to 2009, due in part to continued growth in the U.S. antipsychotic market and the recent U.S. approval of Geodon for adjunctive bipolar maintenance therapy in adults.

- **Detrol/Detrol LA,** a muscarinic receptor antagonist, is the most prescribed branded medicine worldwide for overactive bladder. Detrol LA is an extended-release formulation taken once a day. Detrol/Detrol LA worldwide revenues declined 12% in 2010, compared to 2009, primarily due to increased competition from other branded medicines.

- **Zosyn/Tazocin**, our broad-spectrum intravenous antibiotic, faces generic competition in the U.S. and certain other markets. It had worldwide revenues of $952 million in 2010.

- **Genotropin**, the world's leading human growth hormone, is used in children for the treatment of short stature with growth hormone deficiency, Prader-Willi Syndrome, Turner Syndrome, Small for Gestational Age Syndrome, Idiopathic Short Stature (in the U.S. only) and Chronic Renal Insufficiency (outside the U.S. only), as well as in adults with growth hormone deficiency. Genotropin is supported by a broad platform of innovative injection-delivery devices. Genotropin worldwide revenues were relatively flat compared to 2009.

- **Vfend,** as the only branded agent available in intravenous and oral forms, continued to build on its position as the best-selling systemic, antifungal agent worldwide in 2010. The global revenues of Vfend continued to be driven in 2010 by its acceptance as an excellent broad-spectrum agent for treating yeast and molds. Vfend worldwide revenues increased 3% in 2010, compared to 2009.

  In October 2009, we settled a challenge by Mylan, Inc. (Mylan) and its subsidiary, Matrix Laboratories Limited (Matrix), to four of our patents relating to Vfend by entering into an agreement granting Matrix and another subsidiary of Mylan the right to market their voriconazole (generic Vfend) tablet in the U.S. Pursuant to that settlement agreement, Matrix and the other Mylan subsidiary launched their generic voriconazole tablet in the U.S. in February 2011. In addition, the basic patent for Vfend tablets in Brazil expired on January 1, 2011.

- **Chantix/Champix**, the first new prescription treatment to aid smoking cessation in nearly a decade, has been launched in all major markets. Chantix/Champix worldwide revenues increased 8% in 2010, compared to 2009. Revenues in 2010 were impacted by strong operational performance in international developed markets and the favorable impact of foreign exchange, partially offset by the impact of changes to the product's label and other factors, especially in the U.S. We are continuing our educational and promotional efforts, which are focused on the Chantix benefit-risk proposition, the significant health consequences of smoking and the importance of the physician-patient dialogue in helping patients quit smoking.

- **Protonix**, our proton pump inhibitor for gastroesophageal reflux disease, had revenues of $690 million in 2010. We have an exclusive license from Nycomed GmbH to sell Protonix in the U.S., where it faces generic competition as the result of at-risk launches by certain generic manufacturers that began in December 2007 and the expiration of the basic U.S. patent (including the six-month pediatric exclusivity period) in January 2011.

- **BeneFIX and ReFacto AF/Xyntha** are hemophilia products that use state-of-the-art manufacturing to assist patients with this lifelong bleeding disorder. BeneFIX is the only available recombinant factor IX product for the treatment of hemophilia B, while ReFacto AF/Xyntha are recombinant factor VIII products for the treatment of hemophilia A. Both products are indicated for the control and prevention of bleeding in patients with these disorders and in some countries also are indicated for prophylaxis in certain situations, such as surgery. BeneFIX recorded worldwide revenues of $643 million in 2010. ReFacto AF/Xyntha recorded worldwide revenues of $404 million in 2010.

- **Caduet** is a single-pill therapy combining Norvasc and Lipitor. Caduet worldwide revenues declined 4% in 2010, compared to 2009, primarily due to increased generic competition, as well as an overall decline in U.S. hypertension market volume, partially offset by strong operational performance in international markets and the favorable impact of foreign exchange. We expect that Caduet will lose exclusivity in the U.S. in November 2011.

- **Revatio**, for the treatment of PAH, had an increase in worldwide revenues of 7% in 2010, compared to 2009, due in part to increased PAH awareness driving earlier diagnosis and increased therapy days in the U.S. and EU.

- **Pristiq** was approved for the treatment of Major Depressive Disorder (MDD) in the U.S. in February 2008 and subsequently was approved for that indication in 28 other countries. Pristiq has also been approved for treatment of moderate-to-severe vasomotor symptoms (VMS) associated with menopause in Thailand, Mexico and the Philippines. Pristiq recorded worldwide revenues of $466 million in 2010.

- **Alliance revenues** worldwide increased 40% in 2010, compared to 2009, mainly due to the strong performance of Spiriva, Aricept and Rebif, as well as the inclusion of sales of Enbrel, a legacy Wyeth product, in the U.S. and Canada. We lost exclusivity for Aricept 5mg and 10mg tablets in the U.S. in November 2010. We expect that the Aricept 23mg tablet will have exclusivity in the U.S. until July 2013.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of recent developments concerning patent and product litigation relating to certain of the products discussed above.

Product Developments—Biopharmaceutical

We continue to invest in R&D to provide potential future sources of revenues through the development of new products, as well as through additional uses for existing in-line and alliance products. We remain on track to achieve our previously announced goal of 15 to 20 regulatory submissions in the 2010 to 2012 period. Notwithstanding our efforts, there are no assurances as to when, or if, we will receive regulatory approval for additional indications for existing products or any of our other products in development.

On February 1, 2011, we announced that we are continuing to closely evaluate our global research and development function and will accelerate our current strategies to improve innovation and overall productivity by prioritizing areas with the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas with the highest potential to deliver value in the near term and over time (see the "Our Strategy" section of this Financial Review). Our high-priority therapeutic areas are immunology and inflammation, oncology, cardiovascular and metabolic diseases, neuroscience and pain, and vaccines.

Below are significant regulatory actions by, and filings pending with, the FDA and regulatory authorities in the EU and Japan as well as new drug candidates and additional indications in late-stage development:

Recent FDA approvals:

PRODUCT	INDICATION	DATE APPROVED
Prevnar 13 Infant	Prevention of invasive pneumococcal disease in infants and young children	February 2010

Pending U.S. new drug applications (NDA) and supplemental filings:

PRODUCT	INDICATION	DATE SUBMITTED
tafamidis meglumine	Treatment of transthyretin amyloid polyneuropathy (ATTR-PN)	February 2011
Prevnar 13 Adult	Prevention of pneumococcal disease in adults 50 years of age and older	December 2010
Taliglucerase alfa	Treatment of Gaucher disease	December 2009
Sutent	Pancreatic neuroendocrine tumor	December 2009
Genotropin	Adult growth hormone deficiency (Mark VII multidose disposable device)	October 2009
Celebrex	Chronic pain	August 2009
Geodon	Treatment of bipolar disorder—pediatric filing	October 2008
Spiriva	Respimat device for chronic obstructive pulmonary disease	November 2007
Zmax	Treatment of bacterial infections—sustained release—acute otitis media (AOM) and sinusitis—pediatric filing	November 2006
Viviant	Osteoporosis treatment and prevention	June 2006
Pristiq	Vasomotor symptoms of menopause	June 2006
Vfend	Treatment of fungal infections—pediatric filing	June 2005

On October 6, 2010, we completed the acquisition of FoldRx. Its lead product candidate, tafamidis meglumine (Tafamidis), is in registration in both the U.S. and the EU as a first-in-class oral therapy for the treatment of transthyretin amyloid polyneuropathy (ATTR-PN), a progressively fatal genetic neurodegenerative disease, for which liver transplant is the only treatment option currently available. Tafamidis has orphan drug designation in both the U.S. and EU and fast-track designation in the U.S.

In November 2009, we entered into a license and supply agreement with Protalix BioTherapeutics (Protalix), which provides us exclusive worldwide rights, except in Israel, to develop and commercialize taliglucerase alfa for the treatment of Gaucher disease. In April 2010, Protalix completed a rolling NDA with the FDA for taliglucerase alfa. Taliglucerase alfa was granted orphan drug designation in the U.S. in September 2009. In February 2011, Protalix received a "complete response" letter from the FDA for the taliglucerase alfa NDA that set forth additional requirements for approval. Protalix will work with the FDA to determine next steps.

In May 2010, the FDA issued a "complete response" letter requesting additional information in connection with our supplemental NDA seeking approval to use Sutent for the treatment of pancreatic neuroendocrine tumors. We have provided the requested information, including an analysis of independently reviewed scans, and are working with the FDA to pursue regulatory approval.

In April 2010, we received a "complete response" letter from the FDA for the Genotropin Mark VII multidose disposable device submission. In August 2010, we submitted our response to address the requests and recommendations included in the FDA letter.

In June 2010, we received a "complete response" letter from the FDA for the Celebrex chronic pain supplemental NDA. We are working with the FDA to determine the next steps.

In October 2009, we received a "complete response" letter from the FDA with respect to the supplemental NDA for Geodon for the treatment of acute bipolar mania in children and adolescents aged 10 to 17 years. In October 2010, we submitted our response to address the issues raised in the FDA letter. In April 2010, we received a "warning letter" from the FDA with respect to the clinical trial in support of this supplemental NDA. We are working with the FDA to address the issues raised in the letter.

Boehringer Ingelheim (BI), our alliance partner, holds the NDAs for Spiriva Handihaler and Spiriva Respimat. In September 2008, BI received a "complete response" letter from the FDA for the Spiriva Respimat submission. The FDA is seeking additional data, and we are coordinating with BI, which is working with the FDA to provide the additional information. A full response will be submitted to the FDA upon the completion of planned and ongoing studies.

In September 2007, we received an "approvable" letter from the FDA for Zmax that set forth requirements to obtain approval for the pediatric acute otitis media (AOM) indication based on pharmacokinetic data. A supplemental filing for pediatric AOM and sinusitis remains under review.

Two "approvable" letters were received by Wyeth in April and December 2007 from the FDA for Viviant (bazedoxifene), for the prevention of post-menopausal osteoporosis, that set forth the additional requirements for approval. In May 2008, Wyeth received an "approvable" letter from the FDA for the treatment of post-menopausal osteoporosis. The FDA is seeking additional data, and we have been systematically working through these requirements and seeking to address the FDA's concerns. In February 2008, the FDA advised Wyeth that it expects to convene an advisory committee to review the pending NDAs for both the treatment and prevention indications after we submit our response to the "approvable" letters. In April 2009, Wyeth received approval in the EU for CONBRIZA (the EU trade name for Viviant) for the treatment of post-menopausal osteoporosis in women at increased risk of fracture. Viviant was also approved in Japan in July 2010 for the treatment of post-menopausal osteoporosis.

In July 2007, Wyeth received an "approvable" letter from the FDA with respect to its NDA for the use of Pristiq in the treatment of moderate-to-severe vasomotor symptoms (VMS) associated with menopause. The FDA requested an additional one-year study of the safety of Pristiq for this indication. This study was recently completed, and the results were provided to the FDA in December 2010.

In December 2005, we received an "approvable" letter from the FDA for our Vfend pediatric filing that set forth the additional requirements for approval. In April 2010, based on data from a new pharmacokinetics study, we and the FDA agreed on a Vfend dosing regimen for pediatric patients in three ongoing trials. We continue to work with the FDA to determine the next steps.

The Lyrica NDA for monotherapy treatment of GAD was withdrawn in December 2010.

In December 2010, in the interest of patient safety, we voluntarily withdrew Thelin for the treatment of PAH in markets where it is approved. In addition, we discontinued clinical studies of Thelin worldwide for the treatment of PAH.

The NDAs for Fablyn (lasofoxifene) for the prevention and treatment of osteoporosis in post-menopausal women and for the treatment of vulvar and vaginal atrophy have been withdrawn. We are exploring strategic options for Fablyn, including but not limited to out-licensing or sale.

Regulatory approvals and filings in the EU and Japan:

PRODUCT	DESCRIPTION OF EVENT	DATE APPROVED	DATE SUBMITTED
Sutent	Approval in the EU for treatment of pancreatic neuroendocrine tumor	December 2010	
Prevenar 13 Adult	Application submitted in the EU for prevention of pneumococcal disease in adults 50 years of age and older		December 2010
Taliglucerase alfa	Application submitted in the EU for treatment of Gaucher disease		November 2010
Lyrica	Approval in Japan for neuropathic pain	October 2010	—
Xalatan	Approval in the EU for pediatric glaucoma	September 2010	
Torisel	Approval in Japan for renal cell carcinoma	July 2010	—
Genotropin	Approval in the EU for adult growth hormone deficiency (Mark VII multidose disposable device)	July 2010	—
Viviant	Approval in Japan for the treatment of post-menopausal osteoporosis	July 2010	—
atorvastatin calcium	Approval in the EU for type II variation for atorvastatin calcium (SORTIS and associated names) for pediatric hyperlipidemia/ dyslipidemia	July 2010	—
tafamidis meglumine	Application submitted in the EU for ATTR-PN	—	July 2010
Macugen	Application submitted in the EU for type II variation for treatment of diabetic macular edema	—	June 2010
Genotropin	Approval in Japan for adult growth hormone deficiency (Mark VII multidose disposable device)	June 2010	—
Lyrica	Approval in Japan for the treatment of pain associated with post-herpetic neuralgia	April 2010	—
Revatio	Application submitted in the EU for pediatric PAH	—	February 2010
Apixaban	Application submitted in the EU for prevention of venous thromboembolism	—	February 2010
Xalacom	Approval in Japan for the treatment of glaucoma	January 2010	—
Prevenar 13 Infant	Application submitted in Japan for prevention of invasive pneumococcal disease in infants and young children	—	December 2009
Xiapex	Application submitted in the EU for treatment of Dupuytren's contracture	—	December 2009
Toviaz	Application submitted in Japan for overactive bladder	—	September 2009

In December 2010, the European Medicine Agency's Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion recommending that the European Commission approve Xiapex for the treatment of Dupuytren's contracture in adult patients with a palpable cord.

Late-stage clinical trials for additional uses and dosage forms for in-line products:	
PRODUCT	INDICATION
Eraxis/Vfend Combination	Aspergillosis fungal infections
Lyrica	Epilepsy monotherapy; central neuropathic pain due to spinal cord injury; peripheral neuropathic pain
Revatio	Pediatric PAH
Sutent	Adjuvant renal cell carcinoma
Torisel	Renal cell carcinoma
Zithromax/chloroquine	Malaria

Set forth below are developments in 2010 with respect to certain Phase 3 trials for Sutent :

- A Phase 3 trial for advanced castration-resistant prostate cancer was discontinued based on an interim analysis, whereby an independent Data Monitoring Committee (DMC) found that the combination of Sutent with prednisone was unlikely to improve overall survival compared to prednisone alone.
- A Phase 3 trial in combination with erlotinib for the treatment of advanced non-small-cell lung cancer was completed and did not meet its primary endpoint.
- The Phase 3 trial for advanced liver cancer was discontinued based on a higher incidence of serious adverse events in the sunitinib arm compared to the sorafenib arm and the fact that sunitinib did not meet the criteria to demonstrate that it was either superior or non-inferior to sorafenib in the survival of patients with advanced liver cancer.
- Two Phase 3 trials for first-line and second-line treatment of metastatic breast cancer were completed and did not meet their primary endpoints.

New drug candidates in late-stage development in the U.S.:	
CANDIDATE	INDICATION
Apixaban	For the prevention and treatment of venous thromboembolism and prevention of stroke in patients with atrial fibrillation, which is being developed in collaboration with Bristol-Myers Squibb Company (BMS)
Aprela (Bazedoxifene-conjugated estrogens)	A tissue-selective estrogen complex for the treatment of menopausal vasomotor symptoms
Axitinib	Oral and selective inhibitor of vascular endothelial growth factor (VEGF) receptor 1, 2, & 3 for the treatment of advanced renal cell carcinoma
Bapineuzumab	A beta amyloid inhibitor for the treatment of Alzheimer's disease being developed in collaboration with Janssen Alzheimer Immunotherapy Research & Development, LLC (Janssen AI), a subsidiary of Johnson & Johnson
Bosutinib	An Abl and src kinase inhibitor for the treatment of chronic myelogenous leukemia
Crizotinib (PF-02341066)	An oral ALK and c-Met inhibitor for the treatment of advanced non-small-cell lung cancer
Dimebon (latrepirdine)	A novel mitochondrial protectant and enhancer being developed in collaboration with Medivation, Inc., for the treatment of Alzheimer's disease and Huntington's disease
Inotuzumab ozogamicin	An antibody drug conjugate, consisting of an anti-CD22 monotherapy antibody linked to a cytotoxic agent, calicheamycin, for the treatment of aggressive Non-Hodgkin's Lymphoma
Moxidectin	Treatment of onchocerciasis (river blindness)
Neratinib	A pan-HER inhibitor for the treatment of breast cancer
PF-0299804	A pan-HER tyrosine kinase inhibitor for the treatment of advanced non-small-cell lung cancer
Tanezumab	An anti-nerve growth factor monoclonal antibody for the treatment of pain *(on clinical hold)*
Tofacitinib (formerly Tasocitinib (CP-690,550)	A JAK kinase inhibitor for the treatment of rheumatoid arthritis and psoriasis

The atrial fibrillation (AF) program of the investigational drug apixaban consists of two trials. First, the data from the Phase 3 AVERROES trial demonstrated that apixaban significantly reduced the relative risk of a composite stroke or systematic embolism by 55% without a significant increase in major bleeding, fatal bleeding or intracranial bleeding compared with aspirin in patients who were expected or demonstrated to be unsuitable for warfarin treatment. Minor bleeding, however, was increased, compared to aspirin. Second, the Phase 3 ARISTOTLE trial is investigating apixaban compared with warfarin for the prevention of stroke in approximately 18,000 patients with AF. Based upon discussions with the FDA and in agreement with us, our alliance partner, BMS, expects to submit the AVERROES and ARISTOTLE studies together in the U.S., which will cover the broadest spectrum of patients in one single dossier. The ARISTOTLE trial is event driven. As such, it is not possible to predict with certainty when the results of the trial will be available. BMS expects to have top-line data from ARISTOTLE in the second quarter of 2011 and to submit in the U.S. and the EU late in the third quarter or in the fourth quarter of 2011 depending on the results of the trial.

In November 2010, we and BMS discontinued the Phase 3 APPRAISE-2 clinical trial in patients with recent acute coronary syndrome (ACS) treated with apixaban or placebo in addition to mono or dual antiplatelet therapy. The study was stopped early based on the recommendation of an independent DMC due to clear evidence of a clinically important increase in bleeding among patients randomized to apixaban, which was not offset by clinically meaningful reductions in ischemic events.

Our collaboration with Janssen AI on bapineuzumab, a potential treatment for Alzheimer's disease, continues with four Phase 3 studies. In December 2010, Janssen AI confirmed that enrollment was complete for its two Phase 3 North American studies (301 and 302), including the biomarker sub studies. The other two Phase 3 global studies (3000 and 3001) continue to enroll. In April 2010, Johnson & Johnson announced that the two Janssen AI North American studies would be completed (last patient out) in mid-2012. We announced in May 2010 that we expect that the last patient will have completed our two global 18-month trials, including associated biomarker studies, in 2014.

In January 2011, we initiated the rolling submission of an NDA to the FDA for crizotinib (PF-02341066), an oral anaplastic lymphoma kinase (ALK) and c-MET inhibitor for the treatment of patients with advanced non-small-cell lung cancer whose tumors are ALK-positive. We expect to complete the submission in the first half of 2011.

In March 2010, Pfizer and Medivation, Inc. announced that a Phase 3 trial of Dimebon (latrepiridine) did not meet its co-primary or secondary endpoints. Subsequently, we and Medivation, Inc. agreed to discontinue the CONSTELLATION and CONTACT Phase 3 trials in patients with moderate-to-severe Alzheimer's disease. The two companies continue to investigate Dimebon's potential clinical benefit in the 12-month Phase 3 CONCERT trial in patients with mild-to-moderate Alzheimer's disease and the six-month Phase 3 HORIZON trial in patients with Huntington's disease. In December 2010, we and Medivation, Inc. announced that patient enrollment was completed on November 30, 2010, in the CONCERT study.

Following requests by the FDA in 2010, we suspended worldwide the osteoarthritis, chronic low back pain and painful diabetic peripheral neuropathy studies of tanezumab. The FDA's requests followed a small number of reports of osteoarthritis patients treated with tanezumab who experienced the worsening of osteoarthritis leading to joint replacement and also reflected the FDA's concerns regarding the potential for such events in other patient populations. We subsequently terminated the osteoarthritis studies of tanezumab. In December 2010, the FDA placed a clinical hold on all other anti-NGF therapies under clinical investigation in the U.S., including our study for chronic pancreatitis. Studies of tanezumab in cancer pain were allowed to continue. We continue to work with the FDA to reach an understanding about the appropriate scope of continued clinical investigation of tanezumab.

In December 2009, we discontinued a Phase 3 trial of figitumumab in first-line treatment of advanced non-small-cell lung cancer for futility. In March 2010, we discontinued a Phase 3 trial of figitumumab in second/third line treatment of advanced non-small-cell lung cancer for futility. After a detailed evaluation of all available figitumumab data, we decided to stop further clinical investigation of figitumumab. No safety events led to this decision.

Additional product-related programs are in various stages of discovery and development. Also, see the discussion in the "Our Business Development Initiatives" section of this Financial Review.

Costs and Expenses

Cost of Sales

2010 vs. 2009

Cost of sales increased 83% in 2010, compared to 2009, primarily as a result of:

- purchase accounting charges of approximately $2.9 billion in 2010, compared to approximately $970 million in 2009, primarily reflecting the fair value adjustments to inventory acquired from Wyeth that was subsequently sold;
- a write-off of inventory of $212 million (which includes a purchase accounting fair value adjustment of $104 million), primarily related to biopharmaceutical inventory acquired from Wyeth that became unusable after the acquisition date;
- the inclusion of Wyeth's manufacturing operations for a full year in 2010, compared to part of the year in 2009; and
- the change in the mix of products and businesses as a result of the Wyeth acquisition,

partially offset by:

- lower costs as a result of our cost-reduction initiatives.

Foreign exchange had a minimal impact on cost of sales during 2010.

2009 vs. 2008

Cost of sales increased 10% in 2009 compared to 2008 primarily as a result of:

- purchase accounting charges of approximately $970 million primarily related to the fair value adjustments to inventory acquired from Wyeth that subsequently was sold;

- the addition of Wyeth's manufacturing operations; and
- the unfavorable impact of foreign exchange on cost of sales,

partially offset by:

- lower costs recorded in cost of sales related to our cost-reduction initiatives. Cost-reduction initiative charges incurred after the Wyeth acquisition, other than additional depreciation related to asset restructuring, are included in *Restructuring charges and certain acquisition-related costs.*

Selling, Informational and Administrative (SI&A) Expenses

2010 vs. 2009

SI&A expenses increased 32% in 2010, compared to 2009, primarily as a result of:

- the inclusion of Wyeth operating costs for a full year in 2010, compared to part of the year in 2009; and
- the unfavorable impact of foreign exchange of $237 million.

2009 vs. 2008

SI&A expenses increased 2% in 2009, compared to 2008, primarily as a result of:

- the addition of Wyeth's operating costs; and
- increased investment in potential high-growth and new opportunities for existing products,

partially offset by:

- the favorable impact of foreign exchange on SI&A expenses;
- certain insurance recoveries related to legal defense costs; and
- lower costs recorded in SI&A related to our cost-reduction initiatives. Cost-reduction initiative charges incurred after the Wyeth acquisition, other than additional depreciation related to asset restructuring, are included in Restructuring charges and certain acquisition-related costs.

Research and Development (R&D) Expenses

2010 vs. 2009

R&D expenses increased 20% in 2010, compared to 2009, primarily as a result of:

- the inclusion of Wyeth operating costs for a full year in 2010, compared to part of the year in 2009; and
- continued investment in the late-stage development portfolio.

Foreign exchange had a minimal impact on R&D expenses during 2010.

2009 vs. 2008

R&D expenses decreased 1% in 2009, compared to 2008, primarily as a result of:

- lower purchase accounting adjustments related to intangible assets acquired in connection with our acquisition of Pharmacia Corporation;
- the favorable impact of foreign exchange on R&D expenses; and
- lower costs recorded in R&D related to our cost-reduction initiatives. Cost-reduction initiative charges incurred after the Wyeth acquisition, other than additional depreciation related to asset restructuring, are included in *Restructuring charges and certain acquisition-related costs*,

partially offset by:

- the addition of Wyeth operating costs;
- continued investment in the late-stage development portfolio;
- business-development transactions in the Established Products unit; and
- a $150 million milestone payment to BMS in 2009 in connection with the collaboration on apixaban.

R&D expenses also include payments for intellectual property rights of $358 million in 2010, $474 million in 2009 and $377 million in 2008 (for further discussion, see the "Our Business Development Initiatives" section of this Financial Review).

Acquisition-Related In-Process Research and Development Charges

As required through December 31, 2008, the estimated fair value of acquisition-related IPR&D charges was expensed at acquisition date. As a result of adopting the provisions of a new accounting standard related to business combinations issued by the Financial Accounting Standards Board (FASB), for acquisitions completed after December 31, 2008, we record acquired IPR&D on our consolidated balance sheet as indefinite-lived intangible assets. In 2010 and 2009, we resolved certain contingencies and met certain milestones associated with the CovX acquisition and recorded $125 million in 2010 and $68 million in 2009 of *Acquisition-related in-process research and development charges*. In 2008, we expensed $633 million of IPR&D, primarily related to our acquisitions of Serenex, Encysive, CovX, Coley and a number of animal health product lines from Schering-Plough, as well as two smaller acquisitions also related to animal health.

Cost-Reduction and Productivity Initiatives and Related Costs

Programs Initiated Prior to 2011

Since the acquisition of Wyeth, our cost-reduction initiatives announced on January 26, 2009, but not completed as of December 31, 2009, have been incorporated into a comprehensive plan to integrate Wyeth's operations, generate cost savings and capture synergies across the combined company. In the aggregate, with the combination of these two initiatives into one comprehensive program, we expect to generate cost reductions, net of investments in the business, of approximately $4 billion to $5 billion, by the end of 2012, at 2008 average foreign exchange rates, in comparison with the 2008 proforma combined adjusted total costs of the legacy Pfizer and legacy Wyeth operations. (For an understanding of adjusted total costs, see the "Adjusted Income" section of this Financial Review). We achieved more than $2.0 billion of these cost savings in 2010 and are on track to meet the 2012 target.

We have incurred and will continue to incur costs in connection with these initiatives. We estimate that these total costs could be in the range of approximately $11.5 billion to $13.5 billion through 2012, of which we have incurred approximately $9.5 billion in cost-reduction and acquisition-related costs (excluding transaction costs) through December 31, 2010. The cost-reduction target discussed in this section does not include the impact of the planned reduction in research and development spending that was announced on February 1, 2011 and is discussed below under "New Research and Development Productivity Initiative".

These targeted savings are being achieved through the following actions:

- The closing of duplicative facilities and other site rationalization actions Company-wide, including research and development facilities, manufacturing plants, sales offices and other corporate facilities. In May and June 2010, we announced our plant network strategy for our Global Supply division, excluding Capsugel. As of December 31, 2010, we operate plants in 76 locations around the world that manufacture products for our businesses. Locations with major manufacturing facilities include Belgium, China, Germany, Ireland, Italy, Japan, Philippines, Puerto Rico, Singapore and the United States. Our Global Supply division's plant network strategy will result in the exit of nine sites over the next several years.
- Workforce reductions across all areas of our business and other organizational changes.
  - We identified areas for a reduction in workforce across all of our businesses. As of December 31, 2010, the workforce totaled approximately 110,600, a decrease of 5,900 from December 31, 2009. Since the closing of the Wyeth acquisition on October 15, 2009, the workforce has declined by 10,100, primarily in the U.S. Primary Care field force, manufacturing, R&D and corporate operations. We expect to exceed our original 15% workforce reduction target.
- The increased use of shared services.
- Procurement savings.

We have incurred significant costs in connection with our cost-reduction initiatives (including several programs initiated since 2005).

We incurred the following costs in connection with our cost-reduction initiatives and the acquisition of Wyeth:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2010**	2009	2008
Transaction costs[(a)]	**$ 23**	$ 768	$ —
Integration costs[(b)]	**1,004**	569	49
Restructuring charges[(c)]			
Employee termination costs	**1,125**	2,571	2,004
Asset impairments	**870**	159	543
Other	**192**	270	79
Restructuring charges and certain acquisition-related costs	**$3,214**	$4,337	$2,675
Additional depreciation—asset restructuring, recorded in our Consolidated Statements of Income as follows[(d)]:			
Cost of Sales	**$ 526**	$ 133	$ 596
Selling, informational and administrative expenses	**227**	53	19
Research and development expenses	**34**	55	171
Total additional depreciation—asset restructuring	**787**	241	786
Implementation costs[(e)]	**—**	250	819
Total	**$4,001**	$4,828	$4,280

[a] Transaction costs represent external costs directly related to our acquisition of Wyeth and primarily include expenditures for banking, legal, accounting and other similar services. Substantially all of the costs incurred in 2009 were fees related to a $22.5 billion bridge term loan credit agreement entered into with certain financial institutions on March 12, 2009 to partially fund our acquisition of Wyeth. The bridge term loan credit agreement was terminated in June 2009 as a result of our issuance of approximately $24.0 billion of senior unsecured notes in the first half of 2009.
[b] Integration costs represent external, incremental costs directly related to integrating acquired businesses and primarily include expenditures for consulting and systems integration.
[c] Restructuring charges in 2010 are related to the integration of Wyeth. From the beginning of our cost-reduction and transformation initiatives in 2005 through December 31, 2010, *Employee termination costs* represent the expected reduction of the workforce by approximately 49,000 employees, mainly in manufacturing, sales and research, of which approximately 36,400 employees have been terminated as of December 31, 2010. *Employee termination costs* are generally recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits, many of which may be paid out during periods after termination. *Asset impairments* primarily include charges to write down property, plant and equipment to fair value. *Other* primarily includes costs to exit certain assets and activities. Substantially all of these restructuring charges are associated with our Biopharmaceutical segment.
[d] Additional depreciation—asset restructuring represents the impact of changes in the estimated useful lives of assets involved in restructuring actions.
[e] Implementation costs for the years ended December 31, 2009 and 2008 represent external, incremental costs directly related to implementing cost-reduction initiatives prior to our acquisition of Wyeth, and primarily include expenditures related to system and process standardization and the expansion of shared services. For the year ended December 31, 2009, implementation costs are included in *Cost of sales* ($42 million), *Selling, informational and administrative expenses* ($166 million), *Research and development expenses* ($36 million) and *Other deductions—net* ($6 million). For the year ended December 31, 2008, implementation costs are included in *Cost of sales* ($149 million), *Selling, informational and administrative expenses* ($394 million), *Research and development expenses* ($262 million) and *Other deductions—net* ($14 million).

The components of restructuring charges associated with all of our cost-reduction initiatives and the acquisition of Wyeth follow:

(MILLIONS OF DOLLARS)	COSTS INCURRED 2005-2010	ACTIVITY THROUGH DECEMBER 31, 2010[a]	ACCRUAL AS OF DECEMBER 31, 2010[b]
Employee termination costs	$ 8,846	$6,688	$2,158
Asset impairments	2,322	2,322	—
Other	902	801	101
Total	$12,070	$9,811	$2,259

[a] Includes adjustments for foreign currency translation.
[b] Included in *Other current liabilities* ($1.6 billion) and *Other noncurrent liabilities* ($652 million).

New Research and Development Productivity Initiative

On February 1, 2011, we announced that we are continuing to closely evaluate our global research and development function and will accelerate our current strategies to improve innovation and overall productivity by prioritizing areas with the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas with the highest potential to deliver value in the near term and over time (see the "Our Strategy" section of this Financial Review). In connection with these actions:

- We estimate that we will incur pre-tax employee-termination charges in the range of approximately $800 million to $1.1 billion and other pre-tax exit and implementation charges in the range of approximately $300 million to $500 million, all of which will result in future cash expenditures. We expect most of these charges to be incurred in 2011 and the balance to be incurred in 2012.
- We estimate that we will incur total pre-tax impairment and additional depreciation—asset restructuring charges in the range of approximately $1.1 billion to $1.3 billion, of which approximately $800 million to $900 million represent additional depreciation—asset restructuring charges. Most of these charges will be associated with our Sandwich, U.K. Facility. We expect most of these non-cash charges to be incurred in 2011 and the balance to be incurred in 2012.

As a result of these actions, we expect significant reductions in our annual research and development expenses, which are reflected in our 2011 financial guidance and 2012 financial targets. We expect adjusted R&D expenses to be approximately $8.0 billion to $8.5 billion in 2011 and approximately $6.5 billion to $7.0 billion in 2012. For additional information, see the "Our Financial Guidance for 2011" and "Our Financial Targets for 2012" sections of this Financial Review. For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.

Other (Income)/Deductions—Net

2010 vs. 2009

Other deductions—net increased by $4.0 billion in 2010, compared to 2009, which primarily reflects:

- higher asset impairment charges of $1.8 billion in 2010, primarily related to certain intangible assets acquired as part of our acquisition of Wyeth as well as a legacy Pfizer product, Thelin;
- higher charges for litigation-related matters of $1.5 billion in 2010, primarily associated with the additional $1.3 billion (pre-tax) charge for asbestos litigation related to our wholly owned subsidiary, Quigley Company, Inc. (for additional information, see Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies*);
- higher interest expense of $566 million in 2010, primarily associated with the $13.5 billion of senior unsecured notes that we issued in March 2009 and the approximately $10.5 billion of senior unsecured notes that we issued in June 2009 to partially finance the acquisition of Wyeth, as well as the addition of legacy Wyeth debt;

- lower interest income of $344 million in 2010, primarily due to lower interest rates coupled with lower average investment balances; and
- the non-recurrence of a $482 million gain recorded in 2009 related to ViiV (see further discussion in the "Our Business Development Initiatives" section of this Financial Review),

partially offset primarily by:

- higher royalty-related income of $336 million in 2010, primarily due to the addition of legacy Wyeth royalties.

2009 vs. 2008

Other deductions—net decreased by $1.7 billion in 2009, compared to 2008, which primarily reflects:

- the non-recurrence of charges recorded in 2008 of approximately $2.3 billion related to the resolution of certain investigations concerning Bextra and various other products;
- the non-recurrence of litigation-related charges recorded in 2008 of approximately $900 million associated with the resolution of certain litigation involving our non-steroidal anti-inflammatory (NSAID) pain medicines; and
- a $482 million gain recorded in 2009 related to ViiV (see further discussion in the "Our Business Development Initiatives" section of this Financial Review),

partially offset by:

- higher interest expense of $717 million primarily associated with the $13.5 billion of senior unsecured notes that we issued in March 2009 and the approximately $10.5 billion of senior unsecured notes that we issued in June 2009, to partially finance the acquisition of Wyeth, as well as the addition of legacy Wyeth debt;
- lower interest income of $542 million, primarily due to lower interest rates, partially offset by higher cash balances;
- asset impairment charges of $417 million, primarily associated with certain materials used in our research and development activities that no longer were considered recoverable; and
- the non-recurrence of a one-time cash payment received in 2008 of $425 million, pre-tax, in exchange for the termination of a license agreement, including the right to receive future royalties and a gain of $211 million related to the sale of a building in Korea.

For additional information about the asset impairment charges in each year, see the "Accounting Policies—Asset Impairment Reviews—Long-Lived Assets" section of this Financial Review as well as Notes to Consolidated Financial Statements—*Note 2. Acquisition of Wyeth, Note 3B. Other Significant Transactions and Events: Asset Impairment Charges* and *Note 12B. Goodwill and Other Intangible Assets: Other Intangible Assets.*

Provision for Taxes on Income

During the fourth quarter of 2010, we reached a settlement with the U.S. Internal Revenue Service (IRS) related to issues we had appealed with respect to the audits of the Pfizer Inc. tax returns for the years 2002 through 2005, as well as the Pharmacia audit for the year 2003 through the date of merger with Pfizer (April 16, 2003). The IRS concluded its examination of the aforementioned tax years and issued a final Revenue Agent's Report (RAR). We have agreed with all of the adjustments and computations contained in the RAR. As a result of settling these audit years, in the fourth quarter of 2010, we reduced our unrecognized tax benefits by approximately $1.4 billion and reversed the related interest accruals by approximately $600 million, both of which had been classified in *Other taxes payable*, and recorded a corresponding tax benefit in *Provision for taxes on income* (see Notes to Consolidated Financial Statements—*Note 7. Taxes on Income*).

Our effective tax rate for continuing operations was 11.9% in 2010, 20.3% in 2009 and 17.0% in 2008. The lower tax rate in 2010 compared to 2009 is primarily the result of:

- the aforementioned $1.4 billion reduction in unrecognized tax benefits and $600 million in interest on these unrecognized tax benefits, which were recorded as a result of the favorable tax audit settlement pertaining to prior years;
- a $320 million reduction in unrecognized tax benefits and $140 million in interest on these unrecognized tax benefits resulting from the resolution of certain tax positions pertaining to prior years with various foreign tax authorities as well as from the expiration of the statute of limitations; and
- the tax impact of the charge incurred for asbestos litigation,

partially offset by:

- higher expenses, incurred as a result of our acquisition of Wyeth, and the mix of jurisdictions in which those expenses were incurred;
- the write-off of the deferred tax asset of approximately $270 million related to the Medicare Part D subsidy for retiree prescription drug coverage, resulting from changes in the U.S. Healthcare Legislation concerning the tax treatment of that subsidy effective for tax years beginning after December 31, 2012; and

- the non-recurrence of a tax benefit of $174 million that was recorded in the third quarter of 2009 related to the final resolution of a previously disclosed settlement that resulted in the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of our tax position, and the non-recurrence of the $556 million tax benefit recorded in the fourth quarter of 2009 related to the sale of one of our biopharmaceutical companies, Vicuron Pharmaceuticals, Inc. Both items are discussed further below.

The higher tax rate for 2009, compared to 2008, is primarily due to the increased tax costs associated with certain business decisions executed to finance the Wyeth acquisition, partially offset by a tax benefit of $556 million recorded in the fourth quarter of 2009 related to the sale of one of our biopharmaceutical companies, Vicuron Pharmaceuticals, Inc., and a tax benefit of $174 million recorded in the third quarter of 2009 related to the resolution of certain investigations concerning Bextra and various other products that resulted in the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of our tax position. The higher tax rate in 2009 also was partially offset by the decrease in IPR&D charges, which generally are not deductible for tax purposes. Also, the 2008 tax rate reflects tax benefits of $305 million related to favorable tax settlements for multiple tax years and $426 million related to the sale of one of our biopharmaceutical companies, Esperion Therapeutics, Inc., which were both recorded in the first half of 2008. 2008 also reflects the impact of the third-quarter 2008 provision for the proposed resolution of certain Bextra and Celebrex civil litigation and the impact of the fourth-quarter 2008 provision for the proposed resolution of certain investigations which were either not deductible or deductible at lower rates.

Tax Law Changes

On August 10, 2010, the President of the United States signed into law the Education Jobs and Medicaid Assistance Act of 2010 (the Act), which includes education and Medicaid funding provisions, the cost of which is offset with revenues that result from changes to certain aspects of the tax treatment of the foreign-source income of U.S.-based companies. Given the effective dates of the various provisions of the Act, it had no impact on our 2010 results. The Act will have a negative impact on our results beginning in 2011. The impact of the Act will be recorded in *Provision for taxes on income.* The impact this year and next year is reflected in our financial guidance for 2011 and our financial targets for 2012.

On October 25, 2010, the Governor of Puerto Rico signed into law Act 154 to modify the Puerto Rico source-of-income rules and implement an excise tax on the purchase of products by multinational corporations and their subsidiaries from their Puerto Rico affiliates that will be in effect from 2011 through 2016. Act 154 had no impact on our 2010 results, since it does not become effective until 2011. Act 154 will have a negative impact on our results in 2011 through 2016. The impact of Act 154 will be recorded in *Cost of sales* and *Provision for taxes on income.* The impact this year and next year is reflected in our financial guidance for 2011 and our financial targets for 2012.

For additional information on our 2011 guidance and 2012 targets, see the "Our Financial Guidance for 2011" and "Our Financial Targets for 2012" sections of this Financial Review.

Adjusted Income

General Description of Adjusted Income Measure

Adjusted income is an alternative view of performance used by management, and we believe that investors' understanding of our performance is enhanced by disclosing this performance measure. We report Adjusted income in order to portray the results of our major operations—the discovery, development, manufacture, marketing and sale of prescription medicines for humans and animals, consumer healthcare (over-the-counter) products, vaccines and nutritional products—prior to considering certain income statement elements. We have defined Adjusted income as Net income attributable to Pfizer Inc. before the impact of purchase accounting for acquisitions, acquisition-related costs, discontinued operations and certain significant items. The Adjusted income measure is not, and should not be viewed as, a substitute for U.S. GAAP net income. Adjusted total costs represent the total of Adjusted cost of sales, Adjusted SI&A expenses and Adjusted R&D expenses, which are income statement line items prepared on the same basis as, and are components of, the overall Adjusted income measure.

The Adjusted income measure is an important internal measurement for Pfizer. We measure the performance of the overall Company on this basis in conjunction with other performance metrics. The following are examples of how the Adjusted income measure is utilized:

- senior management receives a monthly analysis of our operating results that is prepared on an Adjusted income basis;
- our annual budgets are prepared on an Adjusted income basis; and
- senior management's annual compensation is derived, in part, using this Adjusted income measure. Adjusted income is one of the performance metrics utilized in the determination of bonuses under the Pfizer Inc. Executive Annual Incentive Plan that is designed to limit the bonuses payable to the Executive Leadership Team (ELT) for purposes of Internal Revenue Code Section 162(m). Subject to the Section 162(m) limitation, the bonuses are funded from a pool based on the achievement of three financial metrics, including adjusted diluted earnings per share, which is derived from Adjusted income. Beginning in 2010, these metrics derived from Adjusted income account for (i) between 7% and 13% of the target bonus for ELT members and (ii) 33% of the bonus pool made available to ELT members and other members of senior management.

Despite the importance of this measure to management in goal setting and performance measurement, we stress that Adjusted income is a non-GAAP financial measure that has no standardized meaning prescribed by U.S. GAAP and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted income (unlike U.S. GAAP net income) may not be comparable to the calculation of similar measures of other companies. Adjusted income is presented solely to permit investors to more fully understand how management assesses performance.

We also recognize that, as an internal measure of performance, the Adjusted income measure has limitations, and we do not restrict our performance-management process solely to this metric. A limitation of the Adjusted income measure is that it provides a view of our operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangibles, and does not provide a comparable view of our performance to other companies in the biopharmaceutical industry. We also use other specifically tailored tools designed to achieve the highest levels of performance. For example, our R&D organization has productivity targets, upon which its effectiveness is measured. In addition, the earn-out of Performance Share Award grants is determined based on a formula that measures our performance using relative total shareholder return.

Purchase Accounting Adjustments

Adjusted income is calculated prior to considering certain significant purchase accounting impacts resulting from business combinations and net asset acquisitions. These impacts can include the incremental charge to cost of sales from the sale of acquired inventory that was written up to fair value, amortization related to the increase in fair value of the acquired finite-lived intangible assets acquired from Pharmacia and Wyeth, depreciation related to the increase/decrease in fair value of the acquired fixed assets, amortization related to the increase in fair value of acquired debt and charges for purchased IPR&D. Therefore, the Adjusted income measure includes the revenues earned upon the sale of the acquired products without considering the aforementioned significant charges.

Certain of the purchase accounting adjustments associated with a business combination, such as the amortization of intangibles acquired as part of our acquisition of Wyeth in 2009 and Pharmacia in 2003, can occur through 20 or more years, but this presentation provides an alternative view of our performance that is used by management to internally assess business performance. We believe the elimination of amortization attributable to acquired intangible assets provides management and investors an alternative view of our business results by trying to provide a degree of parity to internally developed intangible assets for which research and development costs previously have been expensed.

However, a completely accurate comparison of internally developed intangible assets and acquired intangible assets cannot be achieved through Adjusted income. This component of Adjusted income is derived solely from the impacts of the items listed in the first paragraph of this section. We have not factored in the impacts of any other differences in experience that might have occurred if we had discovered and developed those intangible assets on our own, and this approach does not intend to be representative of the results that would have occurred in those circumstances. For example, our research and development costs in total, and in the periods presented, may have been different; our speed to commercialization and resulting sales, if any, may have been different; or our costs to manufacture may have been different. In addition, our marketing efforts may have been received differently by our customers. As such, in total, there can be no assurance that our Adjusted income amounts would have been the same as presented had we discovered and developed the acquired intangible assets.

Acquisition-Related Costs

Adjusted income is calculated prior to considering transaction, integration, restructuring and additional depreciation costs associated with business combinations because these costs are unique to each transaction and represent costs that were incurred to restructure and integrate two businesses as a result of the acquisition decision. For additional clarity, only transaction costs, additional depreciation and restructuring and integration activities that are associated with a business combination or a net-asset acquisition are included in acquisition-related costs. We have made no adjustments for the resulting synergies.

We believe that viewing income prior to considering these charges provides investors with a useful additional perspective because the significant costs incurred in a business combination result primarily from the need to eliminate duplicate assets, activities or employees—a natural result of acquiring a fully integrated set of activities. For this reason, we believe that the costs incurred to convert disparate systems, to close duplicative facilities or to eliminate duplicate positions (for example, in the context of a business combination) can be viewed differently from those costs incurred in other, more normal, business contexts.

The integration and restructuring costs associated with a business combination may occur over several years, with the more significant impacts ending within three years of the transaction. Because of the need for certain external approvals for some actions, the span of time needed to achieve certain restructuring and integration activities can be lengthy. For example, due to the highly regulated nature of the pharmaceutical business, the closure of excess facilities can take several years, as all manufacturing changes are subject to extensive validation and testing and must be approved by the FDA and/or other global regulatory authorities.

Discontinued Operations

Adjusted income is calculated prior to considering the results of operations included in discontinued operations, as well as any related gains or losses on the sale of such operations. We believe that this presentation is meaningful to investors because, while we review our businesses and product lines for strategic fit with our operations, we do not build or run our businesses with the intent to sell them.

Certain Significant Items

Adjusted income is calculated prior to considering certain significant items. Certain significant items represent substantive, unusual items that are evaluated on an individual basis. Such evaluation considers both the quantitative and the qualitative aspect of their unusual nature. Unusual, in this context, may represent items that are not part of our ongoing business; items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis; items that would be non-recurring; or items that relate to products we no longer sell. While not all-inclusive, examples of items that could be included as certain significant items would be a major non-acquisition-related restructuring charge and associated implementation costs for a program that is specific in nature with a defined term, such as those related to our non-acquisition-related cost-reduction initiatives; charges related to certain sales or disposals of products or facilities that do not qualify as discontinued operations as defined by U.S. GAAP; amounts associated with transition service agreements in support of discontinued operations after sale; certain intangible asset impairments; adjustments related to the resolution of certain tax positions; the impact of adopting certain significant, event-driven tax legislation; net interest expense incurred through the consummation date of the acquisition of Wyeth on acquisition-related borrowings made prior to that date; or possible charges related to legal matters, such as certain of those discussed in Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies,* in *Legal Proceedings* in our 2010 Annual Report on Form 10-K and in *Part II—Other Information; Item 1. Legal Proceedings* in our Quarterly Reports on Form 10-Q filings. Normal, ongoing defense costs of the Company or settlements and accruals on legal matters made in the normal course of our business would not be considered certain significant items.

Reconciliation

A reconciliation of *Net income attributable to Pfizer Inc.*, as reported under U.S. GAAP to Adjusted income follows:

	YEAR ENDED DECEMBER 31,			% CHANGE	
(MILLIONS OF DOLLARS)	2010	2009	2008	10/09	09/08
Reported net income attributable to Pfizer Inc.	$ 8,257	$ 8,635	$ 8,104	(4)	7
Purchase accounting adjustments—net of tax	6,109	2,633	2,439	132	8
Acquisition-related costs—net of tax	2,909	2,859	39	2	*
Discontinued operations—net of tax	9	(14)	(78)	*	82
Certain significant items—net of tax	699	89	5,862	*	(98)
Adjusted income[(a)]	$17,983	$14,202	$16,366	27	(13)

[(a)] The effective tax rate on Adjusted income was 29.8% in 2010, 29.5% in 2009 and 22.0% in 2008. The higher tax rate on Adjusted income in 2010 is primarily due to, the change in the jurisdictional mix of earnings and the write-off of the deferred tax asset of approximately $270 million related to the Medicare Part D subsidy for retiree prescription drug coverage resulting from changes in the U.S. Healthcare Legislation concerning the tax treatment of that subsidy effective for tax years beginning after December 31, 2012, partially offset by the extension of the U.S. research and development credit and $460 million in tax benefits for the resolution of certain tax positions pertaining to prior years with various foreign tax authorities.

* Calculation not meaningful.

Certain amounts and percentages may reflect rounding adjustments.

A reconciliation of Reported diluted EPS as reported under U.S. GAAP to Adjusted diluted EPS follows:

	YEAR ENDED DECEMBER 31,			% CHANGE	
	2010	2009	2008	10/09	09/08
Earnings per common share—diluted:					
Reported income from continuing operations attributable to Pfizer Inc. common shareholders[(a)]	$ 1.02	$1.23	$ 1.19	(17)	3
Income from discontinued operations—net of tax	—	—	0.01	—	(100)
Reported net income attributable to Pfizer Inc. common shareholders	1.02	1.23	1.20	(17)	3
Purchase accounting adjustments—net of tax	0.76	0.38	0.36	100	6
Acquisition-related costs—net of tax	0.36	0.40	—	(10)	*
Discontinued operations—net of tax	—	—	(0.01)	—	100
Certain significant items—net of tax	0.09	0.01	0.87	*	(99)
Adjusted Net income attributable to Pfizer Inc. common shareholders[(a)]	$ 2.23	$2.02	$ 2.42	10	(17)

[(a)] Reported and Adjusted diluted earnings per share in 2010 and 2009 were impacted by the increased number of shares outstanding in comparison with 2008, resulting primarily from shares issued to partially fund the Wyeth acquisition.

* Calculation not meaningful.

Certain amounts and percentages may reflect rounding adjustments.

Adjusted income as shown above excludes the following items:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2010	2009	2008
Purchase accounting adjustments:			
Amortization, depreciation and other[(a)]	$ 5,228	$ 2,743	$ 2,546
Cost of sales, primarily related to fair value adjustments of acquired inventory	2,904	976	—
In-process research and development charges[(b)]	125	68	633
Total purchase accounting adjustments, pre-tax	8,257	3,787	3,179
Income taxes	(2,148)	(1,154)	(740)
Total purchase accounting adjustments—net of tax	6,109	2,633	2,439
Acquisition-related costs:			
Transaction costs[(c)]	23	768	—
Integration costs[(c)]	1,004	569	6
Restructuring charges[(c)]	2,187	2,608	43
Additional depreciation—asset restructuring[(d)]	787	81	—
Total acquisition-related costs, pre-tax	4,001	4,026	49
Income taxes	(1,092)	(1,167)	(10)
Total acquisition-related costs—net of tax	2,909	2,859	39
Total discontinued operations—net of tax	9	(14)	(78)
Certain significant items:			
Restructuring charges—cost-reduction initiatives[(e)]	—	392	2,626
Implementation costs—cost-reduction initiatives[(f)]	—	410	1,605
Certain legal matters[(g)]	1,703	294	3,249
Net interest expense—Wyeth acquisition[(h)]	—	589	—
Certain asset impairment charges[(i)]	2,151	294	213
Inventory write-off[(j)]	212	—	—
Returns liabilities adjustment[(k)]	—	—	217
Gain related to ViiV[(l)]	—	(482)	—
Other[(m)]	(102)	20	180
Total certain significant items, pre-tax	3,964	1,517	8,090
Income taxes[(n)]	(3,265)	(1,428)	(2,228)
Total certain significant items—net of tax	699	89	5,862
Total purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items—net of tax	$ 9,726	$ 5,567	$ 8,262

(a) Included primarily in *Amortization of intangible assets* (see Notes to Consolidated Financial Statements—*Note 12. Goodwill and Other Intangible Assets*).

(b) Included in Acquisition-related in-process research and development charges (see Notes to Consolidated Financial Statements—*Note 3D. Other Significant Transactions and Events: Acquisitions*).

(c) Included in *Restructuring charges and certain acquisition-related costs* (see Notes to Consolidated Financial Statements—*Note 4. Cost-Reduction Initiatives and Acquisition-Related Costs*).

(d) Amount relates to certain actions taken as a result of our acquisition of Wyeth. Prior to the acquisition of Wyeth on October 15, 2009, additional depreciation for asset restructuring related to our cost-reduction initiatives was classified as a certain significant item and included in implementation costs. For 2010, included in *Cost of sales* ($526 million), *Selling, informational and administrative expenses* ($227 million) and *Research and development expenses* ($34 million). For 2009, included in *Cost of sales* ($31 million), *Selling, informational and administrative expenses* ($37 million) and *Research and development expenses* ($13 million).

(e) Represents restructuring charges incurred for our cost-reduction initiatives prior to the acquisition of Wyeth on October 15, 2009. Included in *Restructuring charges and certain acquisition-related costs* (see Notes to Consolidated Financial Statements—*Note 4. Cost-Reduction Initiatives and Acquisition-Related Costs*).

(f) Amounts relate to implementation costs incurred for our cost-reduction initiatives prior to the acquisition of Wyeth on October 15, 2009. Included in *Cost of sales* ($144 million), *Selling, informational and administrative expenses* ($182 million), *Research and development expenses* ($78 million) and *Other deductions—net* ($6 million) for 2009. Included in *Cost of sales* ($745 million), *Selling, informational and administrative expenses* ($413 million), *Research and development expenses* ($433 million) and *Other deductions—net* ($14 million) for 2008 (see Notes to Consolidated Financial Statements—*Note 4. Cost-Reduction Initiatives and Acquisition-Related Costs*). Includes additional depreciation for asset restructuring of $160 million in 2009 and $786 million in 2008.

(g) Included in *Other deductions—net*. For 2010, includes an additional $1.3 billion charge for asbestos litigation related to our wholly owned subsidiary Quigley Company, Inc. (for additional information, see Notes to Consolidated Financial Statements *Note 19. Legal Proceedings and Contingencies*). For 2008, includes approximately $2.3 billion in charges related to the resolution of certain investigations concerning Bextra and various other products, and approximately $900 million in charges associated with the resolution of certain litigation involving our NSAID pain medicines (see Notes to Consolidated Financial Statements—*Note 3C. Other Significant Transactions and Events: Legal Matters*).

(h) Included in *Other deductions—net*. Includes interest expense on the senior unsecured notes issued in connection with our acquisition of Wyeth, less interest income earned on the proceeds of the notes.

(i) Included in *Other deductions—net*. Asset impairment charges in 2010 primarily related to intangible assets acquired as part of our acquisition of Wyeth and a charge related to an intangible asset associated with a legacy Pfizer product, Thelin (see also the "Other (Income)/Deductions—Net" section of this Financial Review and Notes to Consolidated Financial Statements—*Note 2. Acquisition of Wyeth* and *Note 3B. Other Significant Transactions and Events: Asset Impairment Charges)*. 2009 amounts primarily represent asset impairment charges associated with certain materials used in our research and development activities that were no longer considered recoverable. 2008 amounts relate to asset impairment charges and other associated costs primarily related to certain equity investments and the exit of our Exubera product.

(j) Included in *Cost of sales* (see also the "Costs and Expenses—Cost of Sales" section of this Financial Review and Notes to Consolidated Financial Statements—*Note 10. Inventories).*

(k) Included in *Revenues* and reflects an adjustment to the prior years' liabilities for product returns (see Notes to Consolidated Financial Statements—*Note 3F. Other Significant Transactions and Events: Adjustment of Prior Years' Liabilities for Product Returns*).

(l) Included in *Other deductions—net* and represents a gain related to ViiV, a new equity method investment (see Notes to Consolidated Financial Statements—*Note 3E. Other Significant Transactions and Events: Equity Method Investments).*

(m) In 2008, these charges primarily relate to the exit of a manufacturing plant in Italy and are included in *Other deductions—net*

(n) Included in *Provision for taxes on income.* Includes a $2.0 billion tax benefit recorded in the fourth quarter of 2010 as a result of a settlement of certain audits covering the years 2002 – 2005 (see Notes to Consolidated Financial Statements—*Note 3A. Other Significant Transactions and Events: Tax Audit Settlements).* Amounts in 2009 include tax benefits of approximately $556 million related to the sale of one of our biopharmaceutical companies, Vicuron, which were recorded in the fourth quarter of 2009, and tax benefits of approximately $174 million related to the final resolution of the investigations concerning Bextra and various other products referred to above in footnote (g) to this table, which were recorded in the third quarter of 2009. This resolution resulted in the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of our tax position. 2008 includes tax benefits of approximately $426 million related to the sale of one of our biopharmaceutical companies (Esperion Therapeutics, Inc.).

Financial Condition, Liquidity and Capital Resources

Net Financial Liabilities, as shown below:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	2010	2009
Financial assets:		
Cash and cash equivalents	$ 1,735	$ 1,978
Short-term investments	26,277	23,991
Short-term loans	467	1,195
Long-term investments and loans	9,748	13,122
Total financial assets	$38,227	$40,286
Debt:		
Short-term borrowings, including current portion of long-term debt	$ 5,623	$ 5,469
Long-term debt	38,410	43,193
Total debt	$44,033	$48,662
Net financial liabilities	$ (5,806)	$ (8,376)

We rely largely on operating cash flows, short-term investments, short-term commercial paper borrowings and long-term debt to provide for our liquidity requirements. We believe that we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future. Due to our significant operating cash flows, including the impact on cash flows of the anticipated cost savings from our cost-reduction initiatives, as well as our financial assets, access to capital markets and available lines of credit and revolving credit agreements, we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future which include:

- the working capital requirements of our operations, including our research and development activities;
- investments in our business;
- dividend payments and potential increases in the dividend rate;
- share repurchases, including our plan to repurchase approximately $5 billion of our common stock in 2011;
- the cash requirements associated with our productivity/cost-reduction initiatives;
- paying down outstanding debt;
- contributions to our pension and postretirement plans; and
- business-development activities.

Our long-term debt is rated high quality by both Standard & Poor's and Moody's Investors Service. As market conditions change, we continue to monitor our liquidity position. We have taken and will continue to take a conservative approach to our financial investments. Both short-term and long-term investments consist primarily of high-quality, highly liquid, well-diversified, available-for-sale debt securities. Our short-term and long-term loans are due from companies with highly rated securities (Standard & Poor's ratings of mostly AA or better).

Total financial assets decreased during 2010 due to the repayment of short-term borrowings and higher tax payments made in the first-quarter of 2010 associated mainly with certain business decisions executed to finance the Wyeth acquisition, partially offset by cash flows from operations.

Credit Ratings

Two major corporate debt-rating organizations, Moody's Investors Service (Moody's) and Standard & Poor's (S&P), assign ratings to our short-term and long-term debt. The following chart reflects the current ratings assigned by these rating agencies to our commercial paper and senior unsecured non-credit-enhanced long-term debt issued by us:

NAME OF RATING AGENCY	COMMERCIAL PAPER	LONG-TERM DEBT RATING	LONG-TERM DEBT OUTLOOK	DATE OF LAST ACTION
Moody's	P-1	A1	Stable	October 2009
S&P	A1+	AA	Stable	October 2009

Debt Capacity

We have available lines of credit and revolving credit agreements with a group of banks and other financial intermediaries. We maintain cash and cash equivalent balances and short-term investments in excess of our commercial paper and other short-term borrowings. As of December 31, 2010, we had access to $9.0 billion of lines of credit, of which $1.9 billion expire within one year. Of these lines of credit, $8.4 billion are unused, of which our lenders have committed to loan us $7.0 billion at our request. Also, $7.0 billion of our unused lines of credit, all of which expire in 2013, may be used to support our commercial paper borrowings.

Global Economic Conditions

The challenging economic environment has not had, nor do we anticipate it will have, a significant impact on our liquidity. Due to our significant operating cash flow, financial assets, access to capital markets and available lines of credit and revolving credit agreements, we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future. As markets change, we continue to monitor our liquidity position. There can be no assurance that the challenging economic environment or a further economic downturn would not impact our ability to obtain financing in the future.

Selected Measures of Liquidity and Capital Resources

The following table sets forth certain relevant measures of our liquidity and capital resources:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS, EXCEPT RATIOS AND PER COMMON SHARE DATA)	2010	2009
Cash and cash equivalents and short-term investments and loans[(a)]	$28,479	$27,164
Working capital[(b)]	$31,859	$24,445
Ratio of current assets to current liabilities	2.11:1	1.66:1
Shareholders' equity per common share[(c)]	$ 10.96	$ 11.19

[(a)] See Notes to Consolidated Financial Statements—*Note 9B. Financial Instruments: Investments in Debt and Equity Securities* for a description of investment assets held, and also see *Note 9F. Financial Instruments: Credit Risk* for a description of credit risk related to our financial instruments held.
[(b)] Working capital includes assets held for sale of $561 million as of December 31, 2010, and $496 million as of December 31, 2009.
[(c)] Represents total Pfizer Inc. shareholders' equity divided by the actual number of common shares outstanding (which excludes treasury shares and those held by our employee benefit trust).

The increase in cash and cash equivalents and short-term investments and loans, as of December 31, 2010, compared to December 31, 2009, was primarily due to operating cash flows, partially offset by the use of proceeds of short-term investments for repayment of short-term borrowings and for tax payments made in 2010, associated mainly with certain business decisions executed to finance the Wyeth acquisition. The change in working capital and the ratio of current assets to current liabilities was due to the timing of accruals, cash receipts and payments in the ordinary course of business. We are monitoring developments regarding government receivables in several European markets. Where necessary, we will continue to adjust our allowance for doubtful accounts.

We funded our business-development transactions that closed in the fourth quarter of 2010 with available cash and the proceeds from short-term investments, and we did the same in connection with the completion of our tender offer for the shares of King in January 2011. For additional information about these transactions, see the "Our Business Development Initiatives" section of this Financial Review.

Summary of Cash Flows

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2010	2009	2008
Cash provided by/(used in):			
Operating activities	$ 11,454	$ 16,587	$ 18,238
Investing activities	(492)	(31,272)	(12,835)
Financing activities	(11,174)	14,481	(6,560)
Effect of exchange-rate changes on cash and cash equivalents	(31)	60	(127)
Net decrease in cash and cash equivalents	$ (243)	$ (144)	$ (1,284)

Operating Activities

2010 vs. 2009

Our net cash provided by continuing operating activities was $11.5 billion in 2010, compared to $16.6 billion in 2009. The decrease in net cash provided by operating activities was primarily attributable to:

- income tax payments in 2010 of approximately $11.8 billion, primarily associated with certain business decisions executed to finance the Wyeth acquisition;

partially offset by:

- the inclusion of operating cash flows from legacy Wyeth operations for a full year in 2010;
- the non-recurrence of payments in 2009 in connection with the resolution of certain legal matters related to Bextra and certain other products and our NSAID pain medicines of approximately $3.2 billion (see Notes to Consolidated Financial Statements—*Note 3C. Other Significant Transactions and Events: Legal Matters*); and
- the timing of receipts and payments in the ordinary course of business.

2009 vs. 2008

Our net cash provided by continuing operating activities was $16.6 billion in 2009 compared to $18.2 billion in 2008. The decrease in net cash provided by operating activities was primarily attributable to:

- the payments made in connection with the resolution of certain legal matters related to Bextra and certain other products and our NSAID pain medicines of approximately $3.2 billion (see Notes to Consolidated Financial Statements—*Note 3C. Other Significant Transactions and Events: Legal Matters*); and
- the timing of other receipts and payments in the ordinary course of business.

In 2010, the cash flow line item called *Inventories* reflects the significant fair value adjustments for inventory acquired from Wyeth that was sold in 2010; and the cash flow line item called *Other tax accounts, net* reflects the tax payments made in connection with the increased tax costs associated with certain business decisions executed to finance the Wyeth acquisition.

In 2009, the cash flow line item called *Inventories* reflects the significant fair value adjustments for inventory acquired from Wyeth that was sold since the acquisition date of October 15, 2009; the cash flow line item called *Accounts payable and other liabilities* reflects $3.2 billion in payments associated with the resolution of certain legal matters related to Bextra and various other products and our NSAID pain medicines more than offset by the timing of accruals, receipts and payments in the ordinary course of business; and the cash flow line item called *Other tax accounts, net* reflects current taxes provided but not yet paid as of December 31, 2009 due to the increased tax costs associated with certain business decisions executed to finance the Wyeth acquisition.

In 2008, the cash flow line item called *Accounts payable and other liabilities* primarily reflects the $3.2 billion accrued in 2008 for the resolution of certain legal matters related to Bextra and various other products and our NSAID pain medicines but not yet paid as of December 31, 2008.

Investing Activities

2010 vs. 2009

Our net cash used in investing activities was $492 million in 2010, compared to $31.3 billion in 2009. The decease in net cash used in investing activities was primarily attributable to:

- net cash paid for acquisitions of $198 million in 2010 compared to $43.1 billion in 2009 for the acquisition of Wyeth, and
- net proceeds from redemption and sales of investments of $23 million in 2010, which were used for repayment of short-term borrowings and for tax payments in 2010, compared to net proceeds from redemptions and sales of investments of $12.4 billion in 2009.

2009 vs. 2008

Our net cash used in investing activities was $31.3 billion in 2009 compared to $12.8 billion in 2008. The increase in net cash used in investing activities was primarily attributable to:

- net cash paid for the acquisition of Wyeth,

partially offset by:

- net proceeds from redemptions and sales of investments of $12.4 billion in 2009 compared to net purchases of investments of $8.3 billion in 2008.

In 2008, the cash flow line item called *Other investing activities* primarily reflects a $1.2 billion payment by us upon the redemption of a Swedish krona currency swap. In a related transaction, this payment was offset by the receipt of cash in our operating activities.

Financing Activities

2010 vs. 2009

Our net cash used in financing activities was $11.2 billion in 2010 compared to net cash provided by financing activities of $14.5 billion in 2009. The change in financing cash flows was primarily attributable to:

- net repayments of borrowings of $4.2 billion in 2010, compared to net proceeds from borrowings of $20.1 billion in 2009, primarily reflecting the proceeds from our issuance of $13.5 billion of senior unsecured notes in the first quarter of 2009 and our issuance of approximately $10.5 billion of senior unsecured notes in the second quarter of 2009;
- purchases of our common stock of $1.0 billion in 2010, compared to no purchases in 2009; and
- higher dividend payments in 2010, compared to 2009.

2009 vs. 2008

Our net cash provided by financing activities was $14.5 billion in 2009 compared to net cash used in financing activities of $6.6 billion in 2008. The change in cash activity for financing activities was primarily attributable to:

- net borrowings of $20.1 billion in 2009, primarily reflecting the proceeds from our issuance of $13.5 billion of senior unsecured notes in the first quarter of 2009 and the proceeds from our issuance of approximately $10.5 billion of senior unsecured notes in the second quarter of 2009 compared to net borrowings of $2.4 billion in 2008;
- lower dividend payments in 2009 compared to 2008; and
- no open market purchases of common stock in 2009 compared to $500 million of purchases in 2008.

On June 23, 2005, we announced that the Board of Directors authorized a $5 billion share-purchase plan (the "2005 Stock Purchase Plan"). On June 26, 2006, we announced that the Board of Directors increased the authorized amount of shares to be purchased under the 2005 Stock Purchase Plan from $5 billion to $18 billion. On January 23, 2008, we announced that the Board of Directors authorized a new $5 billion share-purchase plan (the "2008 Stock Purchase Plan"), to be funded by operating cash flows that may be utilized from time to time. In total under the 2005 and 2008 Stock Purchase Plans, through December 31, 2010, we have purchased approximately 771 million shares for approximately $19.5 billion. We purchased approximately 61 million shares of our common stock in 2010, and we did not purchase any shares of our common stock in 2009.

On February 1, 2011 we announced that the Board of Directors authorized a new $5 billion share-repurchase plan, which, together with the balance remaining under the 2008 Stock Purchase Plan, increased our total current authorization to $9 billion. During 2011, we anticipate repurchasing approximately $5 billion of our common stock, with the remaining authorized amount available in 2012 and beyond.

Contractual Obligations

Payments due under contractual obligations as of December 31, 2010, mature as follows:

		YEARS			
(MILLIONS OF DOLLARS)	TOTAL	WITHIN 1	OVER 1 TO 3	OVER 3 TO 5	AFTER 5
Long-term debt, including interest obligations[a]	$64,600	$5,363	$10,933	$10,637	$37,667
Other long-term liabilities reflected on our consolidated balance sheet under U.S. GAAP[b]	5,271	535	981	1,029	2,726
Lease commitments[c]	1,469	188	300	211	770
Purchase obligations and other[d]	3,560	1,569	996	780	215
Uncertain tax positions[e]	934	934	—	—	—

(a) Our long-term debt obligations include both our expected principal and interest obligations. Our calculations of expected interest payments incorporate only current period assumptions for interest rates, foreign currency translation rates and hedging strategies (see Notes to Consolidated Financial Statements—*Note 9. Financial Instruments*). Long-term debt consists of senior unsecured notes including fixed and floating rate, foreign currency denominated, and other notes.
(b) Includes expected payments relating to our unfunded U.S. supplemental (non-qualified) pension plans, postretirement plans and deferred compensation plans.
(c) Includes operating and capital lease obligations.
(d) Includes agreements to purchase goods and services that are enforceable and legally binding and includes amounts relating to advertising, information technology services, employee benefit administration services, and potential milestone payments deemed reasonably likely to occur.
(e) Except for amounts reflected in *Income taxes payable*, we are unable to predict the timing of tax settlements, as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation.

The above table excludes amounts for potential milestone payments under collaboration, licensing or other arrangements unless the payments are deemed reasonably likely to occur. Payments under these agreements generally become due and payable only upon the achievement of certain development, regulatory and/or commercialization milestones, which may span several years and which may never occur.

In 2011, we expect to spend approximately $1.7 billion on property, plant and equipment. Planned capital spending mostly represents investment to maintain existing facilities and capacity. We rely largely on operating cash flow to fund our capital investment needs. Due to our significant operating cash flows, we believe we have the ability to meet our capital investment needs and anticipate no delays to planned capital expenditures.

Off-Balance Sheet Arrangements

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters, and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications generally are subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2010, recorded amounts for the estimated fair value of these indemnifications are not significant.

Certain of our co-promotion or license agreements give our licensors or partners the rights to negotiate for, or in some cases to obtain under certain financial conditions, co-promotion or other rights in specified countries with respect to certain of our products.

Dividends on Common Stock

We declared dividends of $6.1 billion in 2010 and $5.5 billion in 2009 on our common stock. In December 2010, our Board of Directors declared a first-quarter 2011 dividend of $0.20 per share, payable on March 1, 2011, to shareholders of record at the close of business on February 4, 2011. The first-quarter 2011 cash dividend will be our 289th consecutive quarterly dividend.

Our current and projected dividends provide a return to shareholders while maintaining sufficient capital to invest in growing our businesses and increasing shareholder value. Our dividends are not restricted by debt covenants. While the dividend level remains a decision of Pfizer's Board of Directors and will continue to be evaluated in the context of future business performance, we currently believe that we can support future annual dividend increases, barring significant unforeseen events.

New Accounting Standards

Recently Adopted Accounting Standards

See Notes to Consolidated Financial Statements—*Note 1B. Significant Accounting Policies: New Accounting Standards.*

Recently Issued Accounting Standards, Not Adopted as of December 31, 2010

In December 2010, the FASB issued an accounting standard update that provides guidance on the recognition and presentation of the annual fee to be paid by pharmaceutical companies beginning on January 1, 2011 to the U.S. Treasury as a result of U.S. Healthcare Legislation. As a result of adopting this new standard, beginning on January 1, 2011, we will record the annual fee as an operating expense in our consolidated statements of income. The provisions of this standard will not have a significant impact on our consolidated financial statements.

In October 2009, the FASB issued an accounting standard update that addresses the accounting for multiple-deliverable arrangements to enable companies to account for certain products or services separately rather than as a combined unit. This update addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting through the use of a selling price hierarchy to determine the selling price of a deliverable. The provisions of the new standard were adopted January 1, 2011, and we do not expect the provisions of this standard to have a significant impact on our consolidated financial statements.

Forward-Looking Information and Factors That May Affect Future Results

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This report and other written or oral statements that we make from time to time contain such forward-looking statements that set forth anticipated results based on management's plans and assumptions. Such forward-looking statements involve substantial risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning or by using future dates in connection with any discussion of future operating or financial performance, business plans and prospects, in-line products and product candidates, and share-repurchase and dividend-rate plans. In particular, these include statements relating to future actions, business plans and prospects, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, interest rates, foreign exchange rates, the outcome of contingencies, such as legal proceedings, share-repurchase and dividend-rate plans, and financial results, including, in particular, the financial guidance and targets and anticipated cost savings set forth in the "Cost-Reduction and Productivity Initiatives and Related Costs", "Our Financial Guidance for 2011" and "Our Financial Targets for 2012" sections of this Financial Review. Among the factors that could cause actual results to differ materially from past and projected future results are the following:

- Success of research and development activities including, without limitation, the ability to meet anticipated clinical trial completion dates, regulatory submission and approval dates, and launch dates for product candidates;
- Decisions by regulatory authorities regarding whether and when to approve our drug applications, as well as their decisions regarding labeling, ingredients and other matters that could affect the availability or commercial potential of our products;
- Speed with which regulatory authorizations, pricing approvals and product launches may be achieved;

- Success of external business-development activities;
- Competitive developments, including the impact on our competitive position of new product entrants, in-line branded products, generic products, private label products and product candidates that treat diseases and conditions similar to those treated by our in-line products and product candidates;
- Ability to meet generic and branded competition after the loss of patent protection for our products or competitor products;
- Ability to successfully market both new and existing products domestically and internationally;
- Difficulties or delays in manufacturing;
- Trade buying patterns;
- Impact of existing and future legislation and regulatory provisions on product exclusivity;
- Trends toward managed care and healthcare cost containment;
- Impact of U.S. healthcare legislation enacted in 2010—the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act—and of any modification, repeal or invalidation of any of the provisions thereof;
- U.S. legislation or regulatory action affecting, among other things, pharmaceutical product pricing, reimbursement or access, including under Medicaid, Medicare and other publicly funded or subsidized health programs; the importation of prescription drugs from outside the U.S. at prices that are regulated by governments of various foreign countries; direct-to-consumer advertising and interactions with healthcare professionals; and the use of comparative effectiveness methodologies that could be implemented in a manner that focuses primarily on the cost differences and minimizes the therapeutic differences among pharmaceutical products and restricts access to innovative medicines;
- Legislation or regulatory action in markets outside the U.S. affecting pharmaceutical product pricing, reimbursement or access;
- Contingencies related to actual or alleged environmental contamination;
- Claims and concerns that may arise regarding the safety or efficacy of in-line products and product candidates;
- Significant breakdown, infiltration or interruption of our information technology systems and infrastructure;
- Legal defense costs, insurance expenses, settlement costs and the risk of an adverse decision or settlement related to product liability; patent protection; government investigations; consumer, commercial, securities, environmental and tax issues; ongoing efforts to explore various means for resolving asbestos litigation; and other legal proceedings;
- Ability to protect our patents and other intellectual property both domestically and internationally;
- Interest rate and foreign currency exchange rate fluctuations;
- Governmental laws and regulations affecting domestic and foreign operations including, without limitation, tax obligations and changes affecting the tax treatment by the U.S. of income earned outside the U.S. that result from the enactment in August 2010 of the Education Jobs and Medicaid Assistance Act of 2010 and that may result from pending and possible future proposals;
- Changes in U.S. generally accepted accounting principles;
- Uncertainties related to general economic, political, business, industry, regulatory and market conditions, including, without limitation, uncertainties related to the impact on us, our lenders, our customers, our suppliers and counterparties to our foreign-exchange and interest-rate agreements of challenging global economic conditions and recent and possible future changes in global financial markets;
- Any changes in business, political and economic conditions due to actual or threatened terrorist activity in the U.S. and other parts of the world and related U.S. military action overseas;
- Growth in costs and expenses;
- Changes in our product, segment and geographic mix; and
- Impact of acquisitions, divestitures, restructurings, product recalls and withdrawals and other unusual items, including our ability to successfully implement our announced plans regarding the Company's research and development function, including the planned exit from the Company's Sandwich, U.K. site, subject to works council and union consultations, as well as our ability to realize the projected benefits of our acquisitions of Wyeth and King and of our cost-reduction initiatives, including those related to the Wyeth integration and to our research and development function.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of anticipated results is subject to substantial risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Q, 8-K and 10-K reports and our other filings with the SEC.

Certain risks, uncertainties and assumptions are discussed here and under the heading entitled "Risk Factors" in Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2010, which will be filed in February 2011. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

This report includes discussion of certain clinical studies relating to various in-line products and/or product candidates. These studies typically are part of a larger body of clinical data relating to such products or product candidates, and the discussion herein should be considered in the context of the larger body of data. In addition, clinical trial data are subject to differing interpretations, and, even when we view data as sufficient to support the safety and/or effectiveness of a product candidate or a new indication for an in-line product, regulatory authorities may not share our views and may require additional data or may deny approval altogether.

Financial Risk Management

The overall objective of our financial risk management program is to seek to minimize the impact of foreign exchange rate movements and interest rate movements on our earnings. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

Foreign Exchange Risk—A significant portion of our revenues and earnings is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities.

Foreign exchange risk is also managed through the use of foreign currency forward-exchange contracts. These contracts are used to offset the potential earnings effects from mostly intercompany short-term foreign currency assets and liabilities that arise from operations. Foreign currency swaps are used to offset the potential earnings effects from foreign currency debt. We also use foreign currency forward-exchange contracts and foreign currency swaps to hedge the potential earnings effects from short-term and long-term foreign currency investments, third-party loans and intercompany loans.

In addition, under certain market conditions, we protect against possible declines in the reported net investments of our Japanese yen and, prior to 2009, Swedish krona and certain euro functional-currency subsidiaries. In these cases, we use currency swaps or foreign currency debt.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to foreign exchange rate changes. The fair values of these instruments were determined using various methodologies. For additional details, see Notes to Consolidated Financial Statements—*Note 9A. Financial Instruments: Selected Financial Assets and Liabilities.* In this sensitivity analysis, we assumed that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar; all other factors were held constant.

If the dollar were to devalue against all other currencies by 10%, the expected adverse impact on net income related to our financial instruments would be immaterial. For additional details, see Notes to Consolidated Financial Statements—*Note 9E. Financial Instruments: Derivative Financial Instruments and Hedging Activities.*

Interest Rate Risk—Our U.S. dollar interest-bearing investments, loans and borrowings are subject to interest rate risk. We also are subject to interest rate risk on euro debt, investments and currency swaps, U.K. debt and currency swaps, Japanese yen short and long-term borrowings and currency swaps, and, prior to 2009, Swedish krona currency swaps. We seek to invest, loan and borrow primarily on a short-term or variable-rate basis. From time to time, depending on market conditions, we will fix interest rates either through entering into fixed-rate investments and borrowings or through the use of derivative financial instruments such as interest rate swaps. In light of current market conditions, our current borrowings are primarily on a long-term, fixed-rate basis. We may change this practice as market conditions change.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to interest rate changes. The fair values of these instruments were determined using various methodologies. For additional details, see Notes to Consolidated Financial Statements—*Note 9A. Financial Instruments: Selected Financial Assets and Liabilities.* In this sensitivity analysis, we used a one hundred basis point parallel shift in the interest rate curve for all maturities and for all instruments; all other factors were held constant. If there were a one hundred basis point decrease in interest rates, the expected adverse impact on net income related to our financial instruments would be immaterial.

Legal Proceedings and Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We do not believe any of them will have a material adverse effect on our financial position (see Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies).*

We record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a "more likely than not" standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not (see Notes to Consolidated Financial Statements—*Note 1P. Significant Accounting Policies: Deferred Tax Assets and Income Tax*

Contingencies). We also evaluate tax matters that are sustainable under the "more-likely-than-not" standard in determining our accruals for income tax contingencies. We record accruals for all other contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, we accrue that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, we accrue the minimum of such probable range. Many claims involve highly complex issues relating to causation, label warnings, scientific evidence, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see Notes to Consolidated Financial Statements—*Note 1C. Significant Accounting Policies: Estimates and Assumptions*). Our assessments are based on estimates and assumptions that have been deemed reasonable by management. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have substantial defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Patent claims include challenges to the coverage and/or validity of our patents on various products or processes. Although we believe we have substantial defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Management's Report on Internal Control Over Financial Reporting

Management's Report

We prepared and are responsible for the financial statements that appear in our 2010 Financial Report. These financial statements are in conformity with accounting principles generally accepted in the United States of America and, therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2010.

The Company's independent auditors have issued their auditors' report on the Company's internal control over financial reporting. That report appears in our 2010 Financial Report under the heading, *Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.*

Ian Read
President and Chief Executive Officer

Frank A. D'Amelio
Principal Financial Officer

Loretta V. Cangialosi
Principal Accounting Officer

February 28, 2011

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee has discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 114, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, the Committee has reviewed and discussed with the independent registered public accounting firm the auditor's independence from the Company and its management. As part of that review, the Committee has received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Committee has discussed the independent registered public accounting firm's independence from the Company.

The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

As part of its responsibilities for oversight of the Company's Enterprise Risk Management process, the Committee has reviewed and discussed Company policies with respect to risk assessment and risk management, including discussions of individual risk areas as well as an annual summary of the overall process.

The Committee has discussed with the Company's Internal Audit Department and independent registered public accounting firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance Officer and representatives of the independent registered public accounting firm, in regular and executive sessions to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, for filing with the SEC. The Committee has selected, and the Board of Directors has ratified, the selection of the Company's independent registered public accounting firm.

W. Don Cornwell

W. Don Cornwell
Chair, Audit Committee

February 28, 2011

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of Pfizer Inc.:

We have audited the accompanying consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pfizer Inc. and Subsidiary Companies as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pfizer Inc. and Subsidiary Companies' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2011 expressed an unqualified opinion on the effective operation of the Company's internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for business combinations in 2009 due to the adoption of Financial Accounting Standards Board Statement No. 141R, Business Combinations (included in FASB ASC Topic 805, Business Combinations), as of January 1, 2009.

KPMG LLP

KPMG LLP
New York, New York

February 28, 2011

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Pfizer Inc.:

We have audited the internal control over financial reporting of Pfizer Inc. and Subsidiary Companies as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pfizer Inc. and Subsidiary Companies' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pfizer Inc. and Subsidiary Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
New York, New York

February 28, 2011

Consolidated Statements of Income

Pfizer Inc. and Subsidiary Companies

	YEAR ENDED DECEMBER 31,		
(MILLIONS, EXCEPT PER COMMON SHARE DATA)	**2010**	2009	2008
Revenues	**$67,809**	$50,009	$48,296
Costs and expenses:			
Cost of sales[(a)]	**16,279**	8,888	8,112
Selling, informational and administrative expenses[(a)]	**19,614**	14,875	14,537
Research and development expenses[(a)]	**9,413**	7,845	7,945
Amortization of intangible assets	**5,404**	2,877	2,668
Acquisition-related in-process research and development charges	**125**	68	633
Restructuring charges and certain acquisition-related costs	**3,214**	4,337	2,675
Other deductions—net	**4,338**	292	2,032
Income from continuing operations before provision for taxes on income	**9,422**	10,827	9,694
Provision for taxes on income	**1,124**	2,197	1,645
Income from continuing operations	**8,298**	8,630	8,049
Discontinued operations—net of tax	**(9)**	14	78
Net income before allocation to noncontrolling interests	**8,289**	8,644	8,127
Less: Net income attributable to noncontrolling interests	**32**	9	23
Net income attributable to Pfizer Inc.	**$ 8,257**	$ 8,635	$ 8,104
Earnings per common share—basic			
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.03**	$ 1.23	$ 1.19
Discontinued operations—net of tax	**—**	—	0.01
Net income attributable to Pfizer Inc. common shareholders	**$ 1.03**	$ 1.23	$ 1.20
Earnings per common share—diluted			
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.02**	$ 1.23	$ 1.19
Discontinued operations—net of tax	**—**	—	0.01
Net income attributable to Pfizer Inc. common shareholders	**$ 1.02**	$ 1.23	$ 1.20
Weighted-average shares—basic	**8,036**	7,007	6,727
Weighted-average shares—diluted	**8,074**	7,045	6,750

(a) Exclusive of amortization of intangible assets, except as disclosed in *Note 1L. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Balance Sheets

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PREFERRED STOCK ISSUED AND PER COMMON SHARE DATA)	AS OF DECEMBER 31, 2010	2009
Assets		
Cash and cash equivalents	$ 1,735	$ 1,978
Short-term investments	26,277	23,991
Accounts receivable, less allowance for doubtful accounts: 2010—$217; 2009—$176	14,612	14,645
Short-term loans	467	1,195
Inventories	8,405	12,403
Taxes and other current assets	8,411	6,962
Assets held for sale	561	496
Total current assets	60,468	61,670
Long-term investments and loans	9,748	13,122
Property, plant and equipment, less accumulated depreciation	19,123	22,780
Goodwill	43,947	42,376
Identifiable intangible assets, less accumulated amortization	57,558	68,015
Taxes and other noncurrent assets	4,170	4,986
Total assets	$195,014	$212,949
Liabilities and Shareholders' Equity		
Short-term borrowings, including current portion of long-term debt: 2010—$3,502; 2009—$27	$ 5,623	$ 5,469
Accounts payable	4,026	4,370
Dividends payable	1,601	1,454
Income taxes payable	946	10,107
Accrued compensation and related items	2,108	2,242
Other current liabilities	14,305	13,583
Total current liabilities	28,609	37,225
Long-term debt	38,410	43,193
Pension benefit obligations	6,201	6,392
Postretirement benefit obligations	3,035	3,243
Noncurrent deferred tax liabilities	18,648	17,839
Other taxes payable	6,245	9,000
Other noncurrent liabilities	5,601	5,611
Total liabilities	106,749	122,503
Preferred stock, without par value, at stated value; 27 shares authorized; issued: 2010—1,279; 2009—1,511	52	61
Common stock, $0.05 par value; 12,000 shares authorized; issued: 2010—8,876; 2009—8,869	444	443
Additional paid-in capital	70,760	70,497
Employee benefit trusts	(7)	(333)
Treasury stock, shares at cost; 2010—864; 2009—799	(22,712)	(21,632)
Retained earnings	42,716	40,426
Accumulated other comprehensive (loss)/income	(3,440)	552
Total Pfizer Inc. shareholders' equity	87,813	90,014
Equity attributable to noncontrolling interests	452	432
Total shareholders' equity	88,265	90,446
Total liabilities and shareholders' equity	$195,014	$212,949

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Pfizer Inc. and Subsidiary Companies

	PFIZER INC. SHAREHOLDERS													
	PREFERRED STOCK		COMMON STOCK			EMPLOYEE BENEFIT TRUSTS		TREASURY STOCK						
(MILLIONS, EXCEPT PREFERRED SHARES)	SHARES	STATED VALUE	SHARES	PAR VALUE	ADD'L PAID-IN CAPITAL	SHARES	FAIR VALUE	SHARES	COST	RETAINED EARNINGS	ACCUM. OTHER COMP. (LOSS)/ INC.	SHARE-HOLDERS' EQUITY	NON-CONTRO-LLING INTERESTS	TOTAL SHARE-HOLDERS' EQUITY
Balance, January 1, 2008	2,302	$ 93	8,850	$442	$69,913	(24)	$(550)	(2,089)	$(56,847)	$ 49,660	$ 2,299	$65,010	$ 114	$65,124
Comprehensive income:														
Net income										8,104		8,104	23	8,127
Other comprehensive loss, net of tax											(6,868)	(6,868)	35	(6,833)
Total comprehensive income												1,236	58	1,294
Cash dividends declared—														
common stock										(8,617)		(8,617)		(8,617)
preferred stock										(5)		(5)		(5)
Stock option transactions					207	1	32					239		239
Purchases of common stock								(26)	(500)			(500)		(500)
Employee benefit trust transactions—net					(113)	(1)	93					(20)		(20)
Preferred stock conversions and redemptions	(498)	(20)			(7)			—	2			(25)		(25)
Other			13	1	283			(2)	(46)			238	12	250
Balance, December 31, 2008	1,804	73	8,863	443	70,283	(24)	(425)	(2,117)	(57,391)	49,142	(4,569)	57,556	184	57,740
Comprehensive income:														
Net income										8,635		8,635	9	8,644
Other comprehensive income, net of tax											5,121	5,121	5	5,126
Total comprehensive income												13,756	14	13,770
Acquisition of Wyeth								1,319	35,733	(12,430)		23,303	330	23,633
Cash dividends declared—														
common stock										(4,916)		(4,916)		(4,916)
preferred stock										(5)		(5)		(5)
Noncontrolling interests												—	(5)	(5)
Stock option transactions					130	—	9					139		139
Employee benefit trust transactions—net					(61)	7	111					50		50
Preferred stock conversions and redemptions	(293)	(12)			(1)			—	3			(10)		(10)
Purchase of subsidiary shares from noncontrolling interests					(66)							(66)	(102)	(168)
Other			6	—	212	(2)	(28)	(1)	23			207	11	218
Balance, December 31, 2009	1,511	61	8,869	443	70,497	(19)	(333)	(799)	(21,632)	40,426	552	90,014	432	90,446
Comprehensive income:														
Net income										8,257		8,257	32	8,289
Other comprehensive loss, net of tax											(3,992)	(3,992)	4	(3,988)
Total comprehensive income												4,265	36	4,301
Cash dividends declared—														
common stock										(5,964)		(5,964)		(5,964)
preferred stock										(3)		(3)		(3)
Noncontrolling interests												—	(17)	(17)
Stock option transactions					161	1	14					175		175
Purchases of common stock								(61)	(1,000)			(1,000)		(1,000)
Employee benefit trust transactions—net					(19)	16	292					273		273
Preferred stock conversions and redemptions	(232)	(9)			(1)			—	2			(8)		(8)
Other			7	1	122	2	20	(4)	(82)			61	1	62
Balance, December 31, 2010	**1,279**	**$ 52**	**8,876**	**$444**	**$70,760**	**—**	**$ (7)**	**(864)**	**$(22,712)**	**$ 42,716**	**$(3,440)**	**$87,813**	**$ 452**	**$88,265**

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Cash Flows

Pfizer Inc. and Subsidiary Companies

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2010	2009	2008
Operating Activities			
Net income before allocation to noncontrolling interests	$ 8,289	$ 8,644	$ 8,127
Adjustments to reconcile net income before noncontrolling interests to net cash provided by operating activities:			
Depreciation and amortization	8,487	4,757	5,090
Share-based compensation expense	405	349	384
Acquisition-related in-process research and development charges	125	68	633
Asset write-offs and impairment charges	3,486	305	570
Gains on disposals	(155)	(670)	(14)
Gains on sales of discontinued operations	—	—	(6)
Deferred taxes from continuing operations	1,953	(9,582)	(1,331)
Benefit plan contributions (in excess of)/less than expense	(691)	545	(49)
Other non-cash adjustments	(19)	199	(74)
Changes in assets and liabilities, net of acquisitions and divestitures:			
Accounts receivable	(608)	252	195
Inventories	2,917	1,631	294
Other assets	(896)	(867)	(538)
Accounts payable and other liabilities	827	1,502	4,310
Other tax accounts, net	(12,666)	9,454	647
Net cash provided by operating activities	11,454	16,587	18,238
Investing Activities			
Purchases of property, plant and equipment	(1,513)	(1,205)	(1,701)
Purchases of short-term investments with original maturities greater than 90 days	(10,931)	(35,331)	(35,705)
Proceeds from redemptions and sales of short-term investments with original maturities greater than 90 days	4,543	42,364	27,883
Proceeds from redemptions and sales of short-term investments with original maturities of 90 days or less—net	5,950	5,775	7,913
Purchases of long-term investments	(3,920)	(6,888)	(9,357)
Proceeds from redemptions and sales of long-term investments	4,381	6,504	1,009
Proceeds from redemptions of short-term loans with original maturities greater than 90 days	1,156	1,158	625
Issuances of short-term loans with original maturities greater than 90 days	(151)	(565)	(449)
Proceeds from redemptions of long-term loans	356	—	55
Issuances of long-term loans	(208)	(61)	(501)
Acquisitions, net of cash acquired	(273)	(43,123)	(1,184)
Other investing activities	118	100	(1,423)
Net cash used in investing activities	(492)	(31,272)	(12,835)
Financing Activities			
Increase in short-term borrowings—net	6,400	32,033	40,119
Principal payments on short-term borrowings—net	(10,546)	(34,969)	(37,264)
Proceeds from issuances of long-term debt	—	24,023	605
Principal payments on long-term debt	(6)	(967)	(1,053)
Purchases of common stock	(1,000)	—	(500)
Cash dividends paid	(6,088)	(5,548)	(8,541)
Other financing activities	66	(91)	74
Net cash (used in)/provided by financing activities	(11,174)	14,481	(6,560)
Effect of exchange-rate changes on cash and cash equivalents	(31)	60	(127)
Net decrease in cash and cash equivalents	(243)	(144)	(1,284)
Cash and cash equivalents at beginning of year	1,978	2,122	3,406
Cash and cash equivalents at end of year	$ 1,735	$ 1,978	$ 2,122
Supplemental Cash Flow Information			
Non-cash transactions:			
Acquisition of Wyeth, treasury stock issued	$ —	$ 23,303	$ —
Cash paid during the period for:			
Income taxes	$ 11,775	$ 2,300	$ 2,252
Interest	2,155	935	782

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

1. Significant Accounting Policies

A. Consolidation and Basis of Presentation

The consolidated financial statements include our parent company and all subsidiaries, including those operating outside the United States (U.S.) and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The decision whether or not to consolidate an entity requires consideration of majority voting interests, as well as effective economic or other control over the entity. Typically, we do not seek control by means other than voting interests. For subsidiaries operating outside the U.S., the financial information is included as of and for the year ended November 30 for each year presented. Substantially all unremitted earnings of international subsidiaries are free of legal and contractual restrictions. All significant transactions among our businesses have been eliminated. We made certain reclassification adjustments to conform prior period amounts to the current presentation, primarily related to our Consolidated Statements of Cash Flows.

On October 15, 2009, we completed our acquisition of Wyeth in a cash-and-stock transaction valued on that date at approximately $68 billion. Commencing from the acquisition date, our financial statements reflect the assets, liabilities, operating results and cash flows of Wyeth. As a result, and in accordance with our domestic and international fiscal year-ends, our consolidated financial statements for the year ended December 31, 2009 reflect approximately two-and-a-half months of the fourth calendar quarter of 2009 in the case of Wyeth's U.S. operations and approximately one-and-a-half months of the fourth calendar quarter of 2009 in the case of Wyeth's international operations.

B. New Accounting Standards

The provisions of the following new accounting standards were adopted as of January 1, 2010 and did not have a significant impact on our consolidated financial statements:

- An amendment to the recognition and measurement guidance for the transfers of financial assets.
- An amendment to the guidelines for determining the primary beneficiary in a variable interest entity.

As of January 1, 2009, we adopted a new accounting standard that retains the purchase method of accounting for acquisitions but requires a number of changes to that method, including changes in the way assets and liabilities are recognized in purchase accounting. Specifically, they require the capitalization of in-process research and development assets at fair value and require the expensing of transaction costs as incurred. The adoption of these provisions did not have an impact on our consolidated financial statements upon adoption, but they did significantly impact our accounting for the acquisition of Wyeth in 2009. For additional information, see *Note 2. Acquisition of Wyeth.*

C. Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures, including amounts recorded in connection with acquisitions. These estimates and underlying assumptions can impact all elements of our financial statements. For example, in the consolidated statements of income, estimates are used when accounting for deductions from revenues (such as rebates, chargebacks, sales returns and sales allowances), determining cost of sales, allocating cost in the form of depreciation and amortization, and estimating restructuring charges and the impact of contingencies. On the consolidated balance sheets, estimates are used in determining the valuation and recoverability of assets, such as accounts receivables, investments, inventories, fixed assets and intangible assets (including acquired in-process research & development (IPR&D) assets, beginning in 2009, and goodwill), and estimates are used in determining the reported amounts of liabilities, such as taxes payable, benefit obligations, the impact of contingencies, rebates, chargebacks, sales returns and sales allowances, and restructuring reserves, all of which also will impact the consolidated statements of income.

We regularly evaluate our estimates and assumptions using historical experience and other factors, including the economic environment. Our estimates often are based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable.

As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. Market conditions, such as illiquid credit markets, volatile equity markets, dramatic fluctuations in foreign currency rates and economic downturn, can increase the uncertainty already inherent in our estimates and assumptions. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in our financial statements on a prospective basis unless they are required to be treated retrospectively under the relevant accounting standard. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We also are subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. These and other risks and uncertainties are discussed in the accompanying Financial Review, which is unaudited, under the headings "Our Operating Environment", "Our Strategy" and "Forward-Looking Information and Factors That May Affect Future Results" and in our 2010 Annual Report on Form 10-K under the caption, Part 1 Item 1A. "Risk Factors."

D. Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. For tax matters, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a "more-likely-than-not" standard, and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not (see *Note 7D. Taxes on Income: Tax Contingencies).* We also evaluate tax matters that are sustainable under the "more-likely-than-not" standard in determining our accruals for income tax contingencies. We consider many factors in making these assessments. Because litigation and other contingencies are inherently unpredictable and excessive verdicts do occur, these assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see *Note 1C. Significant Accounting Policies: Estimates and Assumptions*).

E. Acquisitions

Our consolidated financial statements include the operations of an acquired business after the completion of the acquisition. We account for acquired businesses using the acquisition method of accounting. The acquisition method of accounting for acquired businesses requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet. Also, transaction costs are expensed as incurred. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill. For acquisitions consummated prior to January 1, 2009, amounts allocated to IPR&D were expensed at the date of acquisition. When we have acquired net assets that do not constitute a business under U.S. GAAP, no goodwill has been recognized.

Contingent consideration is included within the acquisition cost and is recognized at its fair value on acquisition date. A liability resulting from contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. Changes in fair value are recognized in earnings.

F. Fair Value

We often are required to measure certain assets and liabilities at fair value, either upon initial measurement or for subsequent accounting or reporting. For example, we use fair value extensively in the initial measurement of net assets acquired in a business combination and when accounting for and reporting on certain financial instruments. We estimate fair value using an exit price approach, which requires, among other things, that we determine the price that would be received to sell an asset or paid to transfer a liability in an orderly market. The determination of an exit price is considered from the perspective of market participants, considering the highest and best use of assets and, for liabilities, assuming the risk of non-performance will be the same before and after the transfer. A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. When estimating fair value, depending on the nature and complexity of the asset or liability, we may use one or all of the following approaches:

- Income approach, which is based on the present value of a future stream of net cash flows.
- Market approach, which is based on market prices and other information from market transactions involving identical or comparable assets or liabilities.
- Cost approach, which is based on the cost to acquire or construct comparable assets less an allowance for functional and/or economic obsolescence.

These fair value methodologies depend on the following types of inputs:

- Quoted prices for identical assets or liabilities in active markets (called Level 1 inputs).
- Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable (called Level 2 inputs).
- Unobservable inputs that reflect estimates and assumptions (called Level 3 inputs).

G. Foreign Currency Translation

For most of our international operations, local currencies have been determined to be the functional currencies. We translate functional currency assets and liabilities to their U.S. dollar equivalents at rates in effect at the balance sheet date and record these translation adjustments in *Shareholders' equity—Accumulated other comprehensive (loss)/income*. We translate functional currency statement of income amounts to their U.S. dollar equivalents at average rates for the period. The effects of converting non-functional currency assets and liabilities into the functional currency are recorded in *Other deductions—net.*

For operations in highly inflationary economies, we translate monetary items at rates in effect at the balance sheet date, with translation adjustments recorded in *Other deductions—net*, and non-monetary items at historical rates.

H. Revenues

Revenue Recognition—We record revenues from product sales when the goods are shipped and title passes to the customer. At the time of sale, we also record estimates for a variety of sales deductions, such as sales rebates, discounts and incentives, and product returns. When we cannot reasonably estimate the amount of future product returns, we record revenues when the risk of product return has been substantially eliminated. We record sales of certain of our vaccines to the U.S. government as part of the Pediatric Vaccine Stockpile program; these rules require that for fixed commitments made by the U.S. government, we record revenues when risk of ownership for the completed product has been passed to the U.S. government. There are no specific performance obligations associated with products sold under this program.

Deductions from Revenues—As is typical in the biopharmaceutical industry, our gross product sales are subject to a variety of deductions that generally are estimated and recorded in the same period that the revenues are recognized and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations with respect to our pharmaceutical products. These deductions represent estimates of the related obligation and, as such, judgment and knowledge of market conditions and practices are required when estimating the impact of these sales deductions on gross sales for a reporting period.

Specifically:

- In the U.S., we record provisions for pharmaceutical Medicaid, Medicare and contract rebates based upon our experience ratio of rebates paid and actual prescriptions written during prior quarters. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to better match our current experience or our expected future experience. In assessing this ratio, we consider current contract terms, such as changes in formulary status and discount rates.
- Outside the U.S., the majority of our pharmaceutical rebates, discounts and price reductions are contractual or legislatively mandated, and our estimates are based on actual invoiced sales within each period; both of these elements help to reduce the risk of variations in the estimation process. Some European countries base their rebates on the government's unbudgeted pharmaceutical spending, and we use an estimated allocation factor (based on historical payments) and total revenues by country against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us to monitor the adequacy of these accruals.
- Provisions for pharmaceutical chargebacks (primarily reimbursements to wholesalers for honoring contracted prices to third parties) closely approximate actual as we settle these deductions generally within two to five weeks of incurring the liability.
- Provisions for pharmaceutical returns are based on a calculation at each market that incorporates the following, as appropriate: local returns policies and practices; returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf life by product; an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as loss of exclusivity, product recalls or a changing competitive environment. Generally, returned products are destroyed, and customers are refunded the sales price in the form of a credit.
- We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs.
- Our accruals for Medicaid rebates, Medicare rebates, performance-based contract rebates and chargebacks were $3.0 billion as of December 31, 2010, and $2.1 billion as of December 31, 2009, and substantially all are included in *Other current liabilities*.

Taxes collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis; that is, they are excluded from *Revenues*.

Collaborative Arrangements—Payments to and from our collaboration partners are presented in the statement of income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable accounting guidance. Under co-promotion agreements, we record the amounts received from our partners as alliance revenues, a component of *Revenues,* when our co-promotion partners are the principal in the transaction and we receive a share of their net sales or profits. Alliance revenues are recorded when our co-promotion partners ship the product and title passes to their customers. The related expenses for selling and marketing these products are included in *Selling, informational and administrative expenses.* In collaborative arrangements where we manufacture a product for our partner, we record revenues when our partner sells the product and title passes to its customer. All royalty payments to collaboration partners are recorded as part of *Cost of sales*.

I. Cost of Sales and Inventories

We value inventories at lower of cost or market. The cost of finished goods, work in process and raw materials is determined using average actual cost.

J. Selling, Informational and Administrative Expenses

Selling, informational and administrative costs are expensed as incurred. Among other things, these expenses include the costs of marketing, advertising, shipping and handling, information technology and the associated employee compensation.

Advertising expenses relating to production costs are expensed as incurred, and the costs of radio time, television time and space in publications are expensed when the related advertising occurs. Advertising expenses totaled approximately $4.0 billion in 2010, $2.9 billion in 2009 and $2.6 billion in 2008.

K. Research and Development Expenses and Acquisition-Related In-Process Research and Development Charges

Prior to January 1, 2009, when recording acquisitions, we expensed amounts related to acquired IPR&D in *Acquisition-related in-process research and development charges*. IPR&D acquired after December 31, 2008, as part of a business combination, is capitalized as *Identifiable intangible assets*. IPR&D acquired as part of an asset acquisition is expensed as incurred.

Research and development (R&D) costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements. Before a compound receives regulatory approval, we record upfront and milestone payments made by us to third parties under licensing arrangements as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a compound receives regulatory approval, we record any milestone payments in *Identifiable intangible assets, less accumulated amortization* and, unless the assets are determined to have an indefinite life, we amortize them evenly over the remaining agreement term or the expected product life cycle, whichever is shorter.

L. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets

Long-lived assets include:

- *Goodwill*—Goodwill represents the excess of the consideration transferred for an acquired business over the assigned values of its net assets. Goodwill is not amortized.

- *Identifiable intangible assets, less accumulated amortization*—These acquired assets are recorded at our cost. Intangible assets with finite lives are amortized evenly over their estimated useful lives. Intangible assets with indefinite lives that are associated with marketed products are not amortized until a useful life can be determined. Intangible assets associated with IPR&D projects are not amortized until approval is obtained in a major market, typically either the U.S. or the European Union (EU), or in a series of other countries, subject to certain specified conditions and management judgment. The useful life of an amortizing asset generally is determined by identifying the period in which substantially all of the cash flows are expected to be generated.

- *Property, plant and equipment, less accumulated depreciation*—These assets are recorded at our original cost and are increased by the cost of any significant improvements after purchase. Property, plant and equipment assets, other than land and construction in progress, are depreciated evenly over the estimated useful life of the individual assets. Depreciation begins when the asset is ready for its intended use. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.

Amortization expense related to finite-lived acquired intangible assets that contribute to our ability to sell, manufacture, research, market and distribute products, compounds and intellectual property are included in *Amortization of intangible assets* as they benefit multiple business functions. Amortization expense related to intangible assets that are associated with a single function and depreciation of property, plant and equipment are included in *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate.

We review all of our long-lived assets for impairment indicators throughout the year and we perform detailed testing whenever impairment indicators are present. In addition, we perform detailed impairment testing for goodwill and indefinite-lived assets at least annually. When necessary, we record charges for impairments. Specifically:

- For finite-lived intangible assets, such as Developed Technology Rights, and for other long-lived assets, such as property, plant and equipment, whenever impairment indicators are present, we perform a review for impairment. We calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.

- For indefinite-lived intangible assets, such as Brands and IPR&D assets, each year and whenever impairment indicators are present, we determine the fair value of the asset and record an impairment loss for the excess of book value over fair value, if any. In addition, in all cases of an impairment review other than for IPR&D assets, we re-evaluate whether continuing to characterize the asset as indefinite-lived is appropriate.

- For goodwill, annually and whenever impairment indicators are present, we calculate the fair value of each reporting unit and compare the fair value to its book value. If the carrying amount is found to be greater, we then determine the implied fair value of goodwill by subtracting the fair value of all the identifiable net assets other than goodwill from the fair value of the reporting unit and record an impairment loss for the excess, if any, of book value of goodwill over the implied fair value.

M. Restructuring Charges and Certain Acquisition-Related Costs

We may incur restructuring charges in connection with acquisitions when we implement plans to restructure and integrate the acquired operations or in connection with cost-reduction initiatives that are initiated from time to time. Included in *Restructuring charges and certain acquisition-related costs* are all restructuring charges and certain costs associated with integrating an acquired business (if the restructuring action results in a change in the estimated useful life of an asset, that incremental impact is classified in *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate). Termination costs are a significant component of our restructuring charges and are generally recorded when the actions are probable and estimable. Also, beginning in 2009, transaction costs, such as banking, legal, accounting and other costs incurred in connection with an acquisition are expensed as incurred and included in *Restructuring charges and certain acquisition-related costs.*

N. Cash Equivalents and Statement of Cash Flows

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as *Short-term investments*.

Cash flows associated with financial instruments designated as fair value or cash flow hedges may be included in operating, investing or financing activities, depending on the classification of the items being hedged. Cash flows associated with financial instruments designated as net investment hedges are classified according to the nature of the hedge instrument. Cash flows associated with financial instruments that do not qualify for hedge accounting treatment are classified according to their purpose and accounting nature.

O. Investments, Loans and Derivative Financial Instruments

Many, but not all, of our financial instruments are carried at fair value. For example, substantially all of our cash equivalents, short-term investments and long-term investments are classified as available-for-sale securities and are carried at fair value, with changes in unrealized gains and losses, net of tax, reported in *Other comprehensive income/(loss)*. Derivative financial instruments are carried at fair value in various balance sheet categories (see *Note 9A. Financial Instruments: Selected Financial Assets and Liabilities*), with changes in fair value reported in current earnings or deferred for qualifying hedging relationships. Virtually all of our valuation measurements for investments, loans and derivative financial instruments are based on the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable.

Realized gains or losses on sales of investments are determined by using the specific identification cost method.

Investments where we have significant influence over the financial and operating policies of the investee are accounted for under the equity method. Under the equity method, we record our share of the investee's income and expense in our income statements. The excess of the cost of the investment over our share in the equity of the investee on acquisition date is allocated to the identifiable assets of the investee, with any remainder allocated to goodwill. Such investments are initially recorded at cost, which typically does not include amounts of contingent consideration.

We regularly evaluate all of our financial assets for impairment. For investments in debt and equity securities, when a decline in fair value, if any, is determined to be other-than-temporary, an impairment charge is recorded, and a new cost basis in the investment is established. For loans, an impairment charge is recorded if it is probable that we will not be able to collect all amounts due according to the loan agreement.

P. Deferred Tax Assets and Income Tax Contingencies

We provide a valuation allowance when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax-planning strategies.

We account for income tax contingencies using a benefit recognition model. If we consider that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. Under the benefit recognition model, if our initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly re-evaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, changes in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the "more-likely-than-not" standard. Liabilities associated with uncertain tax positions are classified as current only when we expect to pay cash within the next 12 months. Interest and penalties, if any, are recorded in *Provision for taxes on income* and are classified on our consolidated balance sheet with the related tax liability.

Q. Pension and Postretirement Benefit Plans

We provide defined benefit pension plans for the majority of employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans, as well as other postretirement benefit plans, consisting primarily of healthcare and life insurance for retirees. We recognize the overfunded or underfunded status of each of our defined benefit plans as an asset or liability on our consolidated balance sheet. The obligations generally are measured at the actuarial present value of all benefits attributable to employee service rendered, as provided by the applicable benefit formula. Our pension and other postretirement obligations may include assumptions such as long-term rate of return on plan assets, expected employee turnover and participant mortality. For our pension plans, the obligation may also include assumptions as to future compensation levels. For our other postretirement benefit plans, the obligation may include assumptions as to the expected cost of providing the healthcare and life insurance benefits, as well as the extent to which those costs are shared with the employee or others (such as governmental programs). Plan assets are measured at fair value. Net periodic benefit costs are recognized, as required, into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate.

R. Share-Based Payments

Our compensation programs can include share-based payments. All grants under share-based payment programs are accounted for at fair value and these fair values generally are amortized on an even basis over the vesting terms into *Cost of sales, Selling, informational and administrative expenses,* and *Research and development expenses*, as appropriate.

2. Acquisition of Wyeth

A. Description of the Transaction

On October 15, 2009 (the acquisition date), we acquired all of the outstanding equity of Wyeth in a cash-and-stock transaction, valued at the acquisition date at approximately $68 billion, in which each share of Wyeth common stock outstanding, with certain limited exceptions, was canceled and converted into the right to receive $33.00 in cash without interest and 0.985 of a share of Pfizer common stock. The stock component was valued at $17.40 per share of Wyeth common stock based on the closing market price of Pfizer's common stock on the acquisition date, resulting in a total merger consideration value of $50.40 per share of Wyeth common stock.

Wyeth's core business was the discovery, development, manufacture and sale of prescription pharmaceutical products, including vaccines, for humans. Other operations of Wyeth included the discovery, development, manufacture and sale of consumer healthcare products (over-the-counter products), nutritionals and animal health products. Our acquisition of Wyeth has made us a more diversified health care company, with product offerings in human, animal, and consumer health, including vaccines, biologics, small molecules and nutrition, across developed and emerging markets. The acquisition of Wyeth also added to our pipeline of biopharmaceutical development projects endeavoring to develop medicines to help patients in critical areas, including oncology, pain, inflammation, Alzheimer's disease, psychoses and diabetes.

In connection with the regulatory approval process, we were required to divest certain animal health assets. Certain of these assets were sold in 2009 and 2010. It is possible that additional divestitures of animal health assets may be required based on ongoing regulatory reviews in other jurisdictions worldwide, but they are not expected to be significant to our business.

B. Fair Value of Consideration Transferred

The table below details the consideration transferred to acquire Wyeth:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	CONVERSION CALCULATION	FAIR VALUE	FORM OF CONSIDERATION
Wyeth common stock outstanding as of the acquisition date	1,339.6		
Multiplied by Pfizer's stock price as of the acquisition date multiplied by the exchange ratio of 0.985 ($17.66[a] x 0.985)	$ 17.40	$23,303	Pfizer common stock[a],[b]
Wyeth common stock outstanding as of the acquisition date	1,339.6		
Multiplied by cash consideration per common share outstanding	$ 33.00	44,208	Cash
Wyeth stock options canceled for a cash payment[c]		405	Cash
Wyeth restricted stock/restricted stock units and other equity-based awards canceled for a cash payment		320	Cash
Total fair value of consideration transferred		$68,236	

[a] The fair value of Pfizer's common stock used in the conversion calculation represents the closing market price of Pfizer's common stock on the acquisition date.

[b] Approximately 1.3 billion shares of Pfizer common stock, previously held as Pfizer treasury stock, were issued to former Wyeth shareholders. The excess of the average cost of Pfizer treasury stock issued over the fair value of the stock portion of the consideration transferred to acquire Wyeth was recorded as a reduction to *Retained earnings*.

[c] Each Wyeth stock option, whether or not vested and exercisable on the acquisition date, was canceled for a cash payment equal to the excess of the per share value of the merger consideration (calculated on the basis of the volume-weighted average of the per share price of Pfizer common stock on the New York Stock Exchange Transaction Reporting System for the five consecutive trading days ending two days prior to the acquisition date) over the per share exercise price of the Wyeth stock option.

Certain amounts may reflect rounding adjustments.

C. Recording of Assets Acquired and Liabilities Assumed

The transaction has been accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet.

While most assets and liabilities were measured at fair value, a single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. Our judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date, as well as adjustments made in the first year after the acquisition date to the amounts initially recorded in 2009 (measurement period adjustments). The measurement period adjustments did not have a significant impact on our earnings, balance sheets or cash flows in any period and, therefore, we have not retrospectively adjusted our financial statements.

The following table summarizes the recording of the assets acquired and liabilities assumed as of the acquisition date:

(MILLIONS OF DOLLARS)	AMOUNTS PREVIOUSLY RECOGNIZED AS OF ACQUISITION DATE (PROVISIONAL)[a]	MEASUREMENT PERIOD ADJUSTMENTS	AMOUNTS RECOGNIZED AS OF ACQUISITION DATE (FINAL)
Working capital, excluding inventories[b]	$ 16,342	$ 24	$ 16,366
Inventories[c]	8,388	(417)	7,971
Property, plant and equipment	10,054	(216)	9,838
Identifiable intangible assets, excluding in-process research and development[c]	37,595	(1,533)	36,062
In-process research and development[c]	14,918	(1,096)	13,822
Other noncurrent assets	2,394	—	2,394
Long-term debt	(11,187)	—	(11,187)
Benefit obligations	(3,211)	36	(3,175)
Net tax accounts[d]	(24,773)	1,035	(23,738)
Other noncurrent liabilities	(1,908)	—	(1,908)
Total identifiable net assets	48,612	(2,167)	46,445
Goodwill[e]	19,954	2,163	22,117
Net assets acquired	68,566	(4)	68,562
Less: Amounts attributable to noncontrolling interests	(330)	4	(326)
Total consideration transferred	$ 68,236	$ —	$ 68,236

[a] As previously reported in Pfizer's 2009 Annual Report on Form 10-K.
[b] Includes cash and cash equivalents, short-term investments, accounts receivable, other current assets, assets held for sale, accounts payable and other current liabilities.
[c] The measurement period adjustments were mainly recorded to reflect changes in the estimated fair value of certain intangible assets and inventories. These adjustments were made largely to better reflect market participant assumptions about facts and circumstances existing as of the acquisition date. The measurement period adjustments did not result from intervening events subsequent to the acquisition date.
[d] As of the acquisition date, included in *Taxes and other current assets* ($1.2 billion), *Taxes and other noncurrent assets* ($2.8 billion), *Income taxes payable* ($500 million), *Other current liabilities* ($11.1 billion), *Noncurrent deferred tax liabilities* ($14.0 billion) and *Other taxes payable* ($2.1 billion, including accrued interest of $300 million). The measurement period adjustments primarily reflect the tax impact of the pre-tax measurement period adjustments. The measurement period adjustments did not result from intervening events subsequent to the acquisition date.
[e] Goodwill recognized as of the acquisition date totaled $19,340 million for our Biopharmaceutical segment and $2,777 million for our Diversified segment.

As of the acquisition date, the fair value of accounts receivable approximated book value acquired. The gross contractual amount receivable was $4.2 billion, of which $140 million was not expected to be collected.

As part of the acquisition, we acquired liabilities for environmental, legal and tax matters, as well as guarantees and indemnifications that Wyeth incurred in the ordinary course of business. These matters can include contingencies. Except as specifically excluded by the relevant accounting standard, contingencies are required to be measured at fair value as of the acquisition date, if the acquisition-date fair value of the asset or liability arising from a contingency can be determined. If the acquisition-date fair value of the asset or liability cannot be determined, the asset or liability would be recognized at the acquisition date if both of the following criteria were met: (i) it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (ii) the amount of the asset or liability can be reasonably estimated.

- *Environmental Matters*—In the ordinary course of business, Wyeth incurred liabilities for environmental matters such as remediation work, asset retirement obligations and environmental guarantees and indemnifications. Virtually all liabilities for environmental matters, including contingencies, were measured at fair value and approximated $570 million as of the acquisition date.

- *Legal Matters*—Wyeth was involved in various legal proceedings, including product liability, patent, commercial, environmental, antitrust matters and government investigations, of a nature considered normal to its business (see *Note 19. Legal Proceedings and Contingencies*). Due to the uncertainty of the variables and assumptions involved in assessing the possible outcomes of events related to these items, an estimate of fair value was not determinable. As such, these contingencies were measured under the same "probable and estimable" standard previously used by Wyeth. Liabilities for legal contingencies approximated $1.3 billion as of the acquisition date, which included the recording of additional adjustments of approximately $260 million for legal matters that we intended to resolve in a manner different from what Wyeth had planned or intended.

- *Tax Matters*—In the ordinary course of business, Wyeth incurred liabilities for income taxes. Income taxes are exceptions to both the recognition and fair value measurement principles associated with the accounting for business combinations. Reserves for income tax contingencies continue to be measured under the benefit recognition model as previously used by Wyeth (see *Note 1P. Significant Accounting Policies: Deferred Tax Assets and Income Tax Contingencies*). Net liabilities for income taxes approximated $23.7 billion as of the acquisition date, which included $1.8 billion for uncertain tax positions (not including $300 million of accrued interest). The net tax liability included the recording of additional adjustments of approximately $14.4 billion for the tax impact of fair value adjustments and $10.5 billion for income tax matters that we intended to resolve in a manner different from what Wyeth had planned or intended. For example, because we planned to repatriate certain overseas funds, we provided deferred taxes on Wyeth's unremitted earnings, as well as on certain book/tax basis differentials related to investments in certain foreign subsidiaries for which no taxes had been previously provided by Wyeth as it was Wyeth's intention to permanently reinvest those earnings and investments.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the acquisition of Wyeth includes the following:

- the expected synergies and other benefits that we believe will result from combining the operations of Wyeth with the operations of Pfizer;
- any intangible assets that do not qualify for separate recognition, as well as future, as yet unidentified projects and products, and
- the value of the going-concern element of Wyeth's existing businesses (the higher rate of return on the assembled collection of net assets versus if Pfizer had acquired all of the net assets separately).

Goodwill is not amortized and is not deductible for tax purposes (see *Note 12. Goodwill and Other Intangible Assets* for additional information).

D. Actual and Pro Forma Impact of Acquisition

The following table presents information for Wyeth that is included in Pfizer's consolidated statements of income from the acquisition date, October 15, 2009, through Pfizer's domestic and international year-ends in 2009:

(MILLIONS OF DOLLARS)	WYETH'S OPERATIONS INCLUDED IN PFIZER's 2009 RESULTS
Revenues	**$ 3,303**
Loss from continuing operations attributable to Pfizer Inc. common shareholders[(a)]	**(2,191)**

[(a)] Includes purchase accounting adjustments related to the fair value adjustments for acquisition-date inventory that has been sold ($904 million pre-tax), amortization of identifiable intangible assets acquired from Wyeth ($512 million pre-tax), and restructuring charges and additional depreciation—asset restructuring ($2.1 billion pre-tax).

The following table presents supplemental pro forma information as if the acquisition of Wyeth had occurred on January 1, 2009 for the year ended December 31, 2009 and January 1, 2008 for the year ended December 31, 2008:

	UNAUDITED PRO FORMA CONSOLIDATED RESULTS	
	YEAR ENDED DECEMBER 31,	
(MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)	**2009**	2008
Revenues	**$68,599**	$71,130
Income from continuing operations attributable to Pfizer Inc. common shareholders	**11,537**	8,917
Diluted earnings per common share attributable to Pfizer Inc. common shareholders	**1.43**	1.11

The unaudited pro forma consolidated results were prepared using the acquisition method of accounting and are based on the historical financial information of Pfizer and Wyeth, reflecting both in 2009 and 2008 Pfizer and Wyeth results of operations for a 12 month period. The historical financial information has been adjusted to give effect to the pro forma events that are: (i) directly attributable to the acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results. The unaudited pro forma consolidated results are not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition on January 1, 2009 and on January 1, 2008. In addition, the unaudited pro forma consolidated results do not purport to project the future results of operations of the combined company nor do they reflect the expected realization of any cost savings associated with the acquisition. The unaudited pro forma consolidated results reflect primarily the following pro forma pre-tax adjustments:

- Elimination of Wyeth's historical intangible asset amortization expense (approximately $88 million in the pre-acquisition period in 2009 and $79 million in 2008).
- Additional amortization expense (approximately $2.4 billion in 2009 and $2.9 billion in 2008) related to the fair value of identifiable intangible assets acquired.
- Additional depreciation expense (approximately $200 million in 2009 and $266 million in 2008) related to the fair value adjustment to property, plant and equipment acquired.
- Additional interest expense (approximately $316 million in 2009 and $1.2 billion in 2008) associated with the incremental debt we issued in 2009 to partially finance the acquisition and a reduction of interest income (approximately $320 million in 2009 and $857 million in 2008) associated with short-term investments under the assumption that a portion of these investments would have been used to partially fund the acquisition. In addition, a reduction in interest expense (approximately $129 million in 2009 and $163 million in 2008) related to the fair value adjustment of Wyeth debt.
- Elimination of $904 million incurred in 2009 related to the fair value adjustments to acquisition-date inventory that has been sold, which is considered non-recurring. There is no long-term continuing impact of the fair value adjustments to acquisition-date inventory, and, as such, the impact of those adjustments is not reflected in the unaudited pro forma operating results for 2009 and 2008.

- Elimination of $834 million of costs incurred in 2009, which are directly attributable to the acquisition, and which do not have a continuing impact on the combined company's operating results. Included in these costs are advisory, legal and regulatory costs incurred by both legacy Pfizer and legacy Wyeth and costs related to a bridge term loan credit agreement with certain financial institutions that has been terminated.

In addition, all of the above adjustments were adjusted for the applicable tax impact. The taxes associated with the fair value adjustments for acquired intangible assets, property, plant and equipment and legacy Wyeth debt, as well as the elimination of the impact of the fair value step-up of acquired inventory reflect the statutory tax rates in the various jurisdictions where the fair value adjustments occurred. The taxes associated with incremental debt to partially finance the acquisition reflect a 38.3% tax rate since the debt is an obligation of a U.S. entity and is taxed at the combined effective U.S. federal statutory and state rate. The taxes associated with the elimination of the costs directly attributable to the acquisition reflect a 28.4% effective tax rate since the costs were incurred in the U.S. and were either taxed at the combined effective U.S. federal statutory and state rate or not deductible for tax purposes depending on the type of expenditure.

3. Other Significant Transactions and Events

A. Tax Audit Settlements

During the fourth quarter of 2010, we reached a settlement with the U.S. Internal Revenue Service (IRS) related to issues we had appealed with respect to the audits of the Pfizer Inc. tax returns for the years 2002 through 2005, as well as the Pharmacia audit for the year 2003 through the date of merger with Pfizer (April 16, 2003). The IRS concluded its examination of the aforementioned tax years and issued a final Revenue Agent's Report (RAR). We agreed with all of the adjustments and computations contained in the RAR. As a result of settling these audit years, in the fourth quarter of 2010, we reduced our unrecognized tax benefits by approximately $1.4 billion and reversed the related interest accruals by approximately $600 million. During 2010, we also recognized $320 million in tax benefits and reversed the related interest accruals of $140 million resulting from the resolution of certain tax positions pertaining to prior years with various foreign tax authorities as well as from the expiration of the statute of limitations. The aforementioned amounts had been classified in *Other taxes payable*, and the corresponding tax benefit was recorded in *Provision for taxes on Income* (see *Note 7.Taxes on Income*). In the second quarter of 2008, we effectively settled certain issues common among multinational corporations with various foreign tax authorities primarily relating to tax years 2000 to 2005. As a result, we recognized $305 million in tax benefits in *Provision for taxes on income*.

B. Asset Impairment Charges

During 2010 we recorded the following intangible asset impairment charges in *Other deductions—net* (see *Note 6. Other (Income)/ Deductions—net*):

- We recorded $1.8 billion in 2010 related to intangible assets, including certain IPR&D and Brand intangible assets that were acquired as part of our acquisition of Wyeth. These impairment charges primarily resulted from our updated estimate of the fair value of these assets, which was based upon updated forecasts, compared with their assigned fair values as of the Wyeth acquisition date, October 15, 2009. Our updated forecasts of net cash flows for the impaired assets, reflect, among other things, the following: for IPR&D assets, the impact of changes to the development programs, the projected development and regulatory timeframes and the risk associated with these assets; for Brand assets, the current competitive environment and planned investment support; and, for Developed Technology Rights, an increased competitive environment.

- We recorded a charge of approximately $300 million in the fourth quarter of 2010 associated with our product Thelin, as a result of our decisions to voluntarily withdraw Thelin in regions where it is approved and to discontinue clinical studies worldwide.

Of these amounts, about $1.4 billion related to our Biopharmaceutical segment and about $700 million related to our Diversified segment.

Also, in the third quarter of 2010, we recorded a $212 million write-off of Wyeth-related inventory in *Cost of sales* related to unfinished inventory acquired from Wyeth that became unusable after the acquisition date (which included a purchase accounting fair value adjustment of $104 million).

In the fourth quarter of 2009, we recorded $417 million in asset impairment charges primarily associated with certain materials used in our research and development activities that were no longer considered recoverable. In the fourth quarter of 2008, we recorded $143 million in asset impairment charges related to certain equity investments and the exit of our Exubera product.

For additional information on our accounting policy for reviewing long-lived assets for impairment, see *Note 1L. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

C. Legal Matters

Asbestos Litigation Charge

We recorded additional charges of $701 million in the third quarter of 2010 and $620 million in the fourth quarter of 2010, for asbestos litigation related to our wholly owned subsidiary, Quigley Company, Inc. (see *Note 19. Legal Proceedings and Contingencies* for additional information).

Bextra and Certain Other Investigations
In January 2009, we entered into an agreement-in-principle with the U.S. Department of Justice (DOJ) to resolve previously reported investigations regarding past off-label promotional practices concerning Bextra, as well as certain other investigations. In connection with these actions, in the fourth quarter of 2008, we recorded a charge of $2.3 billion, pre-tax and after-tax, in *Other deductions—net* and such amount is included in *Other current liabilities* in 2008. In the third quarter of 2009, we reached final resolution of this matter and no additional charge was recorded. The entire $2.3 billion was paid in 2009. We recorded a tax benefit of $174 million in the third quarter of 2009 as such resolution resulted in the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of our tax position. In addition, in September 2009, we settled state civil consumer protection allegations related to our past promotional practices concerning Geodon and recorded a charge of $33 million.

Certain Product Litigation—Celebrex and Bextra
In October 2008, we reached agreements-in-principle to resolve the pending U.S. consumer fraud purported class action cases and more than 90% of the known U.S. personal injury claims involving Celebrex and Bextra, and we reached agreements to resolve substantially all of the claims of state attorneys general primarily relating to alleged Bextra promotional practices. In connection with these actions, in the third quarter of 2008, we recorded pre-tax charges of approximately:

- $745 million applicable to all known U.S. personal injury claims;
- $89 million applicable to the pending U.S. consumer fraud purported class action cases; and
- $60 million applicable to agreements to resolve civil claims brought by 33 states and the District of Columbia, primarily relating to alleged Bextra promotional practices. Under these agreements, we made a payment of $60 million to the states and have adopted compliance measures that complement policies and procedures previously established by us.

These litigation-related charges were recorded in 2008 in *Other deductions—net*. Virtually all of this amount was paid in 2009. During 2009, we recorded approximately $170 million in insurance recoveries in *Selling, informational and administrative expenses*.

We believe that the charges of approximately $745 million will be sufficient to resolve all U.S. personal injury claims that were known at the time of the agreement-in-principle, including those that had not been settled at the time. However, additional charges may have to be taken in the future in connection with certain pending claims and unknown claims relating to Celebrex.

D. Acquisitions

Acquisition of FoldRx Pharmaceuticals, Inc.
On October 6, 2010, we completed our acquisition of FoldRx Pharmaceuticals, Inc. (FoldRx), a privately-held drug discovery and clinical development company, whose portfolio includes clinical and preclinical programs for investigational compounds to treat diseases caused by protein misfolding. FoldRx's lead product candidate, tafamidis meglumine, is in registration in both the U.S. and the EU as a first-in-class oral therapy for the treatment of transthyretin amyloid polyneuropathy (ATTR-PN), a progressively fatal genetic neurodegenerative disease, for which liver transplant is the only treatment option currently available. The total consideration for the acquisition was approximately $400 million, which consisted of an upfront payment to FoldRx's shareholders of about $200 million and contingent consideration with an estimated acquisition-date fair value of about $200 million. The contingent consideration consists of up to $455 million in additional payments that are contingent upon the attainment of future regulatory and commercial milestones. In connection with this acquisition, we recorded an asset of approximately $500 million in *Identifiable intangible assets—in-process research and development*. The goodwill resulting from the acquisition was approximately $60 million.

The fair value of the contingent consideration of about $200 million at the acquisition date was estimated by utilizing a probability weighted income approach. We started with an estimate of the probability weighted potential cash payments by year, based on our expectation as to when the future regulatory and commercial milestones might be achieved, and then we discounted each of those projected payments to arrive as a present value amount. Subsequent to the acquisition date, we remeasure the contingent consideration liability at current fair value at every reporting period with changes recorded in *Other deductions—net* in our consolidated statements of income.

Other Acquisitions
We completed the following additional acquisitions during the year ended December 31, 2008:

- In the fourth quarter of 2008, we completed the acquisition of a number of animal health product lines from Schering-Plough Corporation (Schering-Plough) for approximately $170 million.
- In the second quarter of 2008, we acquired Encysive Pharmaceuticals Inc. (Encysive), a biopharmaceutical company whose main product was Thelin (see *Note 3B. Asset Impairment Charges*), through a tender offer, for approximately $200 million, including transaction costs. In addition, in the second quarter of 2008, we acquired Serenex, Inc. (Serenex), a privately held biotechnology company. In connection with these acquisitions, we recorded approximately $170 million in *Acquisition-related in-process research and development charges* and approximately $450 million in intangible assets.
- In the first quarter of 2008, we acquired CovX, a privately held biotherapeutics company, and we acquired all the outstanding shares of Coley Pharmaceutical Group, Inc. (Coley), a biopharmaceutical company. In connection with these and two smaller acquisitions related to Animal Health, we recorded approximately $440 million in *Acquisition-related in-process research and development charges* in 2008. In 2010, we recorded $125 million and in 2009 we recorded $68 million in *Acquisition-related in-process research and development charges* related to the resolution of certain contingencies and achievement of milestones associated with CovX.

E. Equity-Method Investments

Investment in Laboratório Teuto Brasileiro, an Equity-Method Investment

In the fourth quarter of 2010, we consummated our partnership to develop and commercialize generic medicines with Laboratório Teuto Brasileiro S.A. (Teuto) a leading generics company in Brazil. As part of the transaction, we acquired a 40 percent equity stake in Teuto, and entered into a series of commercial agreements. The partnership is expected to enhance our position in Brazil, a key emerging market, by providing access to Teuto's portfolio of products. Through this partnership, we expect to also have access to significant distribution networks in rural and suburban areas in Brazil and the opportunity to register and commercialize Teuto's products in various markets outside of Brazil. Under the terms of our purchase agreement with Teuto, we made an upfront payment at the closing of approximately $230 million (subject to certain post-closing adjustments). In addition, Teuto will be eligible to receive a performance-based milestone payment from us in 2012 of up to approximately $200 million. We have an option to acquire the remaining 60 percent of Teuto's shares beginning in 2014, and Teuto's shareholders have an option to sell their 60 percent stake to us beginning in 2015.

We are accounting for our interest in Teuto as an equity method investment due to the significant influence we have over the operations of Teuto through our board representation, minority veto rights and 40% voting interest. Our investment in Teuto is reported as a private equity investment in *Long-term investments and loans* in our consolidated balance sheet as of December 31, 2010. Our share of Teuto's income and expenses is recorded in *Other deductions—net.*

Formation of ViiV, an Equity-Method Investment

In the fourth quarter of 2009, we and GlaxoSmithKline plc (GSK) created a new company, ViiV Healthcare Limited (ViiV), which is focused solely on research, development and commercialization of human immunodeficiency virus (HIV) medicines. Under the agreement, we and GSK have contributed certain existing HIV-related products, pipeline assets and research assets to ViiV and will perform R&D and manufacturing services. The R&D Services Agreement provides that we will perform R&D services for pipeline and marketed products contributed by us and that such services be billed at our internal cost plus a profit margin. After two and a half years, either party may terminate this agreement with six months' notice. The Contract Manufacturing Agreement provides that we will manufacture and supply products to ViiV for four years at a price that incorporates a profit margin. Prior to the agreed termination date, ViiV may terminate this agreement at any time with approximately one-year's notice. Further, Pfizer and GSK have entered into a 3-year Research Alliance Agreement with ViiV under which each party, at its sole discretion, may conduct research programs in order to achieve Proof of Concept for an HIV Therapy Compound. ViiV will have a right of first negotiation on compounds that reach Proof of Concept.

We recognized a gain of approximately $482 million in connection with the formation, which was recorded in *Other deductions—net* in the fourth quarter of 2009. Since we currently hold a 15% equity interest in ViiV, we have an indirect retained interest in the contributed assets; as such, 15% of the gain, or $72 million, is the portion of the gain associated with that indirect retained interest. In valuing our investment in ViiV (which includes the indirect retained interest in the contributed assets), we used discounted cash flow techniques, utilizing an 11% discount rate and a terminal year growth factor of 3%.

We currently hold a 15% equity interest and GSK holds an 85% equity interest in ViiV. The equity interests will be adjusted in the event that specified sales and regulatory milestones are achieved. Our equity interest in ViiV could vary from 9% to 30.5%, and GSK's equity interest could vary from 69.5% to 91%, depending upon the milestones achieved with respect to the original assets contributed to ViiV by us and by GSK. Each company also may be entitled to preferential dividend payments to the extent that specific sales thresholds are met in respect of the marketed products and pipeline assets originally contributed.

We are accounting for our interest in ViiV as an equity method investment due to the significant influence we have over the operations of ViiV through our board representation and minority veto rights. Our investment in ViiV is reported as a private equity investment in *Long-term investments and loans* in our consolidated balance sheets as of December 31, 2010 and 2009. Our share of ViiV's income and expenses is recorded in *Other deductions—net.*

F. Adjustment of Prior Years' Liabilities for Product Returns

Revenues in 2008 include a reduction recorded in the third quarter of 2008 of $217 million, pre-tax, to adjust our prior years' liabilities for product returns. After a detailed review in 2008 of our returns experience, we determined that our previous accounting methodology for product returns needed to be revised as the lag time between product sale and return was longer than we previously had assumed. Although fully recorded in 2008, virtually all of the adjustment relates back several years.

4. Cost-Reduction Initiatives and Acquisition-Related Costs

We have incurred significant costs in connection with our cost-reduction initiatives (several programs initiated since 2005) and our acquisition of Wyeth on October 15, 2009.

Since the acquisition of Wyeth, our cost-reduction initiatives that were announced on January 26, 2009 have been incorporated into a comprehensive plan to integrate Wyeth's operations, generate cost savings and capture synergies across the combined company. We are focusing our efforts on achieving an appropriate cost structure for the combined company.

We incurred the following costs in connection with our cost-reduction initiatives and the acquisition of Wyeth:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2010**	2009	2008
Transaction costs[a]	**$ 23**	$ 768	$ —
Integration costs[b]	**1,004**	569	49
Restructuring charges[c]			
Employee termination costs	**1,125**	2,571	2,004
Asset impairments	**870**	159	543
Other	**192**	270	79
Restructuring charges and certain acquisition-related costs	**$3,214**	$4,337	$2,675
Additional depreciation—asset restructuring, recorded in our Consolidated Statements of Income as follows[d]:			
Cost of Sales	**$ 526**	$ 133	$ 596
Selling, informational and administrative expenses	**227**	53	19
Research and development expenses	**34**	55	171
Total additional depreciation—asset restructuring	**787**	241	786
Implementation costs[e]	**—**	250	819
Total	**$4,001**	$4,828	$4,280

[a] Transaction costs represent external costs directly related to our acquisition of Wyeth and primarily include expenditures for banking, legal, accounting and other similar services. Substantially all of the costs incurred in 2009 were fees related to a $22.5 billion bridge term loan credit agreement entered into with certain financial institutions on March 12, 2009 to partially fund our acquisition of Wyeth. The bridge term loan credit agreement was terminated in June 2009 as a result of our issuance of approximately $24.0 billion of senior unsecured notes in the first half of 2009.

[b] Integration costs represent external, incremental costs directly related to integrating acquired businesses and primarily include expenditures for consulting and systems integration.

[c] Restructuring charges in 2010 are related to the integration of Wyeth. From the beginning of our cost-reduction and transformation initiatives in 2005 through December 31, 2010, *Employee termination costs* represent the expected reduction of the workforce by approximately 49,000 employees, mainly in manufacturing, sales and research, of which approximately 36,400 employees have been terminated as of December 31, 2010. *Employee termination costs* are generally recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits, many of which may be paid out during periods after termination. *Asset impairments* primarily include charges to write down property, plant and equipment to fair value. *Other* primarily includes costs to exit certain assets and activities. Substantially all of these restructuring charges are associated with our Biopharmaceutical segment.

[d] Additional depreciation—asset restructuring represents the impact of changes in the estimated useful lives of assets involved in restructuring actions.

[e] Implementation costs for the years ended December 31, 2009 and 2008, represent external, incremental costs directly related to implementing cost-reduction initiatives prior to our acquisition of Wyeth, and primarily include expenditures related to system and process standardization and the expansion of shared services. For the year ended December 31, 2009, implementation costs are included in *Cost of sales* ($42 million*), Selling, informational and administrative expenses* ($166 million), *Research and development expenses* ($36 million) and *Other deductions—net* ($6 million). For the year ended December 31, 2008, implementation costs are included in *Cost of sales* ($149 million), *Selling, informational and administrative expenses* ($394 million), *Research and development expenses* ($262 million) and *Other deductions—net* ($14 million).

The components of restructuring charges associated with all of our cost-reduction initiatives and the acquisition of Wyeth follow:

(MILLIONS OF DOLLARS)	COSTS INCURRED **2005-2010**	ACTIVITY THROUGH DECEMBER 31, **2010**[a]	ACCRUAL AS OF DECEMBER 31, **2010**[b]
Employee termination costs	**$ 8,846**	**$6,688**	**$2,158**
Asset impairments	**2,322**	**2,322**	**—**
Other	**902**	**801**	**101**
Total	**$12,070**	**$9,811**	**$2,259**

[a] Includes adjustments for foreign currency translation.

[b] Included in *Other current liabilities* ($1.6 billion) and *Other noncurrent liabilities* ($652 million).

5. Collaborative Arrangements

In the normal course of business, we enter into collaborative arrangements with respect to in-line medicines, as well as medicines in development that require completion of research and regulatory approval. Collaborative arrangements are contractual agreements with third parties that involve a joint operating activity, typically a research and/or commercialization effort, where both we and our partner are active participants in the activity and are exposed to the significant risks and rewards of the activity. Our rights and obligations under our collaborative arrangements vary. For example, we have agreements to co-promote pharmaceutical products discovered by us or other companies, and we have agreements where we partner to co-develop and/or participate together in commercializing, marketing, promoting, manufacturing and/or distributing a drug product.

The amounts and classifications in our consolidated statements of income of payments (income/(expense)) between us and our collaboration partners follow:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2010	2009	2008
Revenues—Revenues[(a)]	$ 568	$ 593	$ 488
Revenues—Alliance revenues[(b)]	4,084	2,925	2,251
Total revenues from collaborative arrangements	4,652	3,518	2,739
Cost of sales[(c)]	(109)	(166)	(147)
Selling, informational and administrative expenses[(d)]	(131)	10	75
Research and development expenses[(e)]	(316)	(361)	(476)
Other deductions—net	37	37	—

(a) Represents sales to our partners of products manufactured by us.
(b) Substantially all relate to amounts earned from our partners under co-promotion agreements.
(c) Primarily relates to royalties earned by our partners and cost of sales associated with inventory purchased from our partners.
(d) Represents net reimbursements from our partners/(to our partners) for selling, informational and administrative expenses incurred.
(e) Primarily related to net reimbursements, as well as upfront payments and milestone payments earned by our partners. The upfront and milestone payments were as follows: $147 million in 2010, $150 million in 2009 and $300 million in 2008.

The amounts disclosed in the above table do not include transactions with third parties other than our collaboration partners, or other costs associated with the products under the collaborative arrangements.

6. Other (Income)/Deductions—Net

The following table sets forth details related to amounts recorded in *Other deductions—net*:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2010	2009	2008
Interest income	$ (402)	$ (746)	$(1,288)
Interest expense	1,799	1,233	516
Net interest expense/(income)[(a)]	1,397	487	(772)
Royalty-related income[(b)]	(579)	(243)	(673)
Net gain on asset disposals[(c)]	(262)	(188)	(14)
Legal matters, net[(d)]	1,737	234	3,300
Gain related to ViiV[(e)]	—	(482)	—
Certain asset impairment charges[(f)]	2,175	417	143
Other, net	(130)	67	48
Other deductions—net	$4,338	$ 292	$ 2,032

(a) Interest expense increased in 2010 due to our issuance of $13.5 billion of senior unsecured notes on March 24, 2009 and approximately $10.5 billion of senior unsecured notes on June 3, 2009, primarily related to the acquisition of Wyeth, as well as the addition of legacy Wyeth debt. Interest income decreased in 2010 due to lower interest rates, coupled with lower average cash balances. Net interest expense was $487 million in 2009 compared to net interest income of $772 million in 2008. Interest expense increased in 2009 due to the issuance of the senior unsecured notes discussed above, of which virtually all of the proceeds were used to partially finance the Wyeth acquisition (see *Note 2. Acquisition of Wyeth*). Interest income decreased in 2009 due to lower interest rates, partially offset by higher average cash balances. Capitalized interest expense totaled $36 million in 2010, $34 million in 2009 and $46 million in 2008.
(b) In 2008, includes $425 million related to the sale of certain royalty rights.
(c) In 2010 and 2009, primarily represents gains on sales of certain investments and businesses. Net gains also include realized gains and losses on sales of available-for-sale securities: in 2010, 2009 and 2008, gross realized gains were $153 million, $186 million and $20 million, respectively. Gross realized losses were $12 million in 2010, $43 million in 2009 and none in 2008. Proceeds from the sale of available-for-sale securities were $5.3 billion in 2010, $27.0 billion in 2009 and $2.2 billion in 2008.
(d) Legal matters, net in 2010 includes an additional $1.3 billion charge for asbestos litigation related to our wholly owned subsidiary, Quigley Company, Inc. In 2008, primarily includes charges of $2.3 billion related to the resolution of certain investigations concerning Bextra and various other products, and charges of $900 million related to our agreements and our agreements-in-principle to resolve certain litigation and claims involving our non-steroidal anti-inflammatory (NSAID) pain medicines (see *Note 3C. Other Significant Transactions and Events: Legal Matters)*.
(e) Represents a gain related to ViiV, an equity method investment, which is focused solely on research, development and commercialization of HIV medicines (see *Note 3E. Other Significant Transactions and Events: Equity Method Investments).*
(f) The asset impairment charges in 2010 are primarily related to (i) intangible assets acquired as part of our acquisition of Wyeth, including IPR&D assets, Brands and, to a lesser extent, Developed Technology Rights.; and (ii) an intangible asset associated with the legacy Pfizer product Thelin (see *Note 2. Acquisition of Wyeth* and *Note 3B. Other Significant Transactions and Events: Asset Impairment Charges*). The 2009 amounts

primarily represent asset impairment charges associated with certain materials used in our research and development activities that were no longer considered recoverable. The 2008 amounts primarily represent charges related to impairment of certain equity investments and the exit of our Exubera product.

7. Taxes on Income

A. Taxes on Income

Income from continuing operations before provision for taxes on income, and *income attributable to noncontrolling interests* consist of the following:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2010	2009	2008
United States	$ (2,477)	$ (3,632)	$ (1,760)
International	11,899	14,459	11,454
Total income from continuing operations before provision for taxes on income	$ 9,422	$10,827	$ 9,694

The decrease in domestic loss from continuing operations before taxes in 2010, compared to 2009, was due to revenues from legacy Wyeth products and a reduction in domestic restructuring charges partially offset by increased amortization charges primarily related to identifiable intangibles in connection with our acquisition of Wyeth and litigation charges primarily related to our wholly owned subsidiary Quigley Company, Inc. The decrease in international income from continuing operations before taxes in 2010, compared to 2009, was due primarily to an increase in international restructuring and amortization charges plus the non-recurrence of the gain in 2009 in connection with the formation of ViiV, partially offset by revenues from legacy Wyeth products.

The increase in domestic loss from continuing operations before taxes in 2009, compared to 2008, was due primarily to an increase in certain expenses incurred in connection with the Wyeth acquisition, which was partially offset by the non-recurrence of charges of $2.3 billion recorded in 2008 resulting from an agreement-in-principle with the DOJ to resolve the previously reported investigations regarding past off-label promotional practices concerning Bextra and certain other investigations, as well as other litigation-related charges recorded in 2008 of approximately $900 million associated with the resolution of certain litigation involving our NSAID pain medicines. The increase in international income from continuing operations before taxes in 2009, compared to 2008, was due primarily to the gain in connection with the formation of ViiV, the decrease in international restructuring charges and the non-recurrence of acquired IPR&D, partially offset by an increase in amortization expenses primarily related to identifiable intangibles incurred in connection with the Wyeth acquisition. For additional information on all of these matters, see *Note 3. Other Significant Transactions and Events.*

Provision for taxes on income consists of the following:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2010	2009	2008
United States:			
Current income taxes:			
Federal	$(2,774)	$ 10,169	$ 707
State and local	(313)	71	154
Deferred income taxes:			
Federal	2,033	(10,002)	106
State and local	(6)	(93)	(136)
Total U.S. tax (benefit)/provision[(a), (b), (c), (d)]	$(1,060)	$ 145	$ 831
International:			
Current income taxes	$ 2,258	$ 1,539	$ 2,115
Deferred income taxes	(74)	513	(1,301)
Total international tax provision	$ 2,184	$ 2,052	$ 814
Total provision for taxes on income[(e)]	$ 1,124	$ 2,197	$ 1,645

(a) The Federal current income tax benefit in 2010 is primarily due to the tax benefit recorded in connection with our settlement with the U.S. Internal Revenue Service. For a discussion of the settlement, see the "Tax Contingencies" section below.
(b) The Federal current income tax expense in 2009 was due to increased tax costs associated with certain business decisions executed to finance the Wyeth acquisition.
(c) The Federal deferred income tax expense in 2010 is primarily due to certain business decisions in connection with our acquisition of Wyeth.
(d) The Federal deferred income tax benefit in 2009 was due to a reduction of deferred tax liabilities recorded in connection with our acquisition of Wyeth.
(e) 2009 and 2010 excludes federal, state and international net tax liabilities assumed or established on the date of the acquisition of Wyeth (See *Note 2. Acquisition of Wyeth* for additional details) and $4 million in 2008 primarily related to the resolution of certain tax positions related to legacy Pharmacia Corporation (Pharmacia), which were debited or credited to *Goodwill,* as appropriate.

On December 17, 2010, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 extended the research and development tax credit from January 1, 2010, through December 31, 2011.

In the fourth-quarter of 2010, we recorded a tax benefit of approximately $1.4 billion related to an audit settlement with the U.S. Internal Revenue Service. The 2010 U.S. income tax was also favorably impacted by the reversal of approximately $600 million of accruals related to interest on these unrecognized tax benefits. 2010 U.S. income tax was negatively impacted by the write-off of approximately $270 million of deferred tax assets related to the Medicare Part D subsidy for retiree prescription drug coverage, resulting from changes in the U.S. healthcare legislation enacted in March 2010 concerning the tax treatment of that subsidy effective for tax years beginning after December 31, 2012. During 2010, we also recognized $320 million in international tax benefits for the resolution of certain tax positions pertaining to prior years with various foreign tax authorities, as well as from the expiration of the statute of limitations. The 2010 international provision was also favorably impacted by $140 million related to the reversal of accruals for interest on these unrecognized tax benefits (See "Tax Contingencies" below for additional information on audit settlements).

In the third-quarter of 2009, we recorded a tax benefit of $174 million related to the final resolution of an agreement-in-principle with the DOJ to settle investigations of past promotional practices concerning Bextra and certain other investigations. This resulted in the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of our tax position. In 2009 and 2008, we sold two of our biopharmaceutical companies, Vicuron Pharmaceuticals, Inc. (Vicuron) and Esperion Therapeutics, Inc. (Esperion), respectively. Both sales, for nominal consideration, resulted in a loss for tax purposes that reduced our U.S. tax expense by $556 million in 2009 and $426 million in 2008. These tax benefits are a result of the significant initial investment in these entities at the time of acquisition, primarily reported as an income statement charge for IPR&D at acquisition date. These tax benefits were offset by certain costs associated with the Wyeth acquisition that are not deductible. In 2008, we effectively settled certain issues common among multinational corporations with various foreign tax authorities relating to multiple prior years. As a result, in 2008 we recognized $305 million in tax benefits. 2008 also reflects the impact of the third-quarter 2008 provision for the proposed resolution of certain Bextra and Celebrex civil litigation and the impact of the fourth-quarter 2008 provision for the proposed resolution of certain investigations, which were either not deductible or deductible at lower tax rates.

Amounts reflected in the preceding tables are based on the location of the taxing authorities.

B. Tax Rate Reconciliation

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for income from continuing operations follows:

	YEAR ENDED DECEMBER 31,		
	2010	2009	2008
U.S. statutory income tax rate	**35.0%**	35.0%	35.0%
Earnings taxed at other than U.S. statutory rate	**2.5**	(9.3)	(20.2)
Resolution of certain tax positions	**(26.4)**	—	(3.1)
Sales of biopharmaceutical companies	**—**	(5.1)	(4.3)
U.S. healthcare legislation	**2.8**	—	—
U.S. research tax credit and manufacturing deduction	**(2.3)**	(1.3)	(1.2)
Legal settlements	**0.4**	(1.6)	9.0
Acquired IPR&D	**0.5**	0.2	2.1
Wyeth acquisition-related costs	**0.5**	2.4	—
All other—net	**(1.1)**	—	(0.3)
Effective tax rate for income from continuing operations	**11.9%**	20.3%	17.0%

For earnings taxed at other than the U.S. statutory rate, this rate impact reflects the fact that we operate manufacturing subsidiaries in Puerto Rico, Ireland and Singapore. We benefit from Puerto Rican incentive grants that expire between 2013 and 2029. Under the grants, we are partially exempt from income, property and municipal taxes. In Ireland, we benefited from an incentive tax rate effective through 2010 on income from manufacturing operations. In Singapore, we benefit from incentive tax rates effective through 2031 on income from manufacturing operations. The rate impact also reflects the jurisdictional location of earnings and the costs of certain repatriation decisions and uncertain tax positions. In 2008, the rate impact also reflects the realization of approximately $711 million (tax effect) in net operating losses.

For a discussion about the resolution of certain tax positions, see the "Tax Contingencies" section below. For a discussion about the sales of the biopharmaceutical companies, legal settlements, and Wyeth acquisition related costs and about the impact of U.S. healthcare legislation, see the "Taxes on Income" section above. The charges for acquired IPR&D in 2010, 2009 and 2008 are primarily not deductible.

C. Deferred Taxes

Deferred taxes arise as a result of basis differentials between financial statement accounting and tax amounts. The tax effect of the major items recorded as deferred tax assets and liabilities, shown before jurisdictional netting, as of December 31 is as follows:

	2010 DEFERRED TAX		2009 DEFERRED TAX	
(MILLIONS OF DOLLARS)	ASSETS	(LIABILITIES)	ASSETS	(LIABILITIES)
Prepaid/deferred items	$ 1,321	$ (112)	$ 1,330	$ (60)
Inventories	132	(59)	437	(859)
Intangibles	1,165	(17,104)	949	(19,802)
Property, plant and equipment	420	(2,146)	715	(2,014)
Employee benefits	4,479	(56)	4,786	(66)
Restructurings and other charges	1,359	(70)	884	(8)
Legal and product liability reserves	1,411	—	1,010	—
Net operating loss/credit carryforwards	4,575	—	4,658	—
Unremitted earnings	—	(9,524)	—	(7,057)
State and local tax adjustments	452	—	747	—
All other	607	(575)	744	(187)
Subtotal	15,921	(29,646)	16,260	(30,053)
Valuation allowance	(894)	—	(353)	—
Total deferred taxes	$15,027	$(29,646)	$15,907	$(30,053)
Net deferred tax liability		$(14,619)		$(14,146)

The net deferred tax liability is classified in our Consolidated Balance Sheets as follows:

	DEFERRED TAX ASSET/ (LIABILITY)	DEFERRED TAX ASSET/ (LIABILITY)
Current:		
Taxes and other current assets	$ 2,951	$ 2,591
Other current liabilities	(111)	(226)
Noncurrent:		
Taxes and other noncurrent assets	1,189	1,328
Noncurrent deferred tax liabilities	(18,648)	(17,839)
Net deferred tax liability	$(14,619)	$(14,146)

The increase in net deferred tax liability position in 2010, compared to 2009, was primarily due to an increase in noncurrent deferred tax liabilities on unremitted earnings, partially offset by an increase in current deferred tax assets established as a result of litigation charges incurred in connection with our wholly owned subsidiary Quigley Company, Inc. and a reduction in noncurrent deferred tax liabilities related to identifiable intangibles established in connection with our acquisition of Wyeth.

We have carryforwards, primarily related to foreign tax credit carryovers, net operating loss carryovers and capital loss carryforwards, which are available to reduce future U.S. federal and state, as well as international, income taxes payable with either an indefinite life or expiring at various times between 2011 and 2029. Certain of our U.S. net operating losses are subject to limitations under Internal Revenue Code Section 382.

Valuation allowances are provided when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax planning strategies.

As of December 31, 2010, we have not made a U.S. tax provision on approximately $48.2 billion of unremitted earnings of our international subsidiaries. As of December 31, 2010, these earnings are intended to be permanently reinvested overseas; as such, it is not practical to compute the estimated deferred tax liability on these permanently reinvested earnings.

D. Tax Contingencies

We are subject to income tax in many jurisdictions, and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. All of our tax positions are subject to audit by the local taxing authorities in each tax jurisdiction. These tax audits can involve complex issues, interpretations and judgments and the resolution of matters may span multiple years, particularly if subject to negotiation or litigation. As a result, our evaluation of tax contingencies can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions deemed reasonable by management. However, if our estimates and assumptions are not representative of actual outcomes, our results could be materially impacted. For a description of our accounting policies associated with accounting for income tax contingencies, see *Note 1P. Significant Accounting Policies: Deferred Tax Assets and Income Tax Contingencies* and *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

Because tax law is complex and often subject to varied interpretations, it is uncertain whether some of our tax positions will be sustained upon audit. As of December 31, 2010 and 2009, we had approximately $5.8 billion and $6.4 billion in net liabilities associated with uncertain tax positions, excluding associated interest.

- Tax assets associated with uncertain tax positions primarily represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction. As of December 31, 2010 and 2009, we had approximately $1.0 billion and $1.3 billion, respectively, in assets associated with uncertain tax positions recorded in *Taxes and other noncurrent assets.*

- Tax liabilities associated with uncertain tax positions represent unrecognized tax benefits, which arise when the estimated benefit recorded in our financial statements differs from the amounts taken or expected to be taken in a tax return because of the uncertainties described above. These unrecognized tax benefits relate primarily to issues common among multinational corporations. Substantially all of these unrecognized tax benefits, if recognized, would impact our effective income tax rate.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows:

(MILLIONS OF DOLLARS)	2010	2009
Balance, January 1	$(7,657)	$(5,372)
Acquisition of Wyeth	(49)	(1,785)
Increases based on tax positions taken during a prior period[a]	(513)	(79)
Decreases based on tax positions taken during a prior period[a], [b]	2,384	38
Decreases based on cash payments for a prior period	280	—
Increases based on tax positions taken during the current period[a]	(1,396)	(941)
Decreases based on tax positions taken during the current period	—	712
Impact of foreign exchange	104	(284)
Other, net[c]	88	54
Balance, December 31[d]	$(6,759)	$(7,657)

[a] Primarily included in *Provision for taxes on income.*
[b] Decreases are primarily a result of effectively settling certain issues with the U.S. and foreign tax authorities for a net benefit of $1.7 billion, reflecting the reversal of the related tax assets associated with the competent authority process and state and local taxes and are primarily included in *Provision for taxes on income.*
[c] Primarily includes decreases as a result of a lapse of applicable statutes of limitations.
[d] In 2010, included in Income taxes payable ($421 million), *Taxes and other current assets* ($279 million), *Taxes and other noncurrent assets* ($169 million), *Noncurrent deferred tax liabilities* ($369 million) and *Other taxes payable* ($5.5 billion). In 2009, included in *Income taxes payable* ($144 million), *Taxes and other current assets* ($78 million), *Noncurrent deferred tax liabilities* ($208 million) and *Other taxes payable* ($7.2 billion).

- Interest related to our unrecognized tax benefits is recorded in accordance with the laws of each jurisdiction and is recorded in *Provision for taxes on income* in our Consolidated Statements of Income. In 2010, we recorded net interest income of $545 million, primarily as a result of settling certain issues with the U.S. and various foreign tax authorities, which are discussed below. In 2009 and 2008, we recorded net interest expense of $191 million and $106 million. Gross accrued interest totaled $952 million as of December 31, 2010 and $1.9 billion as of December 31, 2009 (including $300 million recorded upon the acquisition of Wyeth). In 2010, these amounts were included in *Income taxes payable* ($112 million), *Taxes and other current assets* ($122 million) and *Other taxes payable* ($718 million). In 2009, these amounts were included in *Income taxes payable* ($90 million), *Taxes and other current assets* ($55 million) and *Other taxes payable* ($1.8 billion). Accrued penalties are not significant.

The United States is one of our major tax jurisdictions. During the fourth-quarter of 2010, we reached a settlement with the U.S. Internal Revenue Service (IRS) related to issues we had appealed with respect to the audits of the Pfizer Inc. tax returns for the years 2002 through 2005, as well as the Pharmacia audit for the year 2003 through the date of merger with Pfizer (April 16, 2003). The IRS concluded its examination of the aforementioned tax years and issued a final Revenue Agent's Report (RAR). The company has agreed with all of the adjustments and computations contained in the RAR. As a result of settling these audit years, in the fourth quarter of 2010, we reduced our unrecognized tax benefits by approximately $1.4 billion and recorded a corresponding tax benefit. The fourth-quarter and full-year 2010 effective tax rates were also favorably impacted by the reversal of $600 million of accruals related to interest on these unrecognized tax benefits. The 2006, 2007 and 2008 tax years currently are under audit. The 2009 and 2010 tax years are not yet under audit. All other tax years in the U.S. for Pfizer Inc. are closed under the statute of limitations. With respect to Wyeth, the years 2002 through 2005 currently are under IRS audit, and tax years 2006 through the Wyeth acquisition date (October 15, 2009) are not yet under audit.

In addition to the open audit years in the U.S., we have open audit years in other major tax jurisdictions, such as Canada (1998-2010), Japan (2006-2010), Europe (1997-2010, primarily reflecting Ireland, the United Kingdom, France, Italy, Spain and Germany) and Puerto Rico (2003-2010). During 2010, we also recognized $320 million in tax benefits resulting from the resolution of certain tax positions pertaining to prior years with various foreign tax authorities as well as from the expiration of the statute of limitations. The 2010 effective tax rate was also favorably impacted by $140 million related to the reversal of accruals for interest on these unrecognized tax benefits.

Any settlements or statute of limitations expirations would likely result in a significant decrease in our uncertain tax positions. We estimate that within the next 12 months, our gross unrecognized tax benefits, exclusive of interest, could decrease by as much as $750 million, as a result of settlements with taxing authorities or the expiration of the statute of limitations. Our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible change related to our uncertain tax positions, and such changes could be significant.

8. Other Comprehensive Income/(Loss)

Changes, net of tax, in *Accumulated other comprehensive (loss)/income* and the components of comprehensive income follow:

		NET UNREALIZED GAINS/(LOSSES)		BENEFIT PLANS		
(MILLIONS OF DOLLARS)	CURRENCY TRANSLATION ADJUSTMENT AND OTHER	DERIVATIVE FINANCIAL INSTRUMENTS	AVAILABLE FOR-SALE SECURITIES	ACTUARIAL GAINS/ (LOSSES)	PRIOR SERVICE (COSTS)/ CREDITS AND OTHER	ACCUMULATED OTHER COMPREHENSIVE (LOSS)/INCOME
Balance, January 1, 2008	$ 3,872	$ (32)	$ 54	$(1,567)	$ (28)	$ 2,299
Other comprehensive income/(loss)—Pfizer Inc.[a]:						
Foreign currency translation adjustments	(5,898)	—	—	—	—	(5,898)
Unrealized holding gains/(losses)	—	69	(193)	—	—	(124)
Reclassification adjustments to income[b]	(2)	—	(20)	—	—	(22)
Actuarial gains/(losses) and other benefit plan items	—	—	—	(3,098)	22	(3,076)
Amortization of actuarial losses and other benefit plan items	—	—	—	130	3	133
Curtailments and settlements—net	—	—	—	280	3	283
Other	10	—	—	129	35	174
Income taxes	629	(9)	73	994	(25)	1,662
						(6,868)
Balance, December 31, 2008	(1,389)	28	(86)	(3,132)	10	(4,569)
Other comprehensive income/(loss)—Pfizer Inc.[a]:						
Foreign currency translation adjustments	4,978	—	—	—	—	4,978
Unrealized holding gains	—	291	576	—	—	867
Reclassification adjustments to income[b]	5	(299)	(143)	—	—	(437)
Actuarial gains/(losses) and other benefit plan items	—	—	—	(701)	154	(547)
Amortization of actuarial losses and other benefit plan items	—	—	—	291	(6)	285
Curtailments and settlements—net	—	—	—	390	(5)	385
Other	2	—	—	(192)	(3)	(193)
Income taxes	(46)	(14)	(78)	(23)	(56)	(217)
						5,121
Balance, December 31, 2009	3,550	6	269	(3,367)	94	552
Other comprehensive income/(loss)—Pfizer Inc.[a]:						
Foreign currency translation adjustments	(3,544)	—	—	—	—	(3,544)
Unrealized holding gains/(losses)	—	(1,043)	7	—	—	(1,036)
Reclassification adjustments to income[b]	(7)	702	(141)	—	—	554
Actuarial gains/(losses) and other benefit plan items	—	—	—	(1,428)	550	(878)
Amortization of actuarial losses and other benefit plan items	—	—	—	262	(43)	219
Curtailments and settlements—net	—	—	—	266	(49)	217
Other	5	—	—	90	6	101
Income taxes	165	127	22	230	(169)	375
						(3,992)
Balance, December 31, 2010	**$ 169**	**$ (208)**	**$ 157**	**$(3,947)**	**$ 389**	**$(3,440)**

[a] Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests of $4 million in 2010, $5 million in 2009 and $35 million in 2008.
[b] The currency translation adjustments reclassified to income resulted from the sale of businesses.

Income taxes are not provided for foreign currency translation relating to permanent investments in international subsidiaries.

As of December 31, 2010, we estimate that we will reclassify into 2011 income the following pre-tax amounts currently held in *Accumulated other comprehensive (loss)/income*: $7 million of the unrealized holding gains on derivative financial instruments; $280 million of actuarial losses related to benefit plan obligations and plan assets and other benefit plan items; and $72 million of prior service credits related primarily to benefit plan amendments.

9. Financial Instruments

A. Selected Financial Assets and Liabilities

Information about certain of our financial assets and liabilities follows:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	2010	2009
Selected financial assets measured at fair value on a recurring basis[a]:		
Trading securities[b]	$ 173	$ 184
Available-for-sale debt securities[c]	32,699	32,338
Available-for-sale money market funds[d]	1,217	2,569
Available-for-sale equity securities, excluding money market funds[c]	230	281
Derivative financial instruments in receivable positions[e]:		
Interest rate swaps	603	276
Foreign currency forward-exchange contracts	494	502
Foreign currency swaps	128	798
Total	35,544	36,948
Other selected financial assets[f]:		
Held-to-maturity debt securities, carried at amortized cost[c]	1,178	812
Private equity securities, carried at cost or equity method[g]	1,135	811
Short-term loans, carried at cost[h]	467	1,195
Long-term loans, carried at cost[h]	299	784
Total	3,079	3,602
Total selected financial assets[i]	**$38,623**	**$40,550**
Financial liabilities measured at fair value on a recurring basis[a]:		
Derivative financial instruments in a liability position[j]:		
Foreign currency swaps	$ 623	$ 528
Foreign currency forward-exchange contracts	257	237
Interest rate swaps	4	25
Total	884	790
Other financial liabilities[k]:		
Short-term borrowings, carried at historical proceeds, as adjusted[f], [l]	5,623	5,469
Long-term debt, carried at historical proceeds, as adjusted[m], [n]	38,410	43,193
Total	44,033	48,662
Total selected financial liabilities	**$44,917**	**$49,452**

[a] Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 means the use of unobservable inputs. All of our financial assets and liabilities measured at fair value on a recurring basis use Level 2 inputs in the calculation of fair value, except that included in available-for-sale equity securities, excluding money market funds, are $105 million as of December 31, 2010 and $77 million as of December 31, 2009 of investments that use Level 1 inputs in the calculation of fair value. None of our financial assets and liabilities measured at fair value on a recurring basis are valued using Level 3 inputs at December 31, 2010 or 2009.

[b] Trading securities are held in trust for legacy business acquisition severance benefits.

[c] Gross unrealized gains and losses are not significant.

[d] Includes approximately $625 million as of December 31, 2010 and approximately $1.2 billion as of December 31, 2009 of money market funds held in escrow to secure certain of Wyeth's payment obligations under its 1999 Nationwide Class Action Settlement Agreement, which relates to litigation against Wyeth concerning its former weight-loss products, Redux and Pondimin (see *Note 9G. Financial Instruments: Guarantee*).

[e] Designated as hedging instruments, except for certain foreign currency contracts used as offsets; namely, foreign currency forward-exchange contracts with fair values of $326 million and foreign currency swaps with fair values of $17 million at December 31, 2010; and foreign currency swaps with fair values of $106 million and foreign currency forward-exchange contracts with fair values of $100 million at December 31, 2009.

[f] The differences between the estimated fair values and carrying values of our financial assets and liabilities not measured at fair value on a recurring basis were not significant as of December 31, 2010 or December 31, 2009.

[g] Our private equity securities represent investments in the life sciences sector.

[h] Our short-term and long-term loans are due from companies with highly rated securities (Standard & Poor's (S&P) ratings of mostly AA or better).

[i] The decrease in selected financial assets is primarily due to the use of proceeds of short-term investments for repayment of short-term borrowings and for tax payments made in the first quarter of 2010, primarily associated with certain business decisions executed to finance the Wyeth acquisition, partially offset by cash flows from operations.

[j] Designated as hedging instruments, except for certain foreign currency contracts used as offsets; namely, foreign currency forward-exchange contracts with fair values of $186 million and foreign currency swaps with fair values of $93 million at December 31, 2010; and foreign currency forward-exchange contracts with fair values of $122 million and foreign currency swaps with fair values of $3 million at December 31, 2009.

[k] The carrying amounts may include adjustments for discount or premium amortization or for the effect of interest rate swaps designated as hedges.

[l] Includes foreign currency borrowings with fair values of $2.0 billion at December 31, 2010 and $1.1 billion at December 31, 2009, which are used as hedging instruments.

[m] Includes foreign currency debt with fair values of $880 million at December 31, 2010 and $2.1 billion at December 31, 2009, which are used as hedging instruments.

[n] The fair value of our long-term debt is $42.3 billion at December 31, 2010 and $46.2 billion at December 31, 2009.

The following methods and assumptions were used to estimate the fair value of our financial assets and liabilities:

- Trading equity securities—quoted market prices.
- Trading debt securities—observable market interest rates.
- Available-for-sale debt securities—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data and credit-adjusted interest rate yield curves.
- Available-for-sale money market funds—observable Net Asset Value prices.
- Available-for-sale equity securities, excluding money market funds—third-party pricing services that principally use a composite of observable prices.
- Derivative financial instruments (assets and liabilities)—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data. Where applicable, these models discount future cash flow amounts using market-based observable inputs, including interest rate yield curves, and forward and spot prices for currencies. The credit risk impact to our derivative financial instruments was not significant.
- Held-to-maturity debt securities—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data and credit-adjusted interest rate yield curves.
- Private equity securities, excluding equity-method investments—application of the implied volatility associated with an observable biotech index to the carrying amount of our portfolio and, to a lesser extent, performance multiples of comparable securities adjusted for company-specific information.
- Short-term and long-term loans—third-party model that discounts future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
- Short-term borrowings and long-term debt—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data and our own credit rating.

In addition, we have long-term receivables where the determination of fair value employs discounted future cash flows, using current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

A single estimate of fair value for these financial instruments relies heavily on estimates and assumptions (see *Note 1C. Significant Accounting Polices: Estimates and Assumptions*).

These selected financial assets and liabilities are presented in our Consolidated Balance Sheets as follows:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	**2010**	2009
Assets		
Cash and cash equivalents	**$ 906**	$ 666
Short-term investments	**26,277**	23,991
Short-term loans	**467**	1,195
Long-term investments and loans	**9,748**	13,122
Taxes and other current assets[a]	**515**	526
Taxes and other noncurrent assets[b]	**710**	1,050
Total	**$38,623**	$40,550
Liabilities		
Short-term borrowings, including current portion of long-term debt	**$ 5,623**	$ 5,469
Other current liabilities[c]	**339**	369
Long-term debt	**38,410**	43,193
Other noncurrent liabilities[d]	**545**	421
Total	**$44,917**	$49,452

[a] As of December 31, 2010, derivative instruments at fair value include foreign currency forward-exchange contracts ($494 million) and foreign currency swaps ($21 million) and, as of December 31, 2009, include foreign currency forward-exchange contracts ($503 million) and foreign currency swaps ($23 million).
[b] As of December 31, 2010, derivative instruments at fair value include interest rate swaps ($603 million) and foreign currency swaps ($107 million) and, as of December 31, 2009, include foreign currency swaps ($774 million) and interest rate swaps ($276 million).
[c] At December 31, 2010, derivative instruments at fair value include foreign currency forward-exchange contracts ($257 million), foreign currency swaps ($79 million) and interest rate swaps ($3 million) and, as of December 31, 2009, include foreign currency forward-exchange contracts ($237 million) and foreign currency swaps ($132 million).
[d] At December 31, 2010, derivative instruments at fair value include foreign currency swaps ($544 million) and interest rate swaps ($1 million) and, as of December 31, 2009, include foreign currency swaps ($396 million) and interest rate swaps ($25 million).

There were no significant impairments of financial assets recognized in 2010, 2009 or 2008.

B. Investments in Debt and Equity Securities

The contractual maturities of the available-for-sale and held-to-maturity debt securities as of December 31, 2010, follow:

	YEARS		
(MILLIONS OF DOLLARS)	WITHIN 1	OVER 1 TO 5	TOTAL AS OF DECEMBER 31, 2010
Available-for-sale debt securities:			
Western European and other government debt	$17,702	$1,754	$19,456
Corporate debt[(a)]	1,551	2,180	3,731
Supranational debt	2,930	350	3,280
Western European and other government agency debt	2,299	88	2,387
Federal Home Loan Mortgage Corporation and Federal National Mortgage Association asset-backed securities	—	2,345	2,345
Reverse repurchase agreements[(b)]	900	—	900
U.S. government Federal Deposit Insurance Corporation guaranteed debt	—	536	536
Other asset-backed securities	10	31	41
Certificates of deposit	23	—	23
Held-to-maturity debt securities:			
Certificates of deposit and other	1,172	6	1,178
Total debt securities	$26,587	$7,290	$33,877
Trading securities			173
Available-for-sale money market funds[(c)]			1,217
Available-for-sale equity securities, excluding money market funds			230
Total			$35,497

(a) Largely issued by above-investment-grade institutions in the financial services sector.
(b) Very short-term agreements involving U.S. government securities.
(c) Consisting of securities issued by the U.S. government and its agencies or instrumentalities and reverse repurchase agreements involving the same investments held.

C. Short-Term Borrowings

Short-term borrowings include amounts for commercial paper of $1.2 billion as of December 31, 2010, and $3.9 billion as of December 31, 2009. The weighted-average effective interest rate on short-term borrowings outstanding was 2.8% as of December 31, 2010, and 0.7% as of December 31, 2009.

As of December 31, 2010, we had access to $9.0 billion of lines of credit, of which $1.9 billion expire within one year. Of these lines of credit, $8.4 billion are unused, of which our lenders have committed to loan us $7.0 billion at our request. Also, $7.0 billion of our unused lines of credit, all of which expire in 2013, may be used to support our commercial paper borrowings.

D. Long-Term Debt

Information about our long-term debt follows:

(MILLIONS OF DOLLARS)	MATURITY DATE	AS OF DECEMBER 31, 2010	2009
Senior unsecured notes:			
4.45%[a]	March 2012	$ 3,543	$ 3,510
6.20%[a]	March 2019	3,247	3,247
5.35%[a]	March 2015	3,000	2,997
4.75% euro[b]	June 2016	2,665	2,867
5.75% euro[b]	June 2021	2,662	2,865
7.20%[a]	March 2039	2,564	2,455
3.625% euro[b]	June 2013	2,466	2,653
6.50% U.K. pound[b]	June 2038	2,306	2,408
5.95%	April 2037	2,089	2,091
5.50%	February 2014	1,921	1,912
5.50%	March 2013	1,608	1,617
4.55% euro	May 2017	1,322	1,391
4.75% euro	December 2014	1,302	1,385
5.50%	February 2016	1,074	1,087
6.95%	March 2011	—	1,570
Floating rate notes at the three-month London Interbank Offering Rate (LIBOR), plus 1.95%	March 2011	—	1,250
Notes and other debt with a weighted-average interest rate of 5.26%[c]	2011–2018	2,342	2,355
Notes and other debt with a weighted-average interest rate of 6.51%[d]	2021–2036	3,464	3,488
Foreign currency notes and other foreign currency debt with a weighted- average interest rate of 2.50%[e]	2014–2016	835	2,045
Total long-term debt		$38,410	$43,193
Current portion not included above		$ 3,502	$ 27

[a] Instrument is callable by us at any time at the greater of 100% of the principal amount or the sum of the present values of the remaining scheduled payments of principal and interest discounted at the U.S. Treasury rate plus 0.50% plus, in each case, accrued and unpaid interest.
[b] Instrument is callable by us at any time at the greater of 100% of the principal amount or the sum of the present values of the remaining scheduled payments of principal and interest discounted at a comparable government bond rate plus 0.20% plus accrued and unpaid interest.
[c] Contains debt issuances with a weighted-average maturity of approximately 6 years.
[d] Contains debt issuances with a weighted-average maturity of approximately 19 years.
[e] Contains debt issuances with a weighted-average maturity of approximately 5 years.

Long-term debt outstanding as of December 31, 2010 matures in the following years:

(MILLIONS OF DOLLARS)	2012	2013	2014	2015	AFTER 2015
Maturities	$3,554	$4,081	$4,066	$3,006	$23,703

In March 2007, we filed a securities registration statement with the SEC. The registration statement was filed under the automatic shelf registration process available to "well-known seasoned issuers" and expired in March 2010. On March 24, 2009, in order to partially finance our acquisition of Wyeth, we issued $13.5 billion of senior unsecured notes under this registration statement. On June 3, 2009, also in order to partially finance our acquisition of Wyeth, we issued approximately $10.5 billion of senior unsecured notes in a private placement pursuant to Regulation S under the Securities Act of 1933, as amended (Securities Act of 1933). The notes issued on June 3, 2009 have not been and will not be registered under the Securities Act of 1933 and, subject to certain exceptions, may not be sold, offered or delivered within the U.S. to, or for the account or benefit of, U.S. persons.

E. Derivative Financial Instruments and Hedging Activities

Foreign Exchange Risk—A significant portion of our revenues, earnings and net investments in foreign affiliates is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk, in part, through operational means, including managing expected same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments and foreign currency debt. These financial instruments serve to protect net income and net investments against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The aggregate notional amount of foreign exchange derivative financial instruments hedging or offsetting foreign currency exposures is $47.6 billion. The derivative financial instruments primarily hedge or offset exposures in the euro, Japanese yen and U.K. pound. The maximum length of time over which we are hedging future foreign exchange cash flows relates to our $2.3 billion U.K. pound debt maturing in 2038.

All derivative contracts used to manage foreign currency risk are measured at fair value and are reported as assets or liabilities on the consolidated balance sheet. Changes in fair value are reported in earnings or deferred, depending on the nature and purpose of the financial instrument (offset or hedge relationship) and the effectiveness of the hedge relationships, as follows:

- We defer on the balance sheet the effective portion of the gains or losses on foreign currency forward-exchange contracts and foreign currency swaps that are designated as cash flow hedges and reclassify those amounts, as appropriate, into earnings in the same period or periods during which the hedged transaction affects earnings.
- We recognize the gains and losses on forward-exchange contracts and foreign currency swaps that are used to offset the same foreign currency assets or liabilities immediately into earnings along with the earnings impact of the items they generally offset. These contracts essentially take the opposite currency position of that reflected in the month-end balance sheet to counterbalance the effect of any currency movement.
- We recognize the gain and loss impact on foreign currency swaps designated as hedges of our net investments in earnings in three ways: over time—for the periodic net swap payments; immediately—to the extent of any change in the difference between the foreign exchange spot rate and forward rate; and upon sale or substantial liquidation of our net investments–to the extent of change in the foreign exchange spot rates.
- We defer on the balance sheet foreign exchange gains and losses related to foreign exchange-denominated debt designated as a hedge of our net investments in foreign subsidiaries and reclassify those amounts into earnings upon the sale or substantial liquidation of our net investments.

Any ineffectiveness is recognized immediately into earnings. There was no significant ineffectiveness in 2010, 2009 or 2008.

Interest Rate Risk—Our interest-bearing investments, loans and borrowings are subject to interest rate risk. We seek to invest and loan primarily on a short-term or variable-rate basis; however, in light of current market conditions, we currently borrow primarily on a long-term, fixed-rate basis. From time to time, depending on market conditions, we will change the profile of our outstanding debt by entering into derivative financial instruments like interest rate swaps.

We entered into derivative financial instruments to hedge or offset the fixed interest rates on the hedged item, matching the amount and timing of the hedged item. The aggregate notional amount of interest rate derivative financial instruments is $11.6 billion. The derivative financial instruments hedge U.S. dollar and euro fixed-rate debt.

All derivative contracts used to manage interest rate risk are measured at fair value and reported as assets or liabilities on the consolidated balance sheet. Changes in fair value are reported in earnings, as follows:

- We recognize the gains and losses on interest rate swaps that are designated as fair value hedges in earnings upon the recognition of the change in fair value of the hedged risk. We recognize the offsetting earnings impact of fixed-rate debt attributable to the hedged risk also in earnings.

Any ineffectiveness is recognized immediately into earnings. There was no significant ineffectiveness in 2010, 2009 or 2008.

Information about gains/(losses) incurred to hedge or offset operational foreign exchange or interest rate risk is as follows:

	GAINS/(LOSSES)	
	YEARS ENDED DECEMBER 31,	
(MILLIONS OF DOLLARS)	2010	2009
Derivative Financial Instruments in Fair Value Hedge Relationships		
Interest rate swaps		
Recognized in OID[(a), (b)]	$ —	$ (6)
Foreign currency swaps		
Recognized in OID[(a), (b)]	—	(3)
Derivative Financial Instruments in Cash Flow Hedge Relationships		
U.S. Treasury interest rate locks		
Recognized in OID[(a)]	$ —	$ (11)
Recognized in OCI[(a), (c)]	—	(16)
Reclassified from OCI to OID[(a), (c)]	—	—
Foreign currency swaps		
Recognized in OID[(a)]	—	—
Recognized in OCI[(a), (c)]	(1,054)	305
Reclassified from OCI to OID[(a), (c)]	(704)	281
Foreign currency forward exchange contracts		
Recognized in OID[(a)]	—	—
Recognized in OCI[(a), (c)]	(6)	6
Reclassified from OCI to OID[(a), (c)]	2	18
Derivative Financial Instruments in Net Investment Hedge Relationships		
Foreign currency swaps		
Recognized in OID[(a)]	$ (1)	$ (1)
Recognized in OCI[(a), (c)]	(97)	17
Derivative Financial Instruments Not Designated as Hedges		
Foreign currency swaps		
Recognized in OID[(a)]	$ 20	$ 22
Foreign currency forward-exchange contracts		
Recognized in OID[(a)]	(454)	(418)
Non-Derivative Financial Instruments in Net Investment Hedge Relationships		
Foreign currency short-term borrowings		
Recognized in OID[(a)]	$ —	$ —
Recognized in OCI[(a), (c)]	(241)	54
Foreign currency long-term debt		
Recognized in OID[(a)]	—	—
Recognized in OCI[(a), (c)]	(91)	52

(a) OID = Other (income)/deductions—net. OCI = *Other comprehensive income/(loss)*, included in the balance sheet account *Accumulated other comprehensive (loss)/income*.
(b) Also includes gains and losses attributable to the hedged risk.
(c) Amounts presented represent the effective portion of the gain or loss. For derivative financial instruments in cash flow hedge relationships, the effective portion is included in *Other comprehensive income/(loss)—Net unrealized gains/(losses) on derivative financial instruments*. For derivative financial instruments in net investment hedge relationships and for foreign currency debt designated as hedging instruments, the effective portion is included in *Other comprehensive income/(loss)—Currency translation adjustment and other.*

For information about the fair value of our derivative financial instruments, and the impact on our consolidated balance sheet, see *Note 9A. Financial Instruments: Selected Financial Assets and Liabilities.* Certain of our derivative instruments are covered by associated credit-support agreements that have credit-risk-related contingent features designed to reduce our counterparties' exposure to our risk of defaulting on amounts owed. The aggregate fair value of these derivative instruments that are in a liability position is $628 million, for which we have posted collateral of $452 million in the normal course of business. These features include the requirement to pay additional collateral in the event of a downgrade in our debt ratings. If there had been a downgrade to below an A rating by S&P or the equivalent rating by Moody's Investors Service, on December 31, 2010, we would have been required to post an additional $194 million of collateral to our counterparties. The collateral advanced receivables are reported in *Cash and cash equivalents*.

F. Credit Risk

On an ongoing basis, we review the creditworthiness of counterparties to our foreign exchange and interest rate agreements and do not expect to incur a significant loss from failure of any counterparties to perform under the agreements. There are no significant concentrations of credit risk related to our financial instruments with any individual counterparty. As of December 31, 2010, we had $2.7 billion due from a well-diversified, highly rated group (S&P ratings of primarily A+ or better) of bank counterparties around the world. See *Note 9B. Financial Instruments: Investment in Debt and Equity Securities* for a distribution of our investments.

In general, there is no requirement for collateral from customers. However, derivative financial instruments are executed under master netting agreements with financial institutions. These agreements contain provisions that provide for the ability for collateral payments, depending on levels of exposure, our credit rating and the credit rating of the counterparty. As of December 31, 2010, we received cash collateral of $300 million against various counterparties. The collateral primarily supports the approximate fair value of our derivative contracts. The collateral received obligations are reported in *Short-term borrowings, including current portion of long-term debt.*

G. Guarantee

On April 15, 2010, Wyeth LLC (Wyeth), a wholly owned subsidiary of Pfizer Inc. (Pfizer), entered into the Tenth Amendment (Tenth Amendment) to the 1999 Diet Drug Nationwide Settlement Agreement (Settlement Agreement) related to the litigation against Wyeth concerning its former weight-loss products, Redux and Pondimin. Pursuant to the Tenth Amendment, Pfizer entered into an agreement to guarantee Wyeth's obligation to make certain payments under the Settlement Agreement up to a maximum amount of $1.5 billion (Guarantee). The Guarantee, which went into effect on July 12, 2010, will remain in effect until the termination of Wyeth's long-term obligation to make such payments. This Guarantee also had the effect of releasing approximately $575 million from a money market fund held in escrow to secure these Wyeth obligations.

10. Inventories

The components of inventories follow:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	**2010**	2009
Finished goods	**$3,760**	$ 5,249
Work-in-process	**3,733**	5,776
Raw materials and supplies	**912**	1,378
Total inventories[a], [b]	**$8,405**	$12,403

[a] The decrease in total inventories is primarily due to the inventory sold during 2010 that was acquired from Wyeth and had been recorded at fair value, as well as operational reductions and the impact of foreign exchange. Also, in the third quarter of 2010, we recorded, in *Cost of sales,* a write-off of inventory of $212 million (which includes a purchase accounting fair value adjustment of $104 million) primarily related to Biopharmaceutical inventory acquired as part of our acquisition of Wyeth that became unusable after the acquisition date.

[b] Certain amounts of inventories are in excess of one year's supply. These excess amounts are primarily attributable to biologics inventory acquired from Wyeth at fair value and the quantities are generally consistent with the normal operating cycle of such inventory. There are no recoverability issues associated with these quantities.

11. Property, Plant and Equipment

The major categories of property, plant and equipment follow:

	USEFUL LIVES	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	(YEARS)	**2010**	2009
Land	—	**$ 803**	$ 937
Buildings	33 ⅓-50	**13,405**	14,186
Machinery and equipment	8-20	**12,335**	12,236
Furniture, fixtures and other	3-12 ½	**4,720**	4,599
Construction in progress	—	**1,035**	1,966
		32,298	33,924
Less: Accumulated depreciation		**13,175**	11,144
Total property, plant and equipment		**$19,123**	$22,780

12. Goodwill and Other Intangible Assets

A. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 follow:

(MILLIONS OF DOLLARS)	BIOPHARMACEUTICAL	DIVERSIFIED	OTHER[a]	TOTAL
Balance as of January 1, 2009	$21,317	$ 147	$ —	$21,464
Additions	—	—	19,954	19,954
Other[c]	848	26	84	958
Balance, December 31, 2009	$22,165	$ 173	$ 20,038	$42,376
Additions	72	19	2,163[b]	2,254
Other[c]	(480)	(14)	(189)	(683)
Allocation of Other goodwill[a]	19,226	2,786	(22,012)	—
Balance as of December 31, 2010	**$40,983**	**$2,964**	**$ —**	**$43,947**

[a] The *Other* goodwill relates to our acquisition of Wyeth that was unallocated and subject to change until we completed the recording of the assets acquired and liabilities assumed from Wyeth (see *Note 2. Acquisition of Wyeth*).

[b] Reflects the impact of measurement period adjustments (see *Note 2. Acquisition of Wyeth*).

[c] Primarily reflects the impact of foreign exchange. In 2009, the impact of foreign exchange was partially offset by a reduction of approximately $150 million in Biopharmaceutical in connection with the formation of ViiV (see *Note 3E. Other Significant Transactions and Events: Equity-Method Investments* for additional information).

B. Other Intangible Assets

The components of identifiable intangible assets, primarily included in our Biopharmaceutical segment, follow:

	AS OF DECEMBER 31,					
	2010			2009		
(MILLIONS OF DOLLARS)	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	IDENTIFIABLE INTANGIBLE ASSETS, LESS ACCUMULATED AMORTIZATION	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	IDENTIFIABLE INTANGIBLE ASSETS, LESS ACCUMULATED AMORTIZATION
Finite-lived intangible assets[a]:						
Developed technology rights	**$68,432**	**$(26,223)**	**$42,209**	$68,870	$(21,223)	$47,647
Brands	**1,626**	**(607)**	**1,019**	1,637	(535)	1,102
License agreements	**637**	**(248)**	**389**	622	(119)	503
Trademarks	**107**	**(74)**	**33**	113	(73)	40
Other	**429**	**(250)**	**179**	488	(231)	257
Total amortized finite-lived intangible assets	**71,231**	**(27,402)**	**43,829**	71,730	(22,181)	49,549
Indefinite-lived intangible assets:						
Brands[b]	**10,219**	**—**	**10,219**	12,562	—	12,562
In-process research and development[b]	**3,438**	**—**	**3,438**	5,834	—	5,834
Trademarks	**72**	**—**	**72**	70	—	70
Total indefinite-lived intangible assets	**13,729**	**—**	**13,729**	18,466	—	18,466
Total identifiable intangible assets	**$84,960**	**$(27,402)**	**$57,558**	$90,196	$(22,181)	$68,015

[a] The decrease in total Finite-lived intangible assets is primarily related to amortization, the impact of measurement period adjustments (see *Note 2. Acquisition of Wyeth*), asset impairment charges (see *Note 3B. Other Significant Transactions and Events: Asset Impairment Charges* and *Note 6. Other (Income)/Deductions—Net*) and the impact of foreign exchange.

[b] The decrease in Indefinite-lived Brands and IPR&D assets reflects the impact of measurement period adjustments (see *Note 2. Acquisition of Wyeth*) and asset impairment charges (see *Note 3B. Other Significant Transactions and Events: Asset Impairment Charges* and *Note 6. Other (Income)/Deductions—Net*). For IPR&D assets, the decrease was partially offset by the addition of the IPR&D asset acquired as part of our acquisition of FoldRx (*Note 3D. Other Significant Transactions and Events: Acquisitions*).

All of these assets are subject to our review for impairment, as explained in *Note 1L. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.* For additional information on intangible asset impairments recorded in 2010 and 2009, see *Note 3B. Other Significant Transactions and Events: Asset Impairment Charges* and *Note 6. Other (Income)/ Deductions—Net.*

Developed Technology Rights

Developed technology rights represent the amortized cost associated with developed technology, which has been acquired from third parties and which can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. We possess a well-diversified portfolio of hundreds of developed technology rights across therapeutic categories, primarily representing the commercialized products included in our Biopharmaceutical segment. Virtually all of these assets were acquired in connection with our Wyeth acquisition in 2009 and our Pharmacia acquisition in 2003. The more significant components of developed technology rights are the following (in order of significance): Enbrel and Prevnar/Prevenar 13 Infant and, to a lesser extent, Premarin, Celebrex, Effexor, Pristiq, Tygacil, BMP-2, BeneFIX, Refacto and Genotropin.

Also included in this category are the post-approval milestone payments made under our alliance agreements for certain Biopharmaceutical products, such as Rebif and Spiriva.

Brands

Brands represent the amortized or unamortized cost associated with tradenames and know-how, as the products themselves do not receive patent protection. Most of these assets are associated with our Diversified segment. Virtually all of these assets were acquired in connection with our Wyeth acquisition in 2009 and our Pharmacia acquisition in 2003. The more significant components of indefinite-lived brands are the following (in order of significance): Advil, Xanax, Centrum, Medrol, 1st Age Nutrition and 2nd Age Nutrition. The more significant components of finite-lived brands are the following (in order of significance): Depo-Provera, Advil Cold and Sinus, and Dimetapp.

In-Process Research and Development

IPR&D assets represent research and development assets that have not yet received regulatory approval and are required to be classified as indefinite-lived assets until the successful completion or the abandonment of the associated research and development effort. Accordingly, during the development period after the date of acquisition, these assets will not be amortized until approval is obtained in a major market, typically either the U.S. or the EU, or in a series of other countries, subject to certain specified conditions and management judgment. At that time, we will determine the useful life of the asset, reclassify the asset out of in-process research and development and begin amortization. In 2009, Prevnar/Prevenar 13 Infant received regulatory approval in a major market, and as a result, we reclassified the asset from IPR&D to Developed Technology Rights and began to amortize the asset.

If the associated research and development effort is abandoned, the related IPR&D assets will likely be written-off, and we will record an impairment loss in our consolidated statements of income.

For IPR&D assets, the risk of failure is significant and there can be no certainty that these assets ultimately will yield a successful product. The nature of the biopharmaceutical business is high-risk and requires that we invest in a large number of projects with a goal of achieving a successful portfolio of approved products. As such, it is likely that many of these IPR&D assets will become impaired and be written-off at some time in the future.

The majority of these IPR&D assets were acquired in connection with our acquisition of Wyeth. The more significant components of IPR&D are Prevnar/Prevenar 13 Adult and, to a lesser extent, projects for the treatment of transthyretin amyloid polyneuropathy (ATTR-PN) and Rheumatoid Arthritis, among others.

Amortization

The weighted-average life of both our total finite-lived intangible assets and our developed technology rights is approximately 11 years. Total amortization expense for finite-lived intangible assets was $5.5 billion in 2010, $3.0 billion in 2009 and $2.8 billion in 2008.

The annual amortization expense expected for the years 2011 through 2015 is as follows:

(MILLIONS OF DOLLARS)	2011	2012	2013	2014	2015
Amortization expense	$5,504	$5,320	$4,889	$4,025	$3,572

13. Pension and Postretirement Benefit Plans and Defined Contribution Plans

We provide defined benefit pension plans and defined contribution plans for the majority of our employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans. A qualified plan meets the requirements of certain sections of the Internal Revenue Code, and, generally, contributions to qualified plans are tax deductible. A qualified plan typically provides benefits to a broad group of employees with restrictions on discriminating in favor of highly compensated employees with regard to coverage, benefits and contributions. A supplemental (non-qualified) plan provides additional benefits to certain employees. In addition, we provide medical and life insurance benefits to certain retirees and their eligible dependents through our postretirement plans. In 2009, we assumed all of Wyeth's defined benefit obligations and related plan assets for qualified and non-qualified pension plans and postretirement plans in connection with our acquisition of Wyeth (see *Note 2. Acquisition of Wyeth).*

Beginning on January 1, 2011, for employees hired in the U.S. and Puerto Rico after December 31, 2010, we no longer offer a defined benefit plan and, instead, offer an enhanced benefit under our defined contribution plan. In addition to the standard matching contribution by the Company, the enhanced benefit provides an automatic Company contribution for such employees based on age and years of service.

A. Components of Net Periodic Benefit Costs and Other Amounts Recognized in Other Comprehensive (Income)/Loss

The annual cost and other amounts recognized in other comprehensive (income)/loss of the U.S. qualified, U.S. supplemental (non-qualified) and international pension plans and postretirement plans follow:

	YEAR ENDED DECEMBER 31,											
	PENSION PLANS											
	U.S. QUALIFIED			U.S. SUPPLEMENTAL (NON-QUALIFIED)			INTERNATIONAL			POSTRETIREMENT PLANS		
(MILLIONS OF DOLLARS)	**2010**	2009	2008	**2010**	2009	2008	**2010**	2009	2008	**2010**	2009	2008
Service cost[(a)]	**$ 347**	$ 252	$ 236	**$ 28**	$ 24	$ 23	**$ 231**	$ 188	$ 249	**$ 79**	$ 39	$ 39
Interest cost[(a)]	**740**	526	459	**77**	53	38	**427**	342	388	**211**	145	141
Expected return on plan assets[(a)]	**(782)**	(527)	(646)	**—**	—	—	**(435)**	(375)	(437)	**(31)**	(26)	(35)
Amortization of:												
Actuarial losses	**151**	212	32	**29**	31	29	**67**	30	43	**15**	18	28
Prior service costs/(credits)	**2**	2	3	**(2)**	(2)	(2)	**(5)**	(3)	1	**(38)**	(3)	1
Curtailments and settlements—net	**(52)**	110	32	**1**	(2)	120	**(3)**	4	3	**(23)**	(3)	10
Special termination benefits	**73**	61	30	**180**	137	—	**6**	8	25	**19**	24	17
Net periodic benefit costs	**479**	636	146	**313**	241	208	**288**	194	272	**232**	194	201
Other changes recognized in other comprehensive (income)/loss[(b)]	**260**	(783)	2,273	**117**	(23)	(52)	**152**	1,000	415	**(183)**	(122)	(140)
Total recognized in net periodic benefit costs and other comprehensive (income)/loss	**$ 739**	$(147)	$2,419	**$430**	$218	$156	**$ 440**	$1,194	$ 687	**$ 49**	$ 72	$ 61

[(a)] The acquisition of Wyeth during fourth quarter 2009 contributed to the increase in certain components of net periodic benefit costs, such as service cost and interest cost, which was largely offset by higher expected returns on plan assets during 2010 from the inclusion of the Wyeth plan assets.
[(b)] For details, see *Note 8. Other Comprehensive Income/(Loss)*.

The decrease in the 2010 U.S. qualified pension plans' net periodic benefit costs compared to 2009 was largely driven by curtailment gains and lower settlement charges associated with Wyeth-related restructuring initiatives. The increase in the 2009 U.S. qualified pension plans' net periodic benefit costs compared to 2008 was largely driven by the securities market downturn during 2008 and by charges resulting from employee terminations associated with our cost-reduction initiatives. The securities market downturn during 2008 contributed to a lower plan asset base and higher actuarial losses recognized.

The increase in the 2010 U.S. supplemental (non-qualified) plans' net periodic benefit costs compared to 2009 was primarily driven by special termination benefits recognized for certain executives as part of ongoing Wyeth-related restructuring initiatives. The increase in the 2009 U.S. supplemental (non-qualified) plans' net periodic benefit costs compared to 2008 was largely driven by the impact of special termination benefits recognized for certain executives as part of Wyeth-related restructuring initiatives, which was largely offset by lower settlement charges

The increase in the 2010 international plans' net periodic benefit costs compared to 2009 was primarily driven by changes to actuarial assumptions, which include a decrease in the discount rate. The decrease in the 2009 international plans' net periodic benefit costs compared to 2008 was largely driven by an increase in interest rates set at the beginning of the year and ongoing restructuring and certain acquisition-related activities, which was partially offset by lower expected returns on plan assets.

The following table presents the amount in *Accumulated other comprehensive (loss)/income* expected to be amortized into 2011 net periodic benefit costs:

	PENSION PLANS			
(MILLIONS OF DOLLARS)	U.S. QUALIFIED	U.S. SUPPLEMENTAL (NON-QUALIFIED)	INTERNATIONAL	POSTRETIREMENT PLANS
Actuarial losses	$(141)	$(38)	$(84)	$(17)
Prior service credits and other	8	3	5	56
Total	$(133)	$(35)	$(79)	$ 39

B. Actuarial Assumptions

The following table provides the weighted-average actuarial assumptions:

(PERCENTAGES)	2010	2009	2008
Weighted-average assumptions used to determine benefit obligations:			
Discount rate:			
U.S. qualified pension plans	**5.9%**	6.3%	6.4%
U.S. non-qualified pension plans	**5.8**	6.2	6.4
International pension plans	**4.8**	5.1	5.6
Postretirement plans	**5.6**	6.0	6.4
Rate of compensation increase:			
U.S. qualified pension plans	**4.0**	4.0	4.3
U.S. non-qualified pension plans	**4.0**	4.0	4.3
International pension plans	**3.5**	3.6	3.2
Weighted-average assumptions used to determine net periodic benefit cost:			
Discount rate:			
U.S. qualified pension plans	**6.3**	6.4	6.5
U.S. non-qualified pension plans	**6.2**	6.4	6.5
International pension plans	**5.1**	5.6	5.3
Postretirement plans	**6.0**	6.4	6.5
Expected return on plan assets:			
U.S. qualified pension plans	**8.5**	8.5	8.5
International pension plans	**6.4**	6.7	7.2
Postretirement plans	**8.5**	8.5	8.5
Rate of compensation increase:			
U.S. qualified pension plans	**4.0**	4.3	4.5
U.S. non-qualified pension plans	**4.0**	4.3	4.5
International pension plans	**3.6**	3.2	3.3

The assumptions above are used to develop the benefit obligations at fiscal year-end and to develop the net periodic benefit cost for the subsequent fiscal year. Therefore, the assumptions used to determine net periodic benefit cost for each year are established at the end of each previous year, while the assumptions used to determine benefit obligations are established at each year-end.

The net periodic benefit cost and the benefit obligations are based on actuarial assumptions that are reviewed on an annual basis. We revise these assumptions based on an annual evaluation of long-term trends, as well as market conditions that may have an impact on the cost of providing retirement benefits.

The expected rates of return on plan assets for our U.S. qualified, international and postretirement plans represent our long-term assessment of return expectations, which we may change based on shifts in economic and financial market conditions. The 2010 expected rates of return for these plans reflect our long-term outlook for a globally diversified portfolio, which is influenced by a combination of return expectations for individual asset classes, actual historical experience and our diversified investment strategy. The historical returns are one of the inputs used to provide context for the development of our expectations for future returns. Using this information, we develop ranges of returns for each asset class and a weighted-average expected return for our targeted portfolio, which includes the impact of portfolio diversification and active portfolio management.

The healthcare cost trend rate assumptions for our U.S. postretirement benefit plans are as follows:

(PERCENTAGES)	2010	2009
Healthcare cost trend rate assumed for next year	**8.0%**	8.6%
Rate to which the cost trend rate is assumed to decline	**4.5**	5.0
Year that the rate reaches the ultimate trend rate	**2027**	2018

A one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits would have the following effects as of December 31, 2010:

(MILLIONS OF DOLLARS)	INCREASE	DECREASE
Effect on total service and interest cost components	$ 28	$ (24)
Effect on postretirement benefit obligation	272	(242)

C. Obligations and Funded Status

The following table presents an analysis of the changes in 2010 and 2009 in the benefit obligations, plan assets and accounting funded status of our U.S. qualified, U.S. supplemental (non-qualified) and international pension plans and our postretirement plans:

	YEAR ENDED DECEMBER 31,							
	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
Change in benefit obligation:								
Benefit obligation at beginning of year[(a)]	**$12,578**	$ 7,783	**$ 1,368**	$ 876	**$ 9,062**	$ 5,851	**$ 3,733**	$ 1,966
Service cost	**347**	252	**28**	24	**231**	188	**79**	39
Interest cost	**740**	526	**77**	53	**427**	342	**211**	145
Employee contributions	**—**	—	**—**	—	**18**	12	**22**	49
Plan amendments	**(47)**	(1)	**(6)**	—	**(2)**	(2)	**(495)**	(151)
Increases arising primarily from changes in actuarial assumptions	**980**	9	**180**	33	**362**	1,136	**281**	108
Foreign exchange impact	**—**	—	**—**	—	**(504)**	844	**4**	10
Acquisitions[(a)]	**1**	4,785	**(1)**	364	**10**	1,062	**—**	1,798
Curtailments	**(233)**	(196)	**(29)**	(29)	**(33)**	(25)	**1**	(26)
Settlements	**(904)**	(325)	**(235)**	(32)	**(54)**	(53)	**—**	—
Special termination benefits	**73**	61	**180**	137	**6**	8	**19**	24
Benefits paid	**(500)**	(316)	**(161)**	(58)	**(376)**	(301)	**(273)**	(229)
Benefit obligation at end of year[(b)]	**13,035**	12,578	**1,401**	1,368	**9,147**	9,062	**3,582**	3,733
Change in plan assets:								
Fair value of plan assets at beginning of year[(a)]	**9,977**	5,897	**—**	—	**6,524**	4,394	**370**	303
Actual gain on plan assets	**1,123**	800	**—**	—	**454**	646	**46**	67
Company contributions	**901**	2	**396**	90	**457**	448	**249**	180
Employee contributions	**—**	—	**—**	—	**18**	12	**22**	49
Foreign exchange impact	**—**	—	**—**	—	**(314)**	574	**—**	—
Acquisitions[(a)]	**—**	3,919	**—**	—	**—**	804	**—**	—
Settlements	**(905)**	(325)	**(235)**	(32)	**(54)**	(53)	**—**	—
Benefits paid	**(500)**	(316)	**(161)**	(58)	**(376)**	(301)	**(273)**	(229)
Fair value of plan assets at end of year	**10,596**	9,977	**—**	—	**6,709**	6,524	**414**	370
Funded status—Plan assets less than the benefit obligation at end of year	**$ (2,439)**	$ (2,601)	**$(1,401)**	$(1,368)	**$(2,438)**	$(2,538)	**$(3,168)**	$(3,363)

[(a)] The increase in the benefit obligation and the fair value of plan assets at the beginning of the year in 2010 is primarily due to the acquisition of Wyeth during 2009 (see *Note 2. Acquisition of Wyeth*, for additional information).
[(b)] For the U.S. and international pension plans, the benefit obligation is the projected benefit obligation. For the postretirement plans, the benefit obligation is the accumulated postretirement benefit obligation.

The favorable change in our U.S. qualified plans' projected benefit obligations funded status from $2.6 billion underfunded in the aggregate as of December 31, 2009, to $2.4 billion underfunded in the aggregate as of December 31, 2010, was largely driven by the increase in plan assets due to the higher return on plan assets earned during 2010 and our $901 million contribution to plan assets, which was partially offset by higher costs incurred from the acquired Wyeth defined benefit obligations and the 0.4 percentage-point reduction in the discount rate. Voluntary contributions to our U.S. qualified plans were $901 million in 2010 and $2 million in 2009. In the aggregate, the U.S. qualified pension plans are underfunded on a projected benefit measurement basis and on an accumulated benefit obligation basis as of December 31, 2010 and 2009.

The U.S. supplemental (non-qualified) pension plans are not generally funded and these obligations, which are substantially greater than the annual cash outlay for these liabilities, are paid from cash generated from operations.

The favorable change in our international plans' projected benefit obligations funded status from $2.5 billion underfunded in the aggregate as of December 31, 2009, to $2.4 billion underfunded in the aggregate as of December 31, 2010, was largely driven by a 0.1 percentage-point reduction in the average rate of compensation increases and strengthening of the U.S. dollar against the euro and the U.K. pound, which was partially offset by a 0.3 percentage-point reduction in the discount rate and higher costs incurred from the acquired Wyeth defined benefit obligations. Outside the U.S., in general, we fund our defined benefit plans to the extent that tax or other incentives exist and we have accrued liabilities on our consolidated balance sheet to reflect those plans that are not fully funded.

The favorable change in our postretirement plans' accumulated benefit obligations (ABO) funded status from $3.4 billion underfunded in the aggregate as of December 31, 2009, to $3.2 billion underfunded in the aggregate as of December 31, 2010, was largely driven by the harmonization of the Wyeth postretirement benefit plan into the existing lower-cost Pfizer postretirement benefit plan, which was partially offset by higher costs incurred from the acquired Wyeth defined benefit obligations and the 0.4 percentage-point reduction in discount rate.

The ABO for all of our U.S. qualified pension plans was $12.0 billion in 2010 and $11.4 billion in 2009. The ABO for our U.S. supplemental (non-qualified) pension plans was $1.2 billion in 2010 and 2009. The ABO for our international pension plans was $8.1 billion in 2010 and $8.0 billion in 2009.

The U.S. qualified pension plans loan securities to other companies. Such securities may be onward loaned, sold or pledged by the other companies, but they may be required to be returned in a short period of time. We also require cash collateral from these companies and a maintenance margin of 103% of the fair value of the collateral relative to the fair value of the loaned securities. As of December 31, 2010, the fair value of collateral received was $581 million and, as of December 31, 2009, the fair value of collateral received was $722 million. The securities loaned continue to be included in the table above in *Fair value of plan assets at end of year*.

Amounts recognized in our consolidated balance sheet follow:

	AS OF DECEMBER 31,							
	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
Noncurrent assets[a]	**$ —**	$ —	**$ —**	$ —	**$ 119**	$ 146	**$ —**	$ —
Current liabilities[b]	**—**	—	**(155)**	(203)	**(41)**	(58)	**(133)**	(120)
Noncurrent liabilities[c]	**(2,439)**	(2,601)	**(1,246)**	(1,165)	**(2,516)**	(2,626)	**(3,035)**	(3,243)
Funded status	**$(2,439)**	$(2,601)	**$(1,401)**	$(1,368)	**$(2,438)**	$(2,538)	**$(3,168)**	$(3,363)

[a] Included primarily in *Taxes and other noncurrent assets*.
[b] Included in *Other current liabilities*.
[c] Included in *Pension benefit obligations* and *Postretirement benefit obligations,* as appropriate.

Amounts recognized in *Accumulated other comprehensive (loss)/income* follow:

	AS OF DECEMBER 31,							
	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
Actuarial losses	**$(2,699)**	$(2,391)	**$(525)**	$(405)	**$(2,388)**	$(2,231)	**$(451)**	$(226)
Prior service (costs)/credits and other	**63**	15	**21**	18	**(18)**	(23)	**581**	173
Total	**$(2,636)**	$(2,376)	**$(504)**	$(387)	**$(2,406)**	$(2,254)	**$ 130**	$ (53)

The actuarial losses primarily represent the cumulative difference between the actuarial assumptions and actual return on plan assets, changes in discount rates and changes in other assumptions used in measuring the benefit obligations. These actuarial losses are recognized in *Accumulated other comprehensive (loss)/income* and are amortized into net periodic pension costs over an average period of 10.1 years for our U.S. qualified plans, an average period of 10.6 years for our U.S. supplemental (non-qualified) plans and an average period of 13.7 years for our international plans.

Information related to the U.S. qualified, U.S. supplemental (non-qualified) and international pension plans follows:

	AS OF DECEMBER 31,					
	PENSION PLANS					
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL	
(MILLIONS OF DOLLARS)	**2010**	2009	**2010**	2009	**2010**	2009
Pension plans with an accumulated benefit obligation in excess of plan assets:						
Fair value of plan assets	**$10,596**	$ 9,792	**$ —**	$ —	**$2,235**	$1,796
Accumulated benefit obligation	**11,953**	11,218	**1,177**	1,246	**4,082**	3,725
Pension plans with a projected benefit obligation in excess of plan assets:						
Fair value of plan assets	**10,596**	9,977	**—**	—	**5,739**	5,332
Projected benefit obligation	**13,035**	12,578	**1,401**	1,368	**8,296**	8,016

All of our U.S. plans were underfunded as of December 31, 2010.

D. Plan Assets

Information about plan assets as of December 31, 2010 follows:

(MILLIONS OF DOLLARS)	AS OF DECEMBER 31, 2010	FAIR VALUE[a] LEVEL 1	LEVEL 2	LEVEL 3
U.S. qualified pension plans[a]:				
Cash and cash equivalents	**$ 1,196**	$ —	$1,196	$ —
Equity securities:				
Global equity securities	**2,766**	2,765	—	1
Equity commingled funds	**1,708**	—	1,708	—
Debt securities:				
Fixed income commingled funds	**817**	—	817	—
Government bonds	**660**	—	660	—
Corporate debt securities	**2,085**	—	2,083	2
Other investments:				
Private equity funds	**899**	—	—	899
Other	**465**	—	—	465
Total	**10,596**	2,765	6,464	1,367
International pension plans[a]:				
Cash and cash equivalents	**518**	—	518	—
Equity securities:				
Global equity securities	**1,458**	1,166	292	—
Equity commingled funds	**1,886**	—	1,886	—
Debt securities:				
Fixed income commingled funds	**804**	—	804	—
Government bonds	**933**	—	933	—
Corporate debt securities	**376**	—	376	—
Other investments:				
Private equity funds	**21**	—	4	17
Insurance contracts	**439**	—	73	366
Other	**274**	—	59	215
Total	**6,709**	1,166	4,945	598
U.S. postretirement plans[a],[b]:				
Cash and cash equivalents	**46**	—	46	—
Equity securities:				
Global equity securities	**29**	29	—	—
Equity commingled funds	**183**	—	183	—
Debt securities:				
Fixed income commingled funds	**116**	—	116	—
Government bonds	**7**	—	7	—
Corporate debt securities	**21**	—	21	—
Other investments	**12**	—	12	—
Total	**$ 414**	$ 29	$ 385	$ —

[a] Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 means the use of unobservable inputs.
[b] Reflects postretirement plan assets, which support a portion of our U.S. retiree medical plans.

Information about plan assets as of December 31, 2009 follows:

		FAIR VALUE[a]		
(MILLIONS OF DOLLARS)	AS OF DECEMBER 31, 2009	LEVEL 1	LEVEL 2	LEVEL 3
U.S. qualified pension plans[a]:				
Cash and cash equivalents	$ 605	$ —	$ 605	$ —
Equity securities:				
Global equity securities	3,034	3,009	16	9
Equity commingled funds	1,670	—	1,670	—
Debt securities:				
Fixed income commingled funds	791	—	791	—
Government bonds	526	—	500	26
Corporate debt securities	2,054	—	2,039	15
Other investments:				
Private equity funds	843	—	—	843
Other	454	—	—	454
Total	9,977	3,009	5,621	1,347
International pension plans[a]:				
Cash and cash equivalents	402	—	402	—
Equity securities:				
Global equity securities	1,570	1,430	107	33
Equity commingled funds	1,682	—	1,662	20
Debt securities:				
Fixed income commingled funds	1,081	—	1,081	—
Government bonds	977	—	977	—
Corporate debt securities	149	—	144	5
Other investments:				
Private equity funds	39	—	5	34
Insurance contracts	411	—	65	346
Other	213	—	86	127
Total	6,524	1,430	4,529	565
U.S. postretirement plans[a],[b]:				
Cash and cash equivalents	35	—	35	—
Equity securities:				
Global equity securities	25	25	—	—
Equity commingled funds	163	—	163	—
Debt securities:				
Fixed income commingled funds	99	—	99	—
Government bonds	7	—	7	—
Corporate debt securities	26	—	26	—
Other investments	15	—	15	—
Total	$ 370	$ 25	$ 345	$ —

[a] Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 means the use of unobservable inputs.

[b] Reflects postretirement plan assets, which support a portion of our U.S. retiree medical plans.

The details of our plan assets classified as Level 3 assets, including an analysis of changes during 2010, are as follows:

(MILLIONS OF DOLLARS)	FAIR VALUE, BEGINNING OF YEAR	ACTUAL RETURN ON PLAN ASSETS		PURCHASES, SALES AND SETTLEMENTS, NET	TRANSFER INTO/(OUT OF) LEVEL 3	EXCHANGE RATE CHANGES	FAIR VALUE, END OF YEAR
		ASSETS HELD, END OF YEAR	ASSETS SOLD DURING THE PERIOD				
U.S. qualified pension plans:							
Equity securities:							
Global equity securities	$ 9	$ 2	$ (3)	$ (1)	$ (6)	$ —	$ 1
Debt securities:							
Government bonds	26	(1)	2	(23)	(4)	—	—
Corporate debt securities	15	1	—	(8)	(6)	—	2
Other investments:							
Private equity funds	843	45	42	(31)	—	—	899
Other	454	21	—	(10)	—	—	465
Total	**$1,347**	**$68**	**$41**	**$(73)**	**$(16)**	**$ —**	**$1,367**
International pension plans:							
Equity securities:							
Global equity securities	$ 33	$ (2)	$ (1)	$(28)	$ —	$ (2)	$ —
Equity commingled funds	20	—	—	—	(19)	(1)	—
Debt securities:							
Corporate debt securities	5	(1)	—	(1)	(3)	—	—
Other investments:							
Private equity funds	34	(2)	—	1	(14)	(2)	17
Insurance contracts	346	12	—	(10)	52	(34)	366
Other	127	(3)	—	37	58	(4)	215
Total	**$ 565**	**$ 4**	**$ (1)**	**$ (1)**	**$ 74**	**$(43)**	**$ 598**

The details of our plan assets classified as Level 3 assets, including an analysis of changes during 2009, are as follows:

(MILLIONS OF DOLLARS)	FAIR VALUE, BEGINNING OF YEAR	ACTUAL RETURN ON PLAN ASSETS		PURCHASES, SALES AND SETTLEMENTS, NET	TRANSFER INTO/(OUT OF) LEVEL 3	EXCHANGE RATE CHANGES	FAIR VALUE, END OF YEAR
		ASSETS HELD, END OF YEAR	ASSETS SOLD DURING THE PERIOD				
U.S. qualified pension plans:							
Equity securities:							
Global equity securities	$ 4	$ 2	$ (2)	$ 5	$—	$—	$ 9
Debt securities:							
Government bonds	27	1	—	(2)	—	—	26
Corporate debt securities	26	1	(1)	(11)	—	—	15
Other investments:							
Private equity funds	821	(44)	19	47	—	—	843
Other	356	(21)	3	116	—	—	454
Total	$1,234	$(61)	$ 19	$155	$—	$—	$1,347
International pension plans:							
Equity securities:							
Global equity securities	$ 72	$ 15	$(25)	$ (32)	$—	$ 3	$ 33
Equity commingled funds	29	(5)	—	(6)	—	2	20
Debt securities:							
Corporate debt securities	4	—	—	(1)	2	—	5
Other investments:							
Private equity funds	26	(4)	—	8	—	4	34
Insurance contracts	309	11	—	(30)	6	50	346
Other	122	(10)	—	—	4	11	127
Total	$ 562	$ 7	$(25)	$ (61)	$12	$70	$ 565

As of December 31, 2010 and 2009, the following methods and assumptions were used to estimate the fair value of our pension and postretirement plans' assets:

- Cash and cash equivalents, Equity commingled funds, Fixed-income commingled funds—observable prices.

- Global equity securities—quoted market prices.
- Government bonds, Corporate debt securities—observable market prices.
- Other investments—principally unobservable prices adjusted by cash contributions and distributions.

A single estimate of fair value for our pension and postretirement plans' assets relies heavily on estimates and assumptions (see *Note 1C. Significant Accounting Policies: Estimates and Assumptions*).

The following table presents the weighted-average long-term target asset allocations and the percentage of the fair value of plan assets for our U.S. qualified and international pension plans and postretirement plans by major investment category:

	AS OF DECEMBER 31,		
	TARGET ALLOCATION PERCENTAGE	PERCENTAGE OF PLAN ASSETS	
(PERCENTAGES)	2010	2010	2009
U.S. qualified pension plans:			
Cash and cash equivalents	5	11.3	6.1
Equity securities	49	42.2	47.1
Debt securities	34	33.6	33.8
Real estate and other investments	12	12.9	13.0
Total	100	100.0	100.0
International pension plans:			
Cash and cash equivalents	—	7.7	6.1
Equity securities	53	49.8	49.9
Debt securities	31	31.6	33.8
Real estate and other investments	16	10.9	10.2
Total	100	100.0	100.0
U.S. postretirement plans:			
Cash and cash equivalents	2	11.0	9.4
Equity securities	57	51.0	50.9
Debt securities	38	34.6	35.6
Real estate and other investments	3	3.4	4.1
Total	100	100.0	100.0

We utilize long-term asset allocation ranges in the management of our plans' invested assets. The weighted-average target allocation percentages in the preceding table represent our current target within the allocation range for each class of assets in our portfolio. Our long-term return expectations are developed based on a diversified, global investment strategy that takes into account historical experience, as well as the impact of portfolio diversification, active portfolio management, and our view of current and future economic and financial market conditions. As market conditions and other factors change, we may adjust our targets accordingly and our asset allocations may vary from the target allocations outlined above.

Our long-term asset allocation ranges reflect our asset class return expectations and tolerance for investment risk within the context of the respective plans' long-term benefit obligations. These ranges are supported by analysis that incorporates historical and expected returns by asset class, as well as volatilities and correlations across asset classes and our liability profile. This analysis, referred to as an asset-liability analysis, also provides an estimate of expected returns on plan assets, as well as a forecast of potential future asset and liability balances.

The plans' assets are managed with the objectives of minimizing pension expense and cash contributions over the long term. Asset liability studies are performed periodically in order to support asset allocations. Assets include equity and fixed income securities, as well as investments in private real estate, private debt and private equity.

The investment managers of each separately managed account are prohibited from investing in derivative securities except for currency risk management activities, which are permitted within the plans' non-U.S. asset classes, and derivatives to manage duration risk in the fixed income accounts.

Investment performance is reviewed on a monthly basis in total, as well as by asset class and individual manager, relative to one or more benchmarks. Investment performance and detailed statistical analysis of both investment performance and portfolio holdings are conducted, a large portion of which is presented to senior management on a quarterly basis. Periodic formal meetings are held with each investment manager to review the investments.

E. Cash Flows

It is our practice to fund amounts for our qualified pension plans that are at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws.

The following table presents expected future cash flow information as of December 31, 2010:

	PENSION PLANS			
(MILLIONS OF DOLLARS)	U.S. QUALIFIED	U.S. SUPPLEMENTAL (NON-QUALIFIED)	INTERNATIONAL	POST RETIREMENT PLANS
Expected employer contributions:				
2011	$ 407	$ 99	$ 443	$ 254
Expected benefit payments:				
2011	$ 929	$155	$ 382	$ 293
2012	656	104	399	302
2013	695	103	406	310
2014	857	110	424	321
2015	770	116	448	328
2016–2020	4,653	702	2,509	1,742

The table reflects the total U.S. and international plan benefits projected to be paid from the plans or from our general assets under the current actuarial assumptions used for the calculation of the benefit obligation and, therefore, actual benefit payments may differ from projected benefit payments.

F. Defined Contribution Plans

We have savings and investment plans in several countries, including the U.S., Japan, Spain and the Netherlands. For the U.S. plans, employees may contribute a portion of their salaries and bonuses to the plans, and we match, largely in company stock or company stock units, a portion of the employee contributions. In the U.S., the matching contributions in company stock are sourced from the Employee Benefit Trust (see *Note 14D. Equity: Employee Benefit Trust*), as well as through open market purchases. Employees are permitted to subsequently diversify all or any portion of their company matching contribution. The contribution match for certain legacy Pfizer U.S. participants is held in an employee stock ownership plan. We recorded charges related to our plans of $259 million in 2010, $191 million in 2009 and $198 million in 2008.

14. Equity

A. Common Stock

During 2009, in connection with our acquisition of Wyeth on October 15, 2009 (see *Note 2. Acquisition of Wyeth*), we issued approximately 1.3 billion shares of common stock, which were previously held as Pfizer treasury stock, to former Wyeth shareholders to partially fund the acquisition. The excess of the average cost of Pfizer treasury stock issued over the fair value of the stock portion of the consideration transferred to acquire Wyeth was recorded as a reduction to *Retained Earnings*. We purchase our common stock via privately negotiated transactions or in open market purchases as circumstances and prices warrant. Purchased shares under each of the share-purchase plans, which are authorized by our Board of Directors, are available for general corporate purposes.

On June 23, 2005, we announced that the Board of Directors authorized a $5 billion share-purchase plan (the 2005 Stock Purchase Plan). On June 26, 2006, we announced that the Board of Directors increased the authorized amount of shares to be purchased under the 2005 Stock Purchase Plan from $5 billion to $18 billion. On January 23, 2008, we announced that the Board of Directors had authorized a new $5 billion share-purchase plan, to be funded by operating cash flows that may be utilized from time to time. In total, under the 2005 and 2008 Stock Purchase Plans, through December 31, 2010, we purchased approximately 771 million shares for approximately $19.0 billion. We purchased approximately 61 million shares of our common stock during 2010 at an average price per share of $16.46. We did not purchase any shares of our common stock in 2009 and, during 2008 we purchased approximately 26 million shares of our common stock at an average price per share of $18.96.

On February 1, 2011, we announced that the Board of Directors authorized a new $5 billion share-repurchase plan, which, together with the balance remaining under the 2008 Stock Purchase Plan, increased our total current authorization to $9 billion.

B. Preferred Stock

The Series A convertible perpetual preferred stock is held by an Employee Stock Ownership Plan (Preferred ESOP) Trust and provides dividends at the rate of 6.25%, which are accumulated and paid quarterly. The per share stated value is $40,300 and the preferred stock ranks senior to our common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 2,574.87 shares of our common stock with equal voting rights. The conversion option is indexed to our common stock and requires share settlement, and, therefore, is reported at the fair value at the date of issuance. We may redeem the preferred stock at any time or upon termination of the Preferred ESOP, at our option, in cash, in shares of common stock or, a combination of both at a price of $40,300 per share.

C. Employee Stock Ownership Plans

We have two employee stock ownership plans (collectively, the ESOPs), the Preferred ESOP and another that holds common stock of the company (Common ESOP). As of January 1, 2008, the legacy Pharmacia U.S. savings plan was merged with the Pfizer Savings Plan. Prior to the merger, a portion of the matching contributions for legacy Pharmacia U.S. savings plan participants was funded through the ESOPs.

Allocated shares held by the Common ESOP are considered outstanding for the earnings per share (EPS) calculations and the eventual conversion of allocated preferred shares held by the Preferred ESOP is assumed in the diluted EPS calculation. As of December 31, 2010, the Preferred ESOP held preferred shares with a stated value of approximately $52 million, convertible into approximately 3 million shares of our common stock. As of December 31, 2010, the Common ESOP held approximately 4 million shares of our common stock. As of December 31, 2010, all preferred and common shares held by the ESOPs have been allocated to the Pharmacia U.S. and certain Puerto Rico savings plan participants.

D. Employee Benefit Trust

The Pfizer Inc. Employee Benefit Trust (EBT) was established in 1999 to fund our employee benefit plans through the use of its holdings of Pfizer Inc. stock. Our consolidated balance sheets reflect the fair value of the shares owned by the EBT as a reduction of *Shareholders' equity.* Beginning in May 2009, the Company began using the shares held in the EBT to help fund the Company's matching contribution in the Pfizer Savings Plan.

15. Share-Based Payments

Our compensation programs can include share-based payments. In 2010, 2009 and 2008, the primary share-based awards and their general terms and conditions are as follows:

- Stock options, which, when vested, entitle the holder to purchase a specified number of shares of Pfizer common stock at a price per share equal to the market price of Pfizer common stock on the date of grant.
- Restricted stock units (RSUs), which, when vested, entitle the holder to receive a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs.
- Performance share awards (PSAs) which entitle the holder, and performance-contingent share awards (PCSAs) which entitled the holder, upon vesting, to receive a number of shares of Pfizer common stock, within a range of shares from zero to 200% of the holder's target award, calculated using a formula that measures Pfizer's performance relative to an industry peer group over a specified performance period. The Compensation Committee of the Company's Board of Directors had, with respect to PCSAs, and has, with respect to PSAs, discretion to authorize the payment of fewer shares to a holder than the number of shares determined pursuant to the formula. Dividend equivalents accumulate on PSAs and are paid, and dividend equivalents accumulated on PCSAs and were paid, at the end of the vesting term in respect of any shares paid. PCSA grants were made prior to 2006 and have all been settled.
- Short-term Incentive Shift Awards, which entitle the holder to receive a percentage of the holder's target award (between 0% and 200%) approximately one year following the grant, based on a combination of individual performance and Company performance (as measured by revenue, adjusted diluted earnings per share and cash flow from operations) during the year in which the grant is made. At the election of the holder, the award is paid: (i) in the case of the Executive Leadership Team (ELT) members (determined at the time of the grant), all in RSUs, or half in RSUs and half in cash; and (ii) in the case of all other holders, all in RSUs, all in cash, or half in RSUs and half in cash.
- Stock appreciation rights (SARs), also referred to as Total Shareholder Return Units (TSRUs), which vest on the third anniversary of the grant and entitle the holder to receive, two years after the end of the three-year vesting term, a number of shares of Pfizer common stock with a value equal to the difference between the defined settlement price and the closing market price of Pfizer common stock on the date of grant, plus accumulated dividend equivalents through the payment date, if and to the extent the total value is positive.

The Company's shareholders approved the amendment and restatement of the 2004 Stock Plan at the Annual Meeting of Shareholders held on April 23, 2009. The primary purpose of the amendment was to increase the number of shares of common stock available for grants by 425 million shares. In addition, the amendment provided other changes, including that the number of stock options, SARs or other performance-based awards that may be granted to any one individual during any 36-month period is limited to eight million shares and that RSUs, PSAs and restricted stock grants count as two shares, while stock options and SARs count as one share, toward the maximums for the incremental 425 million shares. As of December 31, 2010, 405 million shares were available for award. The 2004 Stock Plan, as amended, is the only Pfizer plan under which equity-based compensation may currently be awarded to executives and other employees.

The Company's shareholders originally approved the 2004 Stock Plan at the Annual Meeting of Shareholders held on April 22, 2004, and, effective upon that approval, new stock option and other share-based awards could be granted only under the originally approved 2004 Stock Plan. As originally approved, the 2004 Stock Plan allowed a maximum of three million shares to be awarded to any employee per year and 475 million shares in total. RSUs, PSAs, PCSAs and restricted stock grants counted as three shares, while stock options and SARs counted as one share, toward the maximums under the Plan.

In the past, we had various employee stock and incentive plans under which stock options and other share-based awards were granted. Stock options and other share-based awards that were granted under prior plans and were outstanding on April 22, 2004, continue in accordance with the terms of the respective plans.

Although not required to do so, we have used authorized and unissued shares and, to a lesser extent, shares held in our Employee Benefit Trust and treasury stock to satisfy our obligations under these programs.

A. Impact on Net Income

The components of share-based compensation expense and the associated tax benefit follow:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2010**	2009	2008
Stock option expense	**$ 150**	$165	$ 194
Restricted stock unit expense	**211**	183	169
PSA and PCSA (expense reduction)/expense	**14**	(17)	(2)
Short-term incentive award expense	**—**	1	13
TSRU expense	**28**	15	10
Directors' compensation	**2**	2	—
Share-based payment expense	**405**	349	384
Tax benefit for share-based compensation expense	**(129)**	(99)	(114)
Share-based payment expense, net of tax	**$ 276**	$250	$ 270

Amounts capitalized as part of inventory cost were not significant. In 2010, 2009 and 2008, the impact of modifications under our cost-reduction initiatives to share-based awards was not significant. Generally, these modifications resulted in an acceleration of vesting, either in accordance with plan terms or at management's discretion.

B. Stock Options

Stock options, which, when vested, entitle the holder to purchase a specified number of shares of Pfizer common stock at a price per share equal to the market price of Pfizer common stock on the date of grant, are accounted for using a fair-value-based method at the date of grant in the consolidated statements of income. The values determined through this fair-value-based method generally are amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses,* and *Research and development expenses,* as appropriate.

All eligible employees may receive stock option grants. No stock options were awarded to senior and other key management in 2010 or 2009; however, stock options were awarded to certain other employees. Except for stock options awarded to two executive officers at the time they joined Pfizer, no stock options were awarded to senior and other key management in 2008. In virtually all instances, stock options granted since 2005 vest after three years of continuous service from the grant date and have a contractual term of 10 years. In most cases, stock options must be held for at least one year from the grant date before any vesting may occur. In the event of a divestiture or restructuring, options held by employees are immediately vested and are exercisable for a period from three months to their remaining term, depending on various conditions.

The fair-value-based method for valuing each stock option grant on the grant date uses, for virtually all grants, the Black-Scholes-Merton option-pricing model, which incorporates a number of valuation assumptions noted in the following table, shown at their weighted-average values:

	YEAR ENDED DECEMBER 31,		
	2010	2009	2008
Expected dividend yield[a]	**4.00%**	4.90%	5.54%
Risk-free interest rate[b]	**2.87%**	2.69%	2.90%
Expected stock price volatility[c]	**26.85%**	41.36%	27.21%
Expected term[d] (years)	**6.25**	6.0	5.75

[a] Determined using a constant dividend yield during the expected term of the option.
[b] Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
[c] Determined using implied volatility, after consideration of historical volatility.
[d] Determined using historical exercise and post-vesting termination patterns.

The following table summarizes all stock option activity during 2010:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE[(a)] (MILLIONS)
Outstanding, December 31, 2009	447,693	$30.11		
Granted	70,327	17.62		
Exercised	(1,280)	12.80		
Forfeited	(5,997)	18.56		
Canceled	(52,139)	31.07		
Outstanding, December 31, 2010	**458,604**	**28.29**	**4.7**	**$215**
Vested and expected to vest[(b)], December 31, 2010	**451,279**	**28.46**	**4.6**	**$205**
Exercisable, December 31, 2010	**311,919**	**33.36**	**2.9**	**$ 3**

[(a)] Market price of underlying Pfizer common stock less exercise price.
[(b)] The number of options expected to vest takes into account an estimate of expected forfeitures.

The following table provides data related to all stock option activity:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS, EXCEPT PER STOCK OPTION AMOUNTS AND YEARS)	**2010**	2009	2008
Weighted-average grant date fair value per stock option	**$3.25**	$3.30	$3.30
Aggregate intrinsic value on exercise	**$ 5**	$ 2	$ 9
Cash received upon exercise	**$ 16**	$ 7	$ 29
Tax benefits realized related to exercise	**$ 1**	$ 1	$ 3
Total compensation cost related to nonvested stock options not yet recognized, pre-tax	**$ 178**	$ 147	$ 159
Weighted-average period in years over which stock option compensation cost is expected to be recognized	**1.3**	1.2	1.1

C. Restricted Stock Units (RSUs)

RSUs, which, when vested, entitle the holder to receive a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs, are accounted for using a fair-value-based method at the date of grant. For RSUs granted in 2010, 2009 and 2008, in virtually all instances, the units vest after three years of continuous service from the grant date and the values determined using the fair-value-based method are amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate.

The value of each RSU grant is estimated on the grant date. The fair-value-based method utilizes the closing price of Pfizer common stock on the date of grant. The following table summarizes all RSU activity during 2010:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE PER SHARE
Nonvested, December 31, 2009	38,083	$19.90
Granted	17,493	17.55
Vested	(12,705)	24.48
Reinvested dividend equivalents	1,764	16.90
Forfeited	(3,458)	17.36
Nonvested, December 31, 2010	**41,177**	**17.57**

The following table provides data related to all RSU activity:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS EXCEPT YEARS)	**2010**	2009	2008
Total grant date fair-value-based amount of shares vested	**$311**	$131	$119
Total compensation cost related to nonvested RSU awards not yet recognized, pre-tax	**$230**	$198	$257
Weighted-average period in years over which RSU cost is expected to be recognized	**1.4**	1.3	1.5

D. Performance Share Awards (PSAs) and Performance-Contingent Share Awards (PCSAs)

Senior and other key members of management may receive PSA grants and were eligible to receive PCSA grants. PSAs are accounted for using a fair-value-based method at the date of grant in the consolidated statements of income beginning with grants in 2006. Further, PSAs generally are amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate. PCSAs, which have not been awarded since 2005, were accounted for using the intrinsic value method in the consolidated statements of income. In most instances, PSA grants vest after three years, and PCSA grants vested after five years, of continuous service from the grant date. In certain instances, PCSA grants vested over two to four years of continuous service from the grant date. The vesting terms are equal to the contractual terms.

PSAs entitle the holder, and PCSAs entitled the holder, upon vesting, to receive a number of shares of Pfizer common stock, within a range of shares from zero to 200% of the holder's target award, calculated using a formula that measures Pfizer's performance relative to an industry peer group over a specified performance period. PSA grants vest and are paid based on a formula that measures our performance using total shareholder return over a specified performance period relative to an industry peer group. PSCA grants, which were made prior to 2006 and which have all been settled, vested and were paid based on a formula that measured our performance using total shareholder return and the change in diluted EPS over a specified performance period relative to an industry peer group. The Compensation Committee of the Company's Board of Directors had, with respect to PCSAs, and has, with respect to PSAs, discretion to authorize the payment of fewer shares to a holder than the number of shares determined pursuant to the applicable formula.

We measure PSA grants using a fair-value-based amount, which is derived from a Monte Carlo simulation model, times the target number of shares. The target number of shares is determined by reference to the fair value of share-based awards to similar employees in the industry peer group. We measured PCSA grants at intrinsic value whereby the probable award was allocated over the term of the award, and then the resulting shares were adjusted to the fair value of our common stock at each accounting period until the date of payment.

The weighted-average assumptions used in the valuation of PSAs are as follows:

	YEAR ENDED DECEMBER 31,		
	2010	2009	2008
Risk-free interest rate	**1.24%**	1.95%	2.05%
Expected Pfizer stock price volatility	**26.75%**	40.40%	27.21%
Average peer stock price volatility	**23.64%**	36.30%	32.13%
Contractual term in years	**3**	3	3

The following table summarizes all PSA and PCSA activity during 2010, with the shares granted representing the maximum award that could be achieved:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE PER SHARE
Nonvested, December 31, 2009	6,118	$23.07
Granted	2,531	19.17
Vested	(163)	17.69
Forfeited	(4,023)	20.75
Modifications[(a)]	706	14.18
Nonvested, December 31, 2010	**5,169**	**21.92**

(a) Modifications include pro-ration of the awards for service to the date of termination for 15 former employees in 2010. The modifications were made at the discretion of the Senior Vice President of Worldwide Human Resources, or her designee for 2010. There was no incremental cost related to the modifications.

The following table provides data related to all PSA and PCSA activity:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS, EXCEPT YEARS)	**2010**	2009	2008
Total intrinsic value of vested PSA/PCSA shares	**$3**	$37	$15
Total compensation cost related to nonvested PSA grants not yet recognized, pre-tax	**$18**	$17	$20
Weighted-average period in years over which PSA cost is expected to be recognized	**2**	2	2

E. Total Shareholder Return Units (TSRUs)

Total Shareholder Return Units (TSRUs) (formerly known as Stock Appreciation Rights (SARs)) are awarded to senior and other key management. TSRUs entitle the holders to receive, two years after the end of the three-year vesting term, a number of shares of our common stock with a value equal to the difference between the defined settlement price and the grant price, plus the dividends accumulated during the five-year term, if and to the extent the total value is positive. The settlement price is the average closing price of Pfizer common stock during the 20 trading days ending on the fifth anniversary of the grant; the grant price is the closing price of Pfizer common stock on the date of the grant.

The TSRUs are automatically settled on the fifth anniversary of the grant but vest on the third anniversary of the grant, after which time there no longer is a risk of forfeiture, other than a loss or recapture due to a violation by the holder of the restrictive covenants set forth in the TSRU grant documents. TSRUs are accounted for using a fair-value-based method at the date of grant in the consolidated statements of income and generally are amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate.

The fair-value-based method for valuing the TSRUs uses the Monte Carlo simulation model. The model incorporates a number of valuation assumptions noted in the following table, shown at their weighted-average values:

	TSRUs 2010	TSRUs 2009
Expected dividend yield[a]	3.99%	4.55%
Risk-free interest rate[b]	2.34%	2.35%
Expected stock price volatility[c]	26.76%	36.92%
Expected term[d] (years)	5.00	5.00

(a) Determined using a constant dividend yield during the expected term of the TSRU.
(b) Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
(c) Determined using implied volatility, after consideration of historical volatility.
(d) Determined using the contractual term.

The following summarizes all TSRU activity during 2010:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE GRANT DATE VALUE PER SHARE
Nonvested, December 31, 2009	8,681	$17.04
Granted	5,104	17.67
Vested	(78)	16.60
Forfeited	(1,070)	16.96
Nonvested, December 31, 2010	12,637	17.30

The following table provides data related to all TSRU activity:

(MILLIONS OF DOLLARS, EXCEPT PER TSRU AMOUNTS AND YEARS)	YEAR ENDED DECEMBER 31, 2010	2009
Weighted-average grant date fair value per TSRU	$4.25	$4.26
Total compensation cost related to nonvested TSRU grants not yet recognized, pre-tax	$ 18	$ 23
Weighted-average period in years over which TSRU cost is expected to be recognized	1.5	2.1

16. Earnings per Common Share Attributable to Common Shareholders

Basic and diluted EPS were computed using the following common share data:

	YEAR ENDED DECEMBER 31,		
(IN MILLIONS)	2010	2009	2008
EPS Numerator—Basic:			
Income from continuing operations	$8,298	$8,630	$8,049
Less: Net income attributable to noncontrolling interests	32	9	23
Income from continuing operations attributable to Pfizer Inc.	8,266	8,621	8,026
Less: Preferred stock dividends—net of tax	2	2	3
Income from continuing operations attributable to Pfizer Inc. common shareholders	8,264	8,619	8,023
Discontinued operations—net of tax	(9)	14	78
Net income attributable to Pfizer Inc. common shareholders	$8,255	$8,633	$8,101
EPS Numerator—Diluted:			
Income from continuing operations attributable to Pfizer Inc. common shareholders and assumed conversions	$8,266	$8,621	$8,026
Discontinued operations—net of tax	(9)	14	78
Net income attributable to Pfizer Inc. common shareholders and assumed conversions	$8,257	$8,635	$8,104
EPS Denominator:			
Weighted-average number of common shares outstanding—Basic	8,036	7,007	6,727
Common-share equivalents: stock options, stock issuable under employee compensation plans and convertible preferred stock	38	38	23
Weighted-average number of common shares outstanding—Diluted	8,074	7,045	6,750
Stock options that had exercise prices greater than the average market price of our common stock issuable under employee compensation plans[(a)]	413	400	489

[(a)] These common stock equivalents were outstanding during 2010, 2009 and 2008 but were not included in the computation of diluted EPS for those years because their inclusion would have had an anti-dilutive effect.

17. Lease Commitments

We lease properties and equipment for use in our operations. In addition to rent, the leases may require us to pay directly for taxes, insurance, maintenance and other operating expenses or to pay higher rent when operating expenses increase. Rental expense, net of sublease income, was $394 million in 2010, $364 million in 2009 and $370 million in 2008. This table shows future minimum rental commitments under non-cancelable operating leases as of December 31 for the following years:

(MILLIONS OF DOLLARS)	2011	2012	2013	2014	2015	AFTER 2015
Lease commitments	$185	$158	$138	$113	$95	$756

18. Insurance

Our insurance coverage reflects market conditions (including cost and availability) existing at the time it is written, and our decision to obtain insurance coverage or to self-insure varies accordingly. Depending upon the cost and availability of insurance and the nature of the risk involved, the amount of self-insurance may be significant. The cost and availability of coverage have resulted in self-insuring certain exposures, including product liability. If we incur substantial liabilities that are not covered by insurance or substantially exceed insurance coverage and that are in excess of existing accruals, there could be a material adverse effect on our results of operations in any particular period (see *Note 19. Legal Proceedings and Contingencies*).

19. Legal Proceedings and Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We do not believe any of them will have a material adverse effect on our financial position.

We record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a "more-likely-than-not" standard, and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not. We record accruals for all other contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, we accrue that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, we accrue the minimum of such probable range. Many claims involve highly complex issues relating to causation, label warnings, scientific evidence, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see *Note 1C. Significant Accounting Policies: Estimates and Assumptions*). Our assessments are based on estimates and assumptions that have been deemed reasonable by management. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have substantial defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Patent claims include challenges to the coverage and/or validity of our patents on various products or processes. Although we believe we have substantial defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Among the principal matters pending to which we are a party are the following:

A. Patent Matters

Like other pharmaceutical companies, we are involved in numerous suits relating to our patents, including but not limited to those discussed below. Most of the suits involve claims by generic drug manufacturers that patents covering our products, processes or dosage forms are invalid and/or do not cover the product of the generic manufacturer. Also, counterclaims as well as various independent actions have been filed claiming that our assertions of, or attempts to enforce, our patent rights with respect to certain products constitute unfair competition and/or violations of the antitrust laws. In addition to the challenges to the U.S. patents on a number of our products that are discussed below, we note that the patent rights to certain of our products, including without limitation Lipitor, are being challenged in various other countries.

Lipitor (atorvastatin)

In November 2008, Apotex Inc. notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lipitor. Apotex Inc. asserts the invalidity of our enantiomer patent, which (including the six-month pediatric exclusivity period) expires in June 2011, and the non-infringement of certain later-expiring patents. In December 2008, we filed suit against Apotex Inc. in the U.S. District Court for the District of Delaware and the U.S. District Court for the Northern District of Illinois asserting the validity and infringement of the enantiomer patent. In August 2009, our action in the District of Delaware was transferred to the Northern District of Illinois and consolidated with our pending action there.

In May 2009, Matrix Laboratories Limited (Matrix), a subsidiary of Mylan Inc., notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lipitor. Matrix asserted the non-infringement of our patent covering the crystalline form of atorvastatin, which (including the six-month pediatric exclusivity period) expires in 2017, and two other Lipitor patents. Matrix did not challenge our enantiomer patent. In June 2009, we filed actions against Matrix, Mylan Inc. and another Mylan subsidiary in the U.S. District Court for the District of Delaware and the U.S. District Court for the Northern District of West Virginia asserting the infringement of the crystalline patent and two process patents that expire in 2016. In November 2009, our action in the Northern District of West Virginia was transferred to the District of Delaware and consolidated with our pending action there. In January 2011, we settled this action on terms that are confidential and not material to the Company.

In October 2009, Dr. Reddy's Laboratories Ltd. and Dr. Reddy's Laboratories, Inc. (collectively, Dr. Reddy's) and KUDCO Ireland, Ltd. and Kremers Urban LLC (collectively, KUDCO) notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Lipitor. Both of the abbreviated new drug applications cover the 10, 20 and 40 mg dosage strengths, and KUDCO's abbreviated new drug application also covers the 80 mg dosage strength. Dr. Reddy's and KUDCO assert the invalidity and/or non-infringement of our patent covering the crystalline form of atorvastatin and two other Lipitor patents. They have not challenged our enantiomer patent. In December 2009, we filed actions against Dr. Reddy's and KUDCO in the U.S. District Court for the District of Delaware asserting the infringement of our crystalline patent. In addition, in December 2010, we filed an action against Dr. Reddy's in the same court asserting the infringement of the same patent in connection with Dr. Reddy's additional abbreviated new drug application seeking approval to market a generic version of the 80 mg dosage strength.

In July 2010, Actavis, Inc. and Actavis Pharma Manufacturing Pvt. Ltd. (collectively, Actavis) notified us that they had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lipitor. Actavis asserts the non-infringement of our patent covering the crystalline form of atorvastatin and two other Lipitor patents. Actavis has not challenged our enantiomer patent. In August 2010, we filed an action against Actavis in the U.S. District Court for the District of Delaware asserting the infringement of our crystalline patent.

Caduet (atorvastatin/amlodipine combination)
In August 2009, Sandoz Inc., a division of Novartis AG (Sandoz), notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Caduet. In that filing and in a declaratory judgment action brought by Sandoz in October 2009 in the U.S. District Court for the District of Colorado, collectively, Sandoz asserts the invalidity of our patent covering the atorvastatin/amlodipine combination, which expires in 2018, and the invalidity and non-infringement of three patents for Lipitor which (including the six-month pediatric exclusivity period) expire between 2013 and 2017. Sandoz has not challenged our enantiomer patent for Lipitor. In October 2009, we filed suit against Sandoz in the U.S. District Court for the District of Delaware and the U.S. District Court for the District of Colorado asserting the infringement of the atorvastatin/amlodipine combination patent. In February 2010, our action and Sandoz's action in the District of Colorado were transferred to the District of Delaware and consolidated with our pending action there.

In December 2009, Mylan Pharmaceuticals Inc. notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Caduet. Mylan Pharmaceuticals Inc. asserted the invalidity of our patent covering the atorvastatin/amlodipine combination and the non-infringement of three patents for Lipitor which (including the six-month pediatric exclusivity period) expire between 2013 and 2017. Mylan Pharmaceuticals Inc. did not challenge our enantiomer patent for Lipitor. In February 2010, we filed suit against Mylan Pharmaceuticals Inc. in the U.S. District Court for the District of Delaware asserting the infringement of the atorvastatin/amlodipine combination patent. In January 2011, we settled this action. Under the settlement agreement, Mylan Pharmaceuticals Inc. will have certain rights to launch a generic atorvastatin/amlodipine combination product in the U.S. beginning on November 30, 2011; other terms of the settlement agreement are confidential and not material to the Company.

Viagra (sildenafil)
In March 2010, we brought a patent-infringement action in the U.S. District Court for the Eastern District of Virginia against Teva Pharmaceuticals USA, Inc. (Teva USA) and Teva Pharmaceutical Industries Ltd. (Teva Pharmaceutical Industries), which had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Viagra. Teva USA and Teva Pharmaceutical Industries assert the invalidity and non-infringement of the Viagra use patent, which expires in 2019, but have not challenged the basic patent, which expires in 2012.

In October 2010, we filed a patent-infringement action with respect to Viagra in the U.S. District Court for the Southern District of New York against Apotex Inc. and Apotex Corp., Mylan Pharmaceuticals Inc. and Mylan Inc., Actavis and Amneal Pharmaceuticals LLC. These generic manufacturers have filed abbreviated new drug applications with the FDA seeking approval to market their generic versions of Viagra. They assert the invalidity and non-infringement of the Viagra use patent, but have not challenged the basic patent.

Sutent (sunitinib malate)
In May 2010, Mylan Pharmaceuticals Inc. notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Sutent and challenging on various grounds the Sutent basic patent, which expires in 2021, and two other patents, which expire in 2020 and 2021. In June 2010, we filed suit against Mylan Pharmaceuticals Inc. in the U.S. District Court for the District of Delaware asserting the infringement of those three patents.

Detrol (tolterodine)
In March 2004, we brought a patent-infringement suit in the U.S. District Court for the District of New Jersey against Teva USA, which had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Detrol. In January 2007, Teva USA withdrew its challenge to our patent, and the patent-infringement suit was dismissed. Also in January 2007, Ivax Pharmaceuticals, Inc. (Ivax), a wholly owned subsidiary of Teva USA, amended its previously filed abbreviated new drug application for tolterodine to challenge our basic patent for Detrol, and we brought a patent-infringement action against Ivax in the U.S. District Court for the District of New Jersey. The basic patent (including the six-month pediatric exclusivity period) expires in September 2012. In January 2010, the court issued a decision in our favor, upholding the basic patent. The court entered an order preventing the FDA from approving Ivax's abbreviated new drug application for Detrol before the expiration of the basic patent in September 2012. Ivax and Teva USA have appealed the District Court's decision to the U.S. Court of Appeals for the Federal Circuit.

Detrol LA (tolterodine)
In October 2007 and January 2008, respectively, Teva USA and Impax Laboratories, Inc. notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Detrol LA, an extended-release formulation of Detrol (tolterodine). They are challenging on various grounds the basic patent, which (including the six-month pediatric exclusivity period) expires in 2012, and three formulation patents, which (including the six-month pediatric exclusivity period) expire in 2020. We filed actions against them in the U.S. District Court for the Southern District of New York asserting the infringement of the basic patent and two of the formulation patents. These actions subsequently were transferred to the U.S. District Court for the District of New Jersey.

In March 2008 and May 2010, respectively, Sandoz and Mylan Pharmaceuticals Inc. notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Detrol LA. They assert the invalidity and/or non-infringement of three formulation patents for Detrol LA. They have not challenged the basic patent. In June 2010, we filed actions against Sandoz and Mylan Pharmaceuticals Inc. in the U.S. District Court for the District of New Jersey asserting the infringement of two of the formulation patents.

Lyrica (pregabalin)
Beginning in March 2009, several generic manufacturers notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Lyrica capsules. Each of the generic manufacturers is challenging one or more of three patents for Lyrica: the basic patent, which expires in 2018, and two other patents, which expire in 2013 and 2018. Each of the generic manufacturers asserts the invalidity and/or the non-infringement of the patents subject to challenge. Beginning in April 2009, we filed actions against these generic manufacturers in the U.S. District Court for the District of Delaware asserting the infringement and validity of our patents for Lyrica. All of these cases have been consolidated in the District of Delaware.

In August and November 2010, respectively, Lupin Limited (Lupin) and Novel Laboratories, Inc. (Novel) notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Lyrica oral solution 20 mg/mL and asserting the invalidity and/or infringement of our three patents for Lyrica referred to above. In October 2010 and January 2011, respectively, we filed actions against Lupin and Novel in the U.S. District Court for the District of Delaware asserting the validity and infringement of all three patents.

We also have filed patent-infringement actions in Canada against certain generic manufacturers who are seeking approval to market generic versions of Lyrica capsules in that country.

Zyvox (linezolid)
In December 2009, Teva Parenteral Medicines Inc. (Teva Parenteral) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Zyvox. Teva Parenteral asserts the invalidity and non-infringement of the basic Zyvox patent, which (including the six-month pediatric exclusivity period) expires in 2015, and another patent that expires in 2021. In January 2010, we filed suit against Teva Parenteral in the U.S. District Court for the District of Delaware asserting the infringement of the basic patent.

Chantix (varenicline)
In July 2010, we received notices from Apotex Inc. and Apotex Corp. and from Mylan Pharmaceuticals Inc. that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Chantix. They assert the invalidity of our patent covering the tartrate salt of varenicline and the non-infringement of our crystalline form patent, both of which expire in 2022. They have not challenged the basic patent, which expires in 2020. In August 2010, we filed actions against Apotex Inc. and Apotex Corp. and against Mylan Pharmaceuticals Inc. in the U.S. District Court for the Southern District of New York asserting the infringement of both of the challenged patents. In December 2010, both of these actions were voluntarily dismissed by us without prejudice.

Aricept (donepezil hydrochloride)
In October 2005, Teva USA notified Eisai Co., Ltd. (Eisai) that Teva USA had filed an abbreviated new drug application with the FDA challenging on various grounds Eisai's basic patent for Aricept and seeking approval to market a generic version of Aricept. In December 2005, Eisai filed suit against Teva USA in the U.S. District Court for the District of New Jersey asserting infringement of that patent. This action was dismissed voluntarily in November 2010 upon the expiration of the basic patent. We co-promote Aricept with Eisai in the U.S., but we were not a party to Eisai's patent-infringement action.

Neurontin (gabapentin)
In August 2005, the U.S. District Court for the District of New Jersey held that the generic gabapentin (Neurontin) products of a number of generic manufacturers did not infringe our gabapentin low-lactam patent, which expires in 2017, and it granted summary judgment in their favor. Several generic manufacturers launched their gabapentin products in 2004 and 2005. In September 2007, the U.S. Court of Appeals for the Federal Circuit reversed the District Court's summary judgment decision and remanded the case to the District Court for trial on the patent-infringement issue. If successful at trial, we intend to seek compensation from the generic manufacturers for damages resulting from their at-risk launches of generic gabapentin.

Relpax (eletriptan)
In June 2010, we received notices from Apotex Inc. and Apotex Corp. and from Teva USA that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Relpax. They assert the non-infringement of our patent covering the crystalline form of eletriptan, which expires in 2017. They have not challenged the basic patent, which expires in 2016. In July 2010, we filed actions against Apotex Inc. and Apotex Corp. and against Teva USA in the U.S. District Court for the Southern District of New York asserting the infringement of the crystalline patent.

Protonix (pantoprazole sodium)
Wyeth has a license to market Protonix in the U.S. from Nycomed GmbH (Nycomed), which owns the patents relating to Protonix. The basic patent (including the six-month pediatric exclusivity period) for Protonix expired in January 2011.

Following their respective filings of abbreviated new drug applications with the FDA, Teva USA and Teva Pharmaceutical Industries, Sun Pharmaceutical Advanced Research Centre Ltd. and Sun Pharmaceutical Industries Ltd. (collectively, Sun) and KUDCO Ireland, Ltd. (KUDCO Ireland) received final FDA approval to market their generic versions of Protonix 20 mg and 40 mg delayed-release tablets. Wyeth and Nycomed filed actions against those generic manufacturers in the U.S. District Court for the District of New Jersey, which subsequently were consolidated into a single proceeding, alleging infringement of the basic patent and seeking declaratory and injunctive relief. Following the court's denial of a preliminary injunction sought by Wyeth and Nycomed, Teva USA and Teva Pharmaceutical Industries and Sun launched their generic versions of Protonix tablets at risk in December 2007 and

January 2008, respectively. Wyeth launched its own generic version of Protonix tablets in January 2008, and Wyeth and Nycomed filed amended complaints in the pending patent-infringement action seeking compensation for damages resulting from Teva USA's, Teva Pharmaceutical Industries' and Sun's at-risk launches.

In April 2010, the jury in the pending patent-infringement action upheld the validity of the basic patent for Protonix. In July 2010, the court upheld the jury verdict, but it did not issue a judgment against Teva USA, Teva Pharmaceutical Industries or Sun because of their other claims relating to the patent that still are pending. Wyeth and Nycomed will continue to pursue all available legal remedies against those generic manufacturers, including compensation for damages resulting from their at-risk launches.

Separately, Wyeth and Nycomed are defendants in purported class actions brought by direct and indirect purchasers of Protonix in the U.S. District Court for the District of New Jersey. Plaintiffs seek damages, on behalf of the respective putative classes, for the alleged violation of antitrust laws in connection with the procurement and enforcement of the patents for Protonix. These purported class actions have been stayed pending resolution of the underlying patent litigation in the U.S. District Court for the District of New Jersey.

Rapamune (sirolimus)
In March 2010, Watson Laboratories, Inc. (Watson) and Ranbaxy Laboratories Limited (Ranbaxy) notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Rapamune. Watson and Ranbaxy assert the invalidity and non-infringement of a method-of-use patent which (including the six-month pediatric exclusivity period) expires in 2014 and a solid-dosage formulation patent which (including the six-month pediatric exclusivity period) expires in 2018. In April 2010, we filed actions against Watson and Ranbaxy in the U.S. District Court for the District of Delaware and against Watson in the U.S. District Court for the Southern District of Florida asserting the infringement of the method-of-use patent. In June 2010, our action in the Southern District of Florida was transferred to the District of Delaware and consolidated with our pending action there.

ReFacto and Xyntha
In February 2008, Novartis Vaccines and Diagnostics, Inc. (Novartis) filed suit against Wyeth and a subsidiary of Wyeth in the U.S. District Court for the Eastern District of Texas alleging that Wyeth's ReFacto and Xyntha products infringe two Novartis patents. Novartis's complaint seeks damages, including treble damages, for alleged willful infringement. Wyeth and its subsidiary assert, among other things, the invalidity and non-infringement of the Novartis patents. In November 2009, Novartis added a third patent to its infringement claim against Wyeth and its subsidiary. In August 2010, Novartis granted Wyeth and its subsidiary a covenant not to sue on the third patent and withdrew that patent from its pending action.

In May 2008, a subsidiary of Wyeth filed suit in the U.S. District Court for the District of Delaware against Novartis seeking a declaration that the two Novartis patents initially asserted against Wyeth and its subsidiary in the action referred to in the preceding paragraph are invalid on the ground that the Wyeth subsidiary was the first to invent the subject matter. In February 2010, the District of Delaware declined to invalidate those two Novartis patents. In March 2010, the Wyeth subsidiary appealed the decision to the U.S Court of Appeals for the Federal Circuit.

Tygacil (tigecycline)
In October 2009, Sandoz notified Wyeth that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Tygacil. Sandoz asserts the invalidity and non-infringement of two of Wyeth's patents relating to Tygacil, including the basic patent, which expires in 2016. In December 2009, Wyeth filed suit against Sandoz in the U.S. District Court for the District of Delaware asserting infringement of the basic patent.

B. Product Litigation

Like other pharmaceutical companies, we are defendants in numerous cases, including but not limited to those discussed below, related to our pharmaceutical and other products. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss.

Asbestos

- Quigley

Quigley Company, Inc. (Quigley), a wholly owned subsidiary, was acquired by Pfizer in 1968 and sold small amounts of products containing asbestos until the early 1970s. In September 2004, Pfizer and Quigley took steps that were intended to resolve all pending and future claims against Pfizer and Quigley in which the claimants allege personal injury from exposure to Quigley products containing asbestos, silica or mixed dust. We recorded a charge of $369 million pre-tax ($229 million after-tax) in the third quarter of 2004 in connection with these matters.

In September 2004, Quigley filed a petition in the U.S. Bankruptcy Court for the Southern District of New York seeking reorganization under Chapter 11 of the U.S. Bankruptcy Code. In March 2005, Quigley filed a reorganization plan in the Bankruptcy Court that needed the approval of both the Bankruptcy Court and the U.S. District Court for the Southern District of New York after receipt of the vote of 75% of the claimants. In connection with that filing, Pfizer entered into settlement agreements with lawyers representing more than 80% of the individuals with claims related to Quigley products against Quigley and Pfizer. The agreements provide for a total of $430 million in payments, of which $215 million became due in December 2005 and is being paid to claimants upon receipt by the Company of certain required documentation from each of the claimants. The reorganization plan provided for the establishment of a Trust (the Trust) for the payment of all remaining pending claims as well as any future claims alleging injury from exposure to Quigley products.

In February 2008, the Bankruptcy Court authorized Quigley to solicit an amended reorganization plan for acceptance by claimants. According to the official report filed with the court by the balloting agent in July 2008, the requisite number of votes was cast in favor of the amended plan of reorganization.

The Bankruptcy Court held a confirmation hearing with respect to Quigley's amended plan of reorganization that concluded in December 2009. In September 2010, the Bankruptcy Court declined to confirm the amended reorganization plan. Pfizer and Quigley are seeking to address the Bankruptcy Court's concerns regarding the amended reorganization plan and currently intend to submit a revised plan for consideration by the court. There is no assurance that such a revised plan will be submitted or that, if submitted, it will be approved by the Bankruptcy Court. As a result of the foregoing, Pfizer recorded additional charges for this matter of approximately $1.3 billion pre-tax (approximately $800 million after-tax) in 2010. Further, in order to preserve its right to address certain legal issues raised in the court's opinion, in October 2010, Pfizer filed a notice of appeal and motion for leave to appeal the Bankruptcy Court's decision denying confirmation.

In a separately negotiated transaction with an insurance company in August 2004, we agreed to a settlement related to certain insurance coverage which provides for payments to us over a ten-year period of amounts totaling $405 million.

- Other Matters

Between 1967 and 1982, Warner-Lambert owned American Optical Corporation, which manufactured and sold respiratory protective devices and asbestos safety clothing. In connection with the sale of American Optical in 1982, Warner-Lambert agreed to indemnify the purchaser for certain liabilities, including certain asbestos-related and other claims. As of December 31, 2010, approximately 88,000 claims naming American Optical and numerous other defendants were pending in various federal and state courts seeking damages for alleged personal injury from exposure to asbestos and other allegedly hazardous materials. Warner-Lambert is actively engaged in the defense of, and will continue to explore various means to resolve, these claims.

Warner-Lambert and American Optical brought suit in state court in New Jersey against the insurance carriers that provided coverage for the asbestos and other allegedly hazardous materials claims related to American Optical. A majority of the carriers subsequently agreed to pay for a portion of the costs of defending and resolving those claims. The litigation continues against the carriers who have disputed coverage or how costs should be allocated to their policies, and the court held that Warner-Lambert and American Optical are entitled to coverage by those carriers of a portion of the costs associated with those claims. The case is now in the allocation phase, in which the court will determine the amounts currently due from the carriers who have disputed coverage or allocation as well as their respective coverage obligations going forward.

Numerous lawsuits are pending against Pfizer in various federal and state courts seeking damages for alleged personal injury from exposure to products containing asbestos and other allegedly hazardous materials sold by Gibsonburg Lime Products Company (Gibsonburg). Gibsonburg was acquired by Pfizer in the 1960s and sold small amounts of products containing asbestos until the early 1970s.

There also is a small number of lawsuits pending in various federal and state courts seeking damages for alleged exposure to asbestos in facilities owned or formerly owned by Pfizer or its subsidiaries.

Celebrex and Bextra

- Securities and ERISA Actions

Beginning in late 2004, actions, including purported class actions, were filed in various federal and state courts against Pfizer, Pharmacia Corporation (Pharmacia) and certain current and former officers, directors and employees of Pfizer and Pharmacia. These actions include (i) purported class actions alleging that Pfizer and certain current and former officers of Pfizer violated federal securities laws by misrepresenting the safety of Celebrex and Bextra, and (ii) purported class actions filed by persons who claim to be participants in the Pfizer or Pharmacia Savings Plan alleging that Pfizer and certain current and former officers, directors and employees of Pfizer or, where applicable, Pharmacia and certain former officers, directors and employees of Pharmacia, violated certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) by selecting and maintaining Pfizer stock as an investment alternative when it allegedly no longer was a suitable or prudent investment option. In June 2005, the federal securities and ERISA actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Pfizer Inc. Securities, Derivative and "ERISA" Litigation MDL-1688*) in the U.S. District Court for the Southern District of New York.

- Securities Action in New Jersey

In 2003, several purported class action complaints were filed in the U.S. District Court for the District of New Jersey against Pharmacia, Pfizer and certain former officers of Pharmacia. The complaints allege that the defendants violated federal securities laws by misrepresenting the data from a study concerning the gastrointestinal effects of Celebrex. These cases were consolidated for pre-trial proceedings in the District of New Jersey (*Alaska Electrical Pension Fund et al. v. Pharmacia Corporation et al.*). In January 2007, the court certified a class consisting of all persons who purchased Pharmacia securities from April 17, 2000 through February 6, 2001 and were damaged as a result of the decline in the price of Pharmacia's securities allegedly attributable to the misrepresentations. Plaintiffs seek damages in an unspecified amount.

In October 2007, the court granted defendants' motion for summary judgment and dismissed the plaintiffs' claims. In November 2007, the plaintiffs appealed the decision to the U.S. Court of Appeals for the Third Circuit. In January 2009, the Third Circuit vacated the District Court's grant of summary judgment in favor of defendants and remanded the case to the District Court for further proceedings. The Third Circuit also held that the District Court erred in determining that the class period ended on February 6, 2001, and directed that the class period end on August 5, 2001. In June 2009, the District Court stayed proceedings in the case pending a determination by the U.S. Supreme Court with regard to defendants' petition for certiorari seeking reversal of the Third Circuit's decision. In May 2010, the U.S. Supreme Court denied defendants' petition for certiorari, and the case has been remanded to the District Court for further proceedings.

- Other

Pfizer and several predecessor and affiliated companies, including Monsanto Company (Monsanto), are defendants in an action brought by Brigham Young University (BYU) and a BYU professor in the U.S. District Court for the District of Utah alleging, among other things, breach by Monsanto of a 1991 research agreement with BYU. Plaintiffs claim that research under that agreement led to the discovery of Celebrex and that, as a result, they are entitled to a share of the profits from Celebrex sales. Plaintiffs seek, among other things, compensatory and punitive damages.

Various Drugs: Off-Label Promotion Actions

- Shareholder Derivative Actions

Beginning in September 2009, a number of shareholder derivative actions were filed in the U.S. District Court for the Southern District of New York, the Supreme Court of the State of New York, County of New York, and the Court of Chancery of the State of Delaware against certain of our current and former officers and directors. Pfizer is named as a nominal defendant. These actions allege that the individual defendants breached fiduciary duties by, among other things, causing or allowing Pfizer to engage in off-label promotion of certain drugs, including Bextra. Damages in unspecified amounts and other unspecified relief are sought on behalf of Pfizer. In November 2009, the federal cases were consolidated in the Southern District of New York (*In re Pfizer Inc Shareholder Derivative Litigation*).

In June 2010, the action in state court in New York was stayed pending the outcome of the consolidated federal action. In July 2010, the plaintiffs appealed the stay order to the Appellate Division of the Supreme Court of the State of New York. In August and September 2010, respectively, the two actions in state court in Delaware were stayed pending the outcome of the consolidated federal action.

In December 2010, the court in the consolidated federal action granted preliminary approval of a settlement agreement among the parties and scheduled a hearing in March 2011 to consider final approval. Subject to final court approval, the settlement agreement provides, among other things, that (i) Pfizer will create a new Regulatory and Compliance Committee of its Board of Directors to monitor the Company's compliance with applicable legal and regulatory healthcare requirements, and (ii) the Company's directors and officers liability insurance carriers will establish a $75 million fund, a portion of which will be used to pay the plaintiffs' legal fees and expenses and the balance of which will be available to fund the activities of the new Regulatory and Compliance Committee for a period of five years. In connection with the settlement agreement, the defendants denied any wrongdoing related to the claims asserted in the action.

- Securities Action

In May 2010, a purported class action was filed in the U.S. District Court for the Southern District of New York against Pfizer and several of our current and former officers. The complaint alleges that the defendants violated federal securities laws by failing to disclose that Pfizer was engaged in off-label marketing of certain drugs. Plaintiffs seek damages in an unspecified amount.

- Actions by Health Care Service Corporation

In June 2010, Health Care Service Corporation (HCSC), for itself and its affiliates, Blue Cross and Blue Shield plans in Illinois, New Mexico, Oklahoma and Texas, filed an action against us in the U.S. District Court for the Eastern District of Texas. In July 2010, HCSC amended its complaint. The complaint, as amended, alleges that we engaged in deceptive marketing activities, including off-label promotion, and the payment of improper remuneration to health care professionals with respect to Bextra and Celebrex in violation of, among other things, the federal Racketeer Influenced and Corrupt Organizations (RICO) Act and the Illinois Consumer Fraud Act. In December 2010, this action was transferred to the Multi-District Litigation (*In re Celebrex and Bextra Marketing, Sales Practices and Product Liability Litigation MDL-1699*) in the U.S. District Court for the Northern District of California. In July 2010, HCSC also filed a separate lawsuit against us in the U.S. District Court for the Eastern District of Texas including substantially similar allegations regarding Geodon, Lyrica and Zyvox. In both actions, HCSC seeks to recover the amounts that it paid for the specified drugs on behalf of its members in Illinois, New Mexico, Oklahoma, and Texas, as well as treble damages and punitive damages.

Hormone-Replacement Therapy

Pfizer and certain wholly owned subsidiaries and limited liability companies, including Wyeth, along with several other pharmaceutical manufacturers, have been named as defendants in numerous lawsuits in various federal and state courts alleging personal injury resulting from the use of certain estrogen and progestin medications primarily prescribed for women to treat the symptoms of menopause. Plaintiffs in these suits allege a variety of personal injuries, including breast cancer, ovarian cancer, stroke and heart disease. Certain co-defendants in some of these actions have asserted indemnification rights against Pfizer and its affiliated companies. The cases against Pfizer and its affiliated companies involve one or more of the following products, all of which remain approved by the FDA: femhrt (which Pfizer divested in 2003); Activella and Vagifem (which are Novo Nordisk products that were marketed by a Pfizer affiliate from 2000 to 2004); Premarin, Prempro, Aygestin, Cycrin and Premphase (which are legacy Wyeth products); and Provera, Ogen, Depo-Estradiol, Estring and generic MPA (which are legacy Pharmacia & Upjohn products). The federal cases have been transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Prempro Products Liability Litigation MDL-1507*) in the U.S. District Court for the Eastern District of Arkansas. Certain of the federal cases have been remanded to their respective District Courts for further proceedings including, if necessary, trial.

This litigation originally included both individual actions as well as various purported nationwide and statewide class actions. However, as a result of the denial of class certification by the courts in certain actions, the voluntary dismissal by the plaintiffs of certain purported class actions and the withdrawal of the class action allegations by the plaintiffs in certain other actions, this litigation now consists of individual actions, a few purported statewide class actions and a purported nationwide class action in Canada.

Pfizer and its affiliated companies, including Wyeth, have prevailed in many of the hormone-replacement therapy actions that have been resolved to date, whether by voluntary dismissal by the plaintiffs, summary judgment, defense verdict or judgment notwithstanding the verdict; a number of these cases have been appealed by the plaintiffs. Certain other hormone-replacement therapy actions have resulted in verdicts for the plaintiffs and have included the award of compensatory and, in some instances, punitive damages; each of these cases has been appealed by Pfizer and/or its affiliated companies. The decisions in a few of the cases that had been appealed by Pfizer and/or its affiliated companies have been upheld by the appellate courts, while several other cases that had been appealed by Pfizer and/or its affiliated companies or by the plaintiffs have been sent back by the appellate courts to their respective trial courts for further proceedings. In addition, a number of hormone-replacement therapy actions have been settled by the parties in advance of trial. Trials of additional hormone-replacement therapy actions are scheduled for 2011.

Pfizer and/or its affiliated companies also have received inquiries from various federal and state agencies and officials relating to the marketing of their hormone-replacement products. In November 2008, the State of Nevada filed an action against Pfizer, Pharmacia & Upjohn Company and Wyeth in state court in Nevada alleging that they had engaged in deceptive marketing of their respective hormone-replacement therapy medications in Nevada in violation of the Nevada Deceptive Trade Practices Act. The action seeks monetary relief, including civil penalties and treble damages. In February 2010, the action was dismissed by the court on the grounds that the statute of limitations had expired. In March 2010, the State of Nevada appealed the court's ruling to the Nevada Supreme Court.

Zoloft and Effexor
A number of individual lawsuits, as well as a multi-plaintiff lawsuit with respect to Effexor, have been filed against us and/or our subsidiaries in various federal and state courts alleging personal injury as a result of the purported ingesting of Zoloft or Effexor.

Trovan
In 2009, we entered into agreements with the Federal Government of Nigeria and the State of Kano, Nigeria, to resolve all of the civil and criminal cases pending against us in Nigeria related to the pediatric clinical study of Trovan that we conducted in Kano during a severe meningitis epidemic in 1996. In 2010, a lawsuit was filed in Nigeria against the State of Kano and us, among others, on behalf of individuals who claim to be former study participants or the parents or guardians of former study participants. The plaintiffs sought to enjoin the part of the settlement agreement with the State of Kano that established a fund to compensate former study participants and the parents and guardians of former study participants for alleged injuries, and the plaintiffs also sought damages for those alleged injuries. In February 2011, the parties to this action and the parties to two substantially similar actions against us in the U.S. entered into an agreement providing for the settlement and dismissal with prejudice of all three actions on terms that are not material to Pfizer. The settlement agreement is subject to our receipt of releases from all of the plaintiffs in the cases.

Neurontin
A number of lawsuits, including purported class actions, have been filed against us in various federal and state courts alleging claims arising from the promotion and sale of Neurontin. The plaintiffs in the purported class actions seek to represent nationwide and certain statewide classes consisting of persons, including individuals, health insurers, employee benefit plans and other third-party payers, who purchased or reimbursed patients for the purchase of Neurontin that allegedly was used for indications other than those included in the product labeling approved by the FDA. In 2004, many of the suits pending in federal courts, including individual actions as well as purported class actions, were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Neurontin Marketing, Sales Practices and Product Liability Litigation MDL-1629*) in the U.S. District Court for the District of Massachusetts. Purported class actions also have been filed against us in various Canadian provincial courts alleging claims arising from the promotion and sale of Neurontin and generic gabapentin.

In the Multi-District Litigation, in 2009, the court denied the plaintiffs' renewed motion for certification of a nationwide class of all consumers and third-party payers who allegedly purchased or reimbursed patients for the purchase of Neurontin for off-label uses from 1994 through 2004. The plaintiffs have filed a motion for reconsideration. Although the court has not yet ruled on the motion for reconsideration, in December 2010, the court partially granted the Company's motion for summary judgment, dismissing the claims of all of the proposed class representatives for third-party payers and two of the six proposed class representatives for individual consumers. One of the proposed class representatives for third-party payers has filed a motion for reconsideration.

Plaintiffs are seeking certification of statewide classes of Neurontin purchasers in actions pending in California, Illinois and Oklahoma. State courts in New York, Pennsylvania, Missouri and New Mexico have declined to certify statewide classes of Neurontin purchasers.

In January 2011, the U.S. District Court for the District of Massachusetts entered an order affirming a jury verdict against us in an action by a third-party payer seeking damages for the alleged off-label promotion of Neurontin in violation of the federal Racketeer Influenced and Corrupt Organizations (RICO) Act and California's Unfair Trade Practices law. The verdict was for $47.4 million, which is subject to automatic trebling to $142.2 million under the RICO Act. In November 2010, the court had entered a separate verdict against us in the amount of $65.4 million under California's Unfair Trade Practices law relating to the same alleged conduct, which amount is included within and is not additional to the $142.2 million trebled amount of the jury verdict. We intend to appeal both verdicts and believe we have good grounds for reversal.

A number of individual lawsuits have been filed against us in various U.S. federal and state courts and in certain other countries alleging suicide, attempted suicide and other personal injuries as a result of the purported ingesting of Neurontin. Certain of the U.S. federal actions have been transferred for consolidated pre-trial proceedings to the same Multi-District Litigation referred to in the first paragraph of this section. In addition, in February 2010 in a proceeding pending in Ontario, Canada, the court certified a class consisting of all persons in Canada, except in Quebec, who purchased and ingested Neurontin prior to August 2004. The plaintiffs claim that Pfizer failed to provide adequate warning of the alleged risks of personal injury associated with Neurontin. The parties have jointly sought court approval to include in this proceeding two purported province-wide class actions pending in Quebec that include substantially similar allegations.

Lipitor
In 2004, a former employee filed a "whistleblower" action against us in the U.S. District Court for the Eastern District of New York. The complaint remained under seal until September 2007, at which time the U.S. Attorney for the Eastern District of New York declined to intervene in the case. We were served with the complaint in December 2007. Plaintiff alleges that, through patient and medical education programs, written materials and other actions aimed at doctors, consumers, payers and investors, the Company promoted Lipitor for use by certain patients contrary to national cholesterol guidelines that plaintiff claims are a part of the labeled indications for the product. Plaintiff alleges violations of the Federal Civil False Claims Act and the false claims acts of certain states and seeks treble damages and civil penalties on behalf of the federal government and the specified states as the result their purchase, or reimbursement of patients for the purchase, of Lipitor allegedly for such off-label uses. Plaintiff also seeks compensation as a whistleblower under those federal and state statutes. In addition, plaintiff alleges that he was wrongfully terminated, in violation of the anti-retaliation provisions of the Federal Civil False Claims Act, the Civil Rights Act of 1964 and applicable New York law, for raising concerns about the alleged off-label promotion of Lipitor and about alleged instances of sexual harassment in the workplace, and he seeks damages and the reinstatement of his employment. In 2009, the court dismissed without prejudice the claims alleging violations of the Federal Civil False Claims Act and the false claims acts of certain states. In 2010, plaintiff filed an amended complaint containing allegations concerning violations of the Federal Civil False Claims Act and the false claims acts of certain states that are substantially similar to the allegations in the original complaint.

Chantix/Champix
A number of individual lawsuits have been filed against us in various federal and state courts alleging suicide, attempted suicide and other personal injuries as a result of the purported ingesting of Chantix, as well as economic loss. Plaintiffs in these actions seek compensatory and punitive damages and the disgorgement of profits resulting from the sale of Chantix. In October 2009, the federal cases were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Chantix (Varenicline) Products Liability Litigation* MDL-2092) in the U.S. District Court for the Northern District of Alabama.

Beginning in December 2008, purported class actions were filed against us in the Ontario Superior Court of Justice (Toronto Region), the Superior Court of Quebec (District of Montreal), the Court of Queen's Bench of Alberta, Judicial District of Calgary, and the Superior Court of British Columbia (Vancouver Registry) on behalf of all individuals and third-party payers in Canada who have purchased and ingested Champix or reimbursed patients for the purchase of Champix. Each of these actions asserts claims under Canadian product liability law, including with respect to the safety and efficacy of Champix, and, on behalf of the putative class, seeks monetary relief, including punitive damages. The actions in Quebec, Alberta and British Columbia have been stayed pending the decision regarding class certification in the Ontario action.

Bapineuzumab
In June 2010, a purported class action was filed in the U.S. District Court for the District of New Jersey against Pfizer, as successor to Wyeth, and several former officers of Wyeth. The complaint alleges that Wyeth and the individual defendants violated federal securities laws by making or causing Wyeth to make false and misleading statements, and by failing to disclose or causing Wyeth to fail to disclose material information, concerning the results of a clinical trial involving bapineuzumab, a product in development for the treatment of Alzheimer's disease. The plaintiff seeks to represent a class consisting of all persons who purchased Wyeth securities from May 21, 2007 through July 2008 and seeks damages in an unspecified amount on behalf of the purported class.

In July 2010, a related action was filed in the U.S. District Court for the Southern District of New York against Elan Corporation (Elan), certain directors and officers of Elan, and Pfizer, as successor to Wyeth. This action asserts claims on behalf of purchasers of call options of Elan, a company that jointly developed bapineuzumab with Wyeth until September 2009. The complaint alleges that Elan, Wyeth and the individual defendants violated federal securities laws by making or causing Elan to make false and misleading statements, and by failing to disclose or causing Elan to fail to disclose material information, concerning the results of a clinical trial involving bapineuzumab. The plaintiff seeks to represent a class consisting of all persons who purchased Elan call options from June 17, 2008 through July 29, 2008 and seeks damages in an unspecified amount on behalf of the purported class.

Thimerosal
Wyeth is a defendant in a number of suits by or on behalf of vaccine recipients alleging that exposure through vaccines to cumulative doses of thimerosal, a preservative used in certain childhood vaccines formerly manufactured and distributed by Wyeth and other vaccine manufacturers, caused severe neurological damage and/or autism in children. While several suits were filed as purported nationwide or statewide class actions, all of the purported class actions have been dismissed, either by the courts or voluntarily by the plaintiffs. In addition to the suits alleging injury from exposure to thimerosal, certain of the cases were brought by parents in their individual capacities for, among other things, loss of services and loss of consortium of the injured child.

The National Childhood Vaccine Injury Act (the Vaccine Act) requires that persons alleging injury from childhood vaccines first file a petition in the U.S. Court of Federal Claims asserting a vaccine-related injury. At the conclusion of that proceeding, petitioners may bring a lawsuit against the manufacturer in federal or state court, provided that they have satisfied certain procedural requirements. Also under the terms of the Vaccine Act, if a petition has not been adjudicated by the U.S. Court of Federal Claims within a specified time period after filing, the petitioner may opt out of the proceeding and pursue a lawsuit against the manufacturer by following certain procedures. Some of the vaccine recipients who have sued Wyeth to date may not have satisfied the conditions to filing a lawsuit that are mandated by the Vaccine Act. The claims brought by parents for, among other things, loss of services and loss of consortium of the injured child are not covered by the Vaccine Act.

In 2002, the Office of Special Masters of the U.S. Court of Federal Claims established an Omnibus Autism Proceeding with jurisdiction over petitions in which vaccine recipients claim to suffer from autism or autism spectrum disorder as a result of receiving thimerosal-containing childhood vaccines and/or the measles, mumps and rubella (MMR) vaccine. There currently are several thousand petitions pending in the Omnibus Autism Proceeding. Special masters of the court have heard six test cases on petitioners' theories that either thimerosal-containing vaccines in combination with the MMR vaccine or thimerosal-containing vaccines alone can cause autism or autism spectrum disorder.

- In February 2009, special masters of the U.S. Court of Federal Claims rejected the three cases brought on the theory that a combination of MMR and thimerosal-containing vaccines caused petitioners' conditions. After these rulings were affirmed by the U.S. Court of Federal Claims, two of them were appealed by petitioners to the U.S. Court of Appeals for the Federal Circuit. In 2010, the Federal Circuit affirmed the decisions of the special masters in both of these cases.
- In March 2010, special masters of the U.S. Court of Federal Claims rejected the three additional test cases brought on the theory that thimerosal-containing vaccines alone caused petitioners' conditions. Petitioners did not seek review by the U.S. Court of Federal Claims of the decisions of the special masters in these latter three test cases, and judgments were entered dismissing the cases in April 2010.
- Petitioners in each of the six test cases have filed an election to bring a civil action.

Pristiq

In late 2007 and early 2008, the following actions were filed in various federal courts: (i) a purported class action alleging that Wyeth and certain former officers of Wyeth violated federal securities laws by misrepresenting the safety of Pristiq during the period before the FDA's issuance in July 2007 of an "approvable letter" for Pristiq for the treatment of vasomotor symptoms, which allegedly caused a decline in the price of Wyeth stock; (ii) a shareholder derivative action alleging that certain former officers of Wyeth and certain former directors of Wyeth, two of whom are now directors of Pfizer, breached fiduciary duties and violated federal securities laws by virtue of the aforementioned alleged misrepresentation; and (iii) a purported class action against Wyeth, the Wyeth Savings Plan Committee, the Wyeth Savings Plan-Puerto Rico Committee, the Wyeth Retirement Committee and certain former Wyeth officers and committee members alleging that they violated certain provisions of ERISA by maintaining Wyeth stock as an investment alternative under certain Wyeth plans notwithstanding their alleged knowledge of the aforementioned alleged misrepresentation.

The U.S. District Court for the Southern District of New York dismissed the ERISA action and denied the plaintiff's motion to amend the complaint in March and August 2010, respectively. In September 2010, the plaintiff appealed both of those rulings to the U.S. Court of Appeals for the Second Circuit. In November 2010, the plaintiff withdrew the appeal, but reserved the right to reinstate the appeal by June 2011. In addition, in January 2011, the shareholder derivative action was voluntarily dismissed by the plaintiff. The purported securities class action remains pending.

C. Commercial and Other Matters

Acquisition of Wyeth

In 2009, a number of retail pharmacies in California brought an action against Pfizer and Wyeth in the U.S. District Court for the Northern District of California. The plaintiffs allege, among other things, that our acquisition of Wyeth violates various federal antitrust laws by creating a monopoly in the manufacture, distribution and sale of prescription drugs in the U.S. In April 2010, the court granted our motion to dismiss the second amended complaint, and the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit.

Acquisition of King Pharmaceuticals, Inc.

In October 2010, several purported class action complaints were filed in federal and state court in Tennessee by shareholders of King Pharmaceuticals, Inc. (King) challenging Pfizer's acquisition of King. King and the individuals who served as the members of King's Board of Directors at the time of the execution of the merger agreement (the King Director Defendants) are named as defendants in all of these actions; Pfizer and Parker Tennessee Corp., a subsidiary of Pfizer, also are named as defendants in most of these actions. The plaintiffs generally allege that (i) the King Director Defendants breached their fiduciary duties to King and its shareholders by authorizing the sale of King to Pfizer for what plaintiffs deem inadequate consideration, and (ii) King and, in the actions in which they are named as defendants, Pfizer and Parker Tennessee Corp. breached and/or aided and abetted the other defendants' alleged breaches of fiduciary duties. The complaint filed in federal court also alleges that King's Schedule 14D-9 recommendation statement for the tender offer contains false statements and omissions of material fact in violation of Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934. The plaintiffs in all of these actions seek damages and rescission the transaction. In November 2010, all of the actions filed in state court were consolidated in the Chancery Court for Sullivan County, Tennessee Second Judicial District, at Bristol. The parties to the consolidated state court action have reached an agreement in principle to resolve that action as a result of certain disclosures regarding the transaction made by King in its amended Schedule 14D-9 recommendation statement for the tender offer dated January 21, 2011. The proposed settlement is subject to, among other things, court approval.

Average Wholesale Price Litigation

A number of states as well as most counties in New York have sued Pharmacia, Pfizer and other pharmaceutical manufacturers alleging that they provided average wholesale price (AWP) information for certain of their products that was higher than the actual prices at which those products were sold. The AWP is used to determine reimbursement levels under Medicare Part B and Medicaid and in many private-sector insurance policies and medical plans. The plaintiffs claim that the alleged spread between the AWPs at which purchasers were reimbursed and the actual sale prices was promoted by the defendants as an incentive to purchase certain of their products. In addition to suing on their own behalf, many of the plaintiff states seek to recover on behalf of individual Medicare Part B co-payers and private-sector insurance companies and medical plans in their states. These various actions generally assert fraud claims as well as claims under state deceptive trade practice laws, and seek monetary and other relief, including civil penalties and treble damages. Several of the suits also allege that Pharmacia and/or Pfizer did not report to the states their best price for certain products under the Medicaid program.

In addition, Pharmacia, Pfizer and other pharmaceutical manufacturers are defendants in a number of purported class action suits in various federal and state courts brought by employee benefit plans and other third-party payers that assert claims similar to those in the state and county actions. These suits allege, among other things, fraud, unfair competition and unfair trade practices and seek monetary and other relief, including civil penalties and treble damages.

All of these state, county and purported class action suits were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Pharmaceutical Industry Average Wholesale Price Litigation MDL-1456*) in the U.S. District Court for the District of Massachusetts. Certain of the state and private suits have been remanded to their respective state courts. In 2006, the claims against Pfizer in the Multi-District Litigation were dismissed with prejudice; the claims against Pharmacia are still pending.

In 2008, the court in the Multi-District Litigation granted preliminary approval with respect to the fairness of a proposed settlement of the claims against 11 defendants, including Pharmacia, for a total of $125 million. It is expected that the court will consider final approval of the settlement later this year. If the settlement is approved, Pharmacia's contribution would not be material.

In addition, Wyeth is a defendant in AWP actions brought by certain states, which are not included in the Multi-District Litigation, as well as AWP actions brought by most counties in New York, almost all of which are included in the Multi-District Litigation. Wyeth also is a defendant in a purported class action in state court in New Jersey brought by two union health and welfare plans on behalf of a putative class consisting of third-party payers, certain consumers and Medicare beneficiaries. These actions against Wyeth would not be included in the proposed settlement referred to in the previous paragraph.

Monsanto-Related Matters
In 1997, Monsanto Company (Former Monsanto) contributed certain chemical manufacturing operations and facilities to a newly formed corporation, Solutia Inc. (Solutia), and spun off the shares of Solutia. In 2000, Former Monsanto merged with Pharmacia & Upjohn Company to form Pharmacia Corporation (Pharmacia). Pharmacia then transferred its agricultural operations to a newly created subsidiary, named Monsanto Company (New Monsanto), which it spun off in a two-stage process that was completed in 2002. Pharmacia was acquired by Pfizer in 2003 and is now a wholly owned subsidiary of Pfizer.

In connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities related to Pharmacia's former agricultural business. New Monsanto is defending and indemnifying Pharmacia for various claims and litigation arising out of, or related to, the agricultural business.

In connection with its spin-off in 1997, Solutia assumed, and agreed to indemnify Pharmacia for, liabilities related to Former Monsanto's chemical businesses. As the result of its reorganization under Chapter 11 of the U.S. Bankruptcy Code, Solutia's indemnification obligations related to Former Monsanto's chemical businesses are limited to sites that Solutia has owned or operated. In addition, in connection with its spinoff that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Former Monsanto's chemical businesses, including, but not limited to, any such liabilities that Solutia assumed. Solutia's and New Monsanto's assumption of and agreement to indemnify Pharmacia for these liabilities apply to pending actions and any future actions related to Former Monsanto's chemical businesses in which Pharmacia is named as a defendant, including, without limitation, actions asserting environmental claims, including alleged exposure to polychlorinated biphenyls.

Pharmacia Cash Balance Pension Plan
In 2006, several current and former employees of Pharmacia Corporation filed a purported class action in the U.S. District Court for the Southern District of Illinois against the Pharmacia Cash Balance Pension Plan (the Plan), Pharmacia Corporation, Pharmacia & Upjohn Company and Pfizer Inc. Plaintiffs seek monetary and injunctive relief on behalf of a class consisting of certain current and former participants in the Plan who accrued a benefit in the Monsanto Company Pension Plan prior to its conversion to a cash balance plan in 1997. In 2002, after various corporate reorganizations, certain of the assets and liabilities of the Monsanto Company Pension Plan were transferred to the Plan. Plaintiffs claim that the Plan violates the age-discrimination provisions of ERISA by providing certain credits to such participants only to age 55. This action has been consolidated in the U.S. District Court for the Southern District of Illinois (*Walker, et al., v. The Monsanto Company Pension Plan et al.*) with purported class actions pending in that court that make largely similar claims against substantially similar cash balance plans sponsored by Monsanto Company and Solutia Inc., each of which was spun off by Pharmacia Corporation or a predecessor of Pharmacia Corporation. In 2008, at the request of the parties, the court issued an order permitting the case to proceed as a class action. In June 2009, the court granted our motion for summary judgment and dismissed the claims against the Plan, Pfizer Inc. and the two Pfizer subsidiaries. In October 2009, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Seventh Circuit. In July 2010, the Seventh Circuit affirmed the District Court's dismissal of the claims against the Plan, Pfizer Inc. and the two Pfizer subsidiaries. In December 2010, the plaintiffs filed a petition for certiorari with the U.S. Supreme Court seeking reversal of the Seventh Circuit's decision.

Trade Secrets Action in California
In 2004, Ischemia Research and Education Foundation (IREF) and its chief executive officer brought an action in California Superior Court, Santa Clara County, against a former IREF employee and Pfizer. Plaintiffs allege that defendants conspired to misappropriate certain information from IREF's allegedly proprietary database in order to assist Pfizer in designing and executing a clinical study of a Pfizer drug. In 2008, the jury returned a verdict for compensatory damages of approximately $38.7 million. In March 2009, the court awarded prejudgment interest, but declined to award punitive damages. In July 2009, the court granted our motion for a new trial and vacated the jury verdict.

Trimegestone

Aventis filed a breach of contract action against Wyeth in the Commercial Court of Nanterre in France arising out of the December 2003 termination by Wyeth of an October 2000 agreement between Wyeth and Aventis relating to the development of hormone-therapy drugs utilizing Aventis's trimegestone (TMG) progestin. Aventis alleges that the termination was improper and seeks monetary damages. In 2009, a three-judge tribunal rendered its decision in favor of Wyeth. In May 2010, the Versailles Court of Appeals reversed the Commercial Court's decision and appointed experts to hear evidence and make a recommendation to the Court of Appeals concerning damages. In August 2010, Wyeth filed a notice of appeal of the Court of Appeals' decision with the Supreme Court of France. Notwithstanding the appeal, the damage proceeding by the experts appointed by the Court of Appeals is continuing.

Environmental Matters

- Remediation Matters

In 2009, we submitted to the U.S. Environmental Protection Agency (EPA) a corrective measures study report with regard to Pharmacia Corporation's discontinued industrial chemical facility in North Haven, Connecticut and a revised site-wide feasibility study with regard to Wyeth's discontinued industrial chemical facility in Bound Brook, New Jersey. In September 2010, our corrective measures study report with regard to the North Haven facility was approved by the EPA.

We are a party to a number of other proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA or Superfund), and other state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.

- MPA Matter

In 2006, the Irish Director of Public Prosecutions (DPP) served Wyeth's subsidiary, Wyeth Medica Ireland (WMI), with criminal summonses charging it with violations of the Ireland Waste Management Act and WMI's Integrated Pollution Prevention and Control License in connection with five shipments from WMI's Newbridge, Ireland facility of sugar waste water allegedly contaminated with medroxyprogesterone acetate (MPA). In June 2010, WMI entered into a plea agreement with the DPP concerning four deviations from waste-management requirements between September 2000 and November 2001. In October 2010, WMI agreed to pay 70,000 euros to the DPP toward the cost of the prosecution of this matter and was ordered to pay a fine of 40,000 euros. In November 2010, the DPP filed a notice of appeal seeking review of the amount of the fine. On January 31, 2011, the DPP withdrew its appeal in exchange for the payment by WMI of 150,000 euros to cover the Ireland Environmental Protection Agency's costs to investigate this matter.

D. Government Investigations

Like other pharmaceutical companies, we are subject to extensive regulation by national, state and local government agencies in the U.S. and in the other countries in which we operate. As a result, we have interactions with government agencies on an ongoing basis. Among the investigations by government agencies are those discussed below. It is possible that criminal charges and substantial fines and/or civil penalties could result from government investigations, including but not limited to those discussed below.

The Company has voluntarily provided the U.S. Department of Justice (DOJ) and the U.S. Securities and Exchange Commission (SEC) with information concerning potentially improper payments made by Pfizer and by Wyeth in connection with certain sales activities outside the U.S. We are in discussions with the DOJ and SEC regarding a resolution of these matters. In addition, certain potentially improper payments and other matters are the subject of investigations by government authorities in certain foreign countries, including a civil and criminal investigation in Germany with respect to certain tax matters relating to a wholly owned subsidiary of Pfizer.

The DOJ is conducting civil and criminal investigations regarding Wyeth's promotional practices with respect to Protonix and its practices relating to the pricing for Protonix for Medicaid rebate purposes. In connection with the pricing investigation, in 2009, the DOJ filed a civil complaint in intervention in two qui tam actions that had been filed under seal in the U.S. District Court for the District of Massachusetts. The complaint alleges that Wyeth's practices relating to the pricing for Protonix for Medicaid rebate purposes between 2001 and 2006 violated the Federal Civil False Claims Act and federal common law. The two qui tam actions have been unsealed and the complaints include substantially similar allegations. In addition, in 2009, several states and the District of Columbia filed a complaint under the same docket number asserting violations of various state laws based on allegations substantially similar to those set forth in the civil complaint filed by the DOJ. We are exploring with the DOJ various ways to resolve its civil and criminal investigations relating to Protonix.

The U.S. Attorney's Office for the Western District of Oklahoma is conducting a civil and criminal investigation with respect to Wyeth's promotional practices relating to Rapamune. In addition, in October 2010, the federal government was permitted to intervene in a qui tam action, which alleges off-label promotion of Rapamune, that was pending in the U.S. District Court for the Eastern District of Pennsylvania. In December 2010, the qui tam action was transferred to the Western District of Oklahoma, where it was consolidated with the proceedings underway there.

We have received civil investigative demands and informal inquiries from the consumer protection divisions of several states seeking information and documents concerning the promotion of Lyrica and Zyvox. These requests appear to relate to the same past promotional practices concerning these products that were the subject of previously reported settlements in September 2009 with the DOJ and the Medicaid fraud control units of various states.

E. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2010, recorded amounts for the estimated fair value of these indemnifications were not significant.

20. Segment, Geographic and Revenue Information

Business Segments

Effective with the acquisition of Wyeth, we operate in the following two distinct commercial organizations, which constitute our two business segments:

- **Biopharmaceutical** consists of the Primary Care, Specialty Care, Oncology, Established Products and Emerging Markets units and includes products that prevent and treat cardiovascular and metabolic diseases, central nervous system disorders, arthritis and pain, infectious and respiratory diseases, urogenital conditions, cancer, eye diseases and endocrine disorders, among others. Biopharmaceutical's segment profit includes costs related to research and development, manufacturing, and sales and marketing activities that are associated with the products in our Biopharmaceutical segment.
- **Diversified** includes Animal Health products and services that prevent and treat diseases in livestock and companion animals, including vaccines, parasiticides and anti-infectives; Consumer Healthcare products that include over-the-counter healthcare products such as pain management therapies (analgesics and heat wraps), cough/cold/allergy remedies, dietary supplements, hemorrhoidal care and personal care items; Nutrition products that consist mainly of infant and toddler nutritional products; and Capsugel, which represents our capsule products and services business. Diversified's segment profit includes costs related to research and development, manufacturing, and sales and marketing activities that are associated with the products in our Diversified segment.

Segment profit/(loss) is measured based on income from continuing operations before provision for taxes on income and income attributable to noncontrolling interests. Certain costs, such as significant impacts of purchase accounting for acquisitions, restructuring and acquisition-related costs, costs related to our cost-reduction initiatives and certain asset impairment charges are included in *Corporate/Other* only. This methodology is utilized by management to evaluate our businesses. We regularly review our segments and the approach used by management to evaluate performance and allocate resources.

Each segment offers different products requiring different marketing and distribution strategies. We sell our products primarily to customers in the wholesale sector. In 2010, sales to our three largest U.S. wholesaler customers represented approximately 14%, 10% and 9% of total revenues and, collectively, represented approximately 17% of accounts receivable as of December 31, 2010. These sales and related accounts receivable were concentrated in the Biopharmaceutical segment. In 2009, sales to our three largest U.S. wholesaler customers represented approximately 17%, 11% and 10% of total revenues and, collectively, represented approximately 13% of accounts receivable as of December 31, 2009.

Revenues exceeded $500 million in each of 18 countries outside the U.S. in 2010, in each of 13 countries outside the U.S. in 2009 and in each of 14 countries outside the U.S. in 2008. The U.S. was the only country to contribute more than 10% of total revenues in each year.

Segment Revenues and Profit

Segment revenues and profit are as follows:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2010[a]	2009[a]	2008
Revenues			
Biopharmaceutical	$ 58,523	$ 45,448	$ 44,174
Diversified	8,966	4,189	3,592
Corporate/Other[b]	320	372	530
Total revenues	$ 67,809	$ 50,009	$ 48,296
Segment profit/(loss)[c]			
Biopharmaceutical	$ 28,981	$ 21,939	$ 21,786
Diversified	2,042	935	972
Corporate/Other[b], [d]	(21,601)	(12,047)	(13,064)
Total profit/(loss)	$ 9,422	$ 10,827	$ 9,694

[a] Includes revenues and profit/(loss) from legacy Wyeth operations for a full year in 2010. 2009 includes revenues and profit/(loss) from legacy Wyeth operations commencing on the Wyeth acquisition date, October 15, 2009, in accordance with Pfizer's domestic and international year-ends.

[b] *Corporate/Other* includes, among other things, Pfizer CentreSource, which includes contract manufacturing and bulk pharmaceutical chemical sales. *Corporate/Other* under *Segment profit/(loss)* also includes, among other things, interest income/(expense), corporate administration expenses, certain performance-based and all share-based compensation expenses, significant impacts of purchase accounting for acquisitions, all acquisition-related costs, substantially all restructurings, significant asset impairments and litigation charges.

(c) *Segment profit/(loss)* equals *Income from continuing operations before provision for taxes on income.* Certain costs are included in *Corporate/Other* only (see note (b) above). This methodology is utilized by management to evaluate our businesses.

(d) In 2010, *Corporate/Other* includes: (i) significant impacts of purchase accounting for acquisitions of $8.3 billion, including intangible asset amortization and charges related to fair value adjustments of inventory acquired as part of our acquisition of Wyeth and sold during the period; (ii) restructuring and acquisition-related costs of $4.0 billion, related to our acquisition of Wyeth; (iii) intangible asset impairments of $2.1 billion primarily related to certain intangible assets acquired as part of our acquisition of Wyeth and to one of our products, Thelin (see *Note 3B. Other Significant Transactions and Events: Asset Impairment Charges)*; (iv) Wyeth-related inventory write-off of $212 million (which includes a purchase accounting fair value adjustment of $104 million), primarily related to Biopharmaceutical inventory; (v) an additional $1.3 billion charge for asbestos litigation related to our wholly owned subsidiary Quigley Company, Inc.; (vi) all share-based compensation expense and (vii) net interest expense of $1.4 billion.

In 2009, *Corporate/Other* includes: (i) significant impacts of purchase accounting for acquisitions of $3.8 billion, including intangible asset amortization and charges related to fair value adjustments of inventory acquired as part of our acquisition of Wyeth and sold during the period; (ii) restructuring and acquisition-related costs of $4.3 billion, primarily related to our acquisition of Wyeth; (iii) all share-based compensation expense; (iv) a gain of $482 million related to ViiV (see *Note 3E. Other Significant Transactions and Events: Equity-Method Investments);* (v) net interest expense of $487 million; and (vi) an impairment of $298 million associated with certain materials used in our research and development activities that were no longer considered recoverable.

In 2008, *Corporate/Other* includes: (i) restructuring charges and implementation costs associated with our cost-reduction initiatives of $4.2 billion; (ii) significant impacts of purchase accounting for acquisitions of $3.2 billion, including acquired in-process research and development, intangible asset amortization and other charges; (iii) charges of approximately $2.3 billion related to the resolution of certain investigations concerning Bextra and various other products, as well as certain other investigations, and charges of approximately $900 million associated with the resolution of certain litigation involving our NSAID pain medicines; (iv) all share-based compensation expense; (v) net interest income of $772 million; (vi) asset impairment charges of $213 million; and (vii) acquisition-related costs of $49 million.

Substantially all of the restructuring charges recorded in *Corporate/Other* in 2010, 2009 and 2008 are associated with our Biopharmaceutical segment.

Segment Assets, Property, Plant and Equipment Additions, and Depreciation and Amortization

Additional details follow:

(MILLIONS OF DOLLARS)	YEAR ENDED/AS OF DECEMBER 31, 2010[a]	2009[a]	2008
Identifiable assets			
Biopharmaceutical	**$123,560**	$140,008	$ 60,591
Diversified	**18,255**	19,470	2,808
Discontinued operations/Held for sale	**561**	496	148
Corporate/Other[b], [c]	**52,638**	52,975	47,601
Total identifiable assets	**$195,014**	$212,949	$111,148
Property, plant and equipment additions[d]			
Biopharmaceutical	**$ 1,263**	$ 985	$ 1,351
Diversified	**160**	147	265
Corporate/Other[b]	**90**	73	85
Total property, plant and equipment additions	**$ 1,513**	$ 1,205	$ 1,701
Depreciation and amortization[d]			
Biopharmaceutical	**$ 2,731**	$ 1,672	$ 2,223
Diversified	**183**	113	108
Corporate/Other[b], [e]	**5,573**	2,972	2,759
Total depreciation and amortization	**$ 8,487**	$ 4,757	$ 5,090

(a) Reflects legacy Wyeth amounts for a full year in 2010. 2009 reflects legacy Wyeth amounts commencing on the Wyeth acquisition date, October 15, 2009.

(b) *Corporate/Other* includes Pfizer CentreSource, which includes contract manufacturing and bulk pharmaceutical chemical sales.

(c) Assets included within *Corporate/Other* are primarily cash and cash equivalents, short-term investments, long-term investments and loans and tax assets.

(d) Certain production facilities are shared. Property, plant and equipment, as well as capital additions and depreciation, are allocated based on estimates of physical production.

(e) *Corporate/Other* includes non-cash charges associated with purchase accounting related to intangible asset amortization of $5.3 billion in 2010, $2.7 billion in 2009 and $2.5 billion in 2008.

Geographic

Revenues and long-lived assets by geographic region are as follows:

	YEAR ENDED/AS OF DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2010**[(a)]	2009[(a)]	2008
Revenues			
United States	**$29,046**	$21,749	$20,401
Developed Europe[(b)]	**16,665**	12,892	13,180
Developed Rest of World[(c)]	**10,091**	8,196	7,511
Emerging Markets[(d)]	**12,007**	7,172	7,204
Consolidated	**$67,809**	$50,009	$48,296
Long-lived assets[(e)]			
United States	**$43,665**	$50,901	$17,296
Developed Europe[(b)]	**26,729**	32,057	11,947
Developed Rest of World[(c)]	**1,822**	1,936	516
Emerging Markets[(d)]	**4,465**	5,901	1,249
Consolidated	**$76,681**	$90,795	$31,008

(a) Reflects legacy Wyeth amounts for a full year in 2010. 2009 reflects legacy Wyeth amounts commencing on the Wyeth acquisition date, October 15, 2009.
(b) Developed Europe region includes the following markets: Western Europe and the Scandinavian countries.
(c) Developed Rest of World region includes the following markets: Australia, Canada, Japan, New Zealand, and South Korea.
(d) Emerging Markets region includes, but is not limited to, the following markets: Asia (excluding Japan and South Korea), Latin America, Middle East, Africa, Central and Eastern Europe, Russia and Turkey.
(e) Long-lived assets include identifiable intangible assets (excluding goodwill) and property, plant and equipment.

Revenues by Product

Significant product revenues are as follows:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2010	2009	2008
Biopharmaceutical products:			
Lipitor	$10,733	$11,434	$12,401
Enbrel[(a), (b)]	3,274	378	—
Lyrica	3,063	2,840	2,573
Prevnar/Prevenar 13[(a)]	2,416	—	—
Celebrex	2,374	2,383	2,489
Viagra	1,928	1,892	1,934
Xalatan/Xalacom	1,749	1,737	1,745
Effexor[(a)]	1,718	520	—
Norvasc	1,506	1,973	2,244
Prevnar/Prevenar (7-valent)[(a)]	1,253	287	—
Zyvox	1,176	1,141	1,115
Sutent	1,066	964	847
Premarin family[(a)]	1,040	213	—
Geodon/Zeldox	1,027	1,002	1,007
Detrol/Detrol LA	1,013	1,154	1,214
Zosyn/Tazocin[(a)]	952	184	—
Genotropin	885	887	898
Vfend	825	798	743
Chantix/Champix	755	700	846
Protonix[(a)]	690	68	—
BeneFIX[(a)]	643	98	—
Zoloft	532	516	539
Caduet	527	548	589
Aromasin	483	483	465
Revatio	481	450	336
Pristiq[(a)]	466	82	—
Medrol	455	457	459
Aricept[(c)]	417	432	482
Zithromax/Zmax	415	430	429
Cardura	413	457	499
ReFacto AF/Xyntha[(a)]	404	47	—
BMP2[(a)]	400	81	—
Rapamune[(a)]	388	57	—
Fragmin	341	359	316
Tygacil[(a)]	324	54	—
Alliance revenues[(d)]	4,084	2,925	2,251
All other[(e)]	8,307	7,417	7,753
Total Biopharmaceutical products	58,523	45,448	44,174
Diversified products:			
Animal Health[(e)]	3,575	2,764	2,825
Consumer Healthcare[(a)]	2,772	494	—
Nutrition[(a)]	1,867	191	—
Capsugel	752	740	767
Total Diversified products	8,966	4,189	3,592
Corporate/Other	320	372	530
Total revenues	$67,809	$50,009	$48,296

(a) Legacy Wyeth products. Legacy Wyeth operations are included for a full year in 2010. In accordance with Pfizer's domestic and international year-ends, 2009 includes approximately two-and-a-half months of Wyeth's U.S. operations and approximately one-and-a-half months of Wyeth's international operations in 2009.
(b) Outside the U.S. and Canada.
(c) Represents direct sales under license agreement with Eisai.
(d) Enbrel (in the U.S. and Canada)[(a)], Aricept, Exforge, Rebif and Spiriva.
(e) Includes legacy Pfizer products in 2010, 2009 and 2008. Also includes legacy Wyeth products in 2010 and, as described in note (a) above, during a portion of 2009.

21. Subsequent Events

A. Acquisition of King Pharmaceuticals, Inc.

On January 31, 2011, we completed our tender offer for all of the outstanding shares of common stock of King Pharmaceuticals, Inc. (King). Upon completion of the tender offer, we accepted for purchase all of the shares validly tendered and not validly withdrawn at a purchase price of $14.25 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. As a result, we paid approximately $3.3 billion in cash for approximately 92.5% of the outstanding shares of King common stock. Also, in accordance with the terms of the merger agreement, individuals designated by Pfizer now constitute a majority of the King Board of Directors. We intend to complete the acquisition of King through a merger on or about February 28, 2011, without a vote of the remaining shareholders of King. As a result of the merger, each remaining share of King common stock will be converted into the right to receive $14.25 per share, net in cash, without interest and less any required withholding taxes.

King's principal businesses consist of a prescription pharmaceutical business focused on delivering new formulations of pain treatments designed to discourage common methods of misuse and abuse; the Meridian auto-injector business for emergency drug delivery, which develops and manufactures the EpiPen®; and an animal health business that offers a variety of feed-additive products for a wide range of species.

The assets acquired and liabilities assumed from King, the consideration paid to acquire King, and the results of King's operations, are not reflected in our consolidated financial statements as of and for the twelve months ended December 31, 2010. Due to the significant limitations on access to King information prior to the completion of the tender offer and the limited time since the completion of the tender offer, the initial accounting for the business combination is incomplete at this time. As a result, we are unable to provide the amounts to be recognized for the major classes of assets acquired and liabilities assumed, including the information required for accounts receivables, pre-acquisition contingencies and goodwill. We will include this and other related information in our first quarter 2011 Form 10-Q.

B. New Research and Development Productivity Initiative

On February 1, 2011, we announced that we are continuing to closely evaluate our global research and development function and will accelerate our current strategies to improve innovation and overall productivity by prioritizing areas with the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas with the highest potential to deliver value in the near term and over time. In connection with these actions:

- We estimate that we will incur pre-tax employee-termination charges in the range of approximately $800 million to $1.1 billion and other pre-tax exit and implementation charges in the range of approximately $300 million to $500 million, all of which will result in future cash expenditures. We expect most of these charges to be incurred in 2011 and the balance to be incurred in 2012.
- We estimate that we will incur total pre-tax impairment and additional depreciation—asset restructuring charges in the range of approximately $1.1 billion to $1.3 billion, of which approximately $800 million to $900 million represent additional depreciation—asset restructuring charges. Most of these charges will be associated with our Sandwich, U.K. facility. We expect most of these non-cash charges to be incurred in 2011 and the balance to be incurred in 2012.

Quarterly Consolidated Financial Data (Unaudited)
Pfizer Inc. and Subsidiary Companies

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	QUARTER			
	FIRST	SECOND	THIRD	FOURTH
2010				
Revenues	$16,750	$ 17,327	$16,171	$ 17,561
Costs and expenses[a]	12,791	12,467	14,232	15,558
Acquisition-related in-process research and development charges	74	—	—	51
Restructuring charges and certain acquisition-related costs[b]	706	886	499	1,123
Income from continuing operations before provision for taxes on income	3,179	3,974	1,440	829
Provision/(benefit) for taxes on income[c]	1,146	1,488	564	(2,074)
Income from continuing operations	2,033	2,486	876	2,903
Discontinued operations—net of tax	2	(1)	(5)	(5)
Net income before allocation to noncontrolling interests	2,035	2,485	871	2,898
Less: Net income attributable to noncontrolling interests	9	10	5	8
Net income attributable to Pfizer Inc.	$ 2,026	$ 2,475	$ 866	$ 2,890
Earnings per common share—basic:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.25	$ 0.31	$ 0.11	$ 0.36
Discontinued operations—net of tax	—	—	—	—
Net income attributable to Pfizer Inc. common shareholders	$ 0.25	$ 0.31	$ 0.11	$ 0.36
Earnings per common share—diluted:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.25	$ 0.31	$ 0.11	$ 0.36
Discontinued operations—net of tax	—	—	—	—
Net income attributable to Pfizer Inc. common shareholders	$ 0.25	$ 0.31	$ 0.11	$ 0.36
Cash dividends paid per common share	$ 0.18	$ 0.18	$ 0.18	0.18
Stock prices				
High	$ 20.36	$ 17.39	$ 17.50	$ 17.90
Low	$ 16.80	$ 14.00	$ 14.14	$ 16.25

[a] The increase in costs and expenses in the fourth quarter of 2010, compared to the third quarter of 2010, is due to higher *Cost of sales, Selling, informational and administrative expenses,* and *Amortization of intangible assets,* partially offset by lower charges recorded in *Other deductions—net.*
[b] The increase in the fourth quarter of 2010, compared to the third quarter of 2010, is due to higher integration charges and restructuring costs primarily related to our acquisition of Wyeth.
[c] The fourth quarter of 2010 includes a $2.0 billion tax benefit recorded as a result of a settlement of certain tax audits covering the years 2002 – 2005.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

As of January 31, 2011, there were 232,567 holders of record of our common stock (New York Stock Exchange symbol PFE).

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc. and Subsidiary Companies

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	QUARTER FIRST	SECOND	THIRD	FOURTH[a]
2009				
Revenues	$10,867	$ 10,984	$11,621	$ 16,537
Costs and expenses	6,510	7,456	7,457	13,354
Acquisition-related in-process research and development charges	—	20	—	48
Restructuring charges and certain acquisition-related costs[b]	554	459	193	3,131
Income from continuing operations before provision for taxes on income	3,803	3,049	3,971	4
Provision for taxes on income	1,074	786	1,092	(755)
Income from continuing operations	2,729	2,263	2,879	759
Discontinued operations—net of tax	1	3	2	8
Net income before allocation to noncontrolling interests	2,730	2,266	2,881	767
Less: Net income attributable to noncontrolling interests	1	5	3	—
Net income attributable to Pfizer Inc.	$ 2,729	$ 2,261	$ 2,878	$ 767
Earnings per common share—basic[c]:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.41	$ 0.34	$ 0.43	$ 0.10
Discontinued operations—net of tax	—	—	—	—
Net income attributable to Pfizer Inc. common shareholders	$ 0.41	$ 0.34	$ 0.43	$ 0.10
Earnings per common share—diluted[c]:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.40	$ 0.34	$ 0.43	$ 0.10
Discontinued operations—net of tax	—	—	—	—
Net income attributable to Pfizer Inc. common shareholders	$ 0.40	$ 0.34	$ 0.43	$ 0.10
Cash dividends paid per common share	$ 0.32	$ 0.16	$ 0.16	$ 0.16
Stock prices				
High	$ 18.48	$ 15.60	$ 16.98	$ 18.99
Low	$ 11.62	$ 12.75	$ 14.11	$ 16.07

[a] In accordance with our domestic and international fiscal year-ends, approximately two-and-a-half months of Wyeth's U.S. operations and approximately one-and-a-half months of Wyeth's international operations are included in our consolidated financial statements for the quarter ended December 31, 2009. For additional information, see *Note 2. Acquisition of Wyeth*. The increase in revenues and costs and expenses in the fourth quarter of 2009 primarily reflects the results of Wyeth's operations, as well as higher purchase accounting charges resulting from the Wyeth acquisition.

[b] Restructuring charges and certain acquisition-related costs includes restructuring charges recorded in the fourth quarter of 2009 related to our acquisition of Wyeth.

[c] Earnings per share in fourth-quarter 2009 was impacted by the increased number of shares outstanding in comparison with prior 2009 quarters, resulting primarily from shares issued to partially fund the Wyeth acquisition.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

Financial Summary

Pfizer Inc. and Subsidiary Companies

	YEAR ENDED/AS OF DECEMBER 31,				
(MILLIONS, EXCEPT PER COMMON SHARE DATA)	2010[a]	2009[a]	2008	2007	2006
Revenues	$ 67,809	$ 50,009	$ 48,296	$ 48,418	$ 48,371
Research and development expenses[b]	9,413	7,845	7,945	8,089	7,599
Other costs and expenses	45,635	26,932	27,349	28,234	25,586
Acquisition-related in-process research and development charges[c]	125	68	633	283	835
Restructuring charges and certain acquisition-related costs[d]	3,214	4,337	2,675	2,534	1,323
Income from continuing operations before provision for taxes on income	9,422	10,827	9,694	9,278	13,028
Provision for taxes on income	1,124	2,197	1,645	1,023	1,992
Income from continuing operations before cumulative effect of a change in accounting principles	8,298	8,630	8,049	8,255	11,036
Discontinued operations—net of tax—(loss)/income	(9)	14	78	(69)	8,313
Less: Net income attributable to noncontrolling interests	32	9	23	42	12
Net income attributable to Pfizer Inc.	$ 8,257	$ 8,635	$ 8,104	$ 8,144	$ 19,337
Effective tax rate—continuing operations	11.9%	20.3%	17.0%	11.0%	15.3%
Depreciation and amortization[e]	$ 8,487	$ 4,757	$ 5,090	$ 5,200	$ 5,293
Property, plant and equipment additions[e]	1,513	1,205	1,701	1,880	2,050
Cash dividends paid	6,088	5,548	8,541	7,975	6,919
Working capital	31,859	24,445	16,067	25,014	25,559
Property, plant and equipment, less accumulated depreciation	19,123	22,780	13,287	15,734	16,632
Total assets	195,014	212,949	111,148	115,268	115,546
Long-term debt	38,410	43,193	7,963	7,314	5,546
Long-term capital[f]	145,323	151,478	68,662	80,134	84,993
Total Pfizer Inc. shareholders' equity	87,813	90,014	57,556	65,010	71,358
Earnings per common share—basic:					
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 1.03	$ 1.23	$ 1.19	$ 1.19	$ 1.52
Discontinued operations—net of tax	—	—	0.01	(0.01)	1.15
Net income attributable to Pfizer Inc. common shareholders	$ 1.03	$ 1.23	$ 1.20	$ 1.18	$ 2.67
Earnings per common share—diluted:					
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 1.02	$ 1.23	$ 1.19	$ 1.18	$ 1.52
Discontinued operations—net of tax	—	—	0.01	(0.01)	1.14
Net income attributable to Pfizer Inc. common shareholders	$ 1.02	$ 1.23	$ 1.20	$ 1.17	$ 2.66
Market value per share (December 31)	$ 17.51	$ 18.19	$ 17.71	$ 22.73	$ 25.90
Return on Pfizer Inc. shareholders' equity	10.39%	13.42%	13.22%	11.94%	28.20%
Cash dividends paid per common share	$ 0.72	$ 0.80	$ 1.28	$ 1.16	$ 0.96
Shareholders' equity per common share[g]	$ 10.96	$ 11.19	$ 8.56	$ 9.65	$ 10.05
Current ratio	2.11:1	1.66:1	1.59:1	2.15:1	2.16:1
Weighted-average shares used to calculate:					
Basic earnings per common share amounts	8,036	7,007	6,727	6,917	7,242
Diluted earnings per common share amounts	8,074	7,045	6,750	6,939	7,274

[a] Legacy Wyeth operations are included for a full year in 2010. In accordance with Pfizer's domestic and international year-ends, includes approximately two-and-a-half months of Wyeth's U.S. operations and approximately one-and-a-half months of Wyeth's international operations in 2009.

[b] *Research and development expenses* includes co-promotion charges, upfront and milestone payments for intellectual property rights of $393 million in 2010, $489 million in 2009; $377 million in 2008; $603 million in 2007; and $292 million in 2006.

[c] 2010 and 2009 amounts relate to the resolution of a contingency related to our 2008 acquisition of CovX. In 2008, 2007 and 2006, we recorded charges for the estimated portion of the purchase price of acquisitions allocated to in-process research and development.

[d] *Restructuring charges and certain acquisition-related costs* primarily includes the following:
2010—Restructuring charges of $2.2 billion related to our acquisition of Wyeth and other cost-reduction initiatives.
2009—Restructuring charges of $3.0 billion related to our acquisition of Wyeth and other cost-reduction initiatives.
2008—Restructuring charges of $2.6 billion related to our cost-reduction initiatives.
2007—Restructuring charges of $2.5 billion related to our cost-reduction initiatives.
2006—Restructuring charges of $1.3 billion related to our cost-reduction initiatives.

[e] Includes discontinued operations.

[f] Defined as long-term debt, deferred taxes and total shareholders' equity. In 2009, increase reflects the long-term debt and deferred tax liabilities associated with the acquisition of Wyeth.

[g] Represents total Pfizer Inc. shareholders' equity divided by the actual number of common shares outstanding (which excludes treasury shares and those held by our employee benefit trusts). The increase in 2009 was due to the issuance of equity to partially finance the Wyeth acquisition.

Peer Group Performance Graph



200.0
150.0
100.0
50.0
0.0
2005
2006
2007
2008
2009
2010
PFIZER
PEER GROUP
S&P 500

Five Year Performance

	2005	2006	2007	2008	2009	2010
PFIZER	100.0	115.2	105.8	88.0	95.3	95.6
PEER GROUP	100.0	110.7	113.0	95.7	108.0	107.5
S&P 500	100.0	115.2	121.6	76.6	96.9	111.4

Notes: Pfizer's pharmaceutical peer group consists of the following companies: Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb Company, Eli Lilly and Company, GlaxoSmithKline, Johnson & Johnson and Merck and Co.

Corporate and Shareholder Information

Stock Listings

Our common stock is listed on the New York Stock Exchange/ Euronext. It is also listed on the London and Swiss stock exchanges, and traded on various United States regional stock exchanges.

Stock Transfer Agent and Registrar

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Telephone: 800-PFE-9393
Outside the U.S., Canada and Puerto Rico: 781-575-4591
Internet: www.computershare.com

Shareholder Services and Programs

Please contact our Stock Transfer Agent and Registrar with inquiries concerning shareholder accounts of record and stock transfer matters, and also for information on the following services and programs:

- Shareholder Investment Program
  - direct purchase of Pfizer stock
  - dividend reinvestment
  - automatic monthly investments
- Book-entry share ownership
- Direct deposit of dividends

Form 10-K

Upon written request, we will provide without charge a copy of our Form 10-K for the fiscal year ended December 31, 2010. Requests should be directed to:

Vice President and Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Our Form 10-K is also available on our Web site at www.pfizer.com.

EXECUTIVE LEADERSHIP TEAM

Ian C. Read	President and Chief Executive Officer
Olivier Brandicourt	President and General Manager, Primary Care
Frank A. D'Amelio	Executive Vice President, Business Operations and Chief Financial Officer
Mikael Dolsten	President, Worldwide Research and Development
Geno J. Germano	President and General Manager, Specialty Care and Oncology
Charles H. Hill	Executive Vice President, Worldwide Human Resources
Douglas M. Lankler	Executive Vice President, Chief Compliance and Risk Officer
Freda C. Lewis-Hall	Executive Vice President, Chief Medical Officer
Kristin C. Peck	Executive Vice President, Worldwide Business Development and Innovation
Cavan M. Redmond	Group President, Animal Health, Consumer Healthcare, Capsugel and Strategy
Natale S. Ricciardi	Senior Vice President; President—Pfizer Global Manufacturing
Amy W. Schulman	Executive Vice President, General Counsel and Business Unit Lead, Nutrition
David S. Simmons	President and General Manager, Emerging Markets and Established Products
Sally Susman	Executive Vice President, Policy/External Affairs/Communications

DIRECTIONS to
RENAISSANCE DALLAS HOTEL
2222 Stemmons Freeway
Dallas, Texas 75207

From North:

Take I-35E South
Exit at Wycliff Ave. (Exit #430 C)
Left at Wycliff Ave.
Hotel is on the left hand side

From South:

Take I-35E North
Exit at Market Center Blvd./ Wycliff Ave.
(Exit #430 B-C)
1st light is Market Center Blvd., continue on service road to 2nd light—Wycliff Ave.
Right at Wycliff Ave. (hotel is on the left)

From East:

Take I-30 West
Exit I-35E North
Exit at Market Center Blvd./ Wycliff Ave.
(Exit #430 B-C)
1st light is Market Center Blvd., continue on service road to 2nd light—Wycliff Ave.
Right at Wycliff Ave. (hotel is on the left)

From West:

Take I-30 East
Exit I-35E North
Exit at Market Center Blvd./ Wycliff Ave.
(Exit #430 B-C)
1st light is Market Center Blvd., continue on service road to 2nd light—Wycliff Ave.
Right at Wycliff Ave. (hotel is on the left)

From DFW Airport:

Take the South Airport Exit (183 East)
183 merges with I-35E Southbound
Exit at Wycliff Ave. (Exit #430 C)
Left onto Wycliff Ave. (under the bridge)
Left onto the access road and right into the hotel parking lot


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Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755
(212) 733-2323
www.pfizer.com